Exhibit 99.2

The securities have not been registered under the U.S. Securities Act (as defined herein) and may not be offered or sold in the United States or to U.S. Persons (as defined herein) (other than distributors) unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR
OF

AYR WELLNESS INC.

AND

AYR WELLNESS CANADA HOLDINGS INC.

FOR HOLDERS OF

12.50% SENIOR SECURED NOTES DUE DECEMBER 10, 2024

TO CONSIDER A PROPOSED PLAN OF ARRANGEMENT

UNDER THE CANADA BUSINESS CORPORATIONS ACT

Vote Today.

The Special Committee of AYR recommends that

Senior Noteholders VOTE FOR the Arrangement Resolution and the Transaction.

These materials are important and require your immediate attention. They require Holders (as defined below) to make important decisions. If you are in doubt as to what decision to make, please contact your financial, legal, income tax and/or other professional advisors. If you have any questions, or require assistance voting, please contact the proxy solicitation and information agent:

Carson Proxy Advisors

North American Toll-free: 1-800-530-5189 (collect 416-751-2066)

Email: info@carsonproxy.com

NOTICE OF SPECIAL MEETING OF SENIOR NOTEHOLDERS	1

GLOSSARY OF TERMS	3

MANAGEMENT INFORMATION CIRCULAR	10

INFORMATION CONCERNING AYR WELLNESS CANADA HOLDINGS INC.	10

SUMMARY OF THE CIRCULAR	11

SOLICITATION OF PROXIES	16

INFORMATION AGENT	19

FEES AND EXPENSES	19

DOCUMENTS INCORPORATED BY REFERENCE	19

FORWARD-LOOKING STATEMENTS	20

NOTICE TO SENIOR NOTEHOLDERS IN THE UNITED STATES	21

DESCRIPTION OF THE ARRANGEMENT	22

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	34

SUPPORT AGREEMENT	41

SECURITIES LAW MATTERS	53

ARRANGEMENT STEPS	55

ANTI-DILUTIVE WARRANTS	56

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	57

NON-GAAP FINANCIAL PERFORMANCE MEASURES	58

PRIOR SALES	58

TRADING PRICE AND VOLUME	59

DESCRIPTION OF SECURITIES	59

STATE REGULATORY APPROVAL MATTERS	65

RISK FACTORS	65

EXPERTS	69

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	69

PRINCIPAL HOLDERS OF SECURITIES	70

OTHER BUSINESS	70

ADDITIONAL INFORMATION	70

APPROVAL OF THE SPECIAL COMMITTEE	71

CONSENT OF KOGER	72

APPENDICES

APPENDIX A	ARRANGEMENT RESOLUTION
APPENDIX B	PLAN OF ARRANGEMENT
APPENDIX C	FORM OF PROXY
APPENDIX D	NOTICE OF APPLICATION
APPENDIX E	INTERIM ORDER
APPENDIX F	FAIRNESS OPINION
APPENDIX G	FORM OF AMENDED AND RESTATED INDENTURE
APPENDIX H	BLACKLINE TO EXISTING INDENTURE

November 15, 2023

Dear Senior Noteholders:

The special committee comprised of independent directors (the “Special Committee”) of the Board of Directors (the “Board”) of AYR Wellness Inc. (“AYR” or the “Corporation”) invites you to attend a special meeting (the “Meeting”) of holders (“Senior Noteholders”) of the Corporation’s 12.50% senior secured notes due December 10, 2024 (the “Senior Notes”), to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on December 15, 2023 at 10:00 a.m. (Eastern time).

At the Meeting, you will be asked to consider and vote on a special resolution of Senior Noteholders (the “Arrangement Resolution”) to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) pursuant to which, among other things, the trust indenture dated December 10, 2020 governing the Senior Notes (the “Existing Indenture”) will be amended and restated (the “Amended and Restated Indenture”) and all outstanding Senior Notes will be exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “New 2026 Notes”) of AYR Wellness Canada Holdings Inc. (“AYR Wellness Canada” or “AYR Newco”), to be guaranteed by AYR and its other subsidiaries pursuant to such Amended and Restated Indenture, as well as receiving subordinated, restricted and/or limited voting shares (the “AYR SVS Shares”) of AYR, all in accordance with the terms of the Arrangement (which transactions are collectively referred to as the “Transaction”).

As part of the Transaction, certain of the Supporting Senior Noteholders (as defined below) have committed to advancing to the Corporation an additional U.S.$40 million of new money proceeds (net of a 20% original issue discount) in return for the issuance of U.S.$50 million of New 2026 Additional Notes (as defined in the Circular) concurrent with the completion of the Transaction, and the Backstop Provider (as defined in the Circular) will receive AYR SVS Shares or shares of a subsidiary of AYR exchangeable for AYR SVS Shares. In addition, AYR’s existing shareholders will receive new warrants (the “Anti-Dilutive Warrants”) to acquire AYR SVS Shares exercisable for two years from closing at U.S.$2.12 per share.

Each registered Senior Noteholder is requested to submit an executed and completed Form of Proxy (attached as Appendix “C” to the Management Information Circular (the “Circular”)) to the Corporation, by sending to: Odyssey Trust Company, Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8. See “Solicitation of Proxies – Appointment of Proxies” for additional information regarding the completion and submission of the Form of Proxy. If you are a non-registered Senior Noteholder and you receive these materials through your broker, custodian, nominee or other intermediary (an “Intermediary”), you should follow the instructions provided by your Intermediary on the enclosed Voting Instruction Form in order to vote your Senior Notes.

Koger Valuations Inc. (“Koger”) has been engaged as a financial advisor to the Corporation and the Board and Special Committee in connection with the Transaction. Koger has delivered an opinion to the Special Committee and the Board dated as of October 31, 2023 which concludes that, as of the date thereof, and subject to the qualifications set out therein, the Transaction, if implemented, is fair from a financial point of view to the holders of the Senior Notes (and to AYR Shareholders) (the “Fairness Opinion”).

In addition, following the delivery of a submission regarding the Transaction to the Canadian Securities Exchange (the “CSE”) accompanied by a detailed outline of the Arrangement and proposed transactions thereunder, the CSE confirmed to the Corporation that the CSE does not require the approval of AYR Shareholders to implement the Transaction.

After careful consideration of various factors and alternatives and consultation with Weil, Gotshal & Manges LLP (“Weil”) and Stikeman Elliott LLP (“Stikeman”), the Corporation’s legal advisors, and Moelis & Company LLC (“Moelis”), the Corporation’s financial advisor, the Special Committee, which was delegated the power to deal with these matters by the Board, unanimously determined that the Arrangement is in the best interests of the Corporation and fair from a financial point of view to the holders of the Senior Notes (and to AYR Shareholders) and unanimously recommends that Senior Noteholders VOTE FOR the Arrangement Resolution and the Transaction contemplated thereby.

The Special Committee and management believe that it is beneficial and important that the Transaction be implemented. Exchanging the Senior Notes for the New 2026 Exchange Notes (as defined in the Circular), which do not mature until December 10, 2026, and New AYR Exchange Shares (as defined in the Circular) treats all Senior Noteholders equally and fairly. The maturity deferral represented by the New 2026 Exchange Notes and the additional proceeds to be received by AYR Newco in connection with the New 2026 Additional Notes is expected to bring greater stability to the Corporation’s capital structure and allow the Corporation to execute on its long-term business plan. The Transaction offers substantial benefits to the Corporation.

Enclosed are a Notice of Meeting and the Circular. These documents are also available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Circular and the appendices attached thereto, which we urge you to read carefully in consultation with your tax, financial, legal or other professional advisors, describe the Transaction and include certain other information (including the full text of the Fairness Opinion) to assist you in considering the Arrangement.

In order for the Transaction to be implemented, the Arrangement must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Senior Noteholders present in person or by proxy at the Meeting and entitled to vote on the Arrangement Resolution. All Senior Noteholders will vote as one class under the Arrangement. Each Senior Noteholder will have one vote for each U.S.$1.00 of principal amount of the Senior Notes held by such Senior Noteholder as of the record date (which is the close of business on November 8, 2023). As of the date hereof, Senior Noteholders representing approximately 76% (collectively, the “Supporting Senior Noteholders”) of the aggregate principal amount of Senior Notes have executed a support agreement with the Corporation pursuant to which they have agreed, among other things, to support the terms of the Transaction and to vote in favour of the Arrangement Resolution at the Meeting.

In addition to Senior Noteholder approval, completion of the Arrangement is subject to a number of conditions, including approval by the Ontario Superior Court of Justice and any required U.S. state cannabis regulatory approvals. Pending receipt of such approvals and satisfaction of all conditions precedent, the Corporation anticipates that completion of the Arrangement will occur. Closing is currently targeted to occur by December 31, 2023, assuming the satisfaction or waiver of all closing conditions including regulatory approvals.

Yours very truly,

(Signed) “Brad Asher”

Brad Asher

Chief Financial Officer and Secretary

AYR Wellness Inc.

NOTICE OF SPECIAL MEETING OF SENIOR NOTEHOLDERS

TO:	Holders of 12.50% Senior Secured Notes due December 10, 2024 (the “Senior Notes”) of AYR Wellness Inc. (the “Corporation”)

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of the Senior Notes (the “Senior Noteholders”) of the Corporation will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on December 15, 2023 at 10:00 a.m. (Eastern time) for the following purposes:

(a)	pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (the “Court”) dated November 15, 2023, to consider at the Meeting and, if deemed advisable, to pass, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix “A” to the accompanying management information circular (the “Circular”), approving a plan of arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of the New 2026 Exchange Notes and New AYR Exchange Shares (as such terms are defined in the accompanying Circular) to be issued pursuant to the Arrangement.

The record date (the “Record Date”) for entitlement to vote at the Meeting has been set by the Court as the close of business on November 8, 2023, subject to any further order of the Court.

Subject to any further order of the Court, the quorum for the Meeting is the presence, in person or by proxy, of holders representing at least 25% of the principal amount of outstanding Senior Notes. Subject to any further order of the Court, the vote required to pass the Arrangement Resolution at the Meeting is the affirmative vote of at least 66 2/3% of the votes cast by Senior Noteholders present in person or by proxy at the Meeting and entitled to vote on the Arrangement Resolution.

Each Senior Noteholder will have one vote for each U.S.$1.00 of principal amount of the Senior Notes held by such Senior Noteholder as of the Record Date. All Senior Noteholders will vote as one class under the Arrangement.

In addition to Senior Noteholder approval, the implementation of the Arrangement is subject to the approval of the Court and required U.S. state regulatory authorities. The matter is currently scheduled to be heard at the Ontario Superior Court of Justice (Commercial List) on December 19, 2023.

In addition to the Arrangement Resolution, copies of the Plan of Arrangement, the Notice of Application and the Interim Order, as such terms are defined in the Circular, are attached to the Circular as Appendices “B”, “D” and “E”, respectively.

If you are a non-registered Senior Noteholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in the enclosed Voting Instruction Form in order to vote your Senior Notes. If you are a registered Senior Noteholder, whether or not you are able to attend the Meeting, you are requested to complete, execute and deliver the enclosed Form of Proxy in accordance with the instructions set forth on the Form of Proxy to the Corporation, c/o Odyssey Trust Company, Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8, by no later than 10:00 a.m. (Eastern time) on December 13, 2023 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived or extended by the Corporation at its sole discretion without notice.

The Form of Proxy or Voting Instruction Form to be delivered to Senior Noteholders in connection with the Meeting nominates Brad Asher, the Chief Financial Officer of the Corporation, as a proxyholder in connection with the voting at the Meeting, with full power of substitution. A Senior Noteholder may attend the Meeting in person or may appoint another person as proxyholder.

Non-registered Senior Noteholders who wish to appoint themselves or another person to attend the Meeting on their behalf should follow the instructions provided by your broker, custodian, nominee or other intermediary in the enclosed Voting Instruction Form. Non-registered holders in the U.S. that request a legal proxy from their broker, custodian, nominee or other intermediary, will need to deliver the legal proxy to the Corporation, by email to: corptrust@odysseytrust.com, by no later than 10:00 a.m. (Eastern time) on December 13, 2023 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement thereof. Persons appointed as proxyholders need not be Senior Noteholders.

The Special Committee unanimously recommends that Senior Noteholders VOTE FOR the Arrangement Resolution.

DATED at Miami, Florida, this 15th day of November, 2023.

AYR WELLNESS INC.

BY ORDER OF THE SPECIAL COMMITTEE

(Signed) “Brad Asher”

Brad Asher
Chief Financial Officer

GLOSSARY OF TERMS

“2022 AIF” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2022 Financial Statements” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2022 MD&A” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2023 AGM Circular” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2023 Interim Financials” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2023 Interim MD&A” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“Accredited Investor” has the meaning ascribed to such term in Rule 501(a) under the U.S. Securities Act;

“Amended and Restated Indenture” means the amended and restated trust indenture to be entered into among AYR Newco, the Corporation, the Existing Guarantors, the New Guarantors, and the Indenture Trustee on the Effective Date, in substantially the form attached as Appendix “G” to this Circular, which shall govern the Senior Notes and the New 2026 Notes, and shall replace the Existing Indenture upon the Plan becoming effective on the Effective Date, and shall be in form and substance acceptable to the Corporation and the Requisite Supporting Senior Noteholders;

“Anti-Dilutive Warrants” means the 23,046,067 warrants to purchase AYR SVS Shares for a period of 2 years from the Effective Date at an exercise price per share of U.S.$2.12 issued on the Effective Date pursuant to the Warrant Agency Agreement and the Plan to existing AYR Shareholders and AYR Exchangeable Shareholders as of the Warrant Record Date;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan, subject to any amendments, modifications and/or supplements made thereto in accordance with the terms of the Plan or made at the discretion of the Court in the Final Order with the prior written consent of AYR, AYR Newco and the Requisite Supporting Senior Noteholders, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Senior Noteholders to approve the Plan to be considered at the Meeting, the full text of which is attached as Appendix “A” to this Circular;

“AYR Entities” means, collectively, AYR, AYR Newco, and each other direct or indirect subsidiary of AYR (excluding Ayr Foundation Inc.);

“AYR Exchangeable Shareholders” means the Holders of AYR Exchangeable Shares;

“AYR Exchangeable Shares” means the exchangeable shares in the capital of a subsidiary of AYR, which are exchangeable for AYR SVS Shares;

“AYR Newco” means AYR Wellness Canada Holdings Inc.;

“AYR Note Assumption” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Amalgamation or Wind Up of AYR Newco”;

“AYR Shareholders” means collectively the Holders of Multiple Voting Shares and AYR SVS Shares;

“AYR SVS Shares” means the subordinate voting, limited voting and restricted voting shares of AYR;

“Backstop Commitment Letter” means the backstop commitment letter dated as of October 31, 2023 entered into by the Backstop Provider, pursuant to which the Backstop Provider agreed to, among other things, purchase any of the New 2026 Additional Notes not otherwise purchased by the Supporting Senior Noteholders;

“Backstop Funding Premium” means the Put Option Premium (as defined in the Backstop Commitment Letter) payable to the Backstop Provider in accordance with the Backstop Commitment Letter;

“Backstop Provider” means the Backstop Party (as defined in the Backstop Commitment Letter);

“Backstop Shares” means (i) 5,947,980 AYR SVS Shares, or (ii) at the option of the Backstop Provider, non-voting exchangeable shares of CSAC Acquisition NV Corp. that (A) in the event that the Backstop Provider sells such shares to an unrelated person, subject to obtaining any required regulatory approvals, will automatically be exchanged for an equivalent amount AYR SVS Shares, and (B) will, subject to obtaining any required regulatory approvals, automatically be exchanged for 5,947,980 AYR SVS Shares;

“Beneficial Senior Noteholder” has the meaning ascribed thereto under the heading “Solicitation of Proxies – Advice to Beneficial Senior Noteholders”;

“Board” means the board of directors of AYR Wellness Inc.;

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are generally open for business in Toronto, Ontario and Miami, Florida;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date;

“CBCA Director” means the director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by AYR Newco under the CBCA on November 15, 2023 in connection with the Plan;

“CDS” means CDS & Co., the nominee of CDS Clearing and Depository Services Inc.;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of AYR Newco in accordance with section 262 of the CBCA;

“Circular” means this Management Information Circular of the Corporation dated as of November 15, 2023, including all Appendices hereto, as it may be amended, restated or supplemented from time to time;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any successor, assignee, affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CSE” means the Canadian Securities Exchange;

“Definitive Documents” means, collectively, all of the definitive documents necessary or advisable to implement the Transaction, including, without limitation: (i) the Plan and this Circular and other related proxy materials, (ii) the New 2026 Notes Documents, (iii) the formation documents of AYR Newco, (iv) the Backstop Commitment Letter, (v) the Interim Order, (vi) the Final Order, (vii) all security agreement and collateral documents in connection with the New 2026 Notes, (viii) the Warrant Agency Agreement, (ix) any agreement providing for the pre-emptive rights described in the Term Sheet, and (x) any other agreements and documentation necessary or advisable to consummate and document or achieve the Transaction, and in each case, any amendments, modifications, and supplements thereto and any related notes, certificates, agreements, documents, and instruments;

“Depositary” means Odyssey Trust Company or any other trust company, bank or equivalent financial institution agreed to in writing by AYR Newco and AYR and appointed to carry out any of the duties of the Depositary hereunder;

“DRS” means Direct Registration System;

“DRS Advice” means an advice issued by the Transfer Agent, the Warrant Agent or the Indenture Trustee evidencing the securities held by a Holder of Multiple Voting Shares, AYR SVS Shares, AYR Exchangeable Shares, Backstop Shares, Anti-Dilutive Warrants, Senior Notes and/or New 2026 Notes, as applicable, in lieu of a physical certificate;

“EDGAR” means the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval system;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means such time as may be specified by the Corporation, in writing, on the Effective Date;

“Existing Guarantors” means collectively, CannaPunch of Nevada LLC, CSAC Acquisition IL Corp., CSAC Acquisition MA II Corp., CSAC Acquisition NJ Corp., CSAC Acquisition PA Corp., CSAC Acquisition PA II Corp., CSAC Holdings Inc., CSAC Ohio, LLC, DocHouse LLC, DWC Investments, LLC, Mercer Strategies PA, LLC, Parker Solutions MA LLC, Parker Solutions PA, LLC, Sira Naturals, Inc., CSAC Acquisition Inc., CSAC Acquisition FL Corp., AYR Wellness Holdings LLC, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, Kynd-Strainz LLC, Lemon Aide LLC, DFMMJ Investments, LLC, Parker RE MA LLC, CannTech PA, LLC and 242 Cannabis, LLC;

“Existing Indenture” means the trust indenture dated as of December 10, 2020 (as amended, restated and/or supplemented from time to time) between the Corporation and the Indenture Trustee, pursuant to which the Senior Notes were issued;

“Fairness Opinion” means the fairness opinion of Koger attached as Appendix “F” to this Circular and described under the heading “Description of the Arrangement – Fairness Opinion”;

“Final Order” means the final order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and the Plan, in form and substance satisfactory to AYR Wellness Canada, AYR and the Requisite Supporting Senior Noteholders, as such final order may be amended from time to time in a manner acceptable to AYR Wellness Canada, AYR and the Requisite Supporting Senior Noteholders;

“Form of Proxy” means the form of proxy to be completed by registered Senior Noteholders, pursuant to which registered Senior Noteholders may indicate their vote in respect of the Arrangement Resolution;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization (including any stock exchange and the Canadian Investment Regulatory Organization) or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Holder” means a Person in whose name a note, warrant or share is registered, as the context requires;

“Indenture Trustee” means Odyssey Trust Company, as trustee under the Existing Indenture and the Amended and Restated Indenture, and its successors and assigns;

“Interim Order” means the interim order of the Court dated November 15, 2023 pursuant to section 192 of the CBCA, which, among other things, approves the calling of, and the date for, the Meeting, and as may be amended from time to time in a manner acceptable to AYR Newco, AYR and the Requisite Supporting Senior Noteholders, and which is attached as Appendix “E” to this Circular;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“Koger” means Koger Valuations Inc.;

“Letter of Transmittal” means the letter of transmittal in connection with the Arrangement forwarded by AYR to registered Senior Noteholders holding physical certificate(s) representing Senior Notes;

“Meeting” means the meeting of the Senior Noteholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Arrangement Resolution and to consider and vote on such other matters as may properly come before such meeting, and includes any adjournment(s) or postponement(s) of such meeting;

“New 2026 Additional Notes” means the New 2026 Notes in the aggregate principal amount of U.S.$50,000,000 issued to the New 2026 Notes Purchasers pursuant to the Amended and Restated Indenture in accordance with the Plan;

“New 2026 Exchange Notes” means the New 2026 Notes in the aggregate principal amount of U.S.$243,250,000 to be issued by AYR Newco to the Senior Noteholders in accordance with the Plan pursuant to the Amended and Restated Indenture;

“New 2026 Notes” means the new 13% senior notes due December 10, 2026, to be issued by AYR Newco, as Substituted Issuer, and to be guaranteed by AYR, the Existing Guarantors and the New Guarantors, in each case, pursuant to the Amended and Restated Indenture and the Plan, which notes will be denominated in U.S. dollars, constitute a new series under the Amended and Restated Indenture and be substantially on the terms set forth in the form of Amended and Restated Indenture, as such terms may be amended pursuant to the Plan;

“New 2026 Notes Documents” means, collectively, the Amended and Restated Indenture, the New 2026 Notes, the New Guarantees and the guarantees to be provided by AYR, the Existing Guarantors and the New Guarantors pursuant to the Amended and Restated Indenture, and the existing and new security agreements (as applicable) to be entered into by the Existing Guarantors and the New Guarantors, in each case, in a form acceptable to AYR Newco, AYR and the Requisite Supporting Senior Noteholders;

“New 2026 Notes Purchasers” means, collectively, the purchasers of the New 2026 Additional Notes;

“New AYR Exchange Shares” means a total of 29,040,140 AYR SVS Shares to be issued to the Senior Noteholders pursuant to the exchange of the Senior Notes for New 2026 Notes;

“New AYR Shares” means (i) the New AYR Exchange Shares, and (ii) the Backstop Shares if issued as AYR SVS Shares;

“New Guarantees” means the new guarantees of the New 2026 Notes to be provided by the New Guarantors, including, for greater certainty, all general, collateral and other security agreements entered into by the New Guarantors;

“New Guarantors” means the AYR Entities other than AYR Newco, AYR and the Existing Guarantors;

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Note Issuer” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Noteholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Notice of Application” means the Notice of Application, attached as Appendix “D” to this Circular;

“Order” means any order of the Court relating to the Arrangement including, without limitation, the Interim Order and the Final Order;

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;

“Plan” means the plan of arrangement pursuant to section 192 of the CBCA and the schedules thereto, substantially in the form attached as Appendix “B” to this Circular and any amendments or variations thereto made in accordance with the provisions of the Plan or Arrangement or made by an Order, in each case to be in form and substance reasonably acceptable to AYR, AYR Newco and the Requisite Supporting Senior Noteholders;

“Record Date” means the close of business on November 8, 2023;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Requisite Supporting Senior Noteholders” has the meaning ascribed thereto in the Support Agreement;

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Securities” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Securityholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval;

“Seller Notes” has the meaning ascribed thereto under the heading “Description of the Arrangement – Background to the Arrangement”;

“Seller Noteholders” has the meaning ascribed thereto under the heading “Description of the Arrangement – Background to the Arrangement”;

“Senior Noteholders” means the holders of the Senior Notes;

“Senior Notes” means the 12.5% senior notes due December 10, 2024 issued by AYR pursuant to the Existing Indenture;

“Special Committee” means the special committee of the board of directors of AYR Wellness Inc.;

“State Regulatory Approvals” has the meaning ascribed thereto under the heading “State Regulatory Matters”;

“Support Agreement” means that certain Support Agreement dated October 31, 2023 and all schedules thereto executed among the Corporation, AYR Newco and the Supporting Senior Noteholders, among others, pursuant to which the Supporting Senior Noteholders have agreed to, among other things, support and vote in favour of the Transaction and the Arrangement Resolution, as filed on SEDAR+ and EDGAR;

“Supporting Senior Noteholders” means those certain Senior Noteholders that are signatories to the Support Agreement (or their permitted assigns) and that held in the aggregate approximately 76% of the aggregate principal amount of the Senior Notes as of October 31, 2023;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended;

“Tax Proposals” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Term Sheet” has the meaning ascribed thereto under the heading “Description of the Arrangement – Background to the Arrangement”;

“Transaction” means, collectively, the transactions contemplated by the Plan;

“Transaction Terms” means, collectively, the Term Sheet and the Backstop Commitment Letter;

“Transfer Agent” means Odyssey Trust Company, the transfer agent for the shares of the Corporation;

“Treaty” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holding and Disposing of AYR SVS Shares – Dividends on AYR SVS Shares”;

“United States” or “U.S.” means the United States, as defined in Rule 902(1) under Regulation S under the U.S. Securities Act;

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S under the U.S. Securities Act, including, but not limited to, any natural person resident in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Instruction Form” means the voting instruction form provided to non-registered Senior Noteholders, pursuant to which non-registered Senior Noteholders may indicate their vote in respect of the Arrangement Resolution;

“Warrant Agency Agreement” has the meaning ascribed thereto under the heading “Anti-Dilutive Warrants”;

“Warrant Agent” has the meaning ascribed thereto under the heading “Anti-Dilutive Warrants”; and

“Warrant Record Date” means the date that is seven Business Days prior to the Effective Date.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation by management of AYR Wellness Inc. (“AYR” or the “Corporation”) and AYR Newco of proxies for use at the Meeting, to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on December 15, 2023 at 10:00 a.m. (Eastern time) and, at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting of Senior Noteholders. Information in this Circular is given as at November 15, 2023 unless otherwise indicated.

INFORMATION CONCERNING AYR WELLNESS INC.

The Corporation is a U.S. national cannabis consumer packaged goods company and retailer. Founded in 2019 and headquartered in Miami, Florida, the Corporation is focused on delivering the highest quality cannabis products and customer experience throughout its footprint. The Corporation, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Corporation (formerly known as “Cannabis Strategies Acquisition Corp.” and “Ayr Strategies Inc.”, respectively) was a special purpose acquisition corporation incorporated on July 31, 2017 under the Business Corporations Act (Ontario). The Corporation continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia), changed its name to “AYR Strategies Inc.”, and amended its financial year-end from September 30 to December 31 in connection with its qualifying transaction. The Corporation changed its name to “AYR Wellness Inc.” on February 11, 2021. The head office of the Corporation is located at 2601 South Bayshore Drive, Suite 900, Miami, Florida, 33133.

The AYR SVS Shares are traded under the single symbol “AYR.A” on the CSE. The AYR SVS Shares are also traded on the Over-the-Counter Market in the United States under the symbol “AYRWF”.

The Senior Notes began trading on the CSE effective April 21, 2021 under the symbol “AYR.NT.U”. The Senior Notes, in the aggregate principal amount of $110 million, were initially issued on December 10, 2020 through a private placement. On November 12, 2021, an additional approximately $133.3 million in Senior Notes were issued (the “Additional Notes”). The Senior Notes earn interest of 12.5% per annum (payable semi-annually, in equal installments) and, subject to the Transaction, mature on December 10, 2024.

AYR derives all or substantially all of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. AYR is directly involved (through its licensed subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in the States of Massachusetts, Nevada, Pennsylvania, Florida, Ohio, New Jersey Illinois and Connecticut.

As of the date of this Circular, 100% of the Corporation’s business is directly derived from United States cannabis-related activities. As such, the Corporation’s exposure to United States cannabis-related activities is 100%.

Additional information about the Corporation is set out in the 2022 AIF, the 2023 AGM Circular, the 2022 Financial Statements, the 2022 MD&A, the 2023 Interim Financial Statements and the 2023 Interim MD&A.

INFORMATION CONCERNING AYR WELLNESS CANADA HOLDINGS INC.

AYR Newco is a direct, wholly-owned subsidiary of the Corporation. AYR Newco was incorporated on October 27, 2023 under the Canada Business Corporations Act. The registered office of AYR Newco is located at 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9.

SUMMARY OF THE CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular. It is not, and is not intended to be, complete in itself. This is a summary only, and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular and incorporated by reference herein. Senior Noteholders are urged to carefully review this Circular, including the Appendices and the documents incorporated by reference, in their entirety. Certain capitalized terms used in this Circular have the meanings set forth in the “Glossary of Terms”.

The Meeting

The Meeting will be held on December 15, 2023 at 10:00 a.m. (Eastern time) at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9, for the purposes of considering and, if thought advisable, passing, the Arrangement Resolution, attached as Appendix “A” to this Circular.

The Record Date for determining the Senior Noteholders eligible to receive notice of and vote at the Meeting is 5:00 p.m. (Eastern time) on November 8, 2023.

Subject to any further order of the Court, the quorum for the Meeting is the presence, in person or by proxy, of holders representing at least 25% of the principal amount of the outstanding Senior Notes, and the vote required to pass the Arrangement Resolution is the affirmative vote of at least 66 2/3% of the votes cast by Senior Noteholders present in person or by proxy at the Meeting and entitled to vote on the Arrangement Resolution.

The Arrangement

The Transaction

The Transaction will be implemented pursuant to a plan of arrangement (the “Arrangement”) to be filed in respect of AYR Newco, a newly formed, wholly-owned, subsidiary of AYR incorporated under the CBCA, pursuant to section 192 of the CBCA and, subject to approval pursuant to the Final Order, pursuant to which, and subject to the specific terms thereof, the Senior Notes would be transferred by the Senior Noteholders to AYR Newco and the Senior Noteholders at the Effective Time would receive, as part of the Arrangement:

(i)	an equal principal amount of New 2026 Exchange Notes issued by AYR Newco, which will be guaranteed by AYR and each of the Existing Guarantors and New Guarantors and secured by all or substantially all of the assets and properties of AYR Newco, AYR and each of the direct and indirect subsidiaries of AYR (other than Ayr Foundation Inc.), and;

(ii)	their pro-rata portion of AYR SVS Shares representing, in the aggregate, 24.9% of the issued and outstanding AYR SVS Shares on a fully-diluted and pro-forma basis (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants), or 20.8% of the issued and outstanding shares assuming the exercise in full of the Anti-Dilutive Warrants. 50% of the New AYR Exchange Shares will be subject to a six-month contractual lock-up.

AYR Newco may be merged, wound up into or amalgamated (following the continuance of AYR Newco) with AYR following closing of the Transaction such that the New 2026 Notes would become direct obligations of the Corporation. For U.S. federal income tax purposes, the Corporation is deemed to survive the amalgamation. The New 2026 Notes will have additional covenants, events of default and an enhanced collateral package in comparison to the Senior Notes.

The implementation of the Arrangement is subject to and conditional upon all required Court and state cannabis regulatory approvals and the satisfaction or waiver of the other conditions included in the Support Agreement. Shareholder approval is not required by the CSE or under CSE rules and is not a condition of closing of the Transaction.

Offering of New 2026 Additional Notes

The Supporting Senior Noteholders were offered the opportunity to participate in an issuance of New 2026 Additional Notes in an aggregate principal amount of U.S.$50 million (inclusive of original issue discount). The New 2026 Additional Notes will be issued with a 20% original issue discount (resulting in U.S.$40 million of net proceeds to AYR Newco at closing). The Backstop Provider has entered into the Backstop Commitment Letter pursuant to which the Backstop Provider has agreed to fully backstop the offering of New 2026 Additional Notes, in exchange for payment of the Backstop Funding Premium upon completion of the Transaction. Proceeds of the New 2026 Additional Notes will be used to restructure or repay Seller Notes and for working capital purposes.

Following completion of the Transaction and following the issuance of the New AYR Shares and the Backstop Shares, to the knowledge of the Corporation, no person is expected to beneficially own, or control or direct, directly or indirectly, 10% or more of the then outstanding AYR SVS Shares other than Millstreet Capital Management LLC (“Millstreet”). See the section of this Circular titled “Principal Holders of Securities” for more details.

Backstop Commitment for New 2026 Additional Notes

Pursuant to the Backstop Commitment Letter entered into concurrent with the execution of the Support Agreement, the Backstop Provider has agreed to subscribe for any New 2026 Additional Notes not otherwise subscribed for by the other Supporting Senior Noteholders prior to the Effective Time. In return for entering into the Backstop Commitment Letter and agreeing to subscribe for up to all of the New 2026 Additional Notes, AYR has agreed to pay the Backstop Funding Premium, which is satisfied though the issuance of 5,947,980 Backstop Shares equal to 5.1% of the issued and outstanding AYR SVS Shares on a fully-diluted and pro-forma basis (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants) and subject to receipt by AYR Newco of subscription proceeds in the aggregate amount of U.S.$40 million.

Anti-Dilutive Warrants

In order to reduce the dilutive effect of the New AYR Exchange Shares and the Backstop Funding Premium on existing AYR Shareholders, existing AYR Shareholders (excluding the recipients of the New AYR Exchange Shares and the Backstop Shares) and existing AYR Exchangeable Shareholders will be granted Anti-Dilutive Warrants to acquire up to 16.5% of the outstanding AYR SVS Shares (including the New AYR Exchange Shares and the Backstop Shares) in the aggregate on a fully-diluted and pro-forma basis (assuming their exercise in full). If fully exercised, the Anti-Dilutive Warrants would effectively dilute the New AYR Exchange Shares and the Backstop Shares from 30% to approximately 25% of the fully-diluted AYR SVS Shares (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share and the treasury shares). The Anti-Dilutive Warrants will be exercisable at U.S.$2.12 per AYR SVS Share for a period of two years from the closing of the Transaction. The Anti-Dilutive Warrants will only be exercisable outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws. Any proceeds of the exercise by existing AYR Shareholders of the Anti-Dilutive Warrants will be used to make an offer to pay down the New 2026 Notes at par, thus reducing the Corporation’s debt, and otherwise for general corporate purposes. The Supporting Senior Noteholders are supportive of the issuance of the Anti-Dilutive Warrants.

Governance Rights

At closing of the Transaction, subject to the Supporting Senior Noteholders receiving at least a majority of the aggregate principal amount of New 2026 Notes, the Supporting Senior Noteholders will be granted the right to appoint one independent director (with no affiliation to competitors of AYR) to the Board. In addition, the Supporting Senior Noteholders holding a majority of the New 2026 Notes will be entitled to nominate one independent director at each annual meeting of the Corporation until the earlier of the repayment or refinancing of the New 2026 Notes or such Supporting Senior Noteholders ceasing to hold a majority of the New 2026 Notes. In addition, the Supporting Senior Noteholders will be granted customary pre-emptive rights to acquire additional equity of AYR to maintain their respective proportionate equity interests.

Superior Proposal

Until the closing of the Transaction, the Corporation has the right to terminate and not proceed with the Transaction with respect to either: (i) any superior transaction for both AYR and the Senior Noteholders, or (ii) any transaction that would repay the Senior Notes in full in cash (each, a “Superior Proposal”). Notwithstanding anything to the contrary in the Support Agreement, the Corporation and its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the right, in consultation with the Supporting Senior Noteholder’s advisors, to consider and respond to unsolicited proposals or inquiries that the Special Committee determines constitute or may be capable of constituting a Superior Proposal and, in connection therewith, (x) provide access to non-public information concerning any of the Corporation in furtherance, pursuit, or respect of Superior Proposals; (y) engage in discussions or negotiations in furtherance, pursuit, or respect of Superior Proposals; and (z) otherwise cooperate with, assist, participate in, or facilitate any inquiries, proposals, discussions or negotiations in furtherance, pursuit, or respect of such Superior Proposals.

Support Agreement

Senior Noteholders holding approximately 76% of the aggregate principal amount of the Senior Notes have executed the Support Agreement pursuant to which they have, among other things, agreed to the terms of the Transaction and to vote in favour of the Arrangement Resolution at the Meeting. For a summary of certain of the terms of the Support Agreement, see “Support Agreement” in this Circular. A copy of the form of Support Agreement has been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reasons for Exchange

The Special Committee was formed in August of 2023 to explore and pursue one or more strategic transactions involving the amendment, exchange or refinancing of one or more of its debt instruments and/or such other financings, asset sales, reorganizations, restructurings, recapitalizations and/or other transaction alternatives available to the Corporation, in each case, as the Special Committee considered appropriate and in the best interests of the Corporation. The Special Committee, which was delegated the full authority to approve any such transaction by the Board, undertook a thorough review of the business, prospects and liquidity of the Corporation, and considered potential alternatives that may be available. Following this review process, extensive negotiations with the Supporting Senior Noteholders and the Backstop Provider, consultations with the Corporation’s financial and legal advisors, and receipt of a Fairness Opinion from Koger, the Special Committee determined that the Transaction was in the best interests of the Corporation, and fair from a financial point of view to the holders of the Senior Notes and AYR Shareholders and approved the entering into of the Support Agreement and the Transaction.

The following is a summary of the principal reasons for the recommendation of the Special Committee that Senior Noteholders VOTE FOR the Transaction. In view of the variety of factors and the amount of information considered in connection with the Transaction, the Special Committee did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Special Committee may have assigned different weights to different factors.

•	Contingent Maturity Extensions: Completing the Transaction preserves the benefit of agreements currently in place with holders of approximately U.S.$82 million principal amount of Seller Notes to extend maturities by two years;

•	New Money: The offering of New 2026 Additional Notes will provide the Corporation with U.S.$40 million of additional cash, which may be used to address the Corporation’s debt obligations or for other working capital purposes;

•	Covenants: The terms of the New 2026 Notes provide Senior Noteholders with better covenants and other provisions than those covenants and provisions in the Existing Indenture, while providing the Corporation with the additional time and operational flexibility to execute on its business plan;

•	Collateral and Credit Support: The New 2026 Notes will be secured by additional collateral and will be guaranteed by all of AYR’s subsidiaries;

•	Fiduciary Out: The Support Agreement provides the Corporation with a fiduciary out if it is able to (i) enter into a transaction (including a refinancing) that would, when consummated, result in a higher or better outcome for both the Corporation and holders of the Senior Notes; or (ii) repays in full in cash all obligations under the Senior Notes;

•	Runway Extension: The Transaction provides the Corporation with an additional two years of runway to implement its business plan given the maturity extensions across the Seller Notes and Senior Notes;

•	Opportunity to Participate in Share Price Upside: In connection with the Transaction, Senior Noteholders will also receive New AYR Shares equal to 24.9% of the post-closing fully-diluted AYR SVS Shares (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants);

•	Fairness Opinion: The Fairness Opinion concludes that, as of the date thereof, and subject to the qualifications set out therein, the Transaction, if implemented, is fair from a financial point of view to the Senior Noteholders and to AYR Shareholders. A copy of the Fairness Opinion is attached at Appendix “F” of this Circular;

•	Failure to Complete the Transaction: If the Corporation’s debt maturities are not extended, the Corporation will more than likely face significant liquidity challenges starting in mid-2024; and

•	Court Approval of Arrangement: The Arrangement is subject to a determination of the Court that the terms of the Arrangement are fair and reasonable, both procedurally and substantively.

Recommendation of the Special Committee

The Special Committee, after careful consideration of a number of factors and alternatives, and upon consultation and advice with the Corporation’s financial advisors and outside legal counsel, and consideration of the oral advice of Koger as to fairness, determined unanimously that the Transaction is in the best interests of the Corporation and fair from a financial point of view to the Senior Noteholders and to AYR Shareholders. The Special Committee accordingly unanimously determined to recommend to Senior Noteholders that they VOTE FOR the Arrangement Resolution at the Meeting. In making its determination and recommendation, the Special Committee relied upon legal, financial and other advice and information received during the course of its deliberations.

Tax Considerations

The Arrangement results in certain Canadian federal income tax consequences to the Senior Noteholders and to AYR Shareholders. See the heading entitled “Certain Canadian Federal Income Tax Considerations” in this Circular for a discussion of these consequences.

Senior Noteholders and AYR Shareholders should consult their own tax advisors for U.S. or other tax consequences.

Risk Factors

Risk factors relating to the business of the Corporation are set out in the 2022 AIF, which is incorporated by reference into this Circular. Risk factors relating to the Arrangement are set out in this Circular under the heading “Risk Factors”. Senior Noteholders should carefully consider these risk factors in considering whether to vote for or against the Arrangement.

SOLICITATION OF PROXIES

While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally, or by telephone, email or other electronic means, by directors, officers and employees of the Corporation who will not be specifically remunerated for such efforts.

In addition, AYR has retained Carson Proxy Advisors for proxy solicitation and information agent services in connection with the Meeting. If you have any questions, or require assistance completing Form of Proxy or other voting instruction form, please contact Carson Proxy Advisors, by phone at 1-800-530-5189 (collect 416-751-2066) or by email at info@carsonproxy.com. No person has been authorized to give any information or make any representation in connection with the Plan or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation, the Indenture Trustee or Carson Proxy Advisors.

As used herein, the term “Senior Noteholder” means each person that is shown on the records of the Indenture Trustee as a registered holder of Senior Notes, other than any Affiliates of the Corporation (as such term is defined in the Existing Indenture), as of 5:00 p.m. (Eastern time) on the Record Date.

Voting Rights

As at the date hereof, approximately U.S.$243,250,000 aggregate principal amount of Senior Notes are issued and outstanding. Each U.S.$1.00 principal amount of Senior Notes entitles the Senior Noteholder of record as of the Record Date to one vote at the Meeting.

Appointment of Proxies

The person named as proxyholder in the enclosed Form of Proxy is an officer of the Corporation (the “AYR Proxyholder”). Each Senior Noteholder has the right to appoint a person other than the AYR Proxyholder to represent such Senior Noteholder at the Meeting (including Beneficial Senior Noteholders (as defined below) who wish to appoint themselves as proxyholder to participate or vote at the Meeting). In order to appoint such other person (a “Third Party Proxyholder”), the Senior Noteholder must submit his, her or its proxy or voting instruction form (as applicable) appointing such third party proxyholder.

• Submit your proxy or voting instruction form:

To appoint a Third Party Proxyholder, insert such person’s name in the blank space provided in the Form of Proxy or Voting Instruction Form and follow the instructions for submitting such form of proxy or voting instruction form.

If you are a Beneficial Senior Noteholder (other than one located in the United States) and wish to participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are a Beneficial Senior Noteholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the Voting Instruction Form sent to you or contact your Intermediary to request a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to the Indenture Trustee. Requests for registration from Beneficial Senior Noteholders located in the United States that wish to participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to corptrust@odysseytrust.com and received by no later than 4:00 p.m. (Eastern time) on December 11, 2023.

A proxy will not be valid unless the completed Form of Proxy is received by the Indenture Trustee (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8) by 10:00 a.m. on December 13, 2023. The deadline for deposit of proxies may be waived or extended by the chairperson of the Meeting at his or her discretion, without notice. The chairperson of the Meeting is under no obligation to accept or reject any particular late proxy.

Exercise of Discretion by Proxies

The person named in the enclosed Form of Proxy or Voting Instruction Form will vote the Senior Notes in respect of which he is appointed as proxy in accordance with the instructions of the Senior Noteholders appointing him. If a Senior Noteholder specifies a choice with respect to any matter to be acted upon, the Senior Notes will be voted accordingly. If no instructions are given as to how to vote on a particular issue to be decided at the Meeting, or if both choices have been specified by the Senior Noteholder, the Senior Notes will be voted FOR the Arrangement Resolution (as defined below and as set out in Appendix “A”).

The enclosed Form of Proxy or Voting Instruction Form confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. If any such amendment or other business properly comes before the Meeting, or any postponement(s) or adjournment(s) thereof, the person named in the enclosed Form of Proxy or Voting Instruction Form will vote in accordance with their best judgment on such matters or business. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting.

Voting of Proxies

Senior Noteholders may vote by proxy before the Meeting or vote at the Meeting, as described below:

Voting by Proxy before the Meeting

Senior Noteholders may vote before the Meeting by completing the Form of Proxy or Voting Instruction Form in accordance with the instructions provided therein. Beneficial Senior Noteholders should also carefully follow all instructions provided by their intermediaries to ensure that their Senior Notes are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to virtually attend the Meeting and vote on your behalf.

The AYR Proxyholder named in the enclosed Form of Proxy or Voting Instruction Form will vote the Senior Notes in respect of which he is appointed as proxy in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, a proxyholder can vote as he or she sees fit.

You can appoint someone else to be your proxy. This person does not need to be a Senior Noteholder. See the section above entitled “Appointment of Proxies”.

There are two ways for registered Senior Noteholders to vote by proxy before the Meeting:

(a)	EMAIL – You may vote by completing, signing and returning the Form of Proxy by email to corptrust@odysseytrust.com; or

(b)	Return your Form of Proxy or Voting Instruction Form by mail – You may vote by completing, signing and returning the Form of Proxy or Voting Instruction Form in the envelope provided, with applicable postage.

Proxies, whether submitted through email or by mail as described above, must be received by the Indenture Trustee (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8) by no later than 10:00 a.m. (Eastern time) on December 13, 2023 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement thereof. Persons appointed as proxyholders need not be Senior Noteholders. Your Senior Notes will be voted in accordance with your instructions as indicated on the proxy. The deadline for the deposit of proxies may be waived or extended by the chairperson of the Meeting at his or her discretion, without notice. Voting Instruction Forms may be subject to earlier deadlines imposed by intermediaries.

Information contained in this Circular is given as of November 15, 2023, unless otherwise specifically stated.

Advice to Beneficial Senior Noteholders

If you hold a beneficial interest in Senior Notes (referred to herein as a “Beneficial Senior Noteholder”) you should promptly contact your broker or other Intermediary and obtain and follow their instructions with respect to voting.

Applicable regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Senior Noteholders in advance of meetings. Every broker and Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Senior Noteholders in order to ensure that their Senior Notes are voted at the Meeting. You should contact your broker or other Intermediary to obtain instructions and a voting instruction form to complete and return to your broker or other Intermediary.

A Beneficial Senior Noteholder receiving a voting instruction form from its broker or other Intermediary cannot use that voting instruction form to vote Senior Notes directly at the Meeting. Although Beneficial Senior Noteholders may not be recognized directly at the Meeting for the purposes of voting Senior Notes, a Beneficial Senior Noteholder may attend the Meeting as a proxyholder and vote Senior Notes in that capacity. If a Beneficial Senior Noteholder wishes to attend the Meeting to vote in person, such Beneficial Senior Noteholder must do so as proxyholder for the registered Senior Noteholder. See “Appointment of Proxies”.

A Beneficial Senior Noteholder may revoke a voting instruction form provided by its broker or other Intermediary in accordance with the instructions provided therein.

Quorum

A quorum at the Meeting is Senior Noteholders of at least 25% of the aggregate principal amount of Senior Notes then outstanding present in person or represented by proxy. If a quorum is not present at the Meeting, the Meeting may be adjourned to the second following Business Day (as defined in the Existing Indenture) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned Meeting, the Senior Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally convened, notwithstanding that less than 25% of the aggregate principal amount of Senior Notes then outstanding may not be present at the adjourned Meeting. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

Amendment, Cancellation or Termination of the Meeting

The Corporation reserves the right to amend or vary the terms of the solicitation of proxies and voting instructions at any time prior to the Meeting by notifying Senior Noteholders by making a public announcement by press release relating to such amendment or variation.

The Corporation also reserves the right to cancel or terminate the Meeting, in its sole discretion, for any reason whatsoever by making a public announcement by press release relating to such decision.

Without limiting the manner in which any public announcement may be made, the Corporation shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release through a newswire service.

INFORMATION AGENT

Carson Proxy Advisors has been appointed as proxy solicitation and information agent in connection with the Meeting and will provide customary services in connection with such appointment.

Carson Proxy Advisors does not assume any responsibility for the accuracy or completeness of the information concerning the Corporation or its affiliates contained herein and other related documents or for any failure by the Corporation to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

The Corporation will pay the Indenture Trustee and Carson Proxy Advisors customary fees for their services in connection with the Meeting and will reimburse the Indenture Trustee and Carson Proxy Advisors for their reasonable out-of-pocket expenses in connection therewith.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have been publicly filed on SEDAR+ at www.sedarplus.ca or with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of this Circular:

(a)	the annual information form for the Corporation dated March 9, 2023 for the fiscal year ended December 31, 2022 (the “2022 AIF”);

(b)	the management information circular dated May 18, 2023 in respect of the Corporation’s annual meeting of shareholders held on June 22, 2023 (the “2023 AGM Circular”);

(c)	the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022 and the auditor’s report thereon (the “2022 Financial Statements”);

(d)	the management’s discussion and analysis of the Corporation for the fiscal year ended December 31, 2022 (the “2022 MD&A”);

(e)	the unaudited interim condensed consolidated financial statements of the Corporation for the three and nine months ended September 30, 2023 (the “2023 Interim Financials”);

(f)	the management’s discussion and analysis of the Corporation for the three and nine months ended September 30, 2023 (the “2023 Interim MD&A”); and

(g)	the material change report of the Corporation dated November 8, 2023 relating to, among other things, the entering into of the Support Agreement.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type referred to above after the date of this Circular and before completion or withdrawal of the Transaction will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Copies of documents incorporated herein by reference may be obtained upon request made via email to IR@ayrwellness.com and are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on the Corporation’s website at www.ayrwellness.com.

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “Forward-looking Statements”). All information, other than statements of historical facts, included in this Circular and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking Statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, Forward-looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the Corporation’s control, could affect operations, business, financial condition, performance and results of the Corporation that may be expressed or implied by such Forward-looking Statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

These factors include, but are not limited to, the following:

•	the timing of, and matters to be considered at, the Meeting as well as with respect to voting at the Meeting;
•	the Corporation’s filings with the Court and the ability to obtain the Final Order;
•	failure to timely satisfy the conditions of the Transaction or to otherwise complete the Transaction;
•	the expected process for implementing the Transaction;
•	the effect of the Transaction on the Corporation’s financial condition and business operations;
•	the Corporation’s future liquidity and financial capacity;
•	the Corporation’s ability to comply with its debt covenants;

•	the Corporation’s ability to secure further equity or debt financing, if required;
•	the Corporation’s ability to service its debt or to amend or refinance its indebtedness and the terms of any such amendment or refinancing;
•	the dilution arising from the issuance of the New AYR Shares;
•	assumptions and expectations described in the Corporation’s critical accounting policies and estimates;
•	the Corporation’s future financial and operating performance;
•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
•	the Corporation’s ability to grow its business;
•	the Corporation’s ability obtain State Regulatory Approvals, if required;
•	general regulatory and legal risks, including the risk of legal, regulatory and political change;
•	other events or conditions that may occur in the future; and
•	management’s success in anticipating and managing the foregoing factors, as well as the risks described in the 2022 AIF.

No assurance can be given that the Corporation’s expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon, and the Corporation does not undertake any obligation to revise or update any forward-looking information or statements other than as expressly required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the Corporation has made assumptions with respect to, without limitation, the ability to complete the Transaction, the ability to comply with its debt covenants and service or refinance its debt, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, no unplanned materially adverse changes to its facilities, assets, customer base, licenses and the economic conditions affecting the Corporation’s current and proposed operations. These assumptions, although considered reasonable by the Corporation at the time of preparation, may prove to be incorrect. In addition, the Corporation has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Corporation will remain compliant in the future with all state and local laws, regulations and rules imposed upon it by law. The Corporation’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

NOTICE TO SENIOR NOTEHOLDERS IN THE UNITED STATES

NEITHER THE NEW 2026 NOTES NOR THE NEW AYR SHARES NOR THE BACKSTOP SHARES HAVE OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT. THE NEW 2026 EXCHANGE NOTES AND THE NEW AYR EXCHANGE SHARES WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT PROVIDED BY SECTION 3(a)(10) THEREUNDER. THE NEW 2026 ADDITIONAL NOTES AND THE BACKSTOP SHARES WILL BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT PROVIDED BY SECTION 4(a)(2) THEREUNDER.

NEITHER THE NEW 2026 NOTES NOR THE NEW AYR SHARES NOR THE BACKSTOP SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Arrangement is being made in accordance with the disclosure requirements of Canadian securities laws. Senior Noteholders should be aware that such requirements are different from those of the United States.

Senior Noteholders in the United States should be aware that the Arrangement as described herein may have tax consequences both in the United States and in Canada. Such consequences in the United States have not been described herein and Senior Noteholders are encouraged to consult their tax advisors.

The solicitation of proxies contemplated hereby are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934 are not applicable to the Corporation or this solicitation. Senior Noteholders should be aware that proxy solicitation and disclosure requirements under Canadian laws are different from those requirements under U.S. securities laws.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the Corporation is incorporated in Canada and its articles include British Columbia-based forum selection provisions.

DESCRIPTION OF THE ARRANGEMENT

The Arrangement contemplates a series of steps and transactions that are designed to lead to the successful extension of U.S.$243.25 million of secured senior obligations of the Corporation for two years and the receipt of additional capital that will be used to continue the Corporation’s deleveraging efforts and for general working capital, as well as the extension for two years of U.S.$87.3 million aggregate principal amount of Seller Notes. The Arrangement contemplates the following:

(a) the issuance of the Anti-Dilutive Warrants;

(b) the exchange of the Senior Notes for the New 2026 Notes and the New AYR shares;

(c) the offering of the New 2026 Additional Notes; and

(d) the issuance of the Backstop Funding Premium.

Assuming the Arrangement is completed, there will be approximately: (i) $293.25 million aggregate principal amount of New 2026 Notes outstanding pursuant to the Amended and Restated Indenture, which is attached hereto as Appendix “G”; and (ii) 139,673,134 issued and outstanding AYR SVS Shares (on a fully-diluted basis assuming the exercise of all MVS shares, AYR Exchangeable Shares, currently granted restricted stock units (“RSUs”) and the Anti-Dilutive Warrants, and including the New AYR Exchange Shares and the Backstop Shares (but excluding both the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share and the treasury shares)). The Arrangement will be filed in respect of AYR Newco, which is a newly formed, wholly-owned, subsidiary of AYR incorporated under the CBCA. The Arrangement is proposed to be completed pursuant to section 192 of the CBCA subject to being approved pursuant to the Final Order, the receipt of all required U.S. state regulatory approvals and the satisfaction or waiver of all other conditions in the Support Agreement and the Plan.

Background to the Arrangement

Beginning in late 2022, the Corporation began to evaluate potential strategic options to address its upcoming significant debt maturities. At the time, the Corporation and its subsidiaries had approximately $391 million of outstanding indebtedness in the aggregate, with approximately $243 million of Senior Notes and approximately $148 million attributable to seller notes, vendor take back notes, or assumed debt, in each case from historical M&A transactions (collectively, the “Seller Notes”).

In October 2022, the Corporation engaged Moelis as financial advisor and investment banker in connection with a potential transaction or series of transactions to address a material portion of the Corporation’s liabilities, including to assist in engaging in negotiations with various holders of Seller Notes (collectively, the “Seller Noteholders”) as well as holders of Senior Notes (collectively, the “Senior Noteholders”). Additionally, the Corporation engaged Stikeman and Weil in November 2022 to act as counsel to the Corporation in connection with any potential transaction(s).

In January 2023, the Board authorized Moelis to initiate outreach to the AYR Entities’ existing lenders to pursue extensions of the AYR Entities’ indebtedness.

In February 2023, Moelis initiated outreach to the largest holders of Seller Notes and certain other debt obligations to negotiate maturity date extensions and other amendments. During the course of negotiations, the Corporation entered into non-disclosure agreements (“NDAs”) with various Seller Noteholders and, following arms-length negotiations, ultimately entered into a number of agreements to extend the maturity dates under certain of the Seller Notes and other debt obligations, certain of which are contingent on the effectiveness of a two-year extension of the maturity date of the Senior Notes (the “Senior Note Extension Date”), and certain of which were contingent on a certain percentage of the holders of the Senior Notes agreeing in writing to extend the maturity date of the Senior Notes by at least two years, as described below. As of the date hereof, subject to the occurrence of the Senior Note Extension Date, the agreed amendments will result in the extension of maturity dates for an aggregate amount of $82 million (excluding renegotiated earn out obligations described below) of debt under the Seller Notes. Further detail on the negotiations with the various holders of Seller Notes and other obligations is set forth below.

•	On February 6, 2023, the Corporation executed an NDA with a holder of the NV LivFree Seller Note (the “LivFree Seller Note”), which LivFree Seller Note had an aggregate outstanding principal amount of approximately $20 million. On October 31, 2023 (with effect as of October 24, 2023), the parties to the LivFree Seller Note agreed to an extension and an amendment of the LivFree Seller Note to extend the maturity date thereunder by two years, contingent on the occurrence of the Senior Note Extension Date.

•	On February 8, 2023, the Corporation executed an NDA with the holder of the IL Herbal Remedies Seller Note (the “Herbal Remedies Seller Note”), which Herbal Remedies Seller Note had an aggregate outstanding principal amount of approximately $15.7 million. Effective June 26, 2023, the parties to the Herbal Remedies Seller Note agreed to an amendment to the Herbal Remedies Seller Note to extend the obligation to make a $4 million amortization payment due December 31, 2023 by two years, contingent on the occurrence of the Senior Note Extension Date. Effective November 13, 2023, the parties to the Herbal Remedies Seller Note agreed to an amendment that removed the previously agreed upon conditions that made the extension of the $4 million amortization payment contingent on the occurrence of the Senior Note Extension Date and, effective as of the date thereof, extended the obligation to make the $4 million amortization payment until December 31, 2025.

•	On February 15, 2023, the Corporation executed NDAs with certain holders of the PA Natural Medicine Seller Notes (collectively, the “Natures Medicine Seller Notes”), which Natures Medicine Seller Notes had an aggregate outstanding principal amount of approximately $22.5 million. Effective June 26, 2023, the parties to the Natures Medicine Seller Notes agreed to an extension and an amendment to the Natures Medicine Seller Notes to extend the maturity date thereunder by two years, contingent on the occurrence of the Senior Note Extension Date.

•	On February 22, 2023, the Corporation executed an NDA with a holder of the PA CannTech Assumed Debt (the “PA Assumed Debt”), which PA Assumed Debt had an aggregate outstanding principal amount of approximately $1.5 million. Effective June 26, 2023, the parties to the PA Assumed Debt agreed to an extension and an amendment to the PA Assumed Debt to amend the maturity date to October 31, 2023, and subject to the satisfaction of certain conditions, to further extend the maturity date under the PA Assumed Debt by two years from the original maturity date. The conditions to extend the maturity date by two years from the original maturity date under the PA Assumed Debt were satisfied on October 31, 2023.

•	Also on February 22, 2023, the Corporation executed an NDA with a holder of the PA CannTech Seller Notes (the “Canna Research Seller Note”), which Canna Research Seller Note had an aggregate outstanding principal amount of approximately $10.5 million. Effective June 26, 2023, the parties to the Canna Research Seller Note agreed to an extension and an amendment to the Canna Research Seller Note to extend the maturity date thereunder by two years, subject to satisfaction of certain conditions. The conditions to extend the maturity date by two years under the Canna Research Seller Note were satisfied on October 31, 2023.

•	Also on February 22, 2023, the Corporation executed an NDA with a holder of the NJ GSD Seller Notes (the “Elk Spring Seller Note”), which Elk Spring Seller Note had an aggregate outstanding principal amount of approximately $18.7 million. Effective June 26, 2023, the parties to the Elk Spring Seller Note agreed to an extension and amendments to the Elk Spring Seller Note to amend the maturity date under the Elk Spring Seller Note to October 31, 2023, and subject to satisfaction of certain conditions, to extend the maturity date under the Elk Spring Seller Note by two years. The conditions to extend the maturity dates by two years under the Elk Spring Seller Note were satisfied on October 31, 2023.

•	On April 25, 2023, the Corporation executed NDAs with certain holders of the PA Dochouse Seller Notes (collectively, the “Dochouse Seller Notes”), which Dochouse Seller Notes had an aggregate outstanding principal amount of approximately $1.9 million. Effective June 26, 2023, the parties to the Dochouse Seller Notes agreed to an extension and amendments to the Dochouse Seller Notes to extend the maturity date thereunder by two years, subject to satisfaction of certain conditions. Effective October 23, 2023 and October 25, 2023, the parties to the Dochouse Seller Notes agreed to amendments to amend the certain conditions required for the two year maturity extension. The conditions to extend the maturity dates by two years under the Dochouse Seller Notes were satisfied on October 31, 2023.

•	In May 2023, the Corporation renegotiated earn out obligations related to its acquisitions of GSD NJ LLC and Sira Naturals, Inc., which resulted in significant cash savings through 2024 (approximately $25 million) and reduced dilution for shareholders through an issuance of $3 million of AYR shares, instead of issuing up to $72.75 million of AYR shares.

•	Effective June 26, 2023, the parties to the GSD Assumed Debt, in the aggregate outstanding principal amount of approximately $3.0 million (the “GSD Assumed Debt”) agreed to an extension and an amendment to the GSD Assumed Debt to amend the maturity date to October 31, 2023, and subject to the satisfaction of certain conditions, to further extend the maturity date under the GSD Assumed Debt by two years from the original maturity date. The conditions to extend the maturity date by two years from the original maturity date under the GSD Assumed Debt were satisfied on October 31, 2023.

•	Also effective June 26, 2023, the parties to certain NJ GSD Seller Notes and PA CannTech Seller Notes, in the aggregate outstanding principal amount of approximately $1.4 million (collectively, the “JJE Seller Notes”) agreed to an extension and amendments to the JJE Seller Notes to extend the maturity dates thereunder by two years, subject to satisfaction of certain conditions. The conditions to extend the maturity dates by two years under the JJE Seller Notes were satisfied on October 31, 2023.

In June 2023, Moelis contacted certain known holders of Senior Notes to let them know that the Corporation was interested in discussing a potential amendment to the Senior Notes to extend the maturity date. Following such discussions, certain holders of Senior Notes (the “Initial Supporting Senior Noteholders”, which holders are also now members of the Supporting Senior Noteholders) engaged Ducera Partners LLC (“Ducera”) as a financial advisor, Paul Hastings LLC (“Paul Hastings”) as U.S. counsel, and Goodmans LLP (“Goodmans”) as Canadian counsel.

In June and July 2023, the Corporation entered into NDAs with Ducera, Paul Hastings and Goodmans to permit the sharing of certain confidential information regarding AYR’s business, including its operations and finances and other diligence related to the Senior Notes and AYR, and subsequently entered into fee letters with Ducera, Paul Hastings, and Goodmans that provided for the Corporation to pay their fees and expenses in connection with a potential transaction with the Initial Supporting Senior Noteholders.

In July 2023, the senior management team at AYR prepared a management presentation related to the operations and financial outlook for AYR’s business that would ultimately be presented to the Initial Supporting Senior Noteholders, and such management presentation was reviewed by the Board. In August 2023, the management presentation and supporting materials were shared with the financial and legal advisors of the Initial Supporting Senior Noteholders on a confidential and “professional eyes only” basis.

Following delivery of the management presentation, AYR negotiated the entering into of NDAs with the Initial Supporting Senior Noteholders, who collectively held approximately 67% of the principal amount of the Senior Notes, which such NDAs were executed on August 14, 2023. The terms of the NDAs included agreed upon procedures for the cleansing of material non-public information following termination of the confidentiality agreements.

Upon execution of the NDAs, the Initial Supporting Senior Noteholders were provided the management presentation and met with members of the Corporation’s senior management and the Corporation’s legal and financial advisors to review and ask questions about the contents of the management presentation. The Corporation also delivered an initial proposal which provided for a two-year extension of the Senior Notes in exchange for a 1.0% payment-in-kind (“PIK”) amendment fee.

The Special Committee was formed on August 30, 2023. The Board authorized the Special Committee to, among other things, negotiate and enter into definitive agreements with counterparties for any transaction it deemed to be in the best interests of the Corporation. A meeting of the Special Committee was held on September 1, 2023 to review in their capacity as members of the Special Committee, among other things, the negotiation process and various amendment agreements with the Seller Noteholders, the status of the debt and equity capital markets for U.S. cannabis companies, and the status of discussions with the Initial Supporting Senior Noteholders.

On September 7, 2023, the Initial Supporting Senior Noteholders provided a two part restructuring transaction proposal that contemplated a comprehensive restructuring of the Seller Notes and the Senior Notes into a first lien / second lien / third lien capital structure. The proposal included the issuance of AYR SVS Shares to the holders of Senior Notes as well as the issuance of new third lien convertible notes, and also provided the consenting Senior Noteholders with certain governance rights in respect of the Corporation.

The Special Committee met with the Corporation’s financial and legal advisors on September 10, 2023 to review the initial proposal and determined that it was not in the best interests of the Corporation, due to, among other reasons, the dilution to AYR Shareholders that the proposal contemplated, and the numerous credit parties that would be required to consent to or otherwise participate in the comprehensive restructuring. In this respect, there were concerns that any comprehensive restructuring proposal could take significant time to implement, assuming it were achievable at all. The Special Committee met again on September 13, 2023, and September 14, 2023 with the Corporation’s legal and professional advisors to review, ask questions, and prepare a counterproposal to the Initial Supporting Senior Noteholders.

On September 15, 2023, the Corporation delivered a counterproposal to the Initial Supporting Senior Noteholders with two transactions to be pursued in parallel: (i) a consensual extension transaction with economics to consenting Senior Noteholders in exchange for a two-year maturity extension; and (ii) a comprehensive debt restructuring providing for a three-tiered capital structure, the pursuit of which would be subject to achieving milestones in a timely manner, and, if the milestones were not achieved, the consensual extension transaction would be the sole path pursued.

On September 19, 2023, the Special Committee met again to discuss the status of negotiations and ask questions of the Corporation’s legal and financial advisors.

On September 21, 2023, the Corporation received another proposal from the Initial Supporting Senior Noteholders that contemplated an exchange of the Senior Notes into notes maturing December 2026, a U.S.$40 million new money investment (pursuant to an offering of approximately U.S.$53 million of new notes due 2026 with an original issue discount), a requirement that the Corporation raise a minimum of $20 million of equity capital, a requirement that the Senior Noteholders receive a certain percentage of common equity on a fully diluted pro-forma basis at closing, additional financial covenants, additional credit support and collateral, and a requirement that the Corporation secure additional extensions or restructurings of Seller Notes on terms acceptable to the Initial Supporting Senior Noteholders.

On September 24, 2023, the Special Committee met with the Corporation’s financial and legal advisors to develop a counterproposal to the Initial Supporting Senior Noteholders. The counterproposal, which the Corporation delivered to the Initial Supporting Senior Noteholders on September 26, 2023, included a similar framework for a consensual transaction, but with better economic terms, including an exchange of Senior Notes into notes maturing December 2026 (with a lower interest rate), an option for the Corporation to draw down on up to U.S.$40 million of new money provided by one or more of the Supporting Senior Noteholders (issuable as additional new notes due 2026 with a lower original issue discount), and the issuance of AYR’s outstanding shares on a fully-diluted and pro-forma basis to the Senior Noteholders. The Corporation also revised the additional financial covenants proposed by the Initial Supporting Senior Noteholders in a manner that would allow for improved operating flexibility and better position the Corporation to execute on its business plan.

Over the course of the next five weeks, the Initial Supporting Senior Noteholders, the Corporation and its financial and legal advisors continued to negotiate terms, including economic terms, covenants, collateral, milestones and implementation process, and dilution to existing AYR Shareholders. During this period, the advisors exchanged numerous proposals. Throughout this time period, the Special Committee met with the Corporation’s legal and financial advisors and received presentations on the status of negotiations from the Corporation’s advisors to ask questions and provide instructions to management and advisors. On October 20, 2023, the Corporation executed NDAs with additional holders of the Senior Notes who became Supporting Senior Noteholders, who in the aggregate hold in excess of 75% of the principal amount of the Senior Notes.

In parallel to the negotiations with the Initial Supporting Senior Noteholders, with the support of the Special Committee, Moelis contacted select third-party debt capital providers to evaluate the possibility of a partial or total financing to determine if there was an opportunity to refinance the Senior Notes on more favourable terms than those being offered by the Initial Supporting Senior Noteholders.

Following such efforts, the Special Committee was advised by Moelis that there were no reasonable prospects at the time to refinance the Senior Notes. Notwithstanding the lack of alternative refinancing options or alternative transactions available at the time, the Special Committee and the Corporation’s advisors determined that it would be important for any agreement with the Initial Supporting Senior Noteholders to include a fiduciary out in the event an alternative transaction structure or refinancing opportunity arose during the implementation process that had better terms than those being proposed by the Initial Supporting Senior Noteholders.

As the negotiations advanced with the Initial Supporting Senior Noteholders, Stikeman prepared a confidential letter to the CSE outlining the ongoing negotiations and potential terms of the Arrangement, including the potential issuance of the New AYR Exchange Shares, Backstop Shares and Anti-Dilutive Warrants. Following review of the confidential submission, the CSE confirmed to the Corporation that the Arrangement would not require shareholder approval under the rules and polices of the CSE given the nature of the transaction.

On October 29, 2023, the Special Committee met with the Corporation’s legal and financial advisors and received a presentation on the latest terms negotiated with the Supporting Senior Noteholders. At this meeting the Special Committee also received a fairness opinion from Koger, which provided that the proposed transaction was fair from a financial perspective to the Senior Noteholders and the Corporation’s shareholders. The Special Committee also met separately with Koger to review and ask questions in respect of the fairness opinion and analysis related thereto. The latest set of terms also represented the only viable alternative for achieving a maturity extension that would provide the Corporation with additional runway as there were no alternatives available that would allow the Corporation to refinance or extend the Senior Notes on more favourable terms than the latest terms negotiated with the Supporting Senior Noteholders. In addition, following the extensive, arm’s length negotiations, the Special Committee was satisfied that there had been material improvements in the terms of the Transaction for the Corporation and its shareholders compared to earlier proposals from the Initial Supporting Senior Noteholders, including in respect of the proposed dilution of shareholders.

Following the meeting, the Special Committee determined that the Transaction was in the best interests of the Corporation, and fair from a financial point of view to the holders of Senior Notes and AYR Shareholders, and instructed management to proceed with finalizing the Support Agreement, the term sheet attached thereto as Schedule B (the “Term Sheet”), and the Backstop Commitment Letter. The terms of these agreements were ultimately settled and executed on October 31, 2023, with Mercer Park CB, L.P., AYR’s principal shareholder, indicating it was supportive of the transactions described therein.

Reasons for the Arrangement

The following is a summary of the principal reasons for the recommendation of the Special Committee that Senior Noteholders VOTE FOR the Transaction. In view of the variety of factors and the amount of information considered in connection with the Transaction, the Special Committee did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. Individual members of the Special Committee may have assigned different weights to different factors.

•	Contingent Maturity Extensions: Completing the Transaction preserves the benefit of agreements currently in place with holders of approximately U.S.$82 million principal amount of Seller Notes to extend maturities by two years;

•	New Money: The offering of New 2026 Additional Notes will provide the Corporation with U.S.$40 million of additional cash, which may be used to address the Corporation’s debt obligations or for other working capital purposes;

•	Covenants: The terms of the New 2026 Notes provide Senior Noteholders with better covenants and other provisions than those covenants and provisions in the Existing Indenture, while providing the Corporation with additional time and the operational flexibility to execute on its business plan;

•	Collateral and Credit Support: The New 2026 Notes will be secured by additional collateral and will be guaranteed by all of AYR’s subsidiaries;

•	Fiduciary Out: The Support Agreement provides the Corporation with a fiduciary out if it is able to enter into a transaction or a refinancing that would, when consummated (i) result in a higher or better outcome for both the Corporation and holders of the Senior Notes; or (ii) repay in full in cash all obligations under the Senior Notes;

•	Runway Extension: The Transaction provides the Corporation with an additional two years of runway to implement its business plan given the maturity extensions across the Seller Notes and Senior Notes;

•	Opportunity to Participate in Share Price Upside: In connection with the Transaction, Senior Noteholders will also receive New AYR Shares equal to 24.9% of the post-closing fully-diluted AYR SVS Shares (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants);

•	Fairness Opinion: The Fairness Opinion concludes that, as of the date thereof, and subject to the qualifications set out therein, the Transaction, if implemented, is fair from a financial point of view to the Senior Noteholders and to AYR Shareholders. A copy of the Fairness Opinion is attached at Appendix “F” of this Circular;

•	Failure to Complete the Transaction: If the Corporation’s debt maturities are not extended, the Corporation will more than likely face significant liquidity challenges starting in mid-2024; and

•	Court Approval of Arrangement: The Arrangement is subject to a determination of the Court that the terms of the Arrangement are fair and reasonable, both procedurally and substantively.

The Transaction

The Transaction will be implemented pursuant to the Arrangement. Subject to Court approval pursuant to the Final Order and the specific terms of the Arrangement, the Senior Notes would be transferred by the Senior Noteholders to AYR Newco and the Senior Noteholders at the Effective Time would receive, as part of the Arrangement:

(i)	an equal principal amount of New 2026 Exchange Notes issued by AYR Newco, which will be guaranteed by AYR and the Existing Guarantors and the New Guarantors and secured by all or substantially all of the assets and properties of AYR Newco, AYR and each of the direct and indirect subsidiaries of AYR (other than Ayr Foundation Inc.); and

(ii)	their pro-rata portion of 29,040,140 New AYR Exchange Shares, representing in the aggregate, 24.9% of the issued and outstanding AYR SVS Shares on a fully-diluted and pro-forma basis (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants), or 20.8% of the issued and outstanding shares assuming the exercise in full of the Anti-Dilutive Warrants. 50% of the New AYR Exchange Shares will be subject to a six-month contractual lock-up.

AYR Newco may be wound up into or amalgamated (following the continuance of AYR Newco) with AYR following closing of the Transaction, such that the New 2026 Notes would become direct obligations of the Corporation. The New 2026 Notes will have additional (and modified) covenants, events of default and an enhanced collateral package in comparison to the Senior Notes.

The implementation of the Arrangement is subject to and conditional upon all required Court and any applicable state cannabis regulatory approvals and the satisfaction or waiver of the other conditions included in the Support Agreement and the Plan. Shareholder approval is not required by the CSE or under CSE rules and is not a condition of closing of the Transaction.

Pursuant to the Support Agreement, it is a condition to the completion of the Arrangement that the New AYR Shares and the New 2026 Notes not be subject to a restricted period (other than the six-month contractual lock-up agreed to in the Support Agreement) or to a statutory hold period under Canadian or U.S. securities laws, or to any resale restriction under the rules, policies or requirements of the CSE.

Offering of New 2026 Additional Notes

The Supporting Senior Noteholders were offered the opportunity to participate in an issuance of New 2026 Additional Notes in an aggregate principal amount of U.S.$50 million (inclusive of original issue discount). The New 2026 Additional Notes will be issued with a 20% original issue discount (resulting in U.S.$40 million of net cash proceeds to AYR Newco at closing). The Backstop Provider has entered into the Backstop Commitment Letter pursuant to which the Backstop Provider has agreed to backstop the offering of New 2026 Additional Notes in exchange for payment of the Backstop Funding Premium upon completion of the Transaction. Proceeds of the New 2026 Additional Notes will be used to restructure or repay Seller Notes and for working capital purposes.

Prior to the Effective Date, AYR Newco will enter into subscription agreements with participating Supporting Senior Noteholders (that indicated their desire to participate in the offering of the New 2026 Additional Notes prior to the date hereof) for the purchase of New 2026 Additional Notes that will be purchased at the Effective Time. The New 2026 Additional Notes will be issued as “Additional Notes” under the Amended and Restated Indenture and be treated as a single series of notes with the New 2026 Notes.

Backstop Commitment for New 2026 Additional Notes

Pursuant to the Backstop Commitment Letter entered into concurrent with the execution of the Support Agreement, the Backstop Provider has agreed to subscribe for any New 2026 Additional Notes not otherwise subscribed for prior to the Effective Time. In return for entering into the Backstop Commitment Letter and agreeing to subscribe for up to all of the New 2026 Additional Notes, AYR has agreed to pay the Backstop Funding Premium, which is satisfied through the issuance of Backstop Shares equal to 5.1% of the issued and outstanding AYR SVS Shares on a fully-diluted and pro-forma basis (excluding each of the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share, the treasury shares and the new Anti-Dilutive Warrants) and subject to receipt by AYR Newco of subscription proceeds in the aggregate amount of U.S.$40 million.

Anti-Dilutive Warrants

In order to reduce the dilutive effect of the New AYR Exchange Shares and the Backstop Shares on existing AYR Shareholders, existing AYR Shareholders (excluding the recipients of the New AYR Exchange Shares and the Backstop Shares) and existing AYR Exchangeable Shareholders will be granted Anti-Dilutive Warrants to acquire up to 16.5% of the outstanding AYR SVS Shares (including the New AYR Exchange Shares and the Backstop Shares) on a fully-diluted and pro-forma basis (assuming their exercised in full). If fully exercised, the Anti-Dilutive Warrants would effectively dilute the New AYR Exchange Shares and the Backstop Shares from 30% to approximately 25% of the fully-diluted outstanding AYR SVS Shares (excluding both the existing approximately 2.9 million warrants which are exercisable until May 2024 at U.S.$9.07 per share and the treasury shares). The Anti-Dilutive Warrants will be exercisable at U.S.$2.12 per share for a period of two years from the closing of the Transaction. The Anti-Dilutive Warrants will only be exercisable outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws. Any proceeds of the exercise by existing AYR Shareholders of the Anti-Dilutive Warrants will be used to make an offer to pay down the New 2026 Notes at par, thus reducing the Corporation’s debt, and otherwise for general corporate purposes. The Supporting Senior Noteholders are supportive of the issuance of the Anti-Dilutive Warrants.

Governance Rights

At closing of the Transaction, subject to the Supporting Senior Noteholders receiving at least a majority of the aggregate principal amount of New 2026 Notes, the Supporting Senior Noteholders holding a majority of the New 2026 Notes will be granted the right to appoint one independent director (with no affiliation to competitors of AYR) to the Board. In addition, the Supporting Senior Noteholders will be entitled to nominate one independent director at each annual meeting of the Corporation until the earlier of the repayment or refinancing of the New 2026 Notes or such Supporting Senior Noteholders ceasing to hold a majority of the New 2026 Notes. In addition, the Supporting Senior Noteholders will be granted customary pre-emptive rights to acquire additional equity of AYR to maintain their respective proportionate equity interests.

Payment of Accrued and Unpaid Interest

All accrued but unpaid interest on the Senior Notes up to but excluding the Effective Date shall be paid to Holders of Senior Notes in accordance with the standing instructions and customary practices of the Indenture Trustee. From and after the Effective Date, all interest payable on the Senior Notes shall accrue to AYR Newco as holder of the Senior Notes following completion of the Arrangement.

Conditions to the Arrangement

The Arrangement is subject to the following conditions, among others:

(a)	the Plan shall have been approved by (i) the Court, and (ii) the requisite majorities of affected stakeholders as and to the extent required by the Court;

(b)	the CSE shall have consented to or not objected to the Transaction;

(c)	all filings, consents, and approvals required under applicable Law to consummate the Transaction (including, without limitation, required state and municipal cannabis regulatory approvals) shall have been made or obtained, as applicable, and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated, in each case on terms reasonably satisfactory to AYR and the Requisite Supporting Senior Noteholders;

(d)	the Plan and all Definitive Documents shall be in form and substance consistent with the Support Agreement and the Transaction Terms and otherwise reasonably acceptable to AYR and the Requisite Supporting Senior Noteholders;

(e)	the conditions precedent to implementation of the Plan shall have been satisfied or waived in accordance with the terms of the Plan;

(f)	the conditions precedent in each of the Definitive Documents shall have been satisfied or waived in accordance with the terms of the applicable Definitive Document;

(g)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, that restrains, impedes or prohibits the Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the Transaction Terms;

(h)	there shall be usual and customary releases in connection with the implementation of the Transaction under the CBCA to be effective as of the Effective Date (the “Releases”) pursuant to the Plan and the Final Order, and pursuant to contractual releases entered into among the Parties;

(i)	the CBCA Director shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan; and

(j)	the reasonable and documented invoiced fees and expenses of the Advisors (as defined in the Support Agreement) in accordance with and subject to the engagement letters and fee letters entered into by the Corporation and the Advisors shall have been paid, provided that the Advisors shall have provided the Corporation with invoices for all such fees and expenses at least one (1) calendar day prior to the Effective Date (it being understood that failure to provide such invoice prior to the Effective Date shall not preclude the applicable Advisor’s right to payment following the Effective Date).

Releases

As of the Effective Date, each of the Released Parties (as defined in the Plan) shall be released and discharged from all actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Senior Notes, the Senior Notes Documents, the New AYR Exchange Shares, the Backstop Shares, the Anti-Dilutive Warrants, the Support Agreement, the Arrangement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing; provided that nothing in this paragraph shall release or discharge the following (i) any of the Released Parties from or in respect of their respective obligations under the Plan, the New 2026 Notes (including the Amended and Restated Indenture and the other New 2026 Notes Documents solely as they relate to the New 2026 Notes), the New Guarantees, the Warrant Agency Agreement, the Anti-Dilutive Warrants, or any Order or document ancillary to any of the foregoing, (ii) any director or officer of AYR or AYR Newco or any other AYR Entity of their right to indemnity, insurance claims, and employment related rights or claims, (iii) any inter-company obligations between or among AYR, AYR Newco or any other AYR Entity on or before the Effective Date, or any Senior Notes held by AYR Newco thereafter, (iv) the Backstop Commitment Letter in the event that AYR Newco does not receive subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000, (v) AYR Newco’s right to seek repayment of the Senior Notes solely as against AYR and the Existing Guarantors (and, for greater certainty, such right to seek repayment shall not extent to the other Released Parties (as defined in the Plan), or (vi) any act or omission arising out of any Released Party’s gross negligence, actual and intentional fraud, willful misconduct, or criminal acts (as determined by a final non-appealable order from a court of competent jurisdiction). The foregoing release shall not be construed to prohibit a party in interest from seeking to enforce the terms of the Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by the Plan.

Procedures

Issuance of New 2026 Notes and New 2026 Additional Notes

The New 2026 Notes to be issued to the Senior Noteholders pursuant to the Plan shall be made by way of issuance by AYR Newco on the Effective Date of one or more global notes in respect of the New 2026 Notes, authenticated by the Indenture Trustee, and issued in the name of CDS (or its nominee) in respect of the Senior Noteholders, other than certain Holders of New 2026 Notes (or their Intermediaries (as defined in the Plan)), who will receive DRS Advices or definitive certificates representing the New 2026 Notes from the Indenture Trustee. Any definitive certificates shall be held by the Depositary until such time as the applicable Senior Noteholder delivers a duly completed Letter of Transmittal and surrenders its Senior Notes in accordance with Section 3.2 of the Plan.

The New 2026 Additional Notes to be issued to the New 2026 Notes Purchasers pursuant to the Plan will, following the receipt by AYR Newco or AYR of the subscription price therefor, be delivered by providing a DRS Advice (which shall include a legend in connection with their status as restricted securities under U.S. securities laws) in the name of the applicable recipients thereof and registered in AYR’s records, which will be maintained by the Indenture Trustee, following the issuance of the New 2026 Additional Notes.

Surrender of Senior Notes

On the Effective Date, CDS (or its nominee) as a registered Senior Noteholder on behalf of certain of the Senior Noteholders shall surrender, or cause the surrender of, the Senior Notes it holds in exchange for the portion of the consideration payable to it as a Senior Noteholder pursuant to the Arrangement. At the Effective Time, each Senior Noteholders whose Senior Notes are represented by a DRS Advice shall be deemed to have surrendered and transferred (free and clear of all liens and encumbrances), without any further action by the Senior Noteholders, the Senior Notes represented by DRS Advice to AYR Newco in exchange for the portion of the consideration payable to it as a Senior Noteholders pursuant to the Arrangement. On the Effective Date, each Senior Noteholder holding a certificate representing Senior Notes shall surrender, or cause the surrender of, the certificate(s) representing the Senior Notes to the Depositary (with a duly completed Letter of Transmittal) in exchange for the portion of the consideration payable to the Senior Noteholder under the Arrangement. For greater clarity, only Senior Noteholders whose Senior Notes are represented by physical certificates are required to submit a duly completed Letter of Transmittal when surrendering such Senior Notes. Senior Noteholder’s whose Senior Notes are represented by a DRS Advice are not required to surrender their DRS Advice or a Letter of Transmittal prior to receiving their New 2026 Notes as such Senior Noteholder will be deemed to have transferred title to the Senior Notes to AYR Newco at the Effective Time in accordance with the Plan and will be issued a new DRS Advice representing an equivalent amount of New 2026 Notes without any further action required on its part.

Issuance of New AYR Shares and Backstop Shares

The New AYR Shares and the Backstop Shares to be issued to the Senior Noteholders and the Backstop Provider (subject to receipt from the New 2026 Notes Purchasers of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40 million) pursuant to the Plan shall be deemed to be duly authorized, validly issued, fully paid and non-assessable.

On the Effective Date, AYR shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue the New AYR Shares and the Backstop Shares (subject to receipt from the New 2026 Notes Purchasers of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40 million) to be distributed under the Plan, subject to Section 3.3(c) and Section 3.6 of the Plan.

The New AYR Shares to be issued under the Plan to the Senior Noteholders will be deposited with the Depositary and, subject to Section 3.2 of the Plan, made either (i) through the facilities of CDS who, in turn, will make delivery of the New AYR Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, as applicable, or (ii) by providing DRS Advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered in AYR’s records which will be maintained by the Transfer Agent, following surrender of the Senior Notes in accordance with Section 3.2 and Section 3.6 of the Plan.

The Backstop Shares to be issued under the Plan to the Backstop Provider will be delivered by providing a DRS Advice (which shall include a legend in connection with their status as restricted securities under U.S. securities laws) in the name of the applicable recipient thereof and registered in AYR’s records, which will be maintained by the Transfer Agent, following the issuance of the New 2026 Additional Notes.

Issuance of Anti-Dilutive Warrants

On the Effective Date, the Corporation shall deliver: (i) a direction to the Warrant Agent instructing the Warrant Agent to issue the Anti-Dilutive Warrants, to be distributed under the Plan; and (ii) a reservation order to the Transfer Agent such that the number of AYR SVS Shares issuable upon exercise of the Anti-Dilutive Warrants are reserved for issuance in the capital of the Corporation. Thereafter, the Warrant Agent shall distribute the Anti-Dilutive Warrants (x) through the facilities of CDS who, in turn, will make delivery of the Anti-Dilutive Warrants to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, as applicable, and/or (y) by providing DRS Advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) that is an AYR Shareholder or an AYR Exchangeable Shareholder in AYR’s records which are maintained by the Transfer Agent. The Anti-Dilutive Warrants will only be exercisable outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws.

Withholding Rights

Other than as required by the Backstop Commitment Letter, AYR Newco, AYR, the Indenture Trustee, the Transfer Agent, the Warrant Agent and the intermediaries shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as they may be required to deduct or withhold with respect to such payment under the Tax Act, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, provided that any such right to deduct or withhold shall not otherwise change or modify their obligations in respect of withholding taxes under the terms of the Existing Indenture or Amended and Restated Indenture and any and all other documents. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made. Any such deducted or withheld amounts shall be remitted to the appropriate Governmental Entity.

Fairness Opinion

Koger was asked by the Corporation to provide an opinion to the Special Committee as to the fairness of the Transaction, from a financial point of view, to the Senior Noteholders and AYR Shareholders. Koger rendered an oral fairness opinion to the Special Committee on October 29, 2023 and delivered its written fairness opinion to the Special Committee as of October 31, 2023. Based upon and subject to the various considerations set forth in the Fairness Opinion, the Transaction, if implemented, is fair, from a financial point of view, to the Senior Noteholders and AYR Shareholders. Services provided by Koger relating to the Transaction were on a flat fee basis and are not subject to a success fee.

The full text of the Fairness Opinion is attached as Appendix “F” to this Circular and should be read carefully and in its entirety. The Fairness Opinion describes the scope of the review undertaken by Koger, the assumptions made by Koger, the limitations on the use of the Fairness Opinion, and the basis of Koger’s fairness analysis for the purposes of the Fairness Opinion, among other matters.

The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. Koger has provided its written consent to the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion states that it may not be quoted, summarized, paraphrased, excerpted, referred to or relied upon by any person or entity other than the Special Committee or for any other purpose without the express prior written consent of Koger.

Assumptions

In preparing the Fairness Opinion, Koger assumed that all of the information supplied to it by the management of AYR was accurate and complete. They further assumed that all significant factors, contracts or agreements in effect at the date of the Fairness Opinion that would have an impact as to the conclusions arrived at in such Fairness Opinion have been disclosed to Koger and there are no material undisclosed liabilities. They have further assumed that all licenses, consents and required authorizations have been obtained and are in force for AYR. They have also assumed that AYR does not have any material contingent liabilities other than those disclosed in their financial statements and/or by management that no material litigation (other than as disclosed) is pending or threatened which may have an impact on the Fairness Opinion.

Independence of Koger

The analyses and research used in preparing the Fairness Opinion were carried out solely by Thomas A. Koger, the President of Koger, as an independent and neutral expert. No one has put any restriction on the scope of his work, opinion or conclusions. Koger, and Mr. Koger in his personal capacity, also confirmed that they were independent for the purposes of this engagement and, without limiting the foregoing, have no financial interest or future expected financial interest in any entity involved in the Transaction.

Approach to Fairness

The analyses Koger prepared in issuing the Fairness Opinion must be considered as a whole. In assessing the fairness of the Transaction, from a financial point of view to shareholders of AYR and Senior Noteholders, Koger considered a number of factors including, but not limited to, the following:

•	The environment for companies operating in the cannabis industry has deteriorated at the date of the Fairness Opinion compared to when the Senior Notes were originally issued. Accordingly, the terms of the New Senior Notes issued as part of the Transaction would be less favorable to AYR than when the Senior Notes were originally issued. The better terms to the holders of the New 2026 Notes would nevertheless be fair given the present high interest rate environment;
•	Although the underlying principal amounts of the Senior Notes and the New 2026 Notes are the same, the New 2026 Notes have improved covenants and security and those improvements are a consideration in determining whether the Transaction is fair overall;

•	The New 2026 Notes have an interest rate of 13% compared to 12.5%. The increased interest rate by itself is insufficient to compensate the present Senior Noteholders in the current high interest rate environment. The New AYR Exchange Shares to be issued to the present Senior Noteholders and additional improved terms to the New 2026 Notes, including an independent board seat, are required to make the Transaction fair;
•	Additional capital of an expected $40 million will be raised as part of the Transaction that will enable AYR to survive for a period in the present difficult cannabis industry environment, execute strategic changes and place AYR in a better position to repay or refinance the New 2026 Notes in the future;
•	50% of the New AYR Exchange Shares issued as part of the Transaction will be subject to a 6-month contractual lock-up upon completion of the Transaction to help create an orderly trading market for all AYR Shareholders;
•	The terms of the Transaction, considered independently, are dilutive to existing AYR Shareholders. This concern was addressed through the issuance of the Anti-Dilutive Warrants to existing AYR Shareholders (excluding recipients of the New Shares to be issued as part of the Transaction). The issuance of the Anti-Dilutive Warrants ensures the existing AYR Shareholders can participate in future share value post execution of the Transaction; and
•	AYR and its financial advisor, Moelis, attempted to identify possible sources of capital and possibilities to refinance the Senior Notes. No potential transactions were found with better terms as those contained in the Transaction.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable as of the date hereof to (i) a beneficial owner of Senior Notes who disposes of Senior Notes to AYR Newco in exchange for New 2026 Exchange Notes and New AYR Exchange Shares pursuant to the Arrangement (a “Noteholder”) and (ii) a current AYR Shareholder who is the beneficial owner of shares of AYR and that receives Anti-Dilutive Warrants to acquire AYR SVS Shares pursuant to the Arrangement, in each case who (i) holds their Senior Notes or shares of AYR (as applicable) as capital property, and will hold New 2026 Exchange Notes, New AYR Exchange Shares, Anti-Dilutive Warrants, and AYR SVS Shares (as applicable) as capital property, (ii) in the case of Senior Notes and New 2026 Exchange Notes, is entitled to all payments under such notes, and (iii) deals at arm’s length with, and is not affiliated with, AYR or AYR Newco (a “Securityholder”).

Generally, the Senior Notes, the shares of AYR, the New 2026 Exchange Notes, the New AYR Exchange Shares, the Anti-Dilutive Warrants, and the AYR SVS Shares (collectively, the “Securities”) will be considered to be capital property to a Securityholder provided that the Securityholder does not hold the applicable Security in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Securityholders who are resident in Canada for purposes of the Tax Act and whose Securities (other than Anti-Dilutive Warrants) might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act the effect of which is to deem such Securities and every other “Canadian security” (as defined in the Tax Act) owned by such Securityholder in the taxation year of the election and all subsequent taxation years to be capital property. This election is not available in respect of Anti-Dilutive Warrants.

This summary does not apply to a Securityholder: (i) that is a “financial institution” within the meaning of Section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; or (v) that has entered into, or will enter into, a “derivative forward agreement” within the meaning of the Tax Act with respect to a Note. Such Securityholders should consult their own tax advisors.

This summary does not address the possible application of the “foreign affiliate dumping” rules in the Tax Act that may be applicable to a Securityholder that is a corporation resident in Canada (for purposes of the Tax Act) and is or becomes, or does not deal at arm’s length with, a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Securities, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length, in each case for purposes of the rules in section 212.3 of the Tax Act. Securityholders for which this summary does not apply should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or practices of the CRA, whether by legislative, governmental or judicial action, nor does it take into account any other federal or any provincial, territorial or foreign tax considerations.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed as, legal or tax advice to any particular Securityholder. Securityholders are urged to consult their own tax advisors concerning the tax consequences to them of the Offer having regard to their own particular circumstances.

Foreign Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of a Security must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA. Securityholders may, as a consequence, realize capital gains or capital losses by virtue of changes in the value of the U.S. dollar relative to the Canadian dollar.

Amalgamation or Wind Up of AYR Newco

AYR Newco may be wound up into or amalgamated with AYR following closing of the Transaction, such that the New 2026 Exchange Notes would become direct obligations of the Corporation (the “AYR Note Assumption”). The AYR Note Assumption will constitute a disposition of the New 2026 Exchange Notes by a Noteholder for purposes of the Tax Act. On the AYR Note Assumption, a Noteholder will be deemed to have disposed of the New 2026 Exchange Notes for proceeds equal to the adjusted cost base thereof to such Noteholder immediately before the AYR Note Assumption and to have reacquired such New 2026 Exchange Notes at a cost equal to the same amount. Accordingly, a Noteholder will not realize any gain or loss as a result of the disposition of a New 2026 Exchange Note on the AYR Note Assumption.

Residents of Canada

This portion of the summary is applicable to a Securityholder that, at all relevant times for purposes of the Tax Act, is (or is deemed to be) resident in Canada (a “Resident Holder”).

Disposition of Senior Notes to AYR Newco pursuant to the Arrangement

On a disposition of a Senior Note by a Resident Holder pursuant to the Arrangement, the Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the interest that has accrued on the Senior Note to the date of the disposition, to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

In addition, on a disposition of a Senior Note pursuant to the Arrangement, a Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of the Senior Note, net of any amount included in the Resident Holder’s income as interest as well as any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Senior Note to the Resident Holder immediately before the disposition. A Resident Holder’s proceeds of disposition of its Senior Notes pursuant to the Arrangement will be an amount equal to the aggregate of the fair market value at the Effective Time of (i) the AYR SVS Shares received by such Resident Holder pursuant to the Arrangement and (ii) the New 2026 Exchange Notes received by such Resident Holder pursuant to the Arrangement.

The cost of the New 2026 Exchange Notes and the AYR SVS Shares received by the Resident Holder pursuant to the Arrangement will generally be equal to the fair market value of such New 2026 Exchange Notes and the AYR SVS Shares, respectively. For the purposes of determining the adjusted cost base to a Resident Holder of the AYR SVS Shares so received at any time, the cost of such AYR SVS Shares will be determined by averaging the cost of such AYR SVS Shares with the adjusted cost base of all other AYR SVS Shares of that class owned by the Resident Holder as capital property at that time.

Generally, a portion of any capital loss realized on the disposition of Senior Notes pursuant to the Arrangement may be denied in certain circumstances under the Tax Act. Resident Holders should consult a tax advisor with respect to any potential loss denial.

The income tax treatment of capital gains (and capital losses) is generally described below under “Taxation of Capital Gains and Capital Losses”.

Holding and Disposing of New 2026 Exchange Notes

Interest on the New 2026 Exchange Notes

A Resident Holder of New 2026 Exchange Notes that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a New 2026 Exchange Note that accrued or is deemed to accrue to it to the end of the taxation year or that became receivable or was received by it before the end of the taxation year, except to the extent that such interest was otherwise included in computing its income for a preceding taxation year.

Any other Resident Holder of New 2026 Exchange Notes, including an individual, will be required to include in computing the Resident Holder’s income for a taxation year any amount that was received or became receivable by such Resident Holder in the taxation year as interest on such notes, depending upon the method regularly followed by the Resident Holder in computing income, to the extent that such amount was not included in computing the Resident Holder’s income for a preceding taxation year.

If a New 2026 Exchange Note is acquired by a Resident Noteholder at a discount from its face value (“Discount”) and the discount is (or is deemed to be) interest to the Resident Holder, such Resident Noteholder will be required to include in income annually the portion of such interest (or deemed interest) that accrues to the Resident Noteholder in the manner prescribed by the Tax Act notwithstanding that the Discount will not be received or receivable until maturity. Resident Noteholders are urged to consult their own tax advisors as to the Canadian income tax treatment of the Discount.

Any premium paid by AYR Newco to a Resident Holder on the redemption or repurchase of a of New 2026 Exchange Note before its maturity (other than in the open market in the manner any such obligation would normally be purchased in the open market by any member of the public) will generally be deemed to be interest received by the Resident Holder at the time of the payment to the extent that it can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by AYR Newco on the New 2026 Exchange Note for a taxation year of AYR Newco ending after that time. Such interest will be required to be included in computing the Resident Holder’s income in the manner described above.

Disposition of New 2026 Exchange Notes

On a disposition or deemed disposition of a New 2026 Exchange Note by a Resident Holder, the Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the interest that has accrued on such note to the date of the disposition to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

In addition, on a disposition or deemed disposition of a New 2026 Exchange Note, a Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of the New 2026 Exchange Note, net of any amount included in the Resident Holder’s income as interest as well as any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such note to the Resident Holder immediately before the disposition or deemed disposition.

Holding and Disposing of AYR SVS Shares

Dividends on AYR SVS Shares

Dividends received or deemed to be received on AYR SVS Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual’s income and will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received or deemed to be received by such individual which are designated by the Corporation as “eligible dividends” in accordance with the Tax Act will be subject to enhanced gross-up and dividend tax credit rules under the Tax Act.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Dividends received or deemed to be received on AYR SVS Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and generally will be deductible in computing the taxable income of the corporation. A corporation that is a “private corporation” or a “subject corporation” for purposes of the Tax Act may be liable to pay a refundable tax on dividends received or deemed to be received by it, to the extent such dividends are deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition.

A Resident Holder may be subject to United States withholding tax on dividends received on the AYR SVS Shares. Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the AYR SVS Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the AYR SVS Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes, such that a foreign tax credit under the Tax Act may not be available. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the AYR SVS Shares.

Disposition of AYR SVS Shares

On a disposition or a deemed disposition of an AYR SVS Share (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the AYR SVS Share exceed (or are exceeded by) the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is described below under the heading “Taxation of Capital Gains and Capital Losses”.

The amount of any capital loss realized on the disposition or deemed disposition of an AYR SVS Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the AYR SVS Share (or on a share for which such AYR SVS Share has been substituted), to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns AYR AYR SVS Shares directly, or indirectly through a partnership or a trust. Resident Holders to which these rules may be relevant should consult their own tax advisors.

Taxation of Anti-Dilutive Warrants

Acquisition of Anti-Dilutive Warrants

A Resident Holder that receives an Anti-Dilutive Warrant pursuant to the Arrangement will not be required to include the value of such warrant in computing the Resident Holder’s income for purposes of the Tax Act. Anti-Dilutive Warrants received by a Resident Holder pursuant to the Arrangement will have an adjusted cost base of nil.

Exercise of Anti-Dilutive Warrants

The exercise of an Anti-Dilutive Warrant will not constitute a disposition of such warrant for purposes of the Tax Act and, accordingly, a Resident Holder will not realize a gain or loss on such exercise.

The aggregate cost to a Resident Holder of the AYR SVS Shares acquired on the exercise of an Anti-Dilutive Warrant will be equal to the amount of the exercise price for the AYR SVS Shares so acquired. The adjusted cost base to a Resident Holder at any time of AYR SVS Shares received on the exercise of Anti-Dilutive Warrants will be determined by averaging the cost of such AYR SVS Shares with the adjusted cost base of all other AYR SVS Shares of that class owned by the Resident Holder as capital property at that time.

Expiry of Anti-Dilutive Warrants

The expiry or termination of an unexercised Anti-Dilutive Warrant held by a Resident Holder will result in a capital loss to the Resident Holder equal to the adjusted cost base, if any, of the Anti-Dilutive Warrant immediately before its expiry or termination. Any such capital loss will be subject to the treatment described below under the heading “Taxation of Capital Gains and Capital Losses”.

Other Dispositions of Anti-Dilutive Warrants

A Resident Holder that disposes of or is deemed to dispose of an Anti-Dilutive Warrant (other than as a result of the exercise thereof) generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Anti-Dilutive Warrant exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any capital gain (or capital loss) realized on the disposition of an Anti-Dilutive Warrant (otherwise than by the exercise of such warrant) is described below under the heading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss realized by the Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year (an “allowable capital loss”). Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the detailed rules contained in the Tax Act.

Capital gains realized by a Resident Holder that is an individual (other than certain trusts) may increase the Resident Holder’s liability for alternative minimum tax.

If a Resident Holder is subject to United States federal income tax on a gain realized in respect of a disposition of a Security, such gain may not be treated as income from a source in the United States for purposes of a foreign tax credit under the Tax Act, and such foreign tax credit under the Tax Act may not be available. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Tax Proposals) throughout a taxation year may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the taxation year, including interest income and taxable capital gains.

Non-Residents of Canada

This portion of the summary is applicable to a Securityholder that at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention: (i) is neither resident nor deemed to be resident in Canada; and (ii) does not and is not deemed to use or hold the Securities in carrying on business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a holder not resident in Canada that is an insurer that carries on business in Canada and elsewhere. In addition, this summary does not apply to a Non-Resident Holder of Senior Notes or New 2026 Exchange Notes in respect of a disposition of such notes to a holder resident or deemed to be resident in Canada for the purposes of the Tax Act with whom the Non-Resident Holder does not deal with at arm’s length for the purposes of the Tax Act, and such Non-Resident Holders should consult their own tax advisors.

The following portion of this summary is also not applicable to a Non-Resident Holder of Senior Notes or New 2026 Exchange Notes (and, where such Non-Resident Holder is a partnership, the partnership and each person who has a direct or indirect interest in the partnership) that is at any time a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of AYR or AYR Newco (each a “Note Issuer”) or that at any time does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the applicable Note Issuer. Generally, for this purpose, a “specified shareholder” is a person that owns, has a right to acquire or is otherwise deemed to own, either alone or together with persons with whom such person does not deal at arm’s length for purposes of the Tax Act, shares of the applicable Note Issuer’s capital stock that either (i) give the holders of such shares 25% or more of the votes that could be cast at an annual meeting of the shareholders or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the applicable Note Issuer’s capital stock. Non-Resident Holders in such situations should consult and rely upon their own tax advisors.

Disposition of Senior Notes to AYR Newco pursuant to the Arrangement

A Non-Resident Holder of Senior Notes will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Senior Note pursuant to the Arrangement. Accordingly, the issuance of New AYR Exchange Shares and New 2026 Exchange Notes to Non-Resident Holders as consideration for Senior Notes pursuant to the Arrangement will not be subject to Canadian withholding tax.

The payment of interest accrued on the Senior Notes to the Effective Time will not be subject to Canadian withholding tax.

Holding and Disposing of New 2026 Exchange Notes

A Non-Resident Holder of New 2026 Exchange Notes will not be subject to Canadian withholding tax under the Tax Act in respect of amounts paid or credited by AYR Newco as, on account or in lieu of payment of, or in satisfaction of, interest, principal or premium on the New 2026 Exchange Notes.

Generally, there are no other Canadian federal income taxes that would be payable by a Non-Resident Holder as a result of holding or disposing of a New 2026 Exchange Note, including any capital gain realized by a Non-Resident Holder on a disposition of a New 2026 Exchange Note.

Holding and Disposing of AYR SVS Shares

Dividends on AYR SVS Shares

Dividends on AYR SVS Shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder will generally be subject to non-resident withholding tax under the Tax Act at a rate of 25%, subject to potential reduction under the provisions of an applicable income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to the full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of AYR SVS Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on a disposition of AYR SVS Shares unless the AYR SVS Shares disposed of constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, an AYR SVS Share will not be "taxable Canadian property" of a Non-Resident Holder at a particular time provided the AYR SVS Share is listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the CSE, unless, at any time during the 60-month period preceding the particular time, (a) the AYR SVS Share derived more than 50% of its fair market value directly or indirectly from one or any combination of real or immovable properties situated in Canada, "Canadian resource properties" or "timber resource properties" (each as defined in the Tax Act), or options in respect of, interests in, or civil law rights in, any of the foregoing, and (b) at such time 25% or more of the issued shares of any class or series of the Corporation’s shares were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at “arm's length” (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) held a membership interest directly or indirectly through one or more partnerships. A Non-Resident Holder's AYR SVS Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Anti-Dilutive Warrants

Acquisition of Anti-Dilutive Warrants

The issuance of Anti-Dilutive Warrants to a Non-Resident Holder pursuant to the Arrangement will not be subject to Canadian withholding tax.

Exercise of Anti-Dilutive Warrants

The exercise of an Anti-Dilutive Warrant by a Non-Resident Holder will not constitute a disposition of that warrant for purposes of the Tax Act and, consequently, a Non-Resident Holder will not realize a gain or loss on such exercise. The adjusted cost base to a Non-Resident Holder of the AYR SVS Shares acquired on the exercise of an Anti-Dilutive Warrant will be the same as described above with respect to a Resident Holder under the heading "Residents of Canada – Taxation of Anti-Dilutive Warrants – Exercise of Anti-Dilutive Warrants".

Expiry of Anti-Dilutive Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of the expiry or termination of an unexercised Anti-Dilutive Warrant.

Other Dispositions of Anti-Dilutive Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on a disposition of Anti-Dilutive Warrants unless the Anti-Dilutive Warrants disposed of constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

The Anti-Dilutive Warrants will generally only be "taxable Canadian property" of a Non-Resident Holder if the AYR SVS Shares to be issued upon the exercise of the Anti-Dilutive Warrants would be "taxable Canadian property" of the Non-Resident Holder, as described above under the heading "Disposition of AYR SVS Shares".

SUPPORT AGREEMENT

On October 31, 2023, the Corporation entered into the Support Agreement with the Supporting Senior Noteholders, which held collectively approximately 76% of the Senior Notes as of such date. Capitalized terms used in this section that are not otherwise defined have the meanings specified in the Support Agreement.

The following is a summary of the principal terms of the Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Covenants

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, each Supporting Senior Noteholder agreed, among other things:

(a)	to extend the maturity date of the Senior Notes to December 10, 2026 in accordance with the Transaction Terms, subject to the terms and conditions of the Support Agreement and the Definitive Documents;

(b)	to consent to and support the Transaction, including the approval of the Releases;

(c)	not to, directly or indirectly, from the Support Agreement Effective Date to the date the Support Agreement is terminated:

(i)	sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer any of its Relevant Notes or Debt or any rights or interests therein (or permit any of the foregoing with respect to any of its Relevant Notes or Debt) or enter into any agreement, arrangement or understanding in connection therewith; provided that, each Supporting Senior Noteholder may Transfer some or all of its Relevant Notes or Debt to: (A) any Affiliate of, related fund of, or fund managed by or under common control with the Supporting Senior Noteholder that is an Accredited Investor (provided that such entity executes a Joinder Agreement); (B) any other Supporting Senior Noteholder reasonably acceptable to the Corporation; provided that in determining whether the Transfer to any other Supporting Senior Noteholder is reasonably acceptable, the Corporation may only consider whether the proposed Transfer will result in an adverse consequence with respect to the regulatory approvals and timing contemplated by the Transaction; or (C) any other person that is reasonably acceptable to the Corporation; provided that in determining whether the Transfer to any other person is reasonably acceptable, the Corporation may only consider whether the proposed Transfer will result in an adverse consequence with respect to the regulatory approvals and timing contemplated by the Transaction; and is an Accredited Investor provided such person agrees pursuant to a Joinder Agreement with the Companies to be bound by the terms of the Support Agreement with respect to the transferred Relevant Notes and Debt as a Supporting Senior Noteholder and such duly executed Joinder Agreement is delivered to Weil, Stikeman, and the Advisors prior to consummation of such Transfer; provided that nothing in Section 5(c)(i) of the Support Agreement shall prohibit any pledge or hypothecation of Relevant Notes or Debt so long as such pledge or hypothecation does not adversely affect such party’s ability to timely satisfy its obligations under the Support Agreement; or

(ii)	except as contemplated by the Support Agreement, deposit any of its Relevant Notes or Debt into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Notes or Debt if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Supporting Senior Noteholder to comply with its obligations under the Support Agreement, including the obligations in Section 5 thereof;

(d)	not to directly or indirectly: (i) object to, delay, impede, or take any other action to interfere with the Proceedings, the Transaction, or approval or implementation of the Plan; or (ii) otherwise take any action, or omit to take any action, that is inconsistent with its obligations under the Support Agreement or that could reasonably be expected to delay, challenge, or frustrate the consummation of the Transaction and the Plan;

(e)	subject to applicable Law, including the receipt of a Court-approved information circular, to (1) vote (or cause to be voted) all of its Relevant Notes and Debt, as applicable:

(i)	in favour of the approval, consent, ratification and adoption of the Plan (and any actions required by the Supporting Senior Noteholders in furtherance thereof, provided that, except as provided in the Commitment Letter, the Supporting Senior Noteholders shall not be required to incur any significant expense or incur any liability in connection therewith) in accordance with the terms herein; and

(ii)	against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted, would reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Transaction or the Plan, as applicable; and

(2) tender its proxy for any such vote in compliance with the Interim Order prior to the applicable deadline set forth in the Interim Order;

(f)	not to directly or indirectly propose, encourage, seek, pursue, initiate, join in, file, solicit, vote for, otherwise support, or participate in the formulation of or enter into negotiations or discussions with any entity regarding any alternative offer (including any offer in respect of the acquisition of the equity interests of the Companies or substantially all of the assets of the Companies), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Companies, including any proceeding under the CBCA, other legislation or otherwise, including, for the avoidance of doubt, making or supporting any filings with the Court or any Governmental Entity, or making or supporting any press release, press report or comparable public statement or filing with respect to any of the foregoing, that is inconsistent with the Transaction and the Plan, except with the prior written (including email) consent of the Corporation;

(g)	not direct any administrative agent, collateral agent, or indenture trustee (including the Indenture Trustee), as applicable, to take any action inconsistent with such Supporting Senior Noteholder’s obligations under the Support Agreement or the Term Sheet and, if any applicable administrative agent, collateral agent, or indenture trustee (including the Indenture Trustee) takes any action inconsistent with such Supporting Senior Noteholder’s obligations under the Support Agreement or the Term Sheet, such Supporting Senior Noteholder will use its commercially reasonable efforts (provided it shall not be required to incur any significant cost or liability in connection therewith) to request such administrative agent, collateral agent, or indenture trustee (including the Indenture Trustee) to cease, desist, and refrain from taking any such action;

(h)	negotiate and act in good faith consistent with the Support Agreement and, upon agreement to the terms of the Definitive Documents, complete, enter into, and effectuate (as applicable) the Definitive Documents (as applicable);

(i)	timely vote (or cause to be voted) its Relevant Notes or Debt or any other Claims or Interests against any Alternative Transaction;

(j)	cooperate and coordinate activities (to the extent practicable and subject to the terms hereof) and (i) use commercially reasonable efforts (to the extent applicable) to assist the Companies in obtaining any necessary federal, state, and local regulatory approvals, including, without limitation, approval from the Court, or any other regulatory body or authority required to obtain approval of the Plan or consummate the Plan and the Transaction contemplated thereby and herein, and (ii) use best efforts to obtain (to the extent applicable) and assist the Companies in obtaining the approval of all cannabis-related licenses, permits or authorizations that are necessary for the execution and delivery of, and performance of, its obligations pursuant to the Plan, the Transaction and any agreements contemplated thereby and herein; provided that, in each case with respect to the foregoing, such Supporting Senior Noteholder shall not be required to, subject to Section 5(n) of the Support Agreement, incur any material expense or liability (but excluding, in each case, third party legal, accounting, financial or other advisor fees or expenses paid or reimbursed by the Corporation);

(k)	to support the applications and motions filed by the Companies in the Proceedings for the Interim Order and Final Order;

(l)	to the extent reasonably practicable and permitted under applicable law: (i) coordinate in good faith with the Companies and/or their representatives with respect to any substantive oral or written communication that they or any of their representatives receives from any Governmental Entity relating to any federal, state, or local cannabis-related regulatory approvals required to obtain approval of the Plan or consummate the Transaction; (ii) coordinate in good faith with the Companies and their respective representatives with respect to any substantive communication relating to the approval of the Plan and the Transaction that are proposed to be made by such party to any cannabis regulator and provide the Corporation with copies of all substantive correspondence, filings or applications between them or any of their representatives, on the one hand, and any cannabis-related regulator or members of its staff, on the other hand, with respect to the Plan and the Transaction (except for any commercially sensitive or proprietary information, which may be redacted); and (iii) advise the Corporation of any substantive meeting or discussion (including any pre-arranged phone call) with any cannabis regulator in respect of any such filings, investigation or other inquiry, and to the extent permitted by such regulator, give the Corporation the opportunity to attend and participate at such meeting or discussion, in each case to the extent related to the Transaction and the Plan;

(m)	if requested by one or more of the Companies, timely oppose, including by way of joinder, any objections filed with respect to the Court approval of any of the Definitive Documents or the Transaction;

(n)	to the extent any legal, regulatory or structural impediment arises that would prevent, hinder or delay the consummation of the Transaction, (1) negotiate in good faith appropriate additional or alternative provisions, structures, or arrangements to address and attempt in good faith to resolve any such impediment (it being understood that all Parties’ rights are reserved in connection therewith); and (2) promptly and diligently consider in good faith and pursue commercially reasonable alternatives in a good faith attempt to resolve any such impediment under any cannabis law that may be asserted by any state cannabis regulatory authority, so as to enable the parties to consummate the Transaction as soon as reasonably practicable, and in any event prior to the Outside Date, and each such Supporting Senior Noteholder shall consider in good faith commercially reasonable alternatives for purposes of attempting to resolve any such impediment by the Outside Date following reasonable cooperation and coordination between such Supporting Senior Noteholder and the Corporation;

(o)	to supply as promptly as practicable any additional information and documentary material that may be requested by the Companies (except for any commercially sensitive or proprietary information, which may be redacted) or a cannabis regulator to facilitate obtaining cannabis-related regulatory approvals for the Transaction;

(p)	not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Relevant Notes or Debt or other Claims or Interests and not to support any other Person in taking any of the foregoing enforcement actions, including any holder of a Seller Note or vendor take back note issued by the Companies and/or their Affiliates; and

(q)	to forbear from exercising remedies with respect to any defaults or events of default under the Trust Indenture that may occur solely as a result of: (i) the commencement and/or continuation of the Proceedings in conformity with the Support Agreement; and/or (ii) the pursuit or completion of the Transaction, including the entering into of any related documents.

Notwithstanding anything contained therein to the contrary, nothing in the Support Agreement shall in any way be construed to preclude a Supporting Senior Noteholder from acquiring or acquiring voting control over additional Senior Notes that are not otherwise subject to the Support Agreement; provided, however, that such Additional Notes shall automatically and immediately upon such acquisition by a Supporting Senior Noteholder be deemed to constitute Relevant Notes (and together with all accrued and unpaid interest and any other amount that such Supporting Senior Noteholder is entitled to claim in respect of the Additional Notes pursuant to the Trust Indenture or otherwise shall be deemed to constitute Debt) of the Supporting Senior Noteholder thereunder subject to the terms of the Support Agreement, and the Supporting Senior Noteholder agreed to provide prompt written (including email) notice of any such acquisition to the Corporation, Weil, and Stikeman, advising of (i) the acquisition by the Supporting Senior Noteholder of or of voting control over Additional Notes, and (ii) the principal amount of Additional Notes so acquired by the Supporting Senior Noteholder. Subject to Section 10 of the Support Agreement, following the Support Effective Date, upon written request (including by email) by the Corporation, Weil, or Stikeman, the Supporting Senior Noteholder agreed to promptly identify, in writing, to the Corporation, Weil, and Stikeman the nature and amount of any additional Claim or Interest held in relation to the Corporation by all entities represented by the Supporting Senior Noteholder in connection with the Corporation as of the date of such request.

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, the Corporation and certain of its affiliates, as applicable, agreed, among other things:

(a)	to pursue the approval, implementation, completion and consummation of the Transaction on a timely basis, obtain Court approval of the Plan, and to take all other actions reasonably necessary to implement the Transaction in accordance with the Support Agreement (including the Schedules thereto) and the Transaction Terms, and not to take any action (or inaction) that is inconsistent with the terms of the Support Agreement or the Transaction Terms or that is intended to or is likely to interfere with or frustrate, challenge or delay the consummation of the Transaction;

(b)	to comply with the Trust Indenture in all respects, except as otherwise provided in Section 5(q) of the Support Agreement;

(c)	to negotiate in good faith and, upon agreement to the terms of the Definitive Documents, complete, enter into, and effectuate the Definitive Documents (as applicable);

(d)	to file the Plan on a timely basis, recommend (subject to Section 14 of the Support Agreement) to any person entitled to vote on the Plan that they vote to approve the Plan and take all reasonable actions necessary to obtain any regulatory approvals for the Transaction in a timely manner;

(e)	to provide draft copies of all motions or applications and other documents with respect to the Transaction and the Plan that the Companies intend to file with the Court, the CSE or applicable regulators in connection with the Proceedings or the Transaction to the Advisors at least three (3) Business Days prior to the date when the Companies intend to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for such advance notice, not less than one (1) calendar day prior to the date when the Companies intend to file or otherwise disseminate such documents). For greater certainty, the Interim Order, Final Order and the Plan shall only be submitted to the Court in a form reasonably acceptable to the Corporation and the Requisite Supporting Senior Noteholders;

(f)	to promptly notify the Advisors if, at any time before the effective time of implementation of the Plan, it becomes aware that an application for a regulatory approval or any other order, registration, consent, filing, ruling, exemption or approval under applicable Laws contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement to such application, and the Companies shall co-operate in the preparation of such amendment or supplement as required;

(g)	to promptly notify the Advisors of any material claims threatened or brought against it which would reasonably be expected to impede or delay the consummation of the Transaction or the Plan;

(h)	subject to Section 14 of the Support Agreement, not to directly or indirectly propose, encourage, seek, pursue, initiate, join in, file, solicit, vote for, otherwise support, or participate in the formulation of or enter into negotiations or discussions with any entity regarding any Alternative Transaction, or make or support any press release, press report or comparable public statement or filing with respect to any of the foregoing that is inconsistent with the Transaction, the Transaction Terms or the Support Agreement, except with the prior written (including email) consent of the Requisite Supporting Senior Noteholders;

(i)	cooperate and coordinate activities (to the extent practicable and subject to the terms of the Support Agreement) and (i) use commercially reasonable efforts to obtain any necessary federal, state, and local regulatory approvals, including, without limitation, approval from the Court, or any other regulatory body or authority required to obtain approval of the Plan or to consummate the Plan and the Transaction contemplated thereby and herein, including as applicable all required approvals from the CSE and under applicable state cannabis regulations; and (ii) use best efforts to obtain the approval of all cannabis-related issuances, re-issuances or transfers of all licenses, permits or authorizations that are necessary for the execution and delivery of, the performance of its obligations pursuant to, and the implementation of the Plan, the Transaction, and any agreements contemplated thereby and in the Support Agreement;

(j)	to the extent reasonably practicable and permitted under applicable law, (i) coordinate in good faith with the Supporting Senior Noteholders and/or their representatives with respect to any substantive oral or written communication that it or any of its representatives receives from any Governmental Entity relating to any federal, state, or local cannabis-related regulatory approvals required to obtain approval of the Plan or consummate the Transaction, (ii) coordinate in good faith with the Supporting Senior Noteholders and their respective representatives with respect to any substantive communication relating to the approval of the Plan and the Transaction that are proposed to be made by such party to any cannabis regulator and provide the Supporting Senior Noteholders with copies of all substantive correspondence, filings or applications between them or any of their representatives, on the one hand, and any cannabis-related regulator or members of its staff, on the other hand, with respect to the Plan and the Transaction (except for any commercially sensitive or proprietary information, which may be redacted), and (iii) advise the Supporting Senior Noteholders of any substantive meeting or discussion (including any pre-arranged phone call) with any cannabis regulator in respect of any such filings, investigation or other inquiry, and to the extent permitted by such regulator, give the Supporting Senior Noteholders the opportunity to attend and participate at such meeting or discussion, in each case to the extent related to the Transaction and the Plan;

(k)	to the extent any legal, regulatory or structural impediment arises that would prevent, hinder or delay the consummation of the Transaction, (1) negotiate in good faith appropriate additional or alternative provisions, structures, or arrangements to address and attempt in good faith to resolve any such impediment (it being understood that all Parties’ rights are reserved in connection therewith); and (2) promptly and diligently consider in good faith pursuing commercially reasonable alternatives in a good faith attempt to resolve any such impediment under any cannabis law that may be asserted by any state cannabis regulatory authority, so as to enable the parties to consummate the Transaction as soon as reasonably practicable, and the Companies shall consider in good faith commercially reasonable alternatives for purposes of attempting to resolve any such impediment by the Outside Date following reasonable cooperation and coordination between the Companies and the Supporting Senior Noteholders;

(l)	to maintain the good standing and legal existence of each of the Companies under the Laws of the jurisdiction in which it is incorporated, organized or formed;

(m)	to supply as promptly as practicable any additional information and documentary material that may be requested by the Supporting Senior Noteholders (except for any commercially sensitive or proprietary information, which may be redacted) or a cannabis regulator to facilitate obtaining cannabis-related regulatory approvals for the Transaction;

(n)	if any of the Companies receives a verbal or written offer or proposal with respect to an Alternative Transaction, within two (2) Business Days after the receipt of such proposal for an Alternative Transaction, to (i) notify the Advisors of the receipt thereof, with such notice to include the material terms thereof (including the identity of the Person(s) involved), (ii) promptly provide the Advisors with any amendments, supplements or modifications to such proposal for an Alternative Transaction that are received by any of the Companies, and (iii) consult with the Advisors with respect to such proposal and any amendments, supplements or modifications thereto; provided that, to the extent the Corporation is prohibited from doing any of the foregoing due to a confidentiality restriction or condition upon which such proposal was submitted, such Company Entity shall (x) promptly notify the Advisors upon receipt of any confidential proposal, (y) use commercially reasonable efforts to obtain relief from such restriction or condition as promptly as practicable, and (z) refrain from engaging in any discussions or negotiations with the Person that submitted the proposal (other than with respect to the confidentiality restriction or condition) unless and until such Person agrees to permit the Advisors and the Supporting Senior Noteholders to review the proposal pursuant to a confidentiality agreement acceptable to the Supporting Senior Noteholders, acting reasonably;

(o)	upon the reasonable written request of the Advisors, to provide the Advisors with reasonable access to, during regular business hours, the relevant due diligence and books and records and executive management team of and advisors to the Companies (and the Companies shall instruct such personnel and advisors to cooperate and work in good faith with the Advisors);

(p)	except as otherwise expressly provided by the Support Agreement, to conduct their businesses and operations in the ordinary course of business consistent with past practices in all material respects;

(q)	not to (i) seek discovery in connection with, prepare or commence any proceeding that disputes or challenges (A) the amount, validity, allowance, character, enforceability or priority of the Senior Notes, or (B) the validity, enforceability or perfection of any lien or other encumbrance securing (or purporting to secure) any Senior Notes held by any Supporting Senior Noteholder, or (ii) support any Person in connection with any of the acts described in clause (i) of this Section 6(n);

(r)	not enter into, adopt or establish any new compensation or benefit plans or arrangements with respect to the existing executive management team (including employment agreements and any retention, success or other bonus plans), or amend or terminate any existing compensation or benefit plans or arrangements with respect to the executive management team (including employment agreements), or grant (including pursuant to a key employee retention or incentive plan or other similar arrangement) any additional or any increase in the wages, salary, bonus, commissions, retirement benefits, pension, severance or other compensation or benefits of any director or executive management team member, whether in one transaction or a series of related transactions, in the case of each of the foregoing, outside of the ordinary course of business consistent with past practices;

(s)	not to amend or change any of their respective formation or organizational documents in any material respect;

(t)	except as otherwise expressly provided in the Support Agreement or in the ordinary course of business consistent with past practice, not (i) sell, convey, dispose or otherwise Transfer any of its assets or properties, (ii) make any loans, advances or capital contributions to, or investments in, any other Person, (iii) authorize, create, issue, sell or grant any additional Interests, or reclassify, recapitalize, redeem, purchase, acquire, declare any distribution on or make any distribution on any Interests, except pursuant to existing obligations as of the date of the Support Agreement, (iv) incur any indebtedness or grant any liens or encumbrances, or (v) enter into any definitive agreement with respect to any of the foregoing;

(u)	to use reasonable best efforts to extend the due date of the Lump Sum Payment (as defined in that certain Promissory Note dated as of May 25, 2022 between CSAC Acquisition IL Corp. and Robert J. Lansing) from December 31, 2023 to after the Outside Date;

(v)	to not amend, modify or supplement any of the existing seller debt, seller notes or seller assumed debt without the prior written consent of the Requisite Supporting Senior Noteholders and such consent not to be unreasonably withheld;

(w)	subject to Section 14 of the Support Agreement, not to announce publicly, or announce to any holders of Claims or Interests in each of the Companies, its intention not to support the Transaction;

(x)	not to amend or modify the Plan or the Definitive Documents other than in a manner that is consistent with the Support Agreement or otherwise reasonably acceptable to the Requisite Supporting Senior Noteholders; and

(y)	to pay the reasonable and documented fees and expenses of the Advisors as and when due and payable in accordance with and subject to the engagement letters and fee letters entered into by the Corporation and the Advisors.

Representations and Warranties

The parties to the Support Agreement made a number of customary representations and warranties regarding themselves, the Support Agreement and the Transaction.

Conditions to the Transaction

The Transaction shall be subject to the satisfaction of the following conditions prior to or at the time the Transaction is implemented, each of which is for the mutual benefit of the Companies, on the one hand, and the Supporting Senior Noteholders, on the other hand, and may be waived in whole or in part jointly by the Corporation and the Requisite Supporting Senior Noteholders (provided that such conditions shall not be enforceable by the Corporation or a Supporting Senior Noteholder, as the case may be, if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Party seeking enforcement):

(a)	the Plan shall have been approved by (i) the Court and (ii) the requisite majorities of affected stakeholders as and to the extent required by the Court;

(b)	the CSE shall have consented to or not objected to the Transaction;

(c)	all filings, consents, and approvals required under applicable Law to consummate the Transaction (including, without limitation, required state and municipal cannabis regulatory approvals) shall have been made or obtained, as applicable, and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated, in each case on terms reasonably satisfactory to the Corporation and the Requisite Supporting Senior Noteholders;

(d)	the Plan and all Definitive Documents shall be in form and substance consistent with the Support Agreement and the Transaction Terms and otherwise reasonably acceptable to the Corporation and the Requisite Supporting Senior Noteholders;

(e)	the conditions precedent to implementation of the Plan shall have been satisfied or waived in accordance with the terms of the Plan;

(f)	the conditions precedent in each of the Definitive Documents shall have been satisfied or waived in accordance with the terms of the applicable Definitive Document;

(g)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, that restrains, impedes or prohibits, the Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the Transaction Terms;

(h)	there shall be usual and customary releases in connection with the implementation of the Transaction under the CBCA to be effective as of the Effective Date pursuant to the Plan and the Final Order, and pursuant to contractual releases entered into among the Parties. The Releases shall be in the form and substance annexed to the Support Agreement as Schedule F; and

(i)	the CBCA Director shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan.

The obligations of the Companies to complete the Transaction and the other transactions contemplated by the Support Agreement are subject to the satisfaction of the following additional conditions prior to or at the Effective Date, each of which is for the benefit of the Companies and may be waived, in whole or in part, by the Corporation (provided that such conditions shall not be enforceable by the Companies if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Companies):

(a)	the Corporation has not validly terminated the Support Agreement or delivered a termination notice that is subject to cure on account of one or more of the Supporting Senior Noteholders having failed to comply in all material respects with each covenant and obligation in the Support Agreement that is to be performed by them on or before the Effective Date; and

(b)	the Interim Order, the Plan, and the Final Order shall have been filed and approved by the Court in form and substance reasonably acceptable to the Companies.

The obligations of the Supporting Senior Noteholders to complete the Transaction and the other transactions contemplated by the Support Agreement are subject to the satisfaction of the following additional conditions prior to or at the Effective Date, each of which is for the benefit of the Supporting Senior Noteholders and may be waived, in whole or in part, by the Requisite Supporting Senior Noteholders (provided that such conditions shall not be enforceable by the Supporting Senior Noteholders if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Supporting Senior Noteholder seeking enforcement):

(a)	the Requisite Supporting Senior Noteholders shall have not have validly terminated the Support Agreement or delivered a termination notice in accordance with the terms thereof;

(b)	the New Shares and the New 2026 Notes shall have been issued, and the New Shares shall have been accepted for listing on the CSE and not be subject to a restricted period (other than contractual lock-ups including as contemplated in the Term Sheet) or to a statutory hold period under Canadian or U.S. securities laws, or to any resale restriction under the rules, policies or requirements of the CSE;

(c)	prior to delivery of the securities issued pursuant to the Plan, all necessary corporate action has been taken by the Corporation to authorize and issue all such securities, and all such securities will be validly issued and delivered, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(d)	the Interim Order, the Plan, and the Final Order shall have been filed and approved by the Court in form and substance reasonably acceptable to the Requisite Supporting Senior Noteholders; and

(e)	the reasonable and documented invoiced fees and expenses of the Advisors in accordance with and subject to the engagement letters and fee letters entered into by the Corporation and the Advisors shall have been paid, provided that the Advisors shall have provided the Corporation with invoices for all such fees and expenses at least one (1) calendar day prior to the Effective Date (it being understood that failure to provide such invoice prior to the Effective Date shall not preclude the applicable Advisor’s right to payment following the Effective Date).

Termination

The Support Agreement may be terminated by the Requisite Supporting Senior Noteholders, by providing written notice to AYR, delivered in accordance with Section 12 of the Support Agreement upon the occurrence of any of the following:

(a)	if any of the Companies breach the Support Agreement or take any action materially inconsistent with the Support Agreement or fail to comply with, or default in the performance or observance of, any material term, condition, covenant or agreement set forth in the Support Agreement that, if capable of being cured, is not cured within seven days after receipt by the Corporation of written notice of such failure or default;

(b)	if any representation, warranty or acknowledgement of any of the Companies made in the Support Agreement shall prove untrue in any material respect as of the date when made and such breach remains uncured seven days following the Corporation’s receipt of written notice;

(c)	if an Event of Default (as defined in the Trust Indenture) (other than the Specified Default) has occurred or is continuing under the Trust Indenture or the Senior Notes;

(d)	if the Proceedings are dismissed or any Company Entity becomes subject to a proceeding (other than such proceeding commenced by a Supporting Senior Noteholder) under any Law relating to insolvency, bankruptcy or receivership, including without limitation the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Bankruptcy Code;

(e)	the Court enters an order, or any of the Companies files a motion or application seeking the dismissal of the Proceedings;

(f)	the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment or order enjoining the consummation of or rendering illegal a material portion of the Transaction, and such ruling, judgment or order has not been reversed or vacated within five (5) Business Days;

(g)	termination of the Commitment Letter;

(h)	the Corporation exercises its rights under Section 14 of the Support Agreement;

(i)	failure to meet any milestone dates with respect to the Proceedings and the Transaction listed on Schedule D to the Support agreement and such failure remains uncured for seven (7) days, which Milestones may be extended as agreed to in writing (which may include email) by the Corporation and the Requisite Supporting Senior Noteholders; or

(j)	the Transaction has not been consummated by the Outside Date.

The Support Agreement may be terminated by the Corporation, on behalf of itself and the other Company Entities, by providing written notice to the Supporting Senior Noteholders, delivered in accordance with Section 12 of the Support Agreement, following the occurrence of any of the following events:

(a)	at any time the Supporting Senior Noteholders party to the Support Agreement or similar agreements hold in the aggregate less than 75% of the principal amount of outstanding Senior Notes;

(b)	in accordance with Section 14 of the Support Agreement, the Independent Committee of the Corporation reasonably determines, in good faith after consultation with and upon the advice of outside counsel, to cause the Companies to enter into, announce, publicly support or consummate a transaction that either (i) when consummated will result in a higher or better outcome for both the Companies and holders of the Senior Notes; or (ii) indefeasibly repays in full in cash all obligations due under the Senior Notes;

(c)	termination of the Commitment Letter;

(d)	one or more Supporting Senior Noteholders publicly supports any Alternative Transaction or any modification to the Transaction that is not consistent with the Support Agreement or the Plan, which breach would result in the non-breaching Supporting Senior Noteholders holding less than 75% of the aggregate outstanding principal amount of Senior Notes and such breach has not been cured (if curable) within five (5) days of written notice from the Corporation;

(e)	the material breach by one or more of the Supporting Senior Noteholders of any of the representations, warranties, covenants, or other obligations of the Supporting Senior Noteholders set forth in the Support Agreement, which breach would result in non-breaching Supporting Senior Noteholders holding less than 75% of the aggregate outstanding principal amount of Senior Notes and such breach has not been cured (if curable) within five (5) days of written notice from the Corporation;

(f)	the issuance by any Governmental Entity, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment or order enjoining the consummation of or rendering illegal the Transaction, and such ruling, judgment or order has not been reversed or vacated within five (5) Business Days; or

(g)	the Transaction has not been consummated by the Outside Date.

The obligations of the Companies under the Support Agreement may be terminated by the Companies as to a breaching Supporting Senior Noteholder only, by providing written notice to such Supporting Senior Noteholder, in exercise of its sole discretion, upon the occurrence and continuation of any of the following events (and the Breaching Noteholder shall thereupon no longer be a Supporting Senior Noteholder):

(a)	if such Breaching Noteholder has taken any action inconsistent with the Support Agreement or failed to comply with, or defaulted in the performance or observance of, any material term, condition, covenant or agreement set forth in the Support Agreement that, if capable of being cured, is not cured within five (5) Business Days after receipt of written notice of such failure or default; or

(b)	if any representation, warranty or acknowledgement of such Breaching Noteholder made in the Support Agreement shall prove untrue in any material respect as of the date when made.

The Support Agreement may be terminated at any time by mutual written consent of the Companies and the Requisite Supporting Senior Noteholders. The Support Agreement shall terminate automatically on the Effective Date upon implementation of the Plan. Subject to Section 9(8) of the Support Agreement, the Support Agreement, upon its termination, shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to the Support Agreement. Each Party shall be responsible and shall remain liable for any breach of the Support Agreement by such Party occurring prior to the termination of the Support Agreement. Notwithstanding the termination of the Support Agreement pursuant to Section 9 thereof, the agreements and obligations of the Parties in Section 10 and Section 12 of the Support Agreement shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms of the Support Agreement.

If the Transaction is not consummated pursuant to the Plan concurrently with the date of termination of the Support Agreement, nothing in the Support Agreement shall be construed as a waiver by any Party of any or all such Party’s rights and the Parties expressly reserve any and all of their respective rights. Pursuant to U.S. Federal Rule of Evidence 408 and any other applicable rules of evidence, the Support Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

Fiduciary Duties

Nothing in the Support Agreement will require any directors or officers of any of the Companies, each in his or her capacity as a director or officer of any of the Companies, to take any action or to refrain from taking any action, in the event the Independent Committee of the Corporation reasonably determines, in good faith after consultation with and upon the advice of outside counsel, would be inconsistent with its fiduciary duties under applicable law in the event of an Alternative Transaction that: (i) when consummated will result in a higher or better outcome for both the Companies and holders of the Senior Notes; or (ii) repays in full in cash all obligations under the Senior Notes. Notwithstanding anything to the contrary in the Support Agreement, the Companies and their respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the right, in consultation with the Advisors, to consider and respond to unsolicited proposals or inquiries that the Independent Committee determines constitute or may be capable of constituting a Superior Proposal and, in connection therewith, (x) provide access to non-public information concerning any of the Companies in furtherance, pursuit, or respect of Superior Proposals; (y) engage in discussions or negotiations in furtherance, pursuit, or respect of Superior Proposals; and (z) otherwise cooperate with, assist, participate in, or facilitate any inquiries, proposals, discussions or negotiations in furtherance, pursuit, or respect of such Superior Proposals.

Effectiveness

The Support Agreement will become effective and binding (i) as to the Companies and Supporting Senior Noteholders, on the Support Effective Date; (ii) as to any Supporting Senior Noteholder that enters into a Joinder Agreement on or following the Support Effective Date, upon delivery to the Corporation and the Supporting Senior Noteholders of such validly completed Joinder Agreement; and (iii) as to any Permitted Transferee, upon delivery of a validly completed Joinder Agreement; provided that signature pages executed by Supporting Senior Noteholders will be delivered to (a) the Corporation, each of the other Supporting Senior Noteholders, and the Advisors in unredacted form that includes such Supporting Senior Noteholder’s holdings of the Senior Notes and (b) Weil, Stikeman, and Moelis in an unredacted form (to be held by Weil, Stikeman and Moelis on a “professional eyes only” basis).

SECURITIES LAW MATTERS

United States

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Senior Noteholders in the United States in respect of New 2026 Notes and New AYR Shares received pursuant to the Transaction and to existing AYR Shareholders and existing holders of exchangeable shares that receive Anti-Dilutive Warrants. All securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them in connection with the Arrangement and corresponding Transaction complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issuance to or the resale by securityholders within Canada of securities of AYR. Securityholders reselling their securities in Canada must comply with Canadian securities laws, as outlined below under “Securities Law Matters – Canada”.

Exemption of the New 2026 Exchange Notes and New AYR Exchange Shares from the Registration Requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act

The issuance and distribution of the New 2026 Exchange Notes and the New AYR Exchange Shares under the Plan have not been registered under the U.S. Securities Act. The New 2026 Exchange Notes and the New AYR Exchange Shares are being issued in reliance on the exemption from registration under the U.S. Securities Act pursuant to Section (3)(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected and exemptions provided under the securities laws of each state of the United States in which applicable Senior Noteholders reside. The exemption provided pursuant to Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities, claims or property interests where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the New 2026 Exchange Notes and the New AYR Exchange Shares issued in connection with the Transaction. Holders of New 2026 Exchange Notes and New AYR Exchange Shares validly issued pursuant to Section 3(a)(10) of the U.S. Securities Act will generally not be subject to resale restrictions under the U.S. Securities Act. See “Securities Law Matters – United States – Restrictions on the Resale of Securities Constituting “Control Securities”” for further information with respect to securityholders that may hold “control securities” under the U.S. Securities Act.

Exemption of the Anti-Dilutive Warrants from the Registration Requirements of the U.S. Securities Act

The Anti-Dilutive Warrants will be issued to existing AYR Shareholders (excluding the recipients of the New AYR Exchange Shares and the Backstop Shares) and existing holders of exchangeable shares in order to reduce the dilutive effect of the New AYR Exchange Shares and the Backstop Funding Premium. AYR will not receive any consideration for the issuance of the Anti-Dilutive Warrants. Therefore, the issuance of the Anti-Dilutive Warrants is not expected to constitute a “sale,” as such term is defined in Section 2(a)(3) of the U.S. Securities Act and will not require registration under the U.S. Securities Act. The Anti-Dilutive Warrants will generally not be subject to resale restrictions under the U.S. Securities Act. Notwithstanding the foregoing, the Anti-Dilutive Warrants may only be exercised outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws. Furthermore, the AYR SVS Shares underlying such Anti-Dilutive Warrants will be considered “restricted securities” under U.S. federal securities laws and subject to restrictions on transfer unless transferred under an available exemption from the registration requirements of the U.S. Securities Act or pursuant to an effective registration statement. In particular, during the 40-day period following distribution of the Anti-Dilutive Warrants, no offer or sale of the AYR SVS Shares underlying the Anti-Dilutive Warrants may be made to a U.S. Person or for the account or benefit of a U.S. Person. See “Securities Law Matters – United States - Restrictions on the Resale of Securities Constituting “Control Securities”” for further information with respect to securityholders that may hold “control securities” under the U.S. Securities Act. The Corporation will not be required to, and does not intend to, register the AYR SVS Shares under the U.S. Securities Act.

Exemption of the New 2026 Additional Notes and Backstop Shares from the Registration Requirements of the U.S. Securities Act pursuant to Section 4(a)(2) of the U.S. Securities Act

The New 2026 Additional Notes and the Backstop Shares shall be exempt from registration under the U.S. Securities Act and any other applicable United States securities law pursuant to Section 4(a)(2) of the U.S. Securities Act and/or Regulation D thereunder.

Persons who receive the New 2026 Additional Notes and the Backstop Shares pursuant to the exemption from registration set forth in Section 4(a)(2) of the U.S. Securities Act or Regulation D promulgated thereunder will hold “restricted securities” under U.S. federal securities laws. Such New 2026 Additional Notes and Backstop Shares may not be transferred except pursuant to an effective registration statement or under an available exemption from the registration requirements of the U.S. Securities Act. Holders of such restricted securities would, however, under certain conditions, be permitted to resell such New 2026 Additional Notes and/or Backstop Shares without registration if such holders are able to comply with the applicable provisions of Rule 144, Rule 144A or Regulation S under the U.S. Securities Act or any other registration exemption under the U.S. Securities Act. See “Securities Law Matters – United States – Restrictions on the Resale of Securities Constituting “Control Securities”” for further information with respect to securityholders that may hold “control securities” under the U.S. Securities Act.

Restrictions on the Resale of Securities Constituting “Control Securities”

Persons who receive New 2026 Notes, New AYR Shares or Anti-Dilutive Warrants (including the AYR SVS Shares underlying the Anti-Dilutive Warrants), as applicable, and who are “affiliates” of the Corporation or who have been affiliates of the Corporation within 90 days before the proposed resale of such securities will hold “control securities” under U.S. federal securities laws and will have additional limitations on resales of such securities, including volume limitations, public information requirements and manner and notice of sale requirements. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such New 2026 Notes, New AYR Shares or Anti-Dilutive Warrants (including the AYR SVS Shares underlying the Anti-Dilutive Warrants), as applicable, by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may be entitled to immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act, or in certain cases, in accordance with Rule 144 under the U.S. Securities Act, if available. All securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them in connection with the Arrangement and corresponding Transaction complies with applicable securities legislation. The Corporation will not be required to, and does not intend to, register the AYR SVS Shares under the U.S. Securities Act.

Canada

The issuance of the: (i) AYR SVS Shares pursuant to the Transaction (including the New AYR Shares and the Backstop Shares), the Backstop Funding Premium, the exchange of the Backstop Shares (if applicable) and the exercise of the Anti-Dilutive Warrants; (ii) the New 2026 Notes; and (iii) the Anti-Dilutive Warrants, each will be exempt from the prospectus and registration requirements under Canadian securities laws. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities laws, including statutory rights of rescission or damages, will not be available in respect of such new securities to be issued pursuant to the Transaction.

Such AYR SVS Shares, New 2026 Notes and Anti-Dilutive Warrants will generally be “freely tradeable” under Canadian securities laws if the following conditions (as specified in National Instrument 45-102 – Resale of Securities) (“NI 45-102”) are satisfied: (i) the trade is not a “control distribution” (as defined in NI 45-102); (ii) no unusual effort is made to prepare the market or to create a demand for the shares that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider (as defined under Canadian securities laws) or officer of the issuer, the selling shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

Notwithstanding the foregoing, the Anti-Dilutive Warrants may only be exercised outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws.

ARRANGEMENT STEPS

The following is a summary of the principal steps in respect of the Plan. This summary does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is appended hereto as Appendix “B” and which is also available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Pursuant to the Plan, commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals commencing at the Effective Time. Capitalized terms used in this section that are not otherwise defined shall have the meanings specified in the Plan.

(a)	AYR and the Warrant Agent shall enter into the Warrant Agency Agreement and AYR shall cause to be issued to the AYR Shareholders and the AYR Exchangeable Shareholders, each as of the Warrant Record Date, as a special distribution, that number of the Anti-Dilutive Warrants as is proportional to their existing shareholdings in AYR or CSAC Acquisition NV Corp. as of the Warrant Record Date;

(b)	AYR, AYR Newco, the Existing Guarantors and the New Guarantors and the Indenture Trustee shall enter into the Amended and Restated Indenture and the other New 2026 Notes Documents in respect of the issuance of the New 2026 Notes which were not entered into prior to the Effective Time;

(c)	AYR shall pay all accrued but unpaid interest on the Senior Notes since the last Interest Payment Date (as defined in the Plan) to, but excluding the Effective Date, in cash to the Indenture Trustee, for and on behalf of the Senior Noteholders, and the Indenture Trustee shall pay (or cause to be paid) such interest payment to the Senior Noteholders pursuant to standing instructions and customary practices, without abatement or rights of setoff or counterclaim of any nature;

(d)	the Existing Guarantee provided by AYR Newco guaranteeing the indebtedness and obligations under the Existing Indenture and the Senior Notes shall be released and discharged;

(e)	AYR Newco shall acquire all of the 2024 Notes Claims (as defined in the Plan) held by each Senior Noteholder in exchange for the issuance of (i) New 2026 Exchange Notes by AYR Newco; and (ii) New AYR Exchange Shares by AYR, in each case, to the Senior Noteholders pursuant to Section 2.2(f) of the Plan, and thereafter the names of the Senior Noteholders shall be removed from the applicable register(s) maintained by the Indenture Trustee for the Senior Notes, and AYR Newco’s name shall be entered onto the applicable register(s) maintained by the Indenture Trustee for the Senior Notes and AYR Newco shall be deemed the legal and beneficial owner thereof;

(f)	in exchange for the 2024 Notes Claims, AYR Newco or the Corporation, as applicable, shall issue, and the Indenture Trustee shall authenticate, as applicable, to each Senior Noteholder, its respective Pro Rata Shares of:

(i)	the New 2026 Exchange Notes issued by AYR Newco, which principal amount of New 2026 Exchange Notes distributed to each Senior Noteholder shall be equal to the principal amount of Senior Notes acquired by AYR Newco from such Senior Noteholder pursuant to Section 2.2(c) of the Plan; and

(ii)	the New Ayr Exchange Shares issued by AYR;

(g)	upon the exchange for the 2024 Notes Claims, each Senior Noteholder immediately prior to the Effective Time shall have no further right, title or interest in the 2024 Notes Claims;

(h)	the Senior Notes now held entirely by AYR Newco shall be deemed to be amended as of the Effective Date to (i) extend the maturity date thereof to December 10, 2026, (ii) be subordinated in all respects, including (without limitation) in right of payment to the New 2026 Notes, (iii) accrue interest thereafter at a rate equal to 14% per annum, (iv) restrict AYR Newco, as holder thereof, from assigning, encumbering (except to the Indenture Trustee as security for the Applicant’s obligations under and relating to the Amended and Restated Indenture) or otherwise dealing with the Senior Notes, and (v) release all security granted in respect of the Senior Notes, and all Senior Notes Documents shall be deemed to be amended, as applicable, to give effect to such release;

(i)	the New 2026 Additional Notes shall be issued by AYR Newco to the New 2026 Notes Purchasers in an aggregate principal amount of U.S.$50,000,000, pro rata based on subscription proceeds, subject to receipt from such New 2026 Notes Purchasers (including, as applicable, the Backstop Provider) of subscription proceeds in the aggregate amount of U.S.$40,000,000;

(j)	the Backstop Shares shall be issued and paid by AYR to the Backstop Party in satisfaction of the Backstop Funding Premium, subject to receipt from the New 2026 Notes Purchasers of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000; and

(k)	the releases referred to in Section 4.1 of the Plan shall become effective.

ANTI-DILUTIVE WARRANTS

Following the closing of the Arrangement, there will be an aggregate of 23,046,067 Anti-Dilutive Warrants outstanding, which will be held pro rata by the AYR Shareholders and AYR Exchangeable Shareholders, as of the close of business on the Warrant Record Date.

All Anti-Dilutive Warrants will become exercisable commencing on the closing of the Arrangement. Each Anti-Dilutive Warrant is exercisable to purchase one AYR SVS Share at a price of U.S.$2.12 per share, subject to the following adjustments. The warrant agency agreement with Odyssey Trust Company, as warrant agent (the “Warrant Agent”), in respect of the Anti-Dilutive Warrants (the “Warrant Agency Agreement”) will provide that the exercise price and number of AYR SVS Shares issuable on exercise of the Anti-Dilutive Warrants may be adjusted in certain customary circumstances, including in the event of a stock dividend, Extraordinary Dividend (as such term shall be defined in the Warrant Agency Agreement) or a recapitalization, reorganization, merger or consolidation. The Anti-Dilutive Warrants will not, however, be adjusted for issuances of AYR SVS Shares at a price below their exercise price.

The exercise of the Anti-Dilutive Warrants by any holder in the United States, or that is a U.S. Person, may only be effected in compliance with an exemption from the registration requirements of the U.S. Securities Act. See “Securities Law Matters – United States” for further information.

The holders of Anti-Dilutive Warrants will not have the rights or privileges of holders of shares or any voting rights until they exercise their Anti-Dilutive Warrants and receive the underlying AYR SVS Shares. After the issuance of corresponding AYR SVS Shares upon exercise of the Anti-Dilutive Warrants, each holder will be entitled to vote the AYR SVS Shares in accordance with their terms.

The Warrant Agent shall, on receipt of a written request of the Corporation or holders of not less than 25% of the aggregate number of Anti-Dilutive Warrants then outstanding, convene a meeting of holders of Anti-Dilutive Warrants upon at least 21 calendar days’ written notice to holders of Anti-Dilutive Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders of Anti-Dilutive Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of Anti-Dilutive Warrants then outstanding.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Anti-Dilutive Warrants, may amend or supplement the Warrant Agency Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Anti-Dilutive Warrants. Any amendment or supplement to the Warrant Agency Agreement that adversely affects the interests of the holders of Anti-Dilutive Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agency Agreement as a resolution either: (i) passed at a meeting of the holders of Anti-Dilutive Warrants by the affirmative vote of holders of Anti-Dilutive Warrants representing not less than two-thirds of the aggregate number of the then outstanding Anti-Dilutive Warrants represented at the meeting and voted on such resolution; or (ii) adopted by an instrument in writing signed by the holders of Anti-Dilutive Warrants representing not less than two-thirds of the aggregate number of the then outstanding Anti-Dilutive Warrants.

The Anti-Dilutive Warrants will expire at 5:00 p.m. (Eastern time) on the day that is two years after the closing of the Arrangement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless the context otherwise requires, all references to “$” and “U.S.$” mean references to the lawful money of the United States. All references to “C$” refer to Canadian dollars. The following table sets forth, for each year indicated, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms, the exchange rate at the end of such year and the average of such exchange rates on the last day of each month during such year, based on the closing rate as reported by Bloomberg. The exchange rates set forth below demonstrate trends in exchange rates only.

	Year Ended December 31,
	2020		2021		2022
High	C$	1.4511	C$	1.2940	C$	1.3885
Low	C$	1.2701	C$	1.2035	C$	1.2477
Year End	C$	1.2725	C$	1.2637	C$	1.3554
Average Rate	C$	1.3410	C$	1.2537	C$	1.3017

The following table sets forth, for each of the last 10 months of 2023, the low and high exchange rates for U.S. dollars expressed in Canadian dollar terms and the exchange rate on the last day of each month based on the closing rate as reported by Bloomberg.

	Jan		Feb		Mar		Apr		May		Jun		Jul		Aug		Sept		Oct
High	C$	1.3671	C$	1.3647	C$	1.3832	C$	1.3636	C$	1.3642	C$	1.3449	C$	1.3368	C$	1.3601	C$	1.3685	C$	1.3875
Low	C$	1.3306	C$	1.3291	C$	1.3516	C$	1.3337	C$	1.3372	C$	1.3151	C$	1.3110	C$	1.3281	C$	1.3448	C$	1.3583
End of Month	C$	1.3306	C$	1.3647	C$	1.3516	C$	1.3552	C$	1.3574	C$	1.3242	C$	1.3190	C$	1.3508	C$	1.3577	C$	1.3875

On November 14, 2023, the closing rate as reported by Bloomberg was U.S.$1.00 = CAD$1.3693; unless the context states or requires otherwise, for purposes of U.S. dollars and Canadian dollar conversions contained in this Circular (if any), the Corporation has assumed such an exchange rate.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Certain financial performance measures referenced in this Circular and/or the documents incorporated by reference herein are not prescribed by United States generally accepted accounting principles (“GAAP”). These non-GAAP measures are provided as additional information to complement GAAP measures by providing further understanding of the results of the operations of the Corporation from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation, nor as a substitute for analysis of the Corporation’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Corporation include adjusted earnings before interest, tax, depreciation, and amortization (“Adjusted EBITDA”) and “Adjusted Gross Profit”. The Corporation believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Corporation’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures. Please refer to the 2023 Interim MD&A for a reconciliation of Adjusted EBITDA to the most closely comparable GAAP measure.

PRIOR SALES

AYR SVS Shares

For the 12-month period before the date of this Circular, AYR issued the following AYR SVS Shares and securities exercisable or convertible into AYR SVS Shares.

Date of Issuance	Security	Number of Securities	Issue/Exercise Price Per Security ($U.S.)
September 11, 2023	RSUs	17,128	2.92
August 18, 2023	RSUs	110,000	0.85
August 6, 2023	RSUs	61,100	0.95
July 6, 2023	AYR SVS Shares	66,005	3.64
May 25, 2023	RSUs	562,000	1.13
May 15, 2023	RSUs	15,275	0.95
May 12, 2023	Exchangeable Shares(1)	3,797,468	N/A
April 1, 2023	RSUs	238,350	0.65
April 28, 2023	RSUs	32,000	0.73
April 24, 2023	RSUs	14,000	0.67
April 10, 2023	Exchangeable Shares(1)	232,795	N/A
March 15, 2023	RSUs	16,000	0.71

(1)	Exchangeable into an equivalent number of AYR SVS Shares.

Anti-Dilutive Warrants and New 2026 Notes

AYR did not issue any Anti-Dilutive Warrants or New 2026 Notes during the 12-month period before the date of this Circular.

TRADING PRICE AND VOLUME

The AYR SVS Shares are currently listed on the CSE and commenced trading under the symbol “AYR.A” on August 19, 2019 and quoted on the OTCQX under the symbol “AYRWF”. On November 14, 2023, being the last trading day completed prior to the date of this Circular, the closing price of the AYR SVS Shares on the CSE was C$2.69 and the closing bid price of the AYR SVS Shares on the OTCQX was $1.95. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the AYR SVS Shares on the CSE, as quoted on the CSE.

Month	High (C$)	Low (C$)	Total Volume
October 2023	3.46	1.47	3,831,870
September 2023	4.45	1.66	6,478,420
August 2023	2.00	1.07	1,729,120
July 2023	1.78	1.16	2,533,380
June 2023	1.43	1.09	1,393,130
May 2023	1.87	0.92	3,429,500
April 2023	1.17	0.78	2,110,510
March 2023	1.57	0.86	3,207,520
February 2023	1.87	1.53	2,347,990
January 2023	1.97	1.60	1,991,970
December 2022	4.64	1.61	5,606,699
November 2022	5.53	3.7	1,777,644
October 2022	6.08	3.02	2,499,755

DESCRIPTION OF SECURITIES

New 2026 Notes

The full text of the Amended and Restated Indenture, which will govern the New 2026 Notes, is attached hereto as Appendix “G”. A blackline of the Amended and Restated Indenture to the Existing Indenture is also attached hereto as Appendix “H”. Capitalized terms not otherwise defined in this section have the meanings given to them in the Amended and Restated Indenture. Holders are encouraged to read the entirety of the Amended and Restated Indenture and review the changes as compared to the Existing Indenture.

The New 2026 Notes will have a 13.0% cash interest rate and a maturity date of December 10, 2026. Interest will be payable semi-annually, in equal instalments, on December 31 and June 30 of each year the New 2026 Notes remain outstanding.

The obligations of AYR Newco under the Amended and Restated Indenture and the New 2026 Notes will be irrevocably and unconditionally guaranteed, jointly and severally, by AYR. As at the completion of the Arrangement and the issuance of the New 2026 Notes, all of AYR’s direct and indirect subsidiaries (other than Ayr Foundation Inc.) will have entered into Guarantees of AYR Newco’s obligations under the Amended and Restated Indenture.

The New 2026 Notes will be:

•	secured obligations of AYR Newco;
•	guaranteed on a joint and several basis by AYR and all of AYR’s direct and indirect subsidiaries (excluding Ayr Foundation Inc.);
•	secured obligations of AYR and all of AYR’s direct and indirect subsidiaries (excluding AYR Foundation Inc.); and
•	be secured by liens, subject to Permitted Liens, and certain other exceptions, over substantially all of the assets of AYR and its direct and indirect subsidiaries (other than Ayr Foundation Inc.), rank senior in right of payment to all existing and future subordinated obligations of AYR Newco, AYR and rank equally in right of payment to all indebtedness of AYR Newco and AYR that is not expressly subordinated in right of payment to the New 2026 Notes.

Optional Redemption

At any time and from time to time after the Issue Date, AYR Newco may redeem all or a part of the New 2026 Notes, upon not less than 15 nor more than 60 days’ notice, at a redemption price of 100% (subject to the rights of Holders on the relevant record date to receive accrued but unpaid interest up to but excluding the redemption date.

Change of Control Offer

Upon the occurrence of a Change of Control of AYR or AYR Wellness Holdings, the Issuer will be required to make an offer to each Holder to purchase such Holder’s New 2026 Notes at a purchase price in cash equal to but not less than 105% of the aggregate principal amount of the New 2026 Notes repurchased, plus accrued and unpaid interest, if any, on the New 2026 Notes repurchased up to but excluding the date of purchase.

Covenants

The covenants included in the Amended and Restated Indenture have been modified as compared to the covenants under the Existing Indenture. The Amended and Restated Indenture contains covenants restricting the ability of AYR and the Guarantors to, among other things:

•	incur additional Indebtedness or issue Disqualified Stock;
•	create or permit to exist any Liens, other than Permitted Liens;
•	declare or pay dividends on, or repurchase or redeem, any Equity Interests;
•	make certain payments on or with respect to, or repurchase, redeem or defease, any subordinated Indebtedness;
•	make certain restricted investments;
•	create or permit to exist restrictions on the ability of its Restricted Subsidiaries to make certain payments and distributions;
•	amalgamate, merge or consolidate with another company or transfer all or substantially all of the assets of AYR and its Restricted Subsidiaries (with certain exceptions); and
•	materially alter the business activities of AYR.

In addition, AYR will be required to maintain (i) a consolidated unrestricted cash balance of not less than $20 million, which shall be tested on the last day of each month, beginning on January 31, 2024 and (ii) a Consolidated Net Leverage Ratio at the end of any period of four (4) consecutive fiscal quarters ending on certain prescribed dates to be greater than certain prescribed ratios set out in the Amended and Restated Indenture starting at the quarter ended September 30, 2024. The changes to the covenants included in the Amended and Restated Indenture as compared to the Existing Indenture can be reviewed in Appendix “H”.

Collateral

The Collateral will consist of all of AYR, AYR Newco, and the Guarantors’ personal property, real property and other assets, including, without limitation, all licenses, permits and other rights to operate a cannabis business, other than customary Excluded Assets.

Collateral Trustee

Odyssey Trust Company will act as Collateral Trustee for the New 2026 Notes. The Collateral Trustee holds, and will be entitled to enforce, Liens on the Collateral created by the Security Documents. Except as provided in the Amended and Restated Indenture, the Collateral Trustee will not act upon directions purported to be delivered to them by any holder, commence any exercise of remedies or any foreclosure actions or otherwise take any actions or proceedings against any of the Collateral.

To the extent that the Liens in favour of the Collateral Trustee in any Collateral are not perfected, the Collateral Trustee’s rights may only be equal to the rights of the general unsecured and unsubordinated creditors of the Corporation if it became subject to an Insolvency Proceeding. Further, Liens of certain Lien holders, such as holders of certain statutory or possessory Liens, judgment creditors, or any creditors who obtain a perfected Lien in any items of Collateral in which the Collateral Trustee’s Liens are unperfected or in which such unperfected Liens or the perfected Liens under applicable law have priority over the Collateral Trustee’s Lien, may take priority over the Collateral Trustee’s interest in the Collateral. Accordingly, there can be no assurance that the Property in which the Collateral Trustee’s Liens are unperfected will be available to satisfy the obligations under the New 2026 Notes.

Certain Insolvency Limitations

In addition to the limitations described elsewhere in the Amended and Restated Indenture and herein, the rights of the Indenture Trustee, the Collateral Trustee and the holders of the New 2026 Notes to enforce remedies are likely to be significantly impaired if AYR Newco, AYR or any Guarantor becomes subject to Insolvency Proceedings in Canada or the United States. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent debtor to obtain a stay of proceedings against its creditors and others. Also, pursuant to proceedings under such legislation, an insolvent debtor may prepare and file a proposal or plan of arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors affected thereby. Such a restructuring proposal, if accepted by the requisite majorities of each affected class of creditors and if approved by the relevant court, would be binding on creditors within any such class who may not otherwise be willing to accept it. Moreover, this legislation permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument. Further, in such proceedings, the court may, subject to certain conditions, create court-ordered charges on the assets of the debtor to secure new financing, professional fees, post-filing amounts owing to critical suppliers, statutory director liabilities or other amounts, in priority to the Liens that secure the New 2026 Notes. The Bankruptcy Laws of the United States create similar and significant limitations and impairments of the rights of the Indenture Trustee, the Collateral Trustee and the Holders of the New 2026 Notes, especially given that the business is related to cannabis.

AYR SVS Shares

The following is a brief summary of certain general terms and provisions of the AYR SVS Shares that will be issued pursuant to the Transaction. This summary does not purport to be complete.

Exercise of Voting Rights

The holders of each class of AYR SVS Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of AYR Shareholders, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) (“BCBCA”), and except that holders of limited voting shares of AYR (“Limited Voting Shares”) will not be entitled to vote for the election of directors. The AYR SVS Shares and restricted voting shares (“Restricted Voting Shares”) of AYR carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Corporation. The AYR SVS Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

In connection with any Change of Control Transaction (as defined below) requiring approval of all classes of shares under the BCBCA, holders of SVS and multiple voting shares of the Corporation (“Multiple Voting Shares” and collectively with AYR SVS Shares, “Shares”) shall be treated equally and identically, on a per share basis, unless different treatment of the Shares of each such class is approved by a majority of the votes cast by the holders of outstanding AYR SVS Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

For purposes herein, a “Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in: (i) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than fifty percent (50%) of the total voting power of the voting securities of the Corporation, the continuing entity or its direct or indirect parent, and more than fifty percent (50%) of the total number of outstanding shares of the Corporation, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction; and (ii) the AYR Shareholders immediately prior to the transaction owning voting securities of the Corporation, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such AYR Shareholders owned the voting securities of the Corporation immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Corporation that are exchangeable into shares of the Corporation be taken into account in such determination).

Notwithstanding the foregoing, the holders of AYR SVS Shares, Restricted Voting Shares and Limited Voting Shares, as applicable, are each entitled to vote as a separate class, in addition to any other vote of AYR Shareholders that may be required, in respect of any alteration, repeal or amendment of the articles of the Corporation (the “Articles”), which would: (i) adversely affect the rights or special rights of the holders of AYR SVS Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable (including an amendment to the terms of the Articles which provide that any Multiple Voting Shares sold or transferred to a person that is not a Permitted Holder (as defined in the Articles) shall be automatically converted into AYR SVS Shares and/or Restricted Voting Shares, as applicable); (ii) affect the holders of the Shares differently, on a per share basis; or (iii) except as otherwise set forth in the Articles, as amended, create any class or series of shares ranking equal to or senior to the AYR SVS Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding AYR SVS Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable.

Dividends

Holders of AYR SVS Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Corporation. No dividend will be declared or paid on any class of Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on all classes of Shares then issued and outstanding. Each class of Restricted Shares shall rank equally with the other classes of Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of AYR SVS Shares, Restricted Voting Shares and Limited Voting Shares shall receive AYR SVS Shares, Restricted Voting Shares and Limited Voting Shares, respectively, unless otherwise determined by the Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Subdivision or Consolidation

No subdivision or consolidation of any class of AYR SVS Shares shall occur unless simultaneously, all other classes of Shares are subdivided or consolidated or otherwise adjusted in the same manner so as to maintain and preserve the relative rights of the holders of each of the classes of Shares.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation for the purposes of a dissolution or winding-up of the Corporation, the holders of AYR SVS Shares are entitled, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the AYR SVS Shares, to receive the Corporation’s remaining property and are entitled to share equally, on a share for share basis, with all other classes of Shares in all distributions of such assets.

Rights to Subscribe; Pre-Emptive Rights

The holders of AYR SVS Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Corporation now or in the future.

Conversion

For the purposes of the AYR SVS Shares, (i) a “U.S. Person” means resident of the United States, and a “Non-U.S. Person” is any person who is not a U.S. Person, and (ii) “held of record” has the meaning set forth in Rule 12g5-1 of the 1934 Act. Under the Articles, where AYR SVS Shares are held of record, directly or indirectly, or jointly by: (i) one or more U.S. Persons; and (ii) one or more Non-U.S. Persons, such AYR SVS Shares shall be deemed to be held of record by a U.S. Person. At the request of the Corporation, beneficial AYR Shareholders and actual or proposed transferees are required to respond to enquiries regarding their status as U.S. Persons or Non-U.S. Persons, and are required to provide declarations or other documents with respect thereto, as may be necessary or desirable, in the discretion of the Corporation, failing which they would, in the Corporation’s discretion, be deemed to be U.S. Persons.

If, at any given time, the AYR SVS Shares are held of record by U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into Restricted Voting Shares. If, at any given time, the Restricted Voting Shares or the Limited Voting Shares are held of record by Non-U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into AYR SVS Shares.

Notwithstanding the foregoing, if, at any given time, the total number of Restricted Voting Shares represents a number equal to or in excess of the formulaic threshold set forth below (the “FPI Threshold”), then the minimum number of Restricted Voting Shares required to stay within the FPI Threshold will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares:

(0.50 x Aggregate Number of Multiple Voting Shares, AYR SVS Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held, beneficially owned or controlled by U.S. Persons)

If, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, then a number of Limited Voting Shares will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Limited Voting Shares (rounded down to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting Shares, to the maximum extent possible such that the Restricted Voting Shares then represent a number of Shares that is one share less than the FPI Threshold.

The Corporation has received exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Restricted Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under NI 62-104.

If an offer is made to purchase any class of Shares (other than a class of Restricted Shares) and such offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which such Shares that are subject to the offer are then listed, to be made to all or substantially all the holders of such Shares in a given province of Canada to which these requirements apply (assuming that the offeree was a resident in Ontario), each Subordinate Voting Share, Restricted Voting Share and/or Limited Voting Share shall become convertible, at the option of the holder, on a one-for-one basis, into such class of Shares that are subject to the offer, at any time while such offer is in effect until the date prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. The conversion right may only be exercised in respect of AYR SVS Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, for the purpose of depositing the resulting Shares pursuant to the offer, and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for AYR SVS Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, notwithstanding their conversion. The transfer agent is required to deposit the resulting Shares pursuant to such offer on behalf of such holder.

Should the applicable Shares issued upon such conversion and tendered in response to such offer be withdrawn by AYR Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, then each Share resulting from such conversion shall be automatically reconverted, without any further act on the part of the Corporation or on the part of the holder, into one Subordinate Voting Share, Restricted Voting Share or Limited Voting Share, as applicable.

Constraints on Share Ownership

Subject to certain specified exceptions set out in the Articles, as amended, the AYR SVS Shares may only be owned or controlled by Non-U.S. Persons.

Renamed as Common Shares

At the effective time that there are no Multiple Voting Shares issued and outstanding (by the conversion of all Multiple Voting Shares, in accordance with their terms, into AYR SVS Shares or Restricted Voting Shares, as applicable), the AYR SVS Shares will henceforth be named and referred to as “Common Shares”. Unless earlier converted, the Multiple Voting Shares will convert to SVS or Restricted Voting Shares in May of 2024.

Anti-Dilutive Warrants

The Anti-Dilutive Warrants will be exercisable for two years following closing of the Transaction at U.S.$2.12 per share, representing a 40% premium to the 10-trading day volume weighted adjusted price of the New AYR Shares on October 31, 2023. For further information, see “Anti-Dilutive Warrants”.

STATE REGULATORY APPROVAL MATTERS

In connection with the New AYR Exchange Shares to be issued to the former Senior Noteholders along with the New 2026 Notes under the Arrangement, and to the extent applicable in each State in which the Corporation and its subsidiaries operate, each applicable licensed subsidiary of the Corporation will, prior to the closing of the Arrangement, submit a change of ownership application to the applicable State regulator (collectively, the “State Regulatory Approvals”). While the content of the application and the process varies depending on each applicable State, the same will typically include details on any holder whose ownership of AYR SVS Shares exceeds a certain threshold specified in the applicable regulations, as well as background checks and registration for all such holders.

State Regulatory Approvals may be required by the applicable regulators in each of the states in which the Corporation operates.

There can be no assurance as to the outcome of the State Regulatory Approval processes, including the undertakings and conditions that may be required for approval or whether the State Regulatory Approvals will be obtained. If not obtained, the Arrangement may not be completed.

RISK FACTORS

Senior Noteholders should carefully consider all of the information disclosed or referred to in this Circular prior to voting on the matters being put before them at the Meeting. In addition to the other information presented in this Circular, the following risk factors should be given consideration.

The completion of the Arrangement may not occur or may be delayed.

The Corporation will not be able to complete the Arrangement unless and until all conditions precedent to the Arrangement are satisfied or waived (where permitted). These conditions include certain items that are outside of the Corporation’s control, such as the state regulatory approvals and the requirement that the Court shall have determined that the Arrangement is fair and reasonable and granted the Final Order. Even if the Arrangement is not completed, it may not be completed on the timeline described in this Circular and/or provided for in the Support Agreement. Accordingly, Senior Noteholders participating in the Arrangement may have to wait longer than expected to receive their entitlements under the Plan. In addition, if the Arrangement is not completed on the schedule described in this Circular, the Corporation may incur additional expenses. If the Arrangement is not completed at all, the Corporation will more than likely face significant liquidity challenges in mid-2024 unless an alternative transaction can be completed.

The Support Agreement may be terminated.

Each of AYR and the Requisite Supporting Senior Noteholders have the right to terminate the Support Agreement in certain circumstances. Accordingly, there is no certainty, nor can AYR provide any assurance, that the Support Agreement will not be terminated by either AYR or the Supporting Senior Noteholders before the completion of the Arrangement. In addition, certain costs related to the Arrangement, such as legal and certain financial advisor fees, must be paid by AYR even if the Arrangement is not completed. If the Support Agreement is terminated and the Arrangement is not completed, the Corporation will more than likely face significant liquidity challenges starting in mid-2024 unless an alternative transaction can be completed.

Completion of the Arrangement is subject to receipt of required U.S. state regulatory approvals and approval of the Court.

The completion of the Arrangement is conditional on receiving the State Regulatory Approvals and approval of the Court that the Arrangement is fair and reasonable. There can be no certainty, nor can the Corporation provide any assurance, that such approvals will be obtained on a timely basis or at all.

If the Arrangement is not completed, the market price or value of the Senior Notes and/or of the AYR SVS Shares may decline.

If the Arrangement is not completed or its completion is materially delayed and/or the Support Agreement is terminated, then the market price or value of the Senior Notes and/or of the AYR SVS Shares may decline. The Corporation’s business, financial condition or results of operations could also be subject to various material adverse consequences, including in connection with, in particular, the upcoming maturity of certain Seller Notes and the December 2024 maturity of the Senior Notes. If the Support Agreement is terminated and the Arrangement is not completed, the Corporation will more than likely face significant liquidity challenges starting in mid-2024 unless an alternative transaction can be completed.

The State Regulatory Approvals may not be obtained or, if obtained, may not be obtained on a favorable basis.

To complete the Arrangement, the Corporation must make certain filings with and obtain certain consents and approvals from various U.S. State cannabis regulators. The State Regulatory Approvals have not yet been obtained. In some cases, U.S. states may prohibit shareholders of the Corporation from holding certain levels of direct or indirect interests in other cannabis businesses in the state. As a result, the Corporation and/or the Supporting Seller Noteholders may elect to divest or restructure their assets or holdings in such states. There can be no assurance that the Supporting Senior Noteholders will not resist any such divestitures and/or restructurings of interests in the Corporation and/or of other interests they may hold, or may be unable to achieve them, if required by U.S. state regulators. The regulatory approval processes and any such divestitures and/or restructurings may take a lengthy period of time to complete, which could delay completion of the Arrangement. If obtained, the State Regulatory Approvals may be conditioned, with the conditions imposed by the applicable governmental entity not being acceptable to the Corporation and/or the Supporting Senior Noteholders. There can be no assurance as to the outcome of the U.S. state regulatory approval processes, including the undertakings and conditions that may be required for approval, or whether the State Regulatory Approvals will be obtained. If required U.S. state regulatory approvals are not obtained, the Arrangement may not be completed. If the Arrangement is not completed, the Corporation will more than likely face significant liquidity challenges starting in mid-2024 unless an alternative transaction can be completed.

The uncertainty surrounding the Arrangement could negatively impact the Corporation’s current and future operations, financial condition and prospects.

As the Arrangement is conditional on receiving approval from the State Regulatory Approvals and approval of the Court that the Arrangement is fair and reasonable, its completion is uncertain. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of the Corporation’s resources to the attempted completion thereof could negatively impact current and future operations, financial condition and prospects of the Corporation. In addition, the Corporation has, and will continue to, incur significant transaction expenses in connection with the Arrangement, regardless of whether the Arrangement is completed. If the Arrangement is not completed, the Corporation may run out of liquidity in mid-2024 unless an alternative transaction can be completed.

The pending Arrangement may divert the attention of the Corporation’s management.

The pending Arrangement could cause the attention of the Corporation’s management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation regardless of whether the Arrangement is ultimately completed.

Despite the Corporation’s current level of indebtedness, the Corporation may be able to incur more debt following completion of the Arrangement. This level of indebtedness could further exacerbate risks to the Corporation’s financial condition.

The Corporation may be able to incur additional indebtedness in the future. Although the Amended and Restated Indenture will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions. If the Corporation incurs any such additional indebtedness, it may have the effect of reducing the amount of proceeds distributed to its creditors and/or shareholders in connection with any future insolvency, liquidation, reorganization, dissolution or other winding-up proceeding involving the Corporation. If new debt is added to the Corporation’s current debt levels, the related risks that the Corporation and its subsidiaries now face could intensify.

The Arrangement may have adverse tax consequences on the Corporation.

The Corporation is a resident of Canada for Canadian federal income tax purposes, and is also treated as a U.S. corporation for U.S. federal income tax purposes, pursuant to section 7874(b) of the Internal Revenue Code, as amended (the “Code”), and is subject to U.S. federal income tax on its worldwide income. As a result, subject to an applicable tax treaty or convention, the Corporation is subject to taxation both in Canada and the U.S., which could have a material adverse effect on the Corporation’s business, financial condition and results of operations. Accordingly, Senior Noteholders should consult with their own tax advisors in this regard.

Depending on the future trading price or value of the New 2026 Notes and the AYR SVS Shares, the Corporation may suffer material “cancellation of debt income” under U.S. federal income tax laws which could give rise to material tax obligations which may have a material adverse effect on the Corporation. As a cannabis company, the Corporation is currently unable to deduct many expenses as a result of the application of section 280E of the Code.

The tax laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax laws that are applicable to the Corporation or the interest held by a Senior Noteholder in the Corporation, or the administrative application or interpretation of such laws, could have an adverse impact on such Senior Noteholder’s interests in the Corporation.

While the Corporation is confident in its tax filing positions in connection with the Arrangement, it has not sought or obtained from any tax authority advance confirmation of such positions (including an advance income tax ruling from the Canada Revenue Agency or a private letter ruling from the Internal Revenue Service), therefore it is possible that such positions may be successfully challenged by tax authorities, which could result in materially different tax consequences than anticipated. It is possible that the Canadian and/or

United States tax authorities could take positions or adopt interpretations regarding the applicable tax consequences to Senior Noteholders or AYR Shareholders that differ from those set out in this Circular. Senior Noteholders and AYR Shareholders should consult their own tax advisors.

Following the Arrangement, the Corporation may not be able to generate sufficient cash to service all of its indebtedness, including the New 2026 Notes, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations, including the New 2026 Notes and the Seller Notes (some of the maturity dates of which are subject to extension), depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Corporation’s control. The Corporation may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including the New 2026 Notes and the Seller Notes.

If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, the Corporation could face substantial liquidity problems and could be forced to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Corporation may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow the Corporation to meet its scheduled debt service obligations.

The Corporation’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Corporation’s business, financial position and results of operations and its ability to satisfy its obligations under the New 2026 Notes and the Seller Notes.

The Support Agreement and Amended and Restated Indenture contain additional restrictive covenants

The Support Agreement contains interim operating covenants that are more restrictive than the covenants under the Existing Indenture and may limit the Corporation’s ability to respond to developments in its business or the broader economy prior to completion of the Transaction. Following completion of the Transaction, the Amended and Restated Indenture will contain covenants that restrict AYR’s ability to engage in certain transactions and may impair its ability to respond to changing business and economic conditions. These covenants restrict, among other things, AYR’s ability to pay dividends and make other payments, incur additional indebtedness, maintain a certain amount of unrestricted cash, maintain certain leverage ratios starting in the third quarter of 2024, make certain investments, and acquisitions and transfer and sell assets. Future indebtedness or other contracts could contain financial or other covenants more restrictive than those contained in the Amended and Restated Indenture.

The ability of AYR and its subsidiaries to comply with these provisions may be affected by general economic conditions, political decisions, industry conditions and other events beyond its control. As a result, AYR cannot assure New 2026 Noteholders that it and its subsidiaries will be able to comply with the covenants described above. The Corporation’s and its subsidiaries’ failure to comply with the covenants contained in their debt instruments, including failure as a result of events beyond their control, could result in an event of default, which could materially and adversely affect AYR’s consolidated operating results and financial condition.

In addition, if there were an event of default under one of such debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to become due and payable immediately which may cause cross-defaults to other debt. AYR cannot assure holders of the New 2026 Notes that its consolidated assets or cash flow would be sufficient to fully repay borrowings under its outstanding debt instruments if accelerated upon an event of default, or that AYR would be able to repay, refinance or restructure the payments on those debt instruments.

There may not be sufficient collateral security to pay all or any of the New 2026 Notes.

No appraisal of the value of the collateral which will secure the New 2026 Notes has been made and the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing the New 2026 Notes may not produce proceeds in an amount sufficient to pay any amounts due thereon.

The fair market value of the collateral expected to secure the New 2026 Notes is subject to fluctuations based on factors that include, among others, the condition of the United States cannabis industry, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers, other secured debt including certain Seller Notes and other factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time and the timing and manner of the sale. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value, or may be difficult to dispose of for regulatory reasons. Accordingly, there can be no assurance that the collateral could be sold in a short period of time or in an orderly manner. In the event of a foreclosure, liquidation, reorganization, bankruptcy or other insolvency proceeding, it cannot be assured that the proceeds from any sale or liquidation of the collateral will be sufficient to pay the Corporation’s obligations under the New 2026 Notes. In addition, in the event of any such proceeding, the ability of the holders of the New 2026 Notes to realize upon any of the collateral may be subject to United States bankruptcy and insolvency law limitations as a result of the Corporation operating a cannabis business.

Anti-Dilutive Warrants may only be exercised outside the United States pursuant to Regulation S or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act; and the underlying AYR SVS Shares may be subject to restrictions on trading under U.S. securities laws.

The Anti-Dilutive Warrants may only be exercised outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws. Further, the AYR SVS Shares underlying such Anti-Dilutive Warrants will be considered “restricted securities” under U.S. federal securities laws and subject to restrictions on transfer unless registered pursuant to an effective registration statement or transferred under an available exemption from the registration requirements of the U.S. Securities Act. In particular, during the 40-day period following distribution of the Anti-Dilutive Warrants, no offer or sale of the AYR SVS Shares underlying the Anti-Dilutive Warrants may be made to a U.S. Person or for the account or benefit of a U.S. Person. See “Securities Law Matters – United States” for further information regarding further U.S. securities law restrictions that may apply to the Anti-Dilutive Warrants, the AYR SVS Shares and the other securities issued in connection with the Arrangement and corresponding Transaction. The Corporation will not be required to, and does not intend to, register the AYR SVS Shares under the U.S. Securities Act. All securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them in connection with the Arrangement and corresponding Transaction complies with applicable securities legislation.

EXPERTS

Certain Canadian legal matters relating to matters described in this Circular are to be passed upon by Stikeman Elliott LLP on behalf of the Corporation. Certain U.S. securities law matters relating to matters described in this Circular are to be passed upon by Weil, Gotshal & Manges LLP on behalf of the Corporation. As at the date of this Circular, the partners and associates of Stikeman Elliott LLP, Weil, Gotshal & Manges LLP and Koger, each beneficially owned, directly or indirectly, less than 1% of the outstanding Senior Notes and AYR SVS Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as described herein, no director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Jonathan Sandelman, the Executive Chair of the Corporation, indirectly holds approximately 3.7 million multiple voting shares of the Corporation. Lou Karger, a director of AYR, is the Sellers’ Representative for Green Partners Investor LLC and the other selling securityholders under the equity exchange agreement dated as of May 24, 2019, as amended, relating to the Corporation’s Massachusetts-based acquisition of Sira Naturals Inc. (the “EEA”). As announced in AYR’s press release dated May 12, 2023, the payment terms under the EEA, which were expected to result in a cash payment of U.S.$27.5 million on or before May 1, 2024, have been amended to be paid on the later of (i) the date that is ten calendar days following the maturity date of AYR’s 12.5% senior notes due December 10, 2024 (as may be amended or extended); or (ii) May 1, 2026, but in no event later than December 10, 2026. The unpaid portions of the EEA earn-outs will bear interest at a rate of 6% per annum with 10% annual amortization. Lou Karger is also the Manager of Green Partners Lender I LLC which owns approximately U.S.$0.85 million worth of certain Seller Notes, the maturity of which have not been extended.

PRINCIPAL HOLDERS OF SECURITIES

Following completion of the Transaction and following the issuance of the New AYR Shares and the Backstop Shares, to the knowledge of the Corporation, no person is expected to beneficially own, or control, directly or indirectly, 10% or more of the then outstanding AYR SVS Shares, other than Millstreet.

Millstreet has advised that, following the issuance of the New AYR Shares and the Backstop Shares, based on its current holdings, it expects that it would beneficially own, or control, directly or indirectly, approximately 14% of the then outstanding AYR SVS Shares or approximately 11.7% assuming the exercise in full of the Anti-Dilutive Warrants.

OTHER BUSINESS

The Special Committee is not aware of any matters intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting of Senior Noteholders accompanying this Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information for the Corporation’s most recently completed financial year is provided in the Corporation’s 2022 Financial Statement and 2022 MD&A, and the 2023 Interim Financials and related 2023 Interim MD&A. Copies of these documents, the 2022 AIF, the 2023 AGM Circular and this Circular are available upon request made via email to IR@ayrwellness.com and are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

APPROVAL OF THE SPECIAL COMMITTEE

The contents and sending of this Circular and its distribution to Senior Noteholders have been approved by the Special Committee.

DATED at Miami, Florida, this 15th day of November, 2023.

AYR WELLNESS INC.

BY ORDER OF THE SPECIAL COMMITTEE

(Signed) “Brad Asher”

Brad Asher

Chief Financial Officer and Secretary

AYR Wellness Inc.

CONSENT OF KOGER

We hereby consent to the inclusion of our firm’s name and to the references to our firm’s opinion dated October 31, 2023 with respect to the fairness, from a financial point of view, of the Transaction (the “Fairness Opinion”), in the management information circular of AYR Wellness Inc. (the “Corporation”) dated November 15, 2023 (the “Circular”) and to the inclusion of the Fairness Opinion in its entirety and summaries thereof in the Circular and to the filings thereof, as necessary, by the Corporation with the CBCA Director and with the securities regulatory authorities in each province and territory of Canada. In providing our consent herein, we do not intend that any person other than the Special Committee of the Corporation shall rely upon such opinion.

Toronto, Ontario November 15, 2023	(Signed) “Koger Valuations Inc.”

APPENDIX A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE HOLDERS
(the “Senior Noteholders”)

OF

12.50% SENIOR SECURED NOTES DUE DECEMBER 10, 2024

OF

AYR WELLNESS INC.
(the “Corporation”)

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) of AYR Wellness Canada Holdings Inc. and involving the Corporation and its other subsidiaries, as more particularly described and set forth in the management information circular of the Corporation dated November 15, 2023 (the “Circular”) and as it may be amended, modified or supplemented in accordance with the terms of the Support Agreement (as defined in the Circular), is hereby authorized, approved and adopted.

2.	The plan of arrangement of AYR Wellness Canada Holdings Inc. and involving the Corporation (the “Plan of Arrangement”), as it may be amended, modified or supplemented in accordance with its terms and the Support Agreement, the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Support Agreement and all the transactions contemplated therein, including the entering into by the Corporation, AYR Wellness Canada Holdings Inc. and Odyssey Trust Company, in its capacity as trustee, of an amended and restated trust indenture providing for the issue of 13% senior secured notes of AYR Wellness Canada Holdings Inc. due December 10, 2026 (the “A&R Trust Indenture”), (ii) actions of the directors of the Corporation in approving the Arrangement, the Support Agreement, and the A&R Trust Indenture, and (iii) actions of the directors and officers of the Corporation and AYR Wellness Canada Holdings Inc. in executing and delivering the Support Agreement, the A&R Trust Indenture and related agreements, and any amendments, modifications or supplements thereto, are hereby ratified, authorized and approved, as applicable.

4.	AYR Wellness Canada Holdings Inc. is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (the “Court”) to approve the Arrangement on the terms set forth in the Support Agreement and the Plan of Arrangement.

5.	Notwithstanding that this resolution has been passed by all Senior Noteholders or that the Arrangement has been approved by the Court, the directors (and/or any committee thereof) of AYR Wellness Canada Holdings Inc. and of AYR are hereby authorized and empowered, without further notice to or approval of the Senior Noteholders: (i) to amend, modify or supplement the Support Agreement or the Plan of Arrangement, to the extent permitted thereby; and (ii) subject to the terms of the Support Agreement, not to proceed with the Arrangement and related transactions at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA.

A-1

6.	Any director or officer of AYR Wellness Canada Holdings Inc. or of the Corporation be and is hereby authorized and directed, for and on behalf of AYR Wellness Canada Holdings Inc. or the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of AYR Wellness Canada Holdings Inc. or the Corporation or otherwise, and delivered articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement and the Plan of Arrangement and the transactions completed thereby in accordance with the Support Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing.

7.	The proper officers and authorized signatories of Odyssey Trust Company be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

A-2

APPENDIX B

PLAN OF ARRANGEMENT

B-1

Court File No. CV-23-00709606-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF AYR WELLNESS CANADA HOLDINGS INC., AND INVOLVING AYR WELLNESS INC., 242 CANNABIS LLC, AYR OHIO LLC, AYR WELLNESS HOLDINGS LLC, AYR WELLNESS NJ LLC, BP SOLUTIONS LLC, CSAC ACQUISITION IL CORP., CSAC ACQUISITION NJ CORP., CSAC ACQUISITION NV CORP., CSAC ACQUISITION TX CORP., CSAC HOLDINGS INC., CULTIVAUNA, LLC, DFMMJ INVESTMENTS LLC, DWC INVESTMENTS, LLC, GREEN LIGHT HOLDINGS, LLC, GREEN LIGHT MANAGEMENT, LLC, HERBAL REMEDIES DISPENSARIES, LLC, KLYMB PROJECT MANAGEMENT, INC., KYND-STRAINZ LLC, LEMON AIDE LLC, LIVFREE WELLNESS LLC, PA NATURAL MEDICINE LLC, PARKER SOLUTIONS NJ, LLC, TAHOE CAPITAL COMPANY, TAHOE HYDROPONICS COMPANY, LLC, TAHOE-RENO BOTANICALS, LLC, TAHOE-RENO EXTRACTIONS, LLC, CSAC ACQUISITION FL CORP., CSAC ACQUISITION INC., CSAC ACQUISITION MA II CORP., AMETHYST HEALTH LLC, CANNTECH PA, LLC, CSAC ACQUISITION CONNECTICUT LLC, MERCER STRATEGIES PA, LLC, CSAC ACQUISITION PA CORP., CSAC ACQUISITION PA II CORP., DOCHOUSE, LLC, SIRA NATURALS, INC., ESKAR LLC AND AYR NJ LLC, CSAC OHIO, LLC, MERCER STRATEGIES FL, LLC, PARKER RE MA, LLC, PARKER RE PA, LLC, PARKER SOLUTIONS IL, LLC, PARKER SOLUTIONS OH, LLC, PARKER SOLUTIONS PA, LLC, PARKER SOLUTIONS FL, LLC, MERCER STRATEGIES MA, LLC, PARKER SOLUTIONS MA, LLC

PLAN OF ARRANGEMENT

November 15, 2023

Page

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Certain Rules of Interpretation	8
1.3	Governing Law	9
1.4	Currency	9
1.5	Date for Any Action	9
1.6	Time	9
1.7	Binding Effect	9

ARTICLE 2 THE ARRANGEMENT		9

2.1	Corporate Authorizations	9
2.2	Effective Date Transactions	9
2.3	Other Implementation Steps	11
2.4	Fractional Interests	12
2.5	Calculations	12

ARTICLE 3 EXCHANGE OF 2024 NOTES AND ISSUANCE OF NEW 2026 NOTES, NEW AYR SHARES, BACKSTOP SHARES AND ANTI-DILUTIVE WARRANTS		12

3.1	Issuance of New 2026 Notes	12
3.2	Surrender of 2024 Notes	12
3.3	Issuance of New Ayr Shares and Backstop Shares	13
3.4	Issuance of Anti-Dilutive Warrants	13
3.5	No Liability in Respect of Deliveries	14

ARTICLE 4 RELEASES		16

4.1	Release of Released Parties	16
4.2	Injunctions	16

ARTICLE 5 CONDITIONS PRECEDENT and ImPLEMENTATION		17

5.1	Conditions	17
5.3	Effectiveness	17
5.4	Effect of Non-Occurrence of Effective Date	18

ARTICLE 6 GENERAL		18

6.1	Subordination Agreements	18
6.2	Deemed Consents, Waivers and Agreements	18
6.3	Waiver of Defaults	18
6.4	Compliance with Deadlines	19
6.5	Paramountcy	19
6.6	Deeming Provisions	19
6.7	Amendment or Modification of Plan	19
6.8	Notices	20
6.9	Consent of	21
6.10	Further Assurances	22

1

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“2024 Notes” means the 12.5% senior notes due December 10, 2024 issued by Ayr pursuant to the Existing Indenture;

“2024 Notes Claims” means all outstanding liabilities, debts and obligations, including without limitation principal and interest, any make whole, any prepayment, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, debts or obligations, whether direct or indirect, absolute or contingent, known or unknown, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the 2024 Notes Documents, owing by any Person (whether as issuer, guarantor or otherwise) as at the Effective Date;

“2024 Noteholders” means Holders of 2024 Notes;

“2024 Note Documents” means, collectively, the Existing Indenture, the 2024 Notes, the Existing Guarantees and all security and other documentation related to the 2024 Notes;

“2024 Noteholders Arrangement Resolution” means the resolution of the 2024 Noteholders, inter alia, approving the Arrangement to be considered and voted upon at the 2024 Noteholders Meeting, substantially in the form attached as Appendix “A” to the Circular;

“2024 Noteholders Meeting” means the meeting of 2024 Noteholders as of the Meeting Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the 2024 Noteholders Arrangement Resolution and to consider and vote on such other matters as may properly come before such meeting, and includes any adjournment(s) or postponement(s) of such meeting;

“Amended and Restated Trust Indenture” means the Amended and Restated Trust Indenture, in form and substance satisfactory to AYR and the Applicant and the Requisite Supporting Senior Noteholders, to be entered into among Ayr, the Applicant, the Existing Guarantors, the New Guarantors and the Indenture Trustee on the Effective Date, which shall amend and restate the Existing Indenture and govern the 2024 Notes and New 2026 Notes, upon this Plan becoming effective on the Effective Date, as it may be further amended, restated, modified and/or supplemented in accordance with its terms from time to time after the Effective Date;

“Anti-Dilutive Warrants” means 23,046,067 warrants to purchase Ayr SVS Shares for a period of 2 years from the Effective Date at an exercise price per share of U.S.$2.12 issued on the Effective Date pursuant to the Warrant Agency Agreement and this Plan to existing Ayr Shareholders and Ayr Exchangeable Shareholders as of the Warrant Record Date;

“Applicant” means Ayr Wellness Canada Holdings Inc., a direct, wholly-owned subsidiary of Ayr;

“Applicant Assignment and Subordination Agreement” means an agreement among Ayr, the Applicant and the Indenture Trustee, in a form acceptable to the Applicant, Ayr and the Requisite Supporting Senior Noteholders, wherein (a) the Applicant assigns to the Indenture Trustee, by way of security for its obligations under and relating to the Amended and Restated Trust Indenture, all of its right, title and interest in the 2024 Notes and other 2024 Note Documents; and (b) Ayr and the Applicant each acknowledge and agree, inter alia, that (i) the 2024 Notes shall be subordinated in all respects, including (without limitation) in right of payment, to the New 2026 Notes, and no payment shall be made by Ayr in respect of the 2024 Notes while any amount owing in respect of the New 2026 Notes remain outstanding; (ii) the 2024 Notes shall be unsecured obligations of Ayr; (iii) the Applicant shall be prohibited from assigning, encumbering (except to and in favour of the Indenture Trustee as security for the Applicant’s obligations under and relating to the Amended and Restated Trust Indenture) or otherwise dealing with the 2024 Notes; and (iv) such agreement shall remain in full force and effect until such time as the Parent-Issuer Merger (as defined in the Amended and Restated Trust Indenture) occurs and the 2024 Notes are cancelled as a result thereof, whereupon the agreement shall deemed terminated and security granted in respect of the 2024 Notes shall be deemed released;

2

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments, modifications and/or supplements made thereto in accordance with the terms of this Plan or made at the discretion of the Court in the Final Order with the prior written consent of Ayr, the Applicant and the Requisite Supporting Senior Noteholders, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of the Applicant in respect of the Arrangement, in form and substance satisfactory to the Applicant and the Requisite Supporting Senior Noteholders, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“Ayr” means Ayr Wellness Inc.;

“Ayr Entities” means, collectively, Ayr, the Applicant, and each other direct or indirect subsidiary of Ayr, and “Ayr Entity” means any of them;

“Ayr Exchangeable Shares” means the exchangeable shares in the capital of a subsidiary of Ayr, exchangeable for Ayr SVS Shares;

“Ayr Exchangeable Shareholders” means the Holders of Ayr Exchangeable Shares;

“Ayr MVS Shares” means the multiple voting shares in the capital of Ayr;

“Ayr Shareholders” means collectively the Holders of Ayr MVS Shares and Ayr SVS Shares;

“Ayr SVS Shares” means the subordinate voting, limited voting and restricted voting shares of Ayr;

“Backstop Commitment Letter” means the backstop commitment letter dated as of October 31, 2023 entered into by Backstop Provider, pursuant to which the Backstop Provider agreed to, among other things, purchase any of the New 2026 Additional Notes not otherwise purchased by the Supporting Senior Noteholders;

“Backstop Funding Premium” means the Put Option Premium (as defined in the Backstop Commitment Letter) payable to the Backstop Provider in accordance with the Backstop Commitment Letter;

3

“Backstop Provider” means the Backstop Party (as defined in the Backstop Commitment Letter);

“Backstop Shares” means (i) 5,947,980 Ayr SVS Shares, or (ii) at the option of the Backstop Provider, non-voting exchangeable shares of CSAC Acquisition NV Corp. that (A) in the event that the Backstop Provider sells such shares to an unrelated person, subject to obtaining any required regulatory approvals, will automatically be exchanged for 5,947,980 Ayr SVS Shares, and (B) will, subject to obtaining any required regulatory approvals, automatically be exchanged for 5,947,980 Ayr SVS Shares;

“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario and Miami, Florida;

“Canadian Securities Administrators” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada;

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable instruments, blanket orders and rulings of the Canadian Securities Administrators and all discretionary orders or rulings, if any, of the Canadian Securities Administrators made in connection with the transactions contemplated by the Plan, as the context may require;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicant under the CBCA on November 13, 2023 in connection with this Plan;

“CDS” means CDS Clearing and Depository Services Inc. and its nominees, successors and assigns;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicant in accordance with section 262 of the CBCA;

“Circular” means the management information circular of Ayr and the Applicant dated November 15, 2023, including all appendices thereto, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any successor, assignee, affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;

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“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means Odyssey Trust Company or any other trust company, bank or equivalent financial institution agreed to in writing by the Applicant and the Requisite Supporting Senior Noteholders and appointed to carry out any of the duties of the Depositary hereunder;

“DRS” means Direct Registration System;

“DRS Advice” means an advice issued by the Transfer Agent, the Warrant Agent or the Indenture Trustee evidencing the securities held by a Holder of Ayr MVS Shares, Ayr SVS Shares, or other Ayr Entity securities (including, for greater certainty, the New Ayr Shares, the Backstop Shares, and the shares held by Ayr Exchangeable Shareholders), Anti-Dilutive Warrants, 2024 Notes and/or New 2026 Notes, as applicable, in lieu of a physical certificate;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means such time on the Effective Date as may be specified by the Applicant as the time at which the Arrangement implementation steps set forth in Section 2.2 shall be deemed to commence;

“Existing Guarantees” means the guarantees delivered pursuant to the Existing Indenture guaranteeing the indebtedness and obligations under the Existing Indenture and the 2024 Notes;

“Existing Guarantors” means collectively, the Applicant, CannaPunch of Nevada LLC, CSAC Acquisition IL Corp., CSAC Acquisition MA II Corp., CSAC Acquisition NJ Corp., CSAC Acquisition PA Corp., CSAC Acquisition PA II Corp., CSAC Holdings Inc., CSAC Ohio, LLC, DocHouse LLC, DWC Investments, LLC, Mercer Strategies PA, LLC, Parker Solutions MA LLC, Parker Solutions PA, LLC, Sira Naturals, Inc., CSAC Acquisition Inc., CSAC Acquisition FL Corp., AYR Wellness Holdings LLC, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, Kynd-Strainz LLC, Lemon Aide LLC, DFMMJ Investments, LLC, Parker RE MA LLC, CannTech PA, LLC, 242 Cannabis, LLC;

“Existing Indenture” means the trust indenture dated as of December 10, 2020 among Ayr and the Indenture Trustee, as amended, restated, and/or supplemented up to the date hereof;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicant, Ayr and the Requisite Supporting Senior Noteholders, as such Order may be amended from time to time in a manner acceptable to the Applicant, Ayr and the Requisite Supporting Senior Noteholders;

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“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization (including any stock exchange and the Canadian Investment Regulatory Organization) or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Holder” means a Person in whose name a note, warrant or share is registered, as the context requires;

“Indenture Trustee” means Odyssey Trust Company as trustee under the Existing Indenture and the Amended and Restated Trust Indenture, and its successors and assigns;

“Interim Order” means the interim Order of the Court granted on November 15, 2023, pursuant to section 192 of the CBCA, which, among other things, approves the calling of, and the date for, the 2024 Noteholders Meeting, and as may be amended from time to time in a manner acceptable to the Applicant, Ayr and the Requisite Supporting Senior Noteholders;

“Interest Payment Date” has the meaning ascribed thereto in the Existing Indenture;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, or any other country, or any domestic or foreign state, county, province, territory, city or other political subdivision or of any Governmental Entity, and includes any applicable rules or regulations of any applicable securities regulator, the Canadian Investment Regulatory Organization or the Canadian Securities Exchange;

“Letter of Transmittal” means the letter of transmittal in connection with the Arrangement forwarded by Ayr to registered 2024 Noteholders holding physical certificate(s) representing 2024 Notes;

“Meeting Record Date” means November 8, 2023 as may be amended by Ayr in accordance with the Interim Order;

“New 2026 Additional Notes” means the New 2026 Notes in the aggregate principal amount of U.S.$50,000,000 (inclusive of original issue discount), issued to the New 2026 Notes Purchasers pursuant to the Amended and Restated Trust Indenture in accordance with this Plan;

“New 2026 Exchange Notes” means the New 2026 Notes in the aggregate principal amount of U.S.$243,250,000, issued to the 2024 Noteholders pursuant to the Amended and Restated Trust Indenture in accordance with this Plan;

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“New 2026 Notes” means the new 13% senior notes due December 10, 2026, to be issued by the Applicant, as Substituted Issuer, and to be guaranteed by Ayr and the Existing Guarantors and the New Guarantors, in each case, pursuant to the Amended and Restated Trust Indenture and this Plan, which notes will be denominated in U.S. Dollars and constitute a new series under the Amended and Restated Trust Indenture. For greater certainty, the New 2026 Notes are comprised of the New 2026 Exchange Notes and the New 2026 Additional Notes;

“New 2026 Notes Documents” means, collectively, the Amended and Restated Trust Indenture, the New 2026 Notes, the New Guarantees and the guarantees to be provided by Ayr and the Existing Guarantors and the New Guarantors pursuant to the Amended and Restated Trust Indenture, the Applicant Assignment and Subordination Agreement, and the new security agreements (as applicable) to be entered into by the Existing Guarantors and the New Guarantors, and all other documents and agreements related thereto, in each case, in a form acceptable to the Applicant, Ayr and the Requisite Supporting Senior Noteholders;

“New 2026 Notes Purchasers” means, collectively, the purchasers of the New 2026 Additional Notes;

“New Ayr Exchange Shares” means a total of 29,040,140 Ayr SVS Shares to be issued to the 2024 Noteholders based upon their respective Pro Rata Share in accordance with this Plan;

“New Ayr Shares” means (i) the New Ayr Exchange Shares, and (ii) the Backstop Shares if issued as Ayr SVS Shares.

“New Guarantees” means the new guarantees of the New 2026 Notes to be provided by the New Guarantors, including, for greater certainty, all general, collateral and other security agreements entered into by the New Guarantors;

“New Guarantors” means the Ayr Entities other than the Applicant, Ayr, the Existing Guarantors and Ayr Foundations Inc.;

“Order” means any order entered by the Court in the CBCA Proceedings;

“Person” means any individual, firm, corporation, partnership, limited or limited liability partnership, limited or unlimited liability company, joint venture, fund, association, organization, trust, trustee, executor, administrator, legal personal representative, estate, group, unincorporated association or organization, Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body, whether or not having legal status;

“Plan” means this plan of arrangement and any amendments, restatements, modifications and/or supplements hereto made in accordance with the terms hereof;

“Proxy, Information and Exchange Agent” means Carson Proxy Advisors Ltd. or any other Person appointed by Ayr for such purpose;

“Pro Rata Share” means, in respect of a 2024 Noteholder, (i) the total principal amount of 2024 Notes held by that 2024 Noteholder as at the Effective Date, divided by (ii) the aggregate principal amount of 2024 Notes held by all 2024 Noteholders as at the Effective Date;

“Release Carve-Outs” has the meaning given thereto in Section 4.1;

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“Released Claims” has the meaning given thereto in Section 4.1;

“Released Parties” means, collectively, (i) the Ayr Entities and each of their respective current and former directors, officers, principals, members, affiliates, limited partners, general partners, managers of accounts or funds, fund advisors, employees, shareholders, financial and other advisors, legal counsel and agents, including the Proxy, Information and Exchange Agent and the Indenture Trustee each in their capacity as such, and (ii) the Supporting Senior Noteholders and their respective current and former directors, officers, principals, members, affiliates, limited partners, general partners, managers of accounts or funds, fund advisors, employees, shareholders, financial advisors, legal counsel and agents, each in their capacity as such;

“Requisite Supporting Senior Noteholders” has the meaning ascribed thereto in the Support Agreement;

“Support Agreement” means the support agreement entered into by, among others, Ayr, the Applicant and the Supporting Senior Noteholders in connection with this Plan on October 31, 2023, as amended, restated, modified and/or supplemented from time to time pursuant to the terms thereof;

“Subordination Agreements” means the subordination agreements entered into by, among others, Ayr, the Indenture Trustee and certain seller noteholders pursuant to which the vendor take-back notes held by the seller noteholders were subordinated to the 2024 Notes;

“Subordinate Creditors” means any Person whose indebtedness owing by Ayr or other Ayr Entities is subordinated to the 2024 Notes pursuant to the Subordination Agreements;

“Supporting Senior Noteholders” has the meaning ascribed thereto in the Support Agreement;

“Supporting Senior Noteholders Advisors” means Goodmans LLP, Paul Hastings LLP and Ducera Partners LLC;

“Tax Act” means the Income Tax Act (Canada) as amended and all regulations thereunder;

“Taxes” means all income taxes, capital taxes, stamp taxes, charges to tax withholdings, sales and use taxes, value added taxes, goods and services taxes, and all penalties, interest and other payments thereon or in respect thereof, including a payment under the Tax Act, the U.S. Code, or any other federal, provincial, territorial, state, municipal, local or foreign tax law, in each case, as amended;

“Transfer Agent” means Odyssey Trust Company, in its capacity as the transfer agent and registrar of Ayr;

“U.S. Code” means the United States Internal Revenue Code of 1986;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agency Agreement” means the warrant agency agreement between Ayr and the Warrant Agent to be entered into on the Effective Date, in form and substance satisfactory to Ayr and the Requisite Supporting Senior Noteholders, each acting reasonably;

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“Warrant Agent” means Odyssey Trust Company, in its capacity as warrant agent under the Warrant Agency Agreement; and

“Warrant Record Date” means the date that is seven (7) Business Days prior to the Effective Date.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)	Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an order or an existing document or exhibit filed or to be filed means such instrument, agreement, order, document or exhibit as it may have been or may be amended, modified, restated or supplemented in accordance with its terms;

(b)	The division of this Plan into articles, sections, subsections, clauses and paragraphs is for convenience of reference only, and the descriptive headings of articles and sections are not intended as complete or accurate descriptions of the content thereof, none of which shall affect the construction or interpretation of this Plan;

(c)	The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)	The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)	Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all rules, regulations and blanket orders made thereunder, all amendments to or re-enactments of such statute or other enactment in force from time to time, and, if applicable, any statute or enactment that supplements or supersedes such statute or enactment;

(g)	References to a specific recital, article, section, subsection or clause shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific recital, article, section, subsection or clause of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular recital, article, section, subsection, clause or other portion of this Plan and shall include any amended or restated Plan and any documents supplemental hereto;

(h)	Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Existing Indenture; and

(i)	The word “or” is not exclusive.

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1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario and Miami, Florida, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

1.7	Binding Effect

The Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Applicant, Ayr, the Existing Guarantors, the New Guarantors and the other Ayr Entities, (ii) all current and former 2024 Noteholders, Ayr Shareholders and Ayr Exchangeable Shareholders; (iii) all current and former beneficial holders of 2024 Notes, Ayr Shares and Ayr Exchangeable Shares, (iv) the Backstop Provider, (v) the Indenture Trustee, (vi) the Warrant Agent, (vii) the Transfer Agent, (viii) the Depositary, and (ix) CDS.

ARTICLE 2
THE ARRANGEMENT

2.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Applicant, Ayr or the other Ayr Entities will occur and be effective as of the Effective Date (or such other date as the Applicant, Ayr, the other Ayr Entities and the Requisite Supporting Senior Noteholders may agree, acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes and without any requirement, except as expressly provided herein, of further action by the 2024 Noteholders, the Ayr Shareholders, the Ayr Exchangeable Shareholders or by the directors or officers of the Applicant, Ayr, the Existing Guarantors, the New Guarantors or any other Ayr Entity.

2.2	Pre-Effective Date Transactions

Following the Court granting the Final Order, but prior to the Effective Time, (a) the New Guarantors may enter into the New Guarantees guaranteeing the indebtedness and obligations under the Existing Indenture in respect of the 2024 Notes and, following the Effective Time, the indebtedness and obligations under the Amended and Restated Trust Indenture in respect of the New 2026 Notes; and (b) the Existing Guarantors may enter into confirmations regarding the Existing Guarantees or new guarantees guaranteeing the indebtedness and obligations under the Existing Indenture in respect of the 2024 Notes and, following the Effective Time, the indebtedness and obligations under the Amended and Restated Trust Indenture in respect of the New 2026 Notes.

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2.3	Effective Date Transactions

At the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals commencing at the Effective Time:

(a)	Ayr and the Warrant Agent shall enter into the Warrant Agency Agreement and Ayr shall cause to be issued to the Ayr Shareholders and the Ayr Exchangeable Shareholders, each as of the Warrant Record Date, as a special distribution, that number of the Anti-Dilutive Warrants as is proportional to their existing shareholdings in Ayr or CSAC Acquisition NV Corp. as of the Warrant Record Date;

(b)	Ayr, the Applicant, the Existing Guarantors and the New Guarantors and the Indenture Trustee shall enter into the Amended and Restated Trust Indenture and the other New 2026 Notes Documents in respect of the issuance of the New 2026 Notes which were not entered into prior to the Effective Time;

(c)	Ayr shall pay all accrued but unpaid interest on the 2024 Notes since the last Interest Payment Date to, but excluding the Effective Date, in cash to the Indenture Trustee, for and on behalf of the 2024 Noteholders, and the Indenture Trustee shall pay (or cause to be paid) such interest payment to the 2024 Noteholders pursuant to standing instructions and customary practices, without abatement or rights of setoff or counterclaim of any nature;

(d)	the Existing Guarantee provided by the Applicant guaranteeing the indebtedness and obligations under the Existing Indenture and the 2024 Notes shall be released and discharged;

(e)	the Applicant shall acquire all of the 2024 Notes Claims held by each 2024 Noteholder in exchange for the issuance of (i) New 2026 Exchange Notes by the Applicant; and (ii) New Ayr Exchange Shares by Ayr, in each case, to the 2024 Noteholders pursuant to Section 2.3(f), and thereafter the names of the 2024 Noteholders shall be removed from the applicable register(s) maintained by the Indenture Trustee for the 2024 Notes, and the Applicant’s name shall be entered onto the applicable register(s) maintained by the Indenture Trustee for the 2024 Notes and the Applicant shall be deemed the legal and beneficial owner thereof;

(f)	in exchange for the 2024 Notes Claims, the Applicant or Ayr, as applicable, shall issue, and the Indenture Trustee shall authenticate, as applicable, to each 2024 Noteholder, its respective Pro Rata Shares of:

(i)	the New 2026 Exchange Notes issued by the Applicant, which principal amount of New 2026 Exchange Notes distributed to each 2024 Noteholder shall be equal to the principal amount of 2024 Notes acquired by the Applicant from such 2024 Noteholder pursuant to Section 2.3(d) hereof; and

(ii)	the New Ayr Exchange Shares issued by Ayr;

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(g)	upon the exchange for the 2024 Notes Claims, each 2024 Noteholder immediately prior to the Effective Time shall have no further right, title or interest in the 2024 Notes Claims;

(h)	the 2024 Notes now held entirely by the Applicant shall be deemed to be amended as of the Effective Date to (i) extend the maturity date thereof to December 10, 2026; (ii) be subordinated in all respects, including (without limitation) in right of payment to the New 2026 Notes; (iii) accrue interest thereafter at a rate equal to 14% per annum; (iv) restrict the Applicant, as holder thereof, from assigning, encumbering (except to the Indenture Trustee as security for the Applicant’s obligations under and relating to the Amended and Restated Trust Indenture) or otherwise dealing with the 2024 Notes; and (v) release all security granted in respect of the 2024 Notes, and all 2024 Note Documents shall be deemed to be amended, as applicable to give effect to such release;

(i)	the New 2026 Additional Notes shall be issued by the Applicant to the New 2026 Notes Purchasers in an aggregate principal amount of U.S.$50,000,000, pro rata based on subscription proceeds, subject to receipt from such New 2026 Notes Purchasers (including, as applicable, the Backstop Provider) of subscription proceeds in the aggregate amount of U.S.$40,000,000;

(j)	the Backstop Shares shall be issued and paid by Ayr to the Backstop Party in satisfaction of the Backstop Funding Premium, subject to receipt from the New 2026 Notes Purchasers of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000; and

(k)	the releases referred to in Section 4.1 shall become effective.

2.4	Other Implementation Steps

(a)	The Applicant, Ayr, and the other Ayr Entities may undertake any other steps or transactions necessary or desirable to implement this Plan on the terms set out herein (as may be amended pursuant to the terms hereof) in any manner and on such date(s) and/or time(s) determined by the Ayr Entities with the consent of the Requisite Supporting Senior Noteholders, acting reasonably.

(b)	Without limiting the generality of Section 2.4(a) and subject in all cases to the consent of the Requisite Supporting Senior Noteholders, acting reasonably, to the extent that Ayr, the Applicant and the other Ayr Entities determine that it is not practicable to file and/or register, prior to the Effective Date, security documents and instruments that are required to be registered prior to the Effective Date pursuant to the Amended and Restated Indenture, such security documents and instruments may be filed or registered after the Effective Date, provided that Ayr, the Applicant and the other Ayr Entities shall take best efforts to file and or register each such document and instrument as soon as practicable after the Effective Date and will not wait to register any such document or instrument until all such documents and instruments are available for registration; provided that, Ayr, the Applicant and the other Ayr Entities will use commercially reasonable efforts to provide any DACAs or any mortgages that are required pursuant to the Amended and Restated Indenture within 75 days from the Effective Date (or such longer time as agreed by the Requisite Supporting Senior Noteholders).

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2.5	Fractional Interests

(a)	The New 2026 Notes issued pursuant to this Plan shall be issued in minimum increments of U.S.$1,000, and the amount of New 2026 Notes that each New Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of U.S.$1,000 without compensation therefor.

(b)	No fractional New Ayr Shares or Backstop Shares shall be issued pursuant to this Plan. In lieu of any fractional New Ayr Shares or Backstop Shares, each Person otherwise entitled to a fractional interest in New Ayr Shares or Backstop Shares, as applicable, will receive an aggregate amount of New Ayr Shares or Backstop Shares, as applicable, rounded down to the nearest whole number increment.

2.6	Calculations

All calculations made by the Applicant, Ayr or Indenture Trustee pursuant to this Plan, absent manifest error, shall be conclusive, final and binding on all Persons affected by this Plan.

ARTICLE 3
EXCHANGE OF 2024 NOTES AND ISSUANCE OF NEW 2026 NOTES, NEW AYR SHARES, BACKSTOP SHARES AND ANTI-DILUTIVE WARRANTS

3.1	Issuance of New 2026 Notes

(a)	The New 2026 Exchange Notes to be issued to the 2024 Noteholders pursuant to this Plan shall be made by way of issuance by the Applicant on the Effective Date of one or more global notes in respect of the New 2026 Exchange Notes, authenticated by the Indenture Trustee, and issued in the name of CDS (or its nominee) in respect of the 2024 Noteholders, other than certain Holders of New 2026 Notes (or their Intermediaries), who will receive DRS Advices or definitive certificates representing the New 2026 Exchange Notes from the Indenture Trustee. Any definitive certificates shall be held by the Depositary until such time as the applicable 2024 Noteholder delivers a duly completed Letter of Transmittal and surrenders its 2024 Notes in accordance with Section 3.2.

(b)	The New 2026 Additional Notes to be issued to the New 2026 Notes Purchasers pursuant to this Plan will, following the receipt by the Applicant or Ayr of the subscription price therefor, be delivered by providing a DRS Advice (which shall include a legend in connection with their status as restricted securities under U.S. securities laws) in the name of the applicable recipients thereof and registered in Ayr’s records, which will be maintained by the Indenture Trustee, following the issuance of the New 2026 Additional Notes.

3.2	Surrender of 2024 Notes

On the Effective Date, CDS (or its nominee) as a registered 2024 Noteholder on behalf of certain 2024 Noteholders shall surrender, or cause the surrender of, the 2024 Notes it holds in exchange for the portion of the consideration payable to it as a 2024 Noteholder pursuant to Section 2.3. At the Effective Time, each 2024 Noteholder whose 2024 Notes are represented by a DRS Advice shall be deemed to have surrendered and transferred (free and clear of all liens and encumbrances), without any further action by the 2024 Noteholder, the 2024 Notes represented by DRS Advice to the Applicant in exchange for the portion of the consideration payable to it as a 2024 Noteholder pursuant to Section 2.3. On the Effective Date, each 2024 Noteholder holding a certificate representing 2024 Notes shall surrender, or cause the surrender of, the certificate(s) representing its respective 2024 Notes to the Depositary (with a duly completed Letter of Transmittal) in exchange for the portion of the consideration payable to it as a 2024 Noteholder pursuant to Section 2.3.

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3.3	Issuance of New Ayr Shares and Backstop Shares

(a)	The New Ayr Shares and the Backstop Shares (subject to receipt from the New 2026 Notes Purchasers (including, as applicable, the Backstop Provider) of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000) to be issued pursuant to this Plan shall be deemed to be duly authorized, validly issued, fully paid and non-assessable.

(b)	On the Effective Date, Ayr shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue the New Ayr Shares and the Backstop Shares (subject to receipt from the New 2026 Notes Purchasers (including, as applicable, the Backstop Provider, of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000) to be distributed under this Plan and directs the Transfer Agent to cause the New Ayr Shares and the Backstop Shares (subject to receipt from the New 2026 Notes Purchasers of subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000) to be distributed, subject to Section 3.3(c) and Section 3.6.

(c)	The New Ayr Shares to be issued under this Plan to the 2024 Noteholders will be deposited with the Depositary and, subject to Section 3.2, made either (i) through the facilities of CDS who, in turn, will make delivery of the New Ayr Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, as applicable, or (ii) by providing DRS Advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered in Ayr’s records which will be maintained by the Transfer Agent, following surrender of the 2024 Notes in accordance with Section 3.2 and Section 3.6.

(d)	The Backstop Shares to be issued under this Plan to the Backstop Provider will be delivered by providing a DRS Advice (which shall include a legend in connection with their status as restricted securities under U.S. securities laws) in the name of the applicable recipient thereof and registered in Ayr’s records, which will be maintained by the Transfer Agent, following the issuance of the New 2026 Additional Notes.

(e)	Any 2024 Noteholder or the Backstop Provider may agree with the Applicant and Ayr, in their sole discretion, that the applicable 2024 Noteholder or the Backstop Provider will receive the New Ayr Shares to be distributed to them in accordance with the Plan in escrow pursuant to an escrow agreement or similar arrangement, in a form acceptable to the Applicant, Ayr and the applicable 2024 Noteholder or the Backstop Provider.

3.4	Issuance of Anti-Dilutive Warrants

On the Effective Date, Ayr shall deliver: (i) a direction to the Warrant Agent instructing the Warrant Agent to issue the Anti-Dilutive Warrants, to be distributed under this Plan; and (ii) a reservation order to the Transfer Agent such that the number of Ayr SVS Shares issuable upon exercise of the Anti-Dilutive Warrants are reserved for issuance in the capital of Ayr. Thereafter, the Warrant Agent shall distribute the Anti-Dilutive Warrants (x) through the facilities of CDS who, in turn, will make delivery of the Anti-Dilutive Warrants to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of CDS, as applicable, and/or (y) by providing DRS Advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) that are registered as an Ayr Shareholder or Ayr Exchangeable Shareholder in Ayr’s records which are maintained by the Transfer Agent. The Anti-Dilutive Warrants will only be exercisable outside the United States pursuant to Regulation S under the U.S. Securities Act or inside the United States by Accredited Investors in compliance with the U.S. securities laws or in compliance with another exemption from the registration requirements of the U.S. Securities Act, and in each case, in compliance with any applicable local securities laws.

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3.5	No Liability in Respect of Deliveries

(a)	The Applicant, Ayr or the other Ayr Entities and their respective directors, officers, shareholders, agents or advisors, shall not have any liability or obligation in respect of any deliveries, directly or indirectly, from, as applicable, (i) the Indenture Trustee, the Transfer Agent or the Warrant Agent, or (ii) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Applicant pursuant to this Plan.

(b)	The Indenture Trustee, the Depositary, CDS, the Transfer Agent or the Warrant Agent shall not incur, and each is hereby released from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct on its part (as determined by a final, non-appealable judgment of a court of competent jurisdiction). On the Effective Date, after the completion of the transactions set forth in Section 2.2, all duties and responsibilities of the Indenture Trustee arising under or related to the 2024 Notes shall be discharged except to the extent required in order to effectuate this Plan, including without limitation, as set forth in Section 3.1.

3.6	Deposit of 2024 Notes

(a)	At or before the Effective Time, each 2024 Noteholder may deposit all certificate(s) representing 2024 Notes with the Depositary to be held in escrow until the Arrangement takes effect. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented 2024 Notes together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the 2024 Noteholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such 2024 Noteholder, as soon as practicable after the Effective Time, a certificate representing the number of New 2026 Exchange Notes and New Ayr Exchange Shares to which it is entitled pursuant to this Plan, less any amounts withheld pursuant to Section 3.10, and any certificate representing 2024 Notes so surrendered shall forthwith be cancelled.

(b)	Until surrendered as contemplated by this Section 3.6, each certificate, which immediately prior to the Effective Time represented any 2024 Notes shall be deemed after the Effective Time to represent only the right to receive upon such surrender a certificate the aggregate principal amount of New 2026 Exchange Notes and number of New Ayr Exchange Shares to which it is entitled pursuant to this Plan, less any amounts withheld pursuant to Section 3.10. Any such certificate formerly representing 2024 Notes not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former 2024 Noteholder of any kind or nature against or in Ayr or the Applicant. On such anniversary date, all certificates representing the 2024 Notes shall be deemed to have been surrendered to Ayr and any certificates for New 2026 Exchange Notes and New Ayr Exchange Shares to which such former holder was entitled, together with any entitlements accrued but unpaid interest thereon, shall be deemed to have been and shall be surrendered to the Applicant (or its successor) for cancellation, for no consideration.

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(c)	Any certificate representing New 2026 Exchange Notes or New Ayr Exchange Shares that has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the third anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the 2024 Noteholder to receive the consideration for the 2024 Notes pursuant to this Plan shall terminate and be deemed to be surrendered and forfeited to the Applicant or Ayr, as applicable, for no consideration.

3.7	Letter of Transmittal

At the time of mailing the Circular or as soon as practicable thereafter, Ayr shall forward the Letter of Transmittal to registered 2024 Noteholders holding certificate(s) representing 2024 Notes in accordance with the Interim Order.

3.8	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more 2024 Notes that were to be surrendered pursuant to Section 3.2, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Indenture Trustee may issue in exchange for such lost, stolen or destroyed certificate, a certificate or DRS Advice representing New 2026 Exchange Notes and the New Ayr Exchange Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom any such certificate or DRS Advice is to be delivered shall as a condition precedent to the delivery of same, give a bond satisfactory to Ayr, the Applicant, the Indenture Trustee and the Transfer Agent in such sum as Ayr may direct, acting reasonably, or otherwise indemnify Ayr, the Applicant, the Indenture Trustee and the Transfer Agent in a manner satisfactory to Ayr against any claim that may be made against Ayr, the Applicant, the Indenture Trustee or the Transfer Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

3.9	Securities Law Matters

(a)	The New 2026 Notes and New Ayr Shares issued in exchange for the 2024 Notes pursuant to this Plan shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(b)	The Anti-Dilutive Warrants will be issued to existing Ayr Shareholders (excluding the recipients of the New AYR Exchange Shares and the Backstop Shares) and existing holders of exchangeable shares in order to reduce the dilutive effect of the New AYR Exchange Shares and the Backstop Funding Premium. Ayr will not receive any consideration for the issuance of the Anti-Dilutive Warrants. Therefore, the issuance of the Anti-Dilutive Warrants is not expected to constitute a “sale,” as such term is defined in Section 2(a)(3) of the U.S. Securities Act and will not require registration under the U.S. Securities Act; and

(c)	The New 2026 Notes, New Ayr Shares, Backstop Shares, New 2026 Additional Notes and the Anti-Dilutive Warrants issued pursuant to this Plan shall be exempt from the prospectus requirements of Canadian Securities Laws pursuant to Section 2.11 of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

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3.10	Withholding Rights

Other than as required by the Backstop Commitment Letter, the Applicant, Ayr, the Indenture Trustee, the Transfer Agent, the Warrant Agent and the Intermediaries shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as they may be required to deduct or withhold with respect to such payment under the Tax Act, U.S. Code, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, provided that any such right to deduct or withhold shall not otherwise change or modify their obligations in respect of withholding taxes under the terms of the Existing Indenture or Amended and Restated Trust Indenture and any and all other documents. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made. Such deducted or withheld amounts shall be remitted to the appropriate Governmental Entity.

ARTICLE 4
RELEASES

4.1	Release of Released Parties

As of the Effective Date, each of the Released Parties shall be released and discharged from all actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the 2024 Notes, the 2024 Notes Documents, New Ayr Exchange Shares, the Backstop Shares, the Anti-Dilutive Warrants, the Support Agreement, the Arrangement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing (collectively, the “Released Claims”), provided that nothing in this paragraph shall release or discharge the following (collectively, the “Release Carve-Outs”): (i) any of the Released Parties from or in respect of their respective obligations under the Plan, the New 2026 Notes (including the Amended and Restated Trust Indenture and the other New 2026 Notes Documents solely as they relate to the New 2026 Notes), the New Guarantees, the Warrant Agency Agreement, the Anti-Dilutive Warrants, or any Order or document ancillary to any of the foregoing, (ii) any director or officer of Ayr or the Applicant or any other Ayr Entity of their right to indemnity, insurance claims, and employment related rights or claims, (iii) any inter-company obligations between or among Ayr, the Applicant or any other Ayr Entity on or before the Effective Date, or any 2024 Notes held by the Applicant thereafter, (iv) the Backstop Commitment Letter in the event that the Applicant does not receive subscription proceeds for the New 2026 Additional Notes in the aggregate amount of U.S.$40,000,000; (v) the Applicant’s right to seek repayment of the 2024 Notes solely as against Ayr and the Existing Guarantors (and, for greater certainty, such right to seek repayment shall not extend to the other Released Parties); or (vi) any act or omission arising out of any Released Party’s gross negligence, actual and intentional fraud, willful misconduct, or criminal acts (as determined by a final non-appealable order from a court of competent jurisdiction). The foregoing release shall not be construed to prohibit a party in interest from seeking to enforce the terms of this Plan or any contract or agreement entered into pursuant to, in connection with or contemplated by this Plan.

4.2	Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from: (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated hereunder; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan or any document, instrument or agreement executed to implement this Plan or issue the New 2026 Notes, the New Ayr Shares, the Backstop Shares and/or the Anti-Dilutive Warrants.

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ARTICLE 5
CONDITIONS PRECEDENT and ImPLEMENTATION

5.1	Conditions to Plan Implementation

The implementation of this Plan and the occurrence of the Effective Date shall be conditional upon the fulfilment, satisfaction or waiver (to the extent permitted by Section 5.2) of the following conditions:

(a)	the Court shall have granted the Final Order, the implementation, operation or effect of which shall not have been stayed or vacated;

(b)	the Support Agreement shall not have been validly terminated in accordance with Section 9 of the Support Agreement; and

(c)	all conditions to implementation contained in Section 8 of the Support Agreement shall have been satisfied or waived in accordance with the terms of the Support Agreement, other than the condition contemplated by Section 8(1)(i) of the Support Agreement.

5.2	Waiver of Conditions

Ayr, the Applicant and the Requisite Supporting Senior Noteholders may at any time and from time to time jointly waive the fulfilment or satisfaction, in whole or in part, of the conditions set out in Section 5.1 to the extent and on such terms as they may agree, provided however that the condition set out in Section 5.1(a) cannot be waived.

5.3	Effectiveness

This Plan shall become effective in the sequence described in Section 2.2 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement and shall, from and after the Effective Time, be binding on and enure to the benefit of the Persons described in Section 1.7, the Released Parties, and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, and their respective successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the conditions in Section 5.1 have been satisfied or waived, the Arrangement has become effective and that each of the provisions in Section 2.2 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

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5.4	Effect of Non-Occurrence of Effective Date

If the Effective Date does not occur on or before the valid termination of the Support Agreement in accordance with its terms, unless Ayr, the Applicant and the Requisite Supporting Senior Noteholders agree in writing, then (a) this Plan shall be null and void in all respects; (b) any settlement or compromise embodied in this Plan, and any document or agreement executed pursuant to this Plan shall be deemed null and void; and (c) the obligations of Ayr and the Existing Guarantors with respect to the 2024 Notes, the 2024 Notes Documents and the 2024 Notes Claims shall remain unchanged and nothing contained in this Plan shall constitute or be deemed to constitute a waiver or release of any 2024 Notes Claims or otherwise.

ARTICLE 6
GENERAL

6.1	Subordination Agreements

Notwithstanding anything to the contrary in this Plan and for the avoidance of doubt, nothing herein, including the issuance of the New 2026 Notes, shall modify or affect the agreements and terms set forth in the Subordination Agreements or release, discharge, or waive any Claims thereunder as against Subordinate Creditors. From and after the consummation of the transactions contemplated hereunder, including the issuance of the New 2026 Notes, the Subordination Agreements shall remain in full force and effect in accordance with their terms.

6.2	Deemed Consents, Waivers and Agreements

(a)	At the Effective Time, each 2024 Noteholder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety; and

(b)	Each Ayr Entity, 2024 Noteholder and beneficial owner of 2024 Notes shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety.

6.3	Waiver of Defaults

From and after the Effective Time, all Persons named or referred to in, or subject to, this Plan shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, from and after the Effective Time, all Persons shall be deemed to have:

(a)	waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, seller note, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the 2024 Notes, the 2024 Note Documents, this Plan, the Arrangement, the Support Agreement, the transactions contemplated hereunder, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded, irrevocably waived and of no further force or effect; provided that nothing shall be deemed to excuse (i) the Applicant or the other Ayr Entities, and their respective successors and assigns, from performing their obligations under this Plan or any contract or agreement entered into pursuant to, in connection with, or contemplated by, this Plan, or (ii) the Backstop Provider from performing its obligations under the Backstop Commitment Letter; and

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(b)	agreed that if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Applicant or the other Ayr Entities prior to the Effective Date and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.

For greater certainty, nothing in this Plan shall release or waive Claims in respect of the Release Carve-Outs.

6.4	Compliance with Deadlines

The Applicant has the right to waive strict compliance with any election or other deadlines pursuant to this Plan (with the prior consent of the Requisite Supporting Senior Noteholders, which shall not be unreasonably withheld or delayed), and shall be entitled to waive any deficiencies with respect to any forms or other documentation submitted pursuant to this Plan.

6.5	Paramountcy

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, guarantee, subordination agreement, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the 2024 Noteholders and any one or more of Ayr, the Applicant and/or the Existing Guarantors with respect to the 2024 Note Documents as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority. In the event of any conflict between this Plan and the 2026 Notes Documents, the 2026 Notes Documents shall take precedence and priority.

6.6	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

6.7	Amendment or Modification of Plan

(a)	The Applicant reserves the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, in a manner consistent with the Support Agreement or otherwise reasonably acceptable to the Requisite Supporting Senior Noteholders; provided that any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, subject to Section 6.7(c) below, if made following the 2024 Noteholders Meeting, approved by the Court, and (ii) communicated to the 2024 Noteholders in the manner required by the Court (if so required).

(b)	Any amendment, restatement, modification or supplement to this Plan may be proposed by the Applicant, in a manner consistent with the Support Agreement or otherwise reasonably acceptable to the Requisite Supporting Senior Noteholders, at any time prior to or at the 2024 Noteholders Meeting, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the 2024 Noteholders Meeting, shall become part of this Plan for all purposes.

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(c)	Any amendment, restatement, modification or supplement to this Plan may be made following the 2024 Noteholders Meeting by the Applicant, in a manner consistent with the Support Agreement or otherwise reasonably acceptable to the Requisite Supporting Senior Noteholders, without requiring filing with, or approval of, the Court; provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the 2024 Noteholders.

(d)	Any amendment, restatement, modification or supplement to this Plan that is approved or directed by the Court following the 2024 Noteholders Meeting shall be effective only if it is consented to by each of Ayr, the Applicant and the Requisite Supporting Senior Noteholders (in each case, acting reasonably).

(e)	Any amendment, supplement or modification of this Plan that materially adversely affects any of the Supporting Senior Noteholders in a disproportionate manner shall require the written approval of the adversely affected Supporting Senior Noteholder.

6.8	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, prepaid mail or email addressed to the respective parties as follows:

(a)	if to the Applicant or Ayr, at:

c/o Ayr Wellness Inc.

2601 South Bayshore Drive, Suite 900

Miami, Florida 33133

Attention: Chief Financial Officer

with a copy (which shall not be deemed notice) to:

Stikeman Elliott LLP

5300 Commerce Court West,
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Stikeman Elliott LLP
E-mail: SEProjectDior@stikeman.com

and

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Attention: Ray C. Schrock, David J. Cohen and Merritt Johnson
E-mail: Ray.Schrock@weil.com; DavidJ.Cohen@weil.com; Merritt.Johnson@weil.com

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(b)	if to any Supporting Senior Noteholder, at:

Goodmans LLP

Bay Adelaide Centre - West Tower
333 Bay Street, Suite 3400
Toronto, ON  M5H 2S7

Attention: Brendan O’Neill and Bradley Wiffen

E-mail: boneill@goodmans.ca; bwiffen@goodmans.ca

and

Paul Hastings LLP
200 Park Avenue
New York, New York 10166

Attention: Erez Gilad and Alex Cota
E-mail: erezgilad@paulhastings.com; alexcota@paulhastings.com

(c)	if to the Indenture Trustee, the Transfer Agent, the Warrant Agent or the Depositary, at:

Odyssey Trust Company

Stock Exchange Tower

1230 – 300 5th Avenue SW

Calgary AB T2P 3C4

Attn: Corporate Trust

or to such other address as any party above may from time to time notify the others in accordance with this Section 6.8. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada or the United States, all notices and communications during such interruption may only be given or made by personal delivery, courier or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made, in the case of notice by way of personal delivery, courier or email, shall be deemed to have been given or made and to have been received on the day of delivery, couriering or of emailing, as applicable, if received on a Business Day before 5:00 p.m. (local time), or on the next following Business Day if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the fifth Business Day following the date on which such notice or other communication is mailed or couriered. The unintentional failure by the Applicant to give a notice contemplated hereunder to any particular 2024 Noteholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

6.9	Consent of Supporting Senior Noteholders

For the purposes of this Plan, any matter requiring the agreement, waiver, consent or approval of the Supporting Senior Noteholders or Requisite Supporting Senior Noteholders shall be deemed to have been agreed to, waived, consented to or approved by the Supporting Senior Noteholders or Requisite Supporting Senior Noteholders, as applicable, if such matter is agreed to, waived, consented to or approved in writing (which can be by way e-mail) by any of the Supporting Senior Noteholders Advisors on behalf of the Supporting Senior Noteholders or the Requisite Supporting Senior Noteholders, as applicable, provided that such Supporting Senior Noteholders Advisors confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Supporting Senior Noteholders or the Requisite Supporting Senior Noteholders, as applicable.

6.10	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality (except as provided herein), each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by Ayr, the Applicant or the Requisite Supporting Senior Noteholders to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

APPENDIX C

FORM OF PROXY

C-1

AYR Wellness Inc. Form of Proxy – Special Meeting to be held on December 15, 2023 Trader’s Bank Building 702, 67 Yonge St. Toronto, ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of AYR Wellness Inc. hereby appoint Brad Asher, or failing this person, David Goubert OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of AYR Wellness Inc. to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 at 10:00am (Eastern Time) or at any adjournment thereof. 1. Special Resolution. To approve a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “CBCA”) of AYR Wellness Canada Holdings Inc. and involving the Corporation and its other subsidiaries, as more particularly described and set forth in the management information circular of the Corporation, as it may be amended. For Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date / / MM / DD / YY

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00am, Eastern Time, on December 13, 2023. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Special Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: To Vote Your Proxy Online please visit: https://login.odysseytrust.com/pxlogin You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.

APPENDIX D
NOTICE OF APPLICATION

Electronically issued / Délivré par voie électronique : 14-Nov-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00709606-00CL

Court File No.: ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF RULES 14.05(2) and 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF AYR WELLNESS CANADA HOLDINGS INC., AND INVOLVING AYR WELLNESS INC., 242 CANNABIS LLC, AYR OHIO LLC, AYR WELLNESS HOLDINGS LLC, AYR WELLNESS NJ LLC, BP SOLUTIONS LLC, CSAC ACQUISITION IL CORP., CSAC ACQUISITION NJ CORP., CSAC ACQUISITION NV CORP., CSAC ACQUISITION TX CORP., CSAC HOLDINGS INC., CULTIVAUNA, LLC, DFMMJ INVESTMENTS LLC, DWC INVESTMENTS, LLC, GREEN LIGHT HOLDINGS, LLC, GREEN LIGHT MANAGEMENT, LLC, HERBAL REMEDIES DISPENSARIES, LLC, KLYMB PROJECT MANAGEMENT, INC., KYND-STRAINZ LLC, LEMON AIDE LLC, LIVFREE WELLNESS LLC, PA NATURAL MEDICINE LLC, PARKER SOLUTIONS NJ, LLC, TAHOE CAPITAL COMPANY, TAHOE HYDROPONICS COMPANY, LLC, TAHOE-RENO BOTANICALS, LLC, TAHOE-RENO EXTRACTIONS, LLC, CSAC ACQUISITION FL CORP., CSAC ACQUISITION INC., CSAC ACQUISITION MA II CORP., AMETHYST HEALTH LLC, CANNTECH PA, LLC, CSAC ACQUISITION CONNECTICUT LLC, MERCER STRATEGIES PA, LLC, CSAC ACQUISITION PA CORP., CSAC ACQUISITION PA II CORP., DOCHOUSE, LLC, SIRA NATURALS, INC., ESKAR LLC AND AYR NJ LLC, CSAC OHIO, LLC, MERCER STRATEGIES FL, LLC, PARKER RE MA, LLC, PARKER RE PA, LLC, PARKER SOLUTIONS IL, LLC, PARKER SOLUTIONS OH, LLC, PARKER SOLUTIONS PA, LLC, PARKER SOLUTIONS FL, LLC, MERCER STRATEGIES MA, LLC, PARKER SOLUTIONS MA, LLC

AYR WELLNESS CANADA HOLDINGS INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐	In writing

☐	In person

☐	By telephone conference

☒	By video conference

by Zoom, on December 19, 2023, at 10:00 a.m.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least two days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	November 14, 2023	Issued by
Local Registrar
		Address of court office:	Superior Court of Justice
330 University Avenue, 9th Floor
Toronto ON M5G 1R7

TO:	THE DIRECTORS OF AYR WELLNESS CANADA HOLDINGS INC.
AND TO:	THE AUDITOR OF AYR WELLNESS INC.
AND TO:	ALL HOLDERS OF SUBORDINATE, RESTRICTED AND LIMITED VOTING SHARES OF AYR WELLNESS INC.
AND TO:	ALL HOLDERS OF MULTIPLE VOTING SHARES OF AYR WELLNESS INC.
AND TO:	ALL HOLDERS OF OPTIONS OF AYR WELLNESS INC.
AND TO:	ALL HOLDERS OF WARRANTS OF AYR WELLNESS INC.
AND TO:	ALL HOLDERS OF RESTRICTED SHARE UNITS OF AYR WELLNESS INC. AND CSAC ACQUISITION INC.
AND TO:	ALL HOLDERS OF EXCHANGEABLE SHARES THAT ARE EXCHANGEABLE FOR SUBORDINATE, RESTRICTED OR LIMITED VOTING SHARES OF AYR WELLNESS INC.
AND TO:	ALL HOLDERS OF DEBT SECURITIES OF AYR WELLNESS INC. AND SUBSIDIARIES OF AYR WELLNESS INC.
AND TO:	THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT
Corporations Canada C.D. Howe Building
West Tower, 7th Floor
235 Queen Street
Ottawa, ON K1A 0H5

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

(a)	an interim order for advice and directions pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), authorizing Ayr Wellness Inc.(“Ayr Parent”) to convene a special meeting (the “Meeting”) of the holders of the 12.5% senior notes due December 10, 2024 issued by Ayr Parent (the “2024 Notes” and holders of such 2024 Notes, the “2024 Noteholders”) to consider and vote on a special resolution to approve a plan of arrangement under section 192 of the CBCA (the “Arrangement”) involving Ayr Wellness Canada Holdings Inc. (“Ayr”) and Ayr Parent, among others;

(b)	a final order (the “Final Order”) approving the Arrangement pursuant to subsections 192(3) and 192(4) of the CBCA;

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other relief as this Court deems just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)	Ayr is a corporation governed by the provisions of the CBCA with its registered office located in Toronto, Ontario. Ayr was incorporated for the purposes of facilitating the transactions contemplated by the Arrangement. Ayr is a wholly-owned subsidiary of Ayr Parent, a U.S. based national cannabis consumer packaged goods company and retailer that is headquartered in Miami, Florida. Ayr Parent is governed by the provisions of the Business Corporations Act (British Columbia);

(b)	The 2024 Notes are traded on the Canadian Securities Exchange under the symbol “AYR.NT.U”;

(c)	Ayr wishes to effect a fundamental change in the nature of an arrangement under the provisions of the CBCA;

(d)	pursuant to the Arrangement, among other things and as further described in the plan of arrangement, the 2024 Notes will be transferred to Ayr in exchange for: (i) an equal principal amount of new 13% secured notes due December 10, 2026, which will be guaranteed by Ayr Parent and each of Ayr Parent’s other subsidiaries; and (ii) shares in the capital of Ayr Parent based on each 2024 Noteholder’s pro rata share of the total principal amount of the 2024 Notes. In addition, Ayr will issue (i) additional 13% secured notes due December 10, 2026 in the aggregate principal amount of US$50 million to certain existing 2024 Noteholders in exchange for US$40 million in cash consideration (representing a 20% original issue discount); (ii) subordinate voting shares subject to receipt of the US$40 million cash consideration in respect of the additional notes; and (iii) a special distribution of 23,046,067 anti-dilutive warrants to purchase Subordinate Voting Shares of Ayr Parent;

(e)	the Arrangement is an “arrangement” within the meaning of subsection 192(1) of the CBCA;

(f)	all statutory requirements under section 192 and other applicable provisions of the CBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(g)	the directions set out and the approvals required pursuant to any interim order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application;

(h)	Ayr meets the solvency requirements of subsection 192(2) of the CBCA;

(i)	it is not practicable for Ayr to effect a fundamental change in the nature of the Arrangement other than pursuant to the provisions of section 192 of the CBCA;

(j)	the Application has been put forward in good faith for a bona fide business purpose, and has a material connection to the Toronto region as Ayr’s registered office is located in Toronto, Ontario, among other things;

(k)	the Arrangement is fair and reasonable;

(l)	certain of the 2024 Noteholders and other parties to be served are resident outside of Ontario and will be served pursuant to the terms of the Interim Order and rule 17.02(n) of the Rules of Civil Procedure;

(m)	section 192 of the CBCA;

(n)	National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer;

(o)	the Final Order approving the Arrangement, if made, will serve as the basis for an exemption pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which exempts from registration under the U.S. Securities Act those securities that are issued in specified exchange transactions where the terms and conditions of such issuance and exchange are approved after a hearing by a court or governmental authority of competent jurisdiction upon the substantive and procedural fairness of such terms and conditions, of which all persons to whom it is proposed to issue securities in exchange shall have received adequate and timely notice and at which each such person has been accorded the right to appear;

(p)	Rules 3.02(1), 14.05(2), 16.04(1), 17.02, 37 and 38 of the Rules of Civil Procedure; and

(q)	such further and other grounds as counsel may advise and this Court may permit.

3.     THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	the Affidavit of Brad Asher, sworn November 13, 2023, and the exhibits thereto;

(b)	a further or supplementary affidavit, to be affirmed, and the exhibits thereto, reporting as to compliance with any interim order, if granted, and the results of the Meeting conducted pursuant to such interim order; and;

(c)	such further and other materials as counsel may advise and this Court may permit.

November 14, 2023	STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Alexander D. Rose LSO#49415P
arose@stikeman.com
Tel: (416) 869-5261

Lee Nicholson LSO# 66412I
leenicholson@stikeman.com
Tel: (416) 869-5604

Zev Smith LSO# 70756R
zsmith@stikeman.com
Tel: (416) 869-5260
Lawyers for the Applicant

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED	Court File No:

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF AYR WELLNESS CANADA HOLDINGS INC., et al

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto NOTICE OF APPLICATION

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Alexander D. Rose LSO#49415P

arose@stikeman.com

Tel: (416) 869-5261

Lee Nicholson LSO# 66412I

leenicholson@stikeman.com

Tel: (416) 869-5604

Zev Smith LSO# 70756R

zsmith@stikeman.com

Tel: (416) 869-5260

Lawyers for the Applicant

APPENDIX E
INTERIM ORDER

Electronically issued / Délivré par voie électronique : 15-Nov-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00709606-00CL

Court File No.: CV-23-00709606-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
THE HONOURABLE	)	WEDNESDAY, THE 15th
JUSTICE WILTON-SIEGEL	) )	DAY OF NOVEMBER, 2023
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND IN THE MATTER OF RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF AYR WELLNESS CANADA HOLDINGS INC., AND INVOLVING AYR WELLNESS INC., 242 CANNABIS LLC, AYR OHIO LLC, AYR WELLNESS HOLDINGS LLC, AYR WELLNESS NJ LLC, BP SOLUTIONS LLC, CSAC ACQUISITION IL CORP., CSAC ACQUISITION NJ CORP., CSAC ACQUISITION NV CORP., CSAC ACQUISITION TX CORP., CSAC HOLDINGS INC., CULTIVAUNA, LLC, DFMMJ INVESTMENTS LLC, DWC INVESTMENTS, LLC, GREEN LIGHT HOLDINGS, LLC, GREEN LIGHT MANAGEMENT, LLC, HERBAL REMEDIES DISPENSARIES, LLC, KLYMB PROJECT MANAGEMENT, INC., KYND-STRAINZ LLC, LEMON AIDE LLC, LIVFREE WELLNESS LLC, PA NATURAL MEDICINE LLC, PARKER SOLUTIONS NJ, LLC, TAHOE CAPITAL COMPANY, TAHOE HYDROPONICS COMPANY, LLC, TAHOE-RENO BOTANICALS, LLC, TAHOE- RENO EXTRACTIONS, LLC, CSAC ACQUISITION FL CORP., CSAC ACQUISITION INC., CSAC ACQUISITION MA II CORP., AMETHYST HEALTH LLC, CANNTECH PA, LLC, CSAC ACQUISITION CONNECTICUT LLC, MERCER STRATEGIES PA, LLC, CSAC ACQUISITION PA CORP., CSAC ACQUISITION PA II CORP., DOCHOUSE, LLC, SIRA NATURALS, INC., ESKAR LLC AND AYR NJ LLC, CSAC OHIO, LLC, MERCER STRATEGIES FL, LLC, PARKER RE MA, LLC, PARKER RE PA, LLC, PARKER SOLUTIONS IL, LLC, PARKER SOLUTIONS OH, LLC, PARKER SOLUTIONS PA, LLC, PARKER SOLUTIONS FL, LLC, MERCER STRATEGIES MA, LLC, PARKER SOLUTIONS MA, LLC

INTERIM ORDER

THIS MOTION made by the Ayr Wellness Canada Holdings Inc. (the “Applicant” and together with Ayr Wellness Inc., “Ayr”) for an interim order (this “Interim Order”) in connection with an arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day by judicial videoconference via Zoom.

ON READING the Notice of Motion, the Notice of Application issued on November 14, 2023 and the affidavit of Brad Asher, sworn November 13, 2023, (the “Asher Affidavit”), including the Plan of Arrangement attached as Appendix B (as amended, restated, supplemented, the “Plan”) to the draft management information circular of Ayr (the “Information Circular”), which is attached as Exhibit A to the Asher Affidavit, and on hearing the submissions of counsel for Ayr and counsel for certain holders of the 12.5% senior notes due December 10, 2024 issued by Ayr Wellness Inc. (the “2024 Notes” and holders of such 2024 Notes, the “2024 Noteholders”) party to the Support Agreement dated October 31, 2023, including all schedules attached thereto (the “Support Agreement”) among Ayr, certain affiliates of Ayr, and the 2024 Noteholders party thereto (the “Supporting Senior Noteholders”), and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

Definitions

1.            THIS COURT ORDERS that all definitions used in this Interim Order shall have the meanings ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2.            THIS COURT ORDERS that Ayr is permitted to call, hold and conduct a special meeting (the “Meeting”) of the 2024 Noteholders to be held at the offices of Stikeman Elliott LLP at 5300 Commerce Court West; 199 Bay Street; Toronto Ontario M5L 1B9 on December 15, 2023 at 10:00 a.m. (Toronto time) for the 2024 Noteholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving the Arrangement and the Plan (collectively, the “Arrangement Resolution”).

3.            THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of 2024 Noteholders, which accompanies the Information Circular (the “Notice of Meeting”) and the trust indenture dated December 10, 2020 among Ayr and the indenture trustee, Odyssey Trust Company (the “Indenture Trustee”), as amended, restated, and/or supplemented (the “Existing Indenture”), subject to what may be provided hereafter and subject to further order of this court.

4.            THIS COURT ORDERS that the record date (the “Record Date”) for determination of the 2024 Noteholders entitled to notice of, and to vote at, the Meeting shall be 5:00 p.m. (Toronto time) on November 8, 2023.

5.            THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the 2024 Noteholders as of the Record Date or their authorized proxyholders;

b)	representatives and advisors of the 2024 Noteholders as of the Record Date, including the representatives and advisors of the Supporting Senior Noteholders;

c)	the officers, directors, auditors and advisors of Ayr;

d)	the Indenture Trustee and its advisors;

e)	the Director; and

f)	other persons who may receive the permission of the Chair (as defined below) of the Meeting.

6.            THIS COURT ORDERS that Ayr may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Chair and Quorum

7.           THIS COURT ORDERS that any officer or director of Ayr may act as chair of the Meeting (the “Chair”).

8.            THIS COURT ORDERS that the Chair of the Meeting shall be determined by Ayr and that the quorum at the Meeting shall be not less than 25% of the principal amount of the 2024 Notes entitled to be voted at the Meeting by 2024 Noteholders, whether present in person or represented by proxy. If a quorum is not present at the Meeting, the Meeting may be adjourned to the second business day following the original scheduled date of the Meeting, at the same time and place, and no notice shall be required to be given in respect of such adjourned Meeting. At the adjourned Meeting, the 2024 Noteholders present in person or by proxy shall form a quorum.

Amendments to the Arrangement and Plan

9.            THIS COURT ORDERS that, subject to the terms of the Support Agreement, Ayr is authorized to make, subject to paragraph 10, such amendments, modifications or supplements to the Arrangement and the Plan as it may determine without any additional notice to the 2024 Noteholders or others entitled to receive notice under this Interim Order, provided that such amendments, modifications or supplements (a) are to correct clerical errors, (b) would not, if disclosed, reasonably be expected to affect a 2024 Noteholder’s voting decision in respect of the Arrangement Resolution, or (c) are authorized by subsequent order of the Court, and the Arrangement and Plan, as so amended, modified or supplemented, shall be the Arrangement and Plan to be submitted to the 2024 Noteholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements to the Arrangement or the Plan may be made following the Meeting, but shall be subject to the terms of the Support Agreement and the Plan and, if appropriate, further direction by this Court at the hearing for the final order approving the Arrangement (the “Final Order”).

10.            THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan are made after initial notice is provided as contemplated in paragraph 14 herein, and such amendments, modifications or supplements would, if disclosed, reasonably be expected to affect a 2024 Noteholder’s voting decision in respect of the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Ayr may determine.

Amendments to the Information Circular

11.            THIS COURT ORDERS that Ayr is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with this Interim Order.

Adjournments and Postponements

12.            THIS COURT ORDERS that Ayr, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the 2024 Noteholders respecting the adjournment or postponement, and subject to paragraph 7, notice of any such adjournment or postponement shall be given by such method as Ayr may determine is appropriate in the circumstances.

13.            THIS COURT ORDERS that any adjournment or postponement of the Meeting shall not have the effect of modifying the Record Date for 2024 Noteholders entitled to receive notice of or to vote at the Meeting.

Notice of Meeting

14.           THIS COURT ORDERS that to effect notice of the Meeting, Ayr shall send, or cause to be sent, the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Ayr may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows:

a)	to the 2024 Noteholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)	by pre-paid ordinary or first-class mail at the addresses of the 2024 Noteholders as they appear on the books and records of Ayr or the Indenture Trustee, at the close of business on the Record Date;

ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by facsimile or electronic transmission to any 2024 Noteholder, who is identified to the satisfaction of Ayr, who requests such transmission in writing and, if required by Ayr, who is prepared to pay the charges for such transmission;

b)	to non-registered 2024 Noteholders by providing sufficient copies of the Meeting Materials to Intermediaries and CDS in a timely manner, in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer,

c)	to the directors and auditor of Ayr, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

15.            THIS COURT ORDERS that Ayr is hereby directed to provide notice to the Ayr Shareholders and Ayr Exchangeable Shareholders and beneficial holders of SVS Shares by (a) posting on SEDAR+ the Notice of Application and this Interim Order (collectively, the “Court Materials”) and the letter to Ayr Shareholders and Ayr Exchangeable Shareholders in substantially the form attached as Exhibit “G” to the Asher Affidavit (the “Shareholder Letter”); (b) issuing a press release in respect of obtaining this Interim Order and the hearing to obtain the Final Order; and (c) distributing the Shareholder Letter to them by any method permitted under paragraph 14 of this Interim Order, as soon as reasonably practicable following the distribution of the Meeting Materials.

16.            THIS COURT ORDERS that accidental failure or omission by Ayr, the Indenture Trustee, CDS, Intermediaries or other applicable agents to give notice of the meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Ayr, or the non-receipt of such notice, shall not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Ayr, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

17.            THIS COURT ORDERS that, subject to the terms of the Support Agreement, Ayr is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Ayr may determine (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 10, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Ayr may determine.

18.            THIS COURT ORDERS that distribution of the Meeting Materials, Court Materials and Shareholder Letter pursuant to paragraphs 14 and 15 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 14 and 15 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials, Court Materials or Shareholder Letter or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 10 above.

Solicitation and Revocation of Proxies

19.            THIS COURT ORDERS that Ayr is authorized to use the proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Ayr may determine are necessary or desirable. Ayr is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.            THIS COURT ORDERS that in order to cast a vote at the Meeting, a beneficial holder of 2024 Notes must submit its voting instructions to its Intermediary in accordance with instructions provided by the Intermediary such that proxies are received at or prior to 5:00 pm (Toronto time) on December 13, 2023 or, in the event that the Meeting is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second business day before the date of any adjournment or postponement of the Meeting (the “Voting Deadline”). Beneficial holders of 2024 Notes shall be entitled to revoke their voting instructions in accordance with the instructions provided by their Intermediary, provided all revocations of proxies shall be received by the Voting Deadline.

21.            THIS COURT ORDERS, subject to the terms of the Support Agreement, Ayr may waive or extend the time limits set out herein or in the Information Circular for the deposit or revocation of voting instructions (including, without limitation, the Voting Deadline) with the consent of the Requisite Supporting Senior Noteholders, not to be unreasonably withheld.

Voting

22.            THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those 2024 Noteholders who hold Notes as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies solicited by Ayr that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

23.            THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per U.S.$1.00 of principal amount of 2024 Notes held by the applicable 2024 Noteholder as of the Record Date. In order for the Arrangement Resolution to have been considered to have been approved at the Meeting, the Arrangement Resolution must be passed at the Meeting by an affirmative vote of at least two-thirds (66 2∕3%) in value of the votes cast in respect of the Arrangement Resolution at the Meeting, in person or by proxy, by the 2024 Noteholders. Such votes shall be sufficient to authorize Ayr to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the 2024 Noteholders, subject only to the granting of the Final Order by the Court and the satisfaction or waiver of the conditions to the Plan pursuant to its terms.

24.            THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Ayr (other than in respect of the Arrangement Resolution), each Noteholder is entitled to one vote for each U.S.$1.00 of principal amount of 2024 Notes held by such 2024 Noteholder as of the Record Date.

Hearing of Application for Approval of the Arrangement

25.            THIS COURT ORDERS that, upon and subject to approval of the Arrangement Resolution at the Meeting in the manner set forth in this Interim Order, Ayr may apply to this Court for the Final Order.

26.            THIS COURT ORDERS that distribution of the Notice of Application, the Interim Order in the Information Circular, and the Shareholder Letter, when sent in accordance with this Interim Order, shall constitute good and sufficient service of the Notice of Application, this Interim Order and the Final Order to be sought by Ayr, and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27.            THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Ayr, with a copy to counsel for the Supporting Senior Noteholders, as soon as reasonably practicable and, in any event, no less than two days before the hearing of this Application at the following addresses:

STIKEMAN ELLIOTT LLP		GOODMANS LLP
Barristers & Solicitors		Bay-Adelaide Centre
5300 Commerce Court West		3400-333 Bay Street
199 Bay Street		Toronto, Ontario M5H 2S7
Toronto, Ontario M5L 1B9

Attn:	Alexander D. Rose / Lee Nicholson / Zev Smith	Attn:	Brendan O’Neill / Bradley Wiffen

Email:	arose@stikeman.com	Email:	boneill@goodmans.ca
	Ieenicholson@stikeman.com		bwiffen@goodmans.ca
zsmith@stikeman.com

Fax:	(416) 947-0866	Fax:	(416) 979-1234

Lawyers for Ayr		Lawyers for the Supporting Senior Noteholders

28.            THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Ayr;

ii)	the 2024 Noteholders (including counsel for the Supporting Senior Noteholders);

iii)	the Indenture Trustee;

iv)	the Director;

v)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure; and

vi)	the respective legal counsel for any of the foregoing persons.

29.            THIS COURT ORDERS that any materials to be filed by Ayr in support of the within Application for final approval of the Arrangement may be filed up to one (1) day prior to the hearing of the Application without further order of this Court.

30.            THIS COURT ORDERS that in the event the Application for the Final Order does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Service and Notice

31.            THIS COURT ORDERS that the Applicant and its counsel are at liberty to serve or distribute this Order and any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Stay of Proceedings

32.            THIS COURT ORDERS from 12:01 a.m. (Toronto time) on the date of this Interim Order until the earlier of (i) the effective time of the Arrangement, and (ii) further order of this Court, no right, remedy or proceeding, including, without limitation, any right to terminate, demand, accelerate, set off, amend, declare in default or take any other action under or in connection with any loan, note, commitment, indenture, instrument, contract, licence, permit or other agreement of any kind of nature whatsoever, whether written or oral (an “Agreement”), at law or under contract, may be exercised, commenced or proceeded with by: (i) any 2024 Noteholder; (ii) the Indenture Trustee, or (iii) any other person party to or a beneficiary of any Agreement with Ayr or any subsidiary or affiliate of Ayr (each a “Ayr Entity” and collectively, the “Ayr Entities”), against or in respect of the Ayr Entities or any of the present or future property, assets, rights or undertakings of the Ayr Entities, of any nature and wherever located, by reason or as a result of:

(a)	the Applicant having made an application to this Court pursuant to Section 192 of the CBCA;

(b)	an Ayr Entity being a party to or involved in this proceeding, any foreign recognition proceedings or the Arrangement;

(c)	an Ayr Entity taking any steps contemplated by or related to these proceedings or the Arrangement; or

(d)	any default or cross-default arising under any Agreement to which an Ayr Entity is a party, including, without limitation, the Existing Indenture, as a result of any circumstance listed above,

(collectively, the “Specified Events”), in each case except with the prior written consent of Ayr or leave of this Court, provided that, for greater certainty, nothing in this Interim Order shall operate to stay the Indenture Trustee or the 2024 Noteholders from exercising any rights or remedies against Ayr or any other Ayr Entity as a result of the occurrence of a default or event of default, other than the Specified Events, under the Existing Indenture or any related guarantee or security document.

Precedence

33.            THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the 2024 Notes, the CBCA, the articles of incorporation, by-laws or other constating documents of Ayr, this Interim Order shall govern.

Extra-Territorial Assistance

34.            THIS COURT HEREBY REQUESTS the aid and recognition of any court, tribunal, regulatory or administrative body having jurisdiction in Canada, the United States, or any other foreign jurisdiction, to give effect to this Interim Order and to act in aid of and to assist this Court and Ayr and its respective agents in carrying out the terms of this Interim Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to Ayr as may be necessary or desirable to give effect to this Interim Order, to grant representative status to Ayr in any foreign proceeding, or to assist Ayr and its respective agents in carrying out the terms of this Interim Order.

Indenture Trustee

35.            THIS COURT ORDERS that the Indenture Trustee is authorized and directed to take all such actions as set out in this Interim Order and the Indenture Trustee shall not incur any liability as a result of carrying out or observing the provisions of this Interim Order or the Existing Indenture or the taking of any action incidental hereto, save and except for any gross negligence or wilful misconduct on its part.

Variance

36.            THIS COURT ORDERS that Ayr shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED	Court File No: CV-23-00709606-00CL

AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF AYR WELLNESS CANADA HOLDINGS INC., et al

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto ORDER

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Alexander D. Rose LSO#49415P

arose@stikeman.com

Tel: (416) 869-5261

Lee Nicholson LSO# 664121

leenicholson@stikeman.com

Tel: (416) 869-5604

Zev Smith LSO# 70756R

zsmith@stikeman.com

Tel: (416) 869-5260

Lawyers for the Applicant

APPENDIX F

FAIRNESS OPINION

KOGER VALUATIONS INC.

Business Valuation and

Litigation Support

45 Coalport Dr.

Toronto, Ontario

M1N 4B5

Bus/Fax 416-690-7717

Res. 416-694-4633

email: tkvaluator@aol.com

PRIVATE & CONFIDENTIAL

October 31, 2023

The Special Committee of the Board of Directors

-and-

The Board of Directors

of

Ayr Wellness Inc.

Dear Sirs / Mesdames:

Ayr Wellness Inc. (‘Ayr’), acting though a Special Committee of the Board of Directors of Ayr (the ‘Special Committee’), retained Koger to provide an opinion as to the fairness from a financial point of view (the ‘Fairness Opinion’) of the proposed Transaction. This Fairness Opinion has been prepared in accordance with the standards of the Canadian Institute of Chartered Business Valuators and was presented to the Special Committee.

All amounts in this fairness opinion are in US dollars unless indicated otherwise.

CREDENTIALS OF KOGER

Koger is a business valuation firm in its thirty-third year of operation. The firm has broad based experience in providing valuations fairness opinions and other services to both private and public companies operating in a variety of different industries.

ENGAGEMENT OF KOGER BY THE SPECIAL COMMITTEE

The Special Committee formally retained Koger by letter dated May 10, 2023, to provide this Fairness Opinion. Pursuant to the terms of this engagement Ayr has agreed to pay Koger a fee based on estimated hours for providing this Fairness Opinion. No portion of the fee payable to Koger is contingent on the completion of the Exchange Transaction or on the conclusions reached herein.

Koger consents to providing this Fairness Opinion in its entirety to shareholders of Ayr, holders of the Senior Notes, to the courts and to regulatory authorities in connection with the Exchange Transaction, which will be accomplished by including the Fairness Opinion in the Circular.

INDEPENDENCE OF KOGER

The analyses and research used in preparing the Fairness Opinion were carried out solely by Thomas A. Koger, the President of Koger, as an independent and neutral expert. No one has put any restriction on the scope of his work, opinion or conclusions. We, and Mr. Koger in his personal capacity, also confirm that we are independent for the purposes of this engagement and, without limiting the foregoing, have no financial interest or future expected financial interest in any entity involved in the Exchange Transaction.

AYR

Ayr is listed is listed on the CNSX as a publicly traded Canadian company. It has a market capitalization (undiluted) of just over $CDN100 million as of the date hereof. The headquarters of the Company is located in Miami, Florida.

The Exchange Transaction is Ayr’s latest move to address debt issues. Earlier in 2023 the Company contingently deferred paying $69 million in debt obligations.

TERMS OF THE EXCHANGE TRANSACTION

The old 12.5% Senior Notes will be swapped for 13% New Senior Notes with the same principal amount, namely $243 million, with a target closing date of December 31, 2023. The additional terms of the Exchange Transaction are as follows:

•	The holders of the New Senior Notes will also receive Ayr shares equal to 24.9% of Ayr’s post-closing share total (not counting 2.9 million existing warrants exercisable through May 2024, treasury shares and new anti-dilutive warrants to be issued by Ayr as part of the Exchange Transaction). 50% of the new shares issued will be subject to standard lock-up provisions for six months following closing;

•	Holders of Senior Notes who agreed to support the Exchange Transaction may also participate in Ayr’s issuance of New Senior Notes up to $50 million at a 20% original issue discount yielding up to $40 million in cash for Ayr (‘New Money Notes’);

•	One holder of the Senior Notes will backstop the issuance of New Money Notes in exchange for a backstop premium, payable in Ayr shares worth 5.1% of Ayr’s post-closing share total; and,

•	Existing shareholders of Ayr will get warrants to acquire up to 16.5% of the Company’s post-closing share total (assuming exercise of the new anti-dilutive warrants) to counter the other dilutive aspects of the Exchange Transaction. They will have a term of two years from the closing date and an exercise price based on a 40% premium to the 10 day VWAP share price at the time of public announcement.

In conjunction with the Exchange Transaction the May 2019 LivFree Wellness promissory note is being amended. It was originally issued for $20 million with maturity in five years. Under the amendment Ayr will make a $3 million principal repayment and defer the remaining $17 million of principal and $5 million of accrued paid-in-kind interest until May 2026. The interest rate on the LivFree note will be increased from 6% to 10% annually and converted from paid-in-kind interest to monthly cash interest.

With the Exchange Transaction, Ayr will extend approximately $82 million of debt obligations in total (inclusive of the LiveFree note amendment) under the seller notes for two (2) years as well.

SCOPE OF REVIEW

Prior to preparing our Fairness Opinion we reviewed the terms of the Exchange Transaction. We subsequently met with the Special Committee and assessed, among other things, whether the terms of the Exchange Transaction are fair from a financial point of view to the shareholders of Ayr and the holders of Senior Notes. In carrying out this assignment, among other things, we were provided with all documents we requested which was supplemented with additional research on Ayr and the Cannabis Industry. We reviewed and relied on the following information (among other items):

1.	The term sheet for the Exchange Transaction;

2.	The audited financial statements and management’s discussion and analysis of Ayr for the year ended December 31, 2022;

3.	The quarterly financial statements and management’s discussion and analysis of Ayr for the six-months ended June 30, 2023;

4.	Various corporate records of Ayr including management information circulars, historical financial statements, quarterly and annual management discussion and analyses, material change reports issued by Ayr, and annual information filings;

5.	A bondholder presentation by Ayr dated August 2023 (and later updated);

6.	All publicly traded share values were confirmed through Bloomberg;

7.	The Amendment dated March 1, 2023 to the Short Form Base Shelf Prospectus dated November 30, 2022; and,

8.	A management letter wherein it is confirmed that Koger has been provided with all relevant documents with respect to the Exchange Transaction and that there are no material issues that have not been disclosed to them which could impact the Fairness Opinion.

QUALIFICATIONS AND RESTRICTIONS

Koger understands that the Fairness Opinion will be contained in the Circular being sent to the holders of the Senior Notes of Ayr. We do not assume any responsibility to the parties to the Exchange Transaction or to third parties if this Fairness Opinion is used in ways other than for its intended purpose. We reserve the right (but will be under no obligation) to review our Fairness Opinion in the light of any new facts, trends, or changing conditions subsequently brought to our attention and which may have existed at the date of this Fairness Opinion.

ASSUMPTIONS

In preparing this Fairness Opinion, we have assumed that all the information supplied to us by the management of Ayr is accurate and complete. We have further assumed that all significant factors, contracts or agreements in effect at the date hereof that would have an impact as to the conclusions arrived at in this report have been disclosed to us and there are no material undisclosed liabilities. We have further assumed that all licenses, consents and required authorizations to complete the Exchange Transaction will be obtained and that all existing licenses are in force for Ayr. We have also assumed that Ayr does not have any material contingent liabilities other than those disclosed in its financial statements and/or by management and that no undisclosed material litigation is pending or threatened which may have an impact on this Fairness Opinion.

APPROACH TO FAIRNESS

The analyses we prepared in issuing this Fairness Opinion must be considered as a whole.

In assessing the fairness of the Exchange Transaction, from a financial point of view to shareholders of Ayr and holders of Senior Notes, we considered a number of factors including, but not limited to, the following:

•	The environment for companies operating in the Cannabis Industry has deteriorated at the date of this opinion compared to when the Senior Notes were originally issued. Accordingly, the terms of the New Senior Notes issued as part of the Exchange Transaction would be less favorable to Ayr than when the Senior Notes were originally issued. The better terms to the holders of the New Senior Notes would nevertheless be fair given the present high interest environment;

•	Although the underlying principal amounts of the Senior Notes and the New Senior Notes are the same, the New Senior Notes have improved covenants and security and this is a consideration in determining whether the Exchange Transaction is fair overall;

•	The New Senior Notes have an interest rate of 13% compared to 12.5%. The increased interest by itself is insufficient to compensate the present holders of Senior Notes in the present high interest rate environment. The new shares to be issued to the present holders of Senior Notes and additional improved terms to the New Senior Notes, including an independent board seat, are required to make the Exchange Transaction fair;

•	Additional capital of an expected $40 million will be raised as part of the Exchange Transaction that will enable Ayr to survive for a period in the present difficult Cannabis Industry environment, execute strategic changes and place Ayr in a better position to repay/refinance the New Senior Notes in the future;

•	50% of the New Shares issued as part of the Exchange Agreement will be subject to a 6-month contractual lock-up upon completion of the Exchange Transaction to help create an orderly trading market for all Ayr shareholders;

•	The terms of the Exchange Transaction, considered independently, are dilutive to existing Ayr shareholders. This issue was addressed through the issuance of anti- dilutive warrants to existing Ayr shareholders (excluding recipients of the new shares to be issued as part of the Exchange Transaction). The issuance of these anti-dilutive warrants ensures the existing Ayr shareholders can participate in future share value post execution of the Exchange Transaction; and,

•	Ayr and its financial advisor Moelis & Company attempted to identify possible sources of capital and possibilities to refinance the Senior Notes. No potential transactions were found with better terms as those contained in the Exchange Transaction.

CONCLUSION

Based upon and subject to the foregoing, we are of the opinion that the Exchange Transaction is fair, when viewed as a whole and from a financial point of view, to the shareholders of Ayr and to holders of the Senior Notes.

Yours truly,

(Signed) “Koger Valuations Inc.”

Koger Valuations Inc.

APPENDIX G

FORM OF AMENDED AND RESTATED INDENTURE

G-1

AMENDED AND RESTATED TRUST INDENTURE

DATED AS OF THE ____ DAY OF DECEMBER, 2023

BETWEEN

AYR WELLNESS INC., AS ISSUER

AND

AYR WELLNESS CANADA HOLDINGS INC., AS SUBSTITUTED ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

PROVIDING FOR THE ISSUE OF NOTES

Reconciliation and Tie of this Indenture, relating to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939, as amended

Trust Indenture Act Section	Indenture Section
Section 310(a)(1)	11.1
(a)(2)	11.1
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	11.1
(b)	11.2, 11.3
Section 311(a)	11.22
(b)	11.22
Section 312(a)	4.6
(b)	4.10
(c)	4.6
Section 313(a)	11.4
(b)	11.4
(c)	11.4
(d)	11.4
Section 314(a)	6.5
(a)(4)	7.20
(b)	11.23
(c)(1)	11.6
(c)(2)	11.6
(c)(3)	11.6
(d)	11.24
(e)	11.6
(f)	Not applicable
Section 315(a)	11.5
(b)	7.13
(c)	11.4
(d)	11.4
(e)	7.15
Section 316(a)	Not applicable
(a)(1)(A)	7.12
(a)(1)(B)	12.1
(a)(2)	Not applicable
(b)	7.8
(c)	11.25
Section 317(a)(1)	7.3
(a)(2)	7.4
(b)	2.6
Section 318(a)	1.15

ARTICLE 1 INTERPRETATION		8

1.1	Definitions	8
1.2	Meaning of “Outstanding”	37
1.3	Interpretation	38
1.4	Headings, Etc.	38
1.5	Statute Reference	39
1.6	Day not a Business Day	39
1.7	Applicable Law	39
1.8	Monetary References	39
1.9	Invalidity, Etc.	39
1.10	Language	39
1.11	Successors and Assigns	39
1.12	Benefits of Indenture	39
1.13	Accounting Terms; Changes in US GAAP	40
1.14	Interest Act (Canada)	40
1.15	Conflict with Trust Indenture Act	41

ARTICLE 2 THE NOTES		41

2.1	Issue and Designation of Notes; Ranking	41
2.2	Issuance in Series	41
2.3	Form of Notes	43
2.4	Execution, Authentication and Delivery of Notes	45
2.5	Registrar and Paying Agent	45
2.6	Paying Agent to Hold Money in Trust	46
2.7	Book Entry Only Notes, DRS Advice	46
2.8	Global Notes	47
2.9	Interim Notes	48
2.10	Mutilation, Loss, Theft or Destruction	48
2.11	Concerning Interest	48
2.12	Payments of Amounts Due on Maturity	50
2.13	Legends on Notes	51
2.14	Payment of Interest	52
2.15	Record of Payment	53
2.16	Representation Regarding Third Party Interest	53

ARTICLE 3 TERMS OF THE 2026 NOTES		53

3.1	[Reserved]	53
3.2	Creation and Designation of the 2026 Notes	53
3.3	Aggregate Principal Amount	54
3.4	Authentication	54
3.5	Date of Issue and Maturity	54

3.6	Interest	54
3.7	Optional Redemption	55
3.8	Use of Proceeds	55
3.9	Mandatory Redemption and Market Purchases	55
3.10	Form and Denomination of the 2026 Notes	56
3.11	Currency of Payment	56
3.12	Additional Amounts	56
3.13	Appointment	58
3.14	Inconsistency	58
3.15	Reference to Principal, Premium, Interest, etc.	58
3.16	Merger, Amalgamation or Winding up of Ayr Wellness Holdings	58

ARTICLE 3.1 TERMS OF THE 2024 NOTES		59

3.1.1	Amendment and Designation of the 2024 Notes
3.1.2	Aggregate Principal Amount	59
3.1.3	Appointment	59
3.1.4	Form and Denomination	59
3.1.5	Interest and Ranking	59
3.1.6	Date of Issue and Maturity	59
3.1.7	Currency of Payment	59
3.1.8	Restrictions on 2024 Notes	59

ARTICLE 4 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		60

4.1	Register of Certificated Notes	60
4.2	Global Notes	60
4.3	Transferee Entitled to Registration	62
4.4	No Notice of Trusts	62
4.5	Registers Open for Inspection	62
4.6	Issuer to Furnish Trustee Names and Addresses of Holders	62
4.7	Transfers and Exchanges of Notes	63
4.8	Charges for Registration, Transfer and Exchange	66
4.9	Ownership of Notes	67
4.10	Communications to Holders	67
4.11	Cancellation and Destruction	67

ARTICLE 5 REDEMPTION AND PURCHASE OF NOTES		68

5.1	Redemption of Notes	68
5.2	Places of Payment	68
5.3	Partial Redemption	68
5.4	Notice of Redemption	69
5.5	Qualified Redemption Notice	70
5.6	Notes Due on Redemption Dates	70
5.7	Deposit of Redemption Monies	70
5.8	Failure to Surrender Notes Called for Redemption	71

5.9	Cancellation of Notes Redeemed	71
5.10	Purchase of Notes for Cancellation	71

ARTICLE 6 COVENANTS OF THE ISSUER		72

6.1	Payment of Principal, Premium, and Interest	72
6.2	Existence	72
6.3	Payment of Taxes and Other Claims	73
6.4	Keeping of Books	73
6.5	Provision of Reports and Financial Statements	73
6.6	Financial Covenants	74
6.7	Registration	75
6.8	Liens	75
6.9	Restricted Payments	75
6.10	Incurrence of Indebtedness	79
6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries	82
6.12	Transactions with Affiliates	85
6.13	Business Activities	87
6.14	Repurchase at the Option of Holders – Change of Control	87
6.15	Repurchase at the Option of Holders – Asset Sales	89
6.16	Payments for Consent	91
6.17	Post Closing Covenant	91
6.18	Future Guarantees	92

ARTICLE 7 DEFAULT AND ENFORCEMENT		92

7.1	Events of Default	92
7.2	Acceleration of Maturity; Rescission, Annulment and Waiver	95
7.3	Collection of Indebtedness and Suits for Enforcement by Trustee	96
7.4	Trustee May File Proofs of Claim	97
7.5	Trustee May Enforce Claims Without Possession of Notes	98
7.6	Application of Monies by Trustee	98
7.7	No Suits by Holders	99
7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest	100
7.9	Restoration of Rights and Remedies	100
7.10	Rights and Remedies Cumulative	100
7.11	Delay or Omission Not Waiver	100
7.12	Control by Holders	100
7.13	Notice of Event of Default	101
7.14	Waiver of Stay or Extension Laws	101
7.15	Undertaking for Costs	101
7.16	Judgment Against the Issuer	101
7.17	Immunity of Officers and Others	102
7.18	Notice of Payment by Trustee	102
7.19	Trustee May Demand Production of Notes	102

7.20	Statement by Officers	102
7.21	Cure Right	103

ARTICLE 8 DISCHARGE AND DEFEASANCE		103

8.1	Satisfaction and Discharge	103
8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance	104
8.3	Legal Defeasance and Discharge	104
8.4	Covenant Defeasance	105
8.5	Conditions to Legal or Covenant Defeasance	105
8.6	Application of Trust Funds	106
8.7	Repayment to the Issuer	107
8.8	Continuance of Rights, Duties and Obligations	107

ARTICLE 9 MEETINGS OF HOLDERS		107

9.1	Purpose, Effect and Convention of Meetings	107
9.2	Notice of Meetings	108
9.3	Chair	109
9.4	Quorum	109
9.5	Power to Adjourn	110
9.6	Voting	110
9.7	Poll	110
9.8	Proxies	110
9.9	Persons Entitled to Attend Meetings	111
9.10	Powers Cumulative	111
9.11	Minutes	111
9.12	Instruments in Writing	111
9.13	Binding Effect of Resolutions	112
9.14	Evidence of Rights of Holders	112

ARTICLE 10 SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES		112

10.1	Merger, Consolidation or Sale of Assets	112
10.2	Vesting of Powers in Successor	114

ARTICLE 11 CONCERNING THE TRUSTEE		114

11.1	Corporate Trustee Required; Eligibility	114
11.2	No Conflict of Interest	115
11.3	Replacement of Trustee	115
11.4	Rights and Duties of Trustee	117
11.5	Reliance Upon Declarations, Opinions, etc.	119
11.6	Evidence and Authority to Trustee, Opinions, etc.	120
11.7	Officers’ Certificates Evidence	121
11.8	Experts, Advisers and Agents	121
11.9	Trustee May Deal in Notes	122

11.10	Investment of Monies Held by Trustee	122
11.11	Trustee Not Ordinarily Bound	122
11.12	Trustee Not Required to Give Security	123
11.13	Trustee Not Bound to Act on Issuer’s Request	123
11.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder	123
11.15	Authority to Carry on Business	124
11.16	Compensation and Indemnity	124
11.17	Acceptance of Trust	124
11.18	Anti-Money Laundering	125
11.19	Privacy	125
11.20	Subordination Agreements	126
11.21	Knowledge of Trustee	126
11.22	Preferential Collection of Claims Against Issuer	126
11.23	Evidence of Recording of Indenture	127
11.24	Certificates of Fair Value	127
11.25	Acts of Holders; Record Dates	127

ARTICLE 12 AMENDMENT, SUPPLEMENT AND WAIVER		127

12.1	Ordinary Consent	127
12.2	Special Consent	128
12.3	Without Consent	129
12.4	Form of Consent	130
12.5	Supplemental Indentures	130

ARTICLE 13 GUARANTEES AND SECURITY		131

13.1	Issuance of Guarantees	131
13.2	Release of Guarantees	132
13.3	Security	132
13.4	Further Assurances	133
13.5	After Acquired Collateral	133
13.6	Release of Security	133

ARTICLE 14 NOTICES		134

14.1	Notice to Issuer	134
14.2	Notice to Holders	134
14.3	Notice to Trustee	135
14.4	Mail Service Interruption	135

ARTICLE 15 MISCELLANEOUS		135

15.1	Copies of Indenture	135
15.2	Force Majeure	135
15.3	Waiver of Jury Trial	135

ARTICLE 16 EXECUTION AND FORMAL DATE		136

16.1	Execution	136
16.2	Formal Date	136

APPENDIX A-1 – FORM OF 2026 EXCHANGED NOTE	1

APPENDIX A-2 – FORM OF 2026 ADDITIONAL NOTE	1

APPENDIX A-3 – FORM OF 2024 NOTE	1

APPENDIX B – DECLARATION FOR REMOVAL OF LEGEND	1

APPENDIX C – FORM OF SUBORDINATION AGREEMENT	1

APPENDIX D – FORM OF GUARANTEE	1

SCHEDULE A - HOLDERS OF 2026 ADDITIONAL NOTES

SCHEDULE B-1 – DESIGNATED SELLER NOTES

SCHEDULE B-2 – SPECIFIED SELLER NOTES

SCHEDULE C – PERMITTED LIENS

THIS AMENDED AND RESTATED INDENTURE is made as of the [29th] day of December, 2023, and amends and restates in its entirety the Trust Indenture dated as of the 10th day of December, 2020 (the “Original Indenture”), as amended by the first supplemental indenture dated February 12, 2021 (the “First Supplemental Indenture”), as further amended by the second supplemental indenture dated as of November 10, 2021 (the “Second Supplemental Indenture”), and as further amended by the third supplemental indenture dated as of November 13, 2023 (the “Third Supplemental Indenture” and collectively with the Original Indenture, the First Supplemental Indenture, and the Second Supplemental Indenture, the “Indenture”).

BETWEEN:

AYR WELLNESS INC., formerly known as AYR Strategies Inc., a company subsisting under the laws of the Province of British Columbia (hereinafter called “Ayr Wellness” or the “Issuer”);

AND

AYR WELLNESS CANADA HOLDINGS INC., a Company subsisting under the laws of Canada and a wholly-owned subsidiary of the Issuer (herein after “Ayr Wellness Holdings” or the “Substituted Issuer”)

AND

ODYSSEY TRUST COMPANY, a trust company continued under the laws of the Canada authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS Ayr Wellness and Ayr Wellness Holdings considers it desirable for its business purposes to create and issue Notes of one or more series from time to time in the manner and subject to the terms and conditions set forth in this Indenture from time to time.

AND WHEREAS Ayr Wellness originally issued US$110,000,000 aggregate principal amount of 2024 Notes on December 10, 2020 and subsequently issued an additional US$143,000,000 aggregate principal amount of 2024 Notes as Additional Notes on November 10, 2021.

AND WHEREAS Ayr Wellness Holdings, subject to the terms hereof, may issue Notes hereunder in an aggregate principal amount, and as of the date hereof has duly authorized the issuance of up to (i) US$243,250,000 aggregate principal amount of 13.0% Senior Secured Notes due December 10, 2026 (the “2026 Exchanged Notes”), which Notes shall be issued in exchange for, on a dollar-for-dollar basis, the 2024 Notes; and (ii) US$50,000,000 in aggregate principal amount of Additional 2026 Notes (the “2026 Additional Notes”), which shall be issued for cash proceeds at a 20% original issue discount.

NOW THEREFORE in consideration of the agreement contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby covenanted, agreed and declared as set forth herein:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings:

“2024 Notes” means the 12.5% Senior Secured Notes (as amended) due December 10, 2024 created and designated pursuant to the Original Indenture.

“2026 Majority Noteholders” means those certain Holders or Beneficial Holders of 2024 Notes prior to the Issue Date that entered into the Support Agreement.

“2026 Notes” means, collectively, the 2026 Exchanged Notes and the 2026 Additional Notes.

“2026 Subordinated Intercompany Note” means that certain unsecured Subordinated Intercompany Note made by Ayr Wellness in favor of Ayr Wellness Holdings dated [December 29, 2023] in the amount equal to $40 million.

“2026 Exchanged Notes” means the 13.0% Senior Secured Notes due December 10, 2026 created and designated pursuant to Article 4 of this Indenture.

“2026 Additional Notes” means the additional 13.0% Senior Secured Notes due December 10, 2026 created and designated pursuant to Article 4 of this Indenture.

“2026 CBCA Proceedings” means [the proceedings commenced in the Ontario Superior Court of Justice (Commercial List), Court File No. CV-23-00709606-00CL relating to a proposed arrangement of AYR Wellness Canada Holdings Inc., and involving AYR Wellness Inc., [242 cannabis LLC, AYR Ohio LLC, AYR Wellness Holdings LLC, AYR Wellness NJ LLC, BP Solutions LLC, CSAC Acquisition IL CORP., CSAC Acquisition NJ CORP., CSAC Acquisition NV CORP., CSAC Acquisition TX Corp., CSAC Holdings INC., Cultivauna, LLC, DFMMJ Investments LLC, DWC Investments, LLC, Green Light Holdings, LLC, Green Light Management, LLC, Herbal Remedies Dispensaries, LLC, Klymb Project Management, Inc., Kynd-Strainz LLC, Lemon Aide LLC, Livfree Wellness LLC, PA Natural Medicine LLC, Parker Solutions NJ, LLC, Tahoe Capital Company, Tahoe Hydroponics Company, LLC, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, CSAC Acquisition FL CORP., CSAC Acquisition INC., CSAC Acquisition MA II CORP., Amethyst Health LLC, Canntech PA, LLC, CSAC Acquisition Connecticut LLC, Mercer Strategies PA, LLC, CSAC Acquisition PA CORP., CSAC Acquisition PA II Corp., Dochouse, LLC, Sira Naturals, Inc., Eskar LLC, AYR NJ LLC, CSAC Ohio, LLC, Mercer Strategies FL, LLC, Parker RE MA, LLC, Parker RE PA, LLC, Parker Solutions IL, LLC, Parker Solutions OH, LLC, Parker Solutions PA, LLC, Parker Solutions FL, LLC, Mercer Strategies MA, LLC, Parker Solutions MA, LLC].

“2026 Note Maturity Date” has the meaning given to it in Section 3.5.

“Accounting Change” has the meaning set forth in Section 1.13.

“Accounting Change Notice” has the meaning set forth in Section 1.13.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, regardless of whether such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person;

“Additional Amounts” has the meaning set forth in Section 3.12.

“Additional Notes” means Notes of any series (other than the Notes issued on the Initial Issue Date of the relevant series of Notes and any Notes issued in exchange or in replacement (in whole or in part) for such initial Notes) issued under this Indenture in accordance with Section 2.2.

“Advance Offer” has the meaning given to that term in Section 6.15.

“Advance Offer Portion” has the meaning given to that term in Section 6.15.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 6.12.

“After Acquired Collateral” means all (i) assets or property of the Issuer and the Guarantors acquired after the date hereof and (ii) all Equity Interests in Restricted Subsidiaries acquired by Ayr Wellness, any Guarantor or a Restricted Subsidiary after the date hereof, in each case, which constitute Collateral.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

“Applicable Securities Legislation” means, at any time, applicable securities laws (including rules, regulations, policies, instruments and blanket orders) in each of the provinces and territories of Canada and applicable United States federal and state securities laws.

“Asset Sale” means any of the following:

(a)	the sale, conveyance or other disposition of any assets, other than a transaction governed by and pursuant to the provisions of Section 6.15 or Section 10.1 of this Indenture, and

(b)	the issuance of Equity Interests by any of the Restricted Subsidiaries, or the sale, transfer or other conveyance by Ayr Wellness or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(a)	any single transaction or series of related transactions that involves assets or other Equity Interests having a Fair Market Value of less than $2.0 million;

(b)	any issuance or transfer of assets or Equity Interests between or among Ayr Wellness and the other Guarantors;

(c)	the sale or other disposition of cash or Cash Equivalents;

(d)	dispositions (including without limitation surrenders and waivers) of accounts or notes receivable or other contract rights in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(e)	the trade or exchange by Ayr Wellness or any other Guarantor thereof of any asset for any other asset or assets that is used or useable in a Permitted Business, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided, however, that the Fair Market Value of the asset or assets received by Ayr Wellness or any other Guarantor in such trade or exchange (including any such cash or Cash Equivalents) is at least equal to the Fair Market Value (as determined in good faith by the Board of Directors or an executive officer of Ayr Wellness or such Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the asset or assets disposed of by Ayr Wellness or any other Guarantor pursuant to such trade or exchange;

(f)	any sale, lease, conveyance or other disposition of (i) inventory, products, services or accounts receivable in the ordinary course of business, and (ii) any property or equipment that has become damaged, worn out or obsolete or pursuant to a program for the maintenance or upgrading of such property or equipment;

(g)	the creation of a Lien not prohibited by this Indenture and any disposition of assets resulting from the enforcement or foreclosure of any such Lien;

(h)	the disposition of assets that, in the good faith judgment of Ayr Wellness, are no longer used or useful in the business of such entity;

(i)	a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture;

(j)	leases or subleases in the ordinary course of business to third persons otherwise in accordance with the provisions of this Indenture;

(k)	an issuance of Capital Stock by a Restricted Subsidiary to Ayr Wellness or a Guarantor;

(l)	a surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims in the ordinary course of business;

(m)	foreclosure on assets or property;

(n)	any sale or disposition constituted by the Parent-Issuer Merger;

(o)	sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements and the transfer of assets as part of the consideration for Investment in a joint venture so long as the Fair Market Value of such assets is counted against the amount of Investments permitted pursuant to Section 6.9;

(p)	sales or dispositions in connection with Permitted Liens;

(q)	sales or dispositions in respect of which Ayr Wellness or a Restricted Subsidiary is required to pay the proceeds thereof to a third party pursuant to the terms of agreements or arrangements in existence as at the Issue Date;

(r)	any sale, transfer or other disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than Ayr Wellness) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(s)	any issuance of Equity Interests by the Ayr Wellness.

Notwithstanding anything to the contrary herein, a disposition of a majority of the Equity Interests in a Guarantor (other than to Ayr Wellness or another Guarantor) shall constitute an Asset Sale. For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Asset Sale Offer” has the meaning given to that term in Section 6.15.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including during any period for which such lease has been extended), calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with U.S. GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

“Authentication Order” has the meaning given to that term in Section 2.4(c).

“AWH Assignment and Subordination Agreement” means an agreement among Ayr Wellness, Ayr Wellness Holdings and the Trustee, in a form acceptable to Ayr Wellness, Ayr Wellness Holdings and the Trustee (with the consent of the 2026 Majority Noteholders as to the terms and conditions therein, which will not be unreasonably withheld) wherein (a) Ayr Wellness Holdings assigns to the Trustee, by way of security for its obligations under and relating to this Indenture, all of its right, title and interest in the 2024 Notes; and (b) Ayr Wellness and Ayr Wellness Holdings each acknowledge and agree, inter alia, that (i) the 2024 Notes shall be subordinated in all respects, including (without limitation) in right of payment, to the 2026 Notes, and no payment shall be made by Ayr Wellness in respect of the 2024 Notes while any amount owing in respect of 2026 Notes remains outstanding; (ii) the 2024 Notes shall be unsecured obligations of Ayr Wellness, (iii) Ayr Wellness Holdings shall be prohibited from assigning, encumbering (except to and in favor of the Trustee as security for Ayr Wellness Holdings’s obligations under and relating to this Indenture) or otherwise dealing with the 2024 Notes; and (iv) such agreement shall remain in full force and effect until such time as the Parent Issuer Merger occurs and the 2024 Notes are cancelled as a result thereof, whereupon the agreement shall deemed terminated and security granted in respect of the 2024 Notes shall be deemed released.

“Ayr Wellness” means AYR Wellness Inc.

“Ayr Wellness Holdings” means AYR Wellness Canada Holdings Inc.

“Bankruptcy Law” means the BIA, the CCAA and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes, any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, rearrangement, arrangement, liquidation, or other similar law of any jurisdiction, and any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings, other than the 2026 CBCA Proceedings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Participant.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as now and hereinafter in effect, or any successor statute.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation or a duly authorized committee thereof;

(b)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(c)	with respect to any other Person, the board, committee or governing body of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of Ayr Wellness to have been duly adopted by the Board of Directors of Ayr Wellness and to be in full force and effect on the date of such certification.

“Book Entry Only Notes” means Notes of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of Vancouver, British Columbia are authorized or required by law, regulation or executive order to remain closed.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a statement of financial position in accordance with U.S. GAAP as in effect on the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease that would have been characterized as an operating lease under US GAAP in effect immediately prior to January 1, 2019 (whether such lease is entered into before or after the Issue Date) shall not constitute a Capital Lease Obligation under this Indenture or any other related transaction documents as a result of such changes in US GAAP unless otherwise agreed to in writing by Ayr Wellness and the Trustee.

“Capital Stock” means:

(a)	in the case of a corporation, corporate stock or shares;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	United States or Canadian dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies;

(b)	securities issued or directly and fully guaranteed or insured by the government of the United States or Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States or Canada, as the case may be, is pledged in support of such securities), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(c)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank organized under the laws of the United States, Canada or any other country that is a member of the Organization for Economic Cooperation and Development, in each case, having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s or A1 or better from Standard & Poor’s, or, with respect to a commercial bank organized under the laws of Canada, the equivalent thereof by DBRS;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)	commercial paper having one of the two highest ratings obtainable from any of (i) Moody’s, (ii) Standard & Poor’s or (iii) DBRS, and in each case maturing within one year after the date of acquisition;

(f)	securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, any province or territory of Canada, or by any political subdivision or Taxing Authority thereof, rated at least “A” by Moody’s or Standard & Poor’s or, with respect to any province or territory of Canada, the equivalent thereof by DBRS, and in each case having maturities of not more than one year from the date of acquisition; and

(g)	money market funds, of which at least a majority of the assets constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“CCAA” means the Companies Creditors Arrangement Act (Canada) as now and hereinafter in effect, or any successor statute.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence of any one or more of the following events:

(a)	the sale, lease, exchange or other transfer of all or substantially all of the assets of Ayr Wellness, Ayr Wellness Holdings and the Restricted Subsidiaries, taken as a whole;

(b)	any Person or group of Persons, acting jointly or in concert, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of Ayr Wellness or Ayr Wellness Holdings; or

(c)	the adoption of a plan relating to the liquidation or dissolution of Ayr Wellness or Ayr Wellness Holdings, which is not permitted by Section 10.1.

For purposes of this definition, (i) a beneficial owner of a security includes any Person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (A) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (B) investment power, which includes the power to dispose of, or to direct the disposition of, such security; (ii) a Person or group of Persons shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; and (iii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law. Notwithstanding the foregoing and for greater certainty, a Change of Control shall not occur as a result of the 2026 CBCA Proceedings or a conversion, exchange or exercise of the (i) multiple voting shares of Ayr Wellness, (ii) exchangeable shares of any Restricted Subsidiary, (iii) restricted stock units granted as employee incentives; or (iv) the Parent-Issuer Merger.

“Change of Control Offer” has the meaning given to that term in Section 6.14(a).

“Change of Control Payment” has the meaning given to that term in Section 6.14(a).

“Change of Control Payment Date” has the meaning given to that term in Section 6.14(a).

“Collateral” means, on the Issue Date, all of the personal property, real property and other assets, including, without limitation, all licenses, permits and other rights to operate a cannabis business, of Ayr Wellness, Ayr Wellness Holdings and each Restricted Subsidiary that is a Guarantor, other than Excluded Collateral, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to the Collateral Trustee to secure the obligations of Ayr Wellness, Ayr Wellness Holdings and the Guarantors pursuant to the Notes, and such other Property for which Liens are created in accordance with the terms of this Indenture.

“Collateral Trustee” means Odyssey Trust Company as “Trustee” under the Indenture and any successor trustee or agent appointed thereunder.

“Consolidated EBITDA” means, with respect to Ayr Wellness for any period, the Consolidated Net Income of such Person for such period plus:

(a)	an amount equal to any net loss realized by Ayr Wellness or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(b)	all extraordinary, unusual or non-recurring items of loss or expense, non-operating adjustments, and non-cash inventory write-downs to the extent deducted in computing such Consolidated Net Income; plus

(c)	provision for taxes based on income or profits of Ayr Wellness or any of its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(d)	Consolidated Fixed Charges of Ayr Wellness or any of its Restricted Subsidiaries for such period, to the extent that any such Consolidated Fixed Charges were deducted in computing such Consolidated Net Income; plus

(e)	depreciation, depletion, amortization (including amortization of intangibles and deferred financing costs but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such noncash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of Ayr Wellness or any of its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(f)	severance costs, restructuring costs, asset impairment charges and acquisition costs, provided that in each case such costs or charges were deducted in calculating Consolidated Net Income for such period; plus

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees, to the extent such expenses were deducted in computing such Consolidated Net Income; plus

(h)	fair value adjustments to off-set losses arising from foreign exchange conversion; plus

(i)	costs related to the startup of new facilities and dispensaries, including facilities not yet operating at scale; provided that such costs added back pursuant to this clause (i) are actual realized costs incurred during such period related to operational facilities (and not, for the avoidance of doubt, run-rate adjustments in connection with facilities or dispensaries that are not yet operational);

(j)	non-cash fair value adjustments to unrealized gains or losses on financial liabilities, including but not limited to warrants of Ayr Wellness and exchangeable shares of any Restricted Subsidiary; plus

(k)	incremental costs to acquire cannabis inventory in a business combination; plus

(l)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with U.S. GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Consolidated Fixed Charges of and the depreciation, depletion and amortization and other noncash expenses of, a Restricted Subsidiary of Ayr Wellness will be added to Consolidated Net Income to compute Consolidated EBITDA of Ayr Wellness (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of Ayr Wellness and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed, directly or indirectly, to Ayr Wellness by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to Ayr Wellness for any period, the ratio of the Consolidated EBITDA of Ayr Wellness such period to the Consolidated Fixed Charges of Ayr Wellness for such period. In the event that Ayr Wellness or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than the incurrence or repayment of revolving credit borrowings, except to the extent that a repayment is accompanied by a permanent reduction in revolving credit commitments) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period; provided that, in the event that Ayr Wellness shall classify Indebtedness Incurred on the date of determination as Incurred in part pursuant to Section 6.10(a) and in part pursuant to one or more clauses of the definition of “Permitted Debt” (other than in respect of clause (xiv) of such definition), any calculation of Consolidated Fixed Charges pursuant to this definition on such date (but not in respect of any future calculation following such date) shall not include any such Indebtedness (and shall not give effect to any repayment, repurchase, redemption, defeasance or other acquisition, retirement or discharge of Indebtedness from the proceeds thereof) to the extent Incurred pursuant to any such other clause of the definition of “Permitted Debt” on such date. In addition, for purposes of calculating the Consolidated Fixed Charge Coverage Ratio:

(a)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by Ayr Wellness or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in good faith on a reasonable basis by a responsible financial or accounting Officer of Ayr Wellness; provided that such Officer may in his discretion include any pro forma changes to Consolidated EBITDA, including any pro forma reductions of expenses and costs, that have occurred or are reasonably expected by such Officer to occur;

(b)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with U.S. GAAP, will be excluded;

(c)	the Consolidated Fixed Charges attributable to discontinued operations, as determined in accordance with U.S. GAAP, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges will not be obligations of Ayr Wellness or any of its Restricted Subsidiaries following the Calculation Date;

(d)	Consolidated Fixed Charges attributable to non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity, will be excluded; and

(e)	Consolidated Fixed Charges attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Consolidated Fixed Charges” means, with respect to Ayr Wellness, for any period, the sum, without duplication, of:

(a)	the consolidated interest expense of Ayr Wellness and its Restricted Subsidiaries paid during such period, including amortization of debt issuance costs and original issue discounts (provided, however, that any amortization of bond premium will be credited to reduce Consolidated Fixed Charges unless pursuant to U.S. GAAP, such amortization of bond premium has otherwise reduced Consolidated Fixed Charges), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(b)	the consolidated interest of such Ayr Wellness and its Restricted Subsidiaries that was capitalized during such period; plus

(c)	any interest expense actually paid on Indebtedness of another Person that is guaranteed by Ayr Wellness or any of its Restricted Subsidiaries,

in each case, on a consolidated basis and in accordance with U.S. GAAP.

“Consolidated Indebtedness” means at any time the aggregate stated balance sheet amount of all Indebtedness of Ayr Wellness, Ayr Wellness Holdings and the Restricted Subsidiaries (other than inter-company Indebtedness) determined on a consolidated basis plus, to the extent not included in Indebtedness, any Indebtedness of Ayr Wellness and the Restricted Subsidiaries in respect of receivables sold or discounted (other than to the extent they are sold on a non-recourse basis).

“Consolidated Net Leverage Ratio” means, as of any date of determination, with respect to Ayr Wellness, the ratio of (a) Consolidated Indebtedness less Cash Equivalents at such date to (b) Consolidated EBITDA for the most recently completed twelve fiscal months for which internal financial statements are available (determined on a pro forma basis after giving effect to such adjustments as are consistent with those set forth in the definition of “Consolidated Fixed Charge Coverage Ratio”)

“Consolidated Net Income” means, with respect to Ayr Wellness for any period, the aggregate of the Net Income of Ayr Wellness and its Subsidiaries for such period, on a consolidated basis, determined in accordance with U.S. GAAP; provided that:

(a)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(c)	the cumulative effect of a change in accounting principles will be excluded;

(d)	solely for purpose of determining the amount available for Restricted Payments under Section 6.9(III)(1) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(e)	to the extent deducted in the calculation of Net Income, any non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity will be added back to the calculation of Consolidated Net Income;

(f)	any asset impairment write downs under U.S. GAAP will be excluded;

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees will be excluded;

(h)	all fair value adjustments for non-cash derivative instruments will be excluded;

(i)	all non-cash deferred tax obligations will be excluded;

(j)	any non-cash fair value adjustments to biological assets will be excluded;

(k)	unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to U.S. GAAP will be excluded; and

(l)	unrealized losses and gains under Hedging Obligations included in the determination of Consolidated Net Income, will be excluded.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by Ayr Wellness and reasonably acceptable to the Trustee.

“DBRS” means, collectively, DBRS Limited, DBRS, Inc. and DBRS Ratings Limited or any successor ratings agency thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Sections 4.2(b) and 4.6 hereof, substantially in the form set out in the Supplemental Indenture providing for the relevant series of Notes, except that such Note will not bear the Global Note Legend.

“Depository” means CDS and such other Person as is designated in writing by Ayr Wellness and acceptable to the Trustee to act as depository in respect of any series of Book Entry Only Notes.

“Designated Rating Organization” means each of Standard & Poor’s, Moody’s and DBRS.

“Designated Seller Notes” means each of the notes set forth on Schedule B attached hereto.1

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Ayr Wellness to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ayr Wellness may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that Ayr Wellness and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

1 NTD: To include a list of the seller notes that mature on or prior to 12/31/2025.

“Equity Offering” means (i) a public or private offer and sale of Capital Stock (other than (a) Capital Stock made to any Subsidiary, (b) Disqualified Stock or (c) equity securities issuable under any employee benefit plan of Ayr Wellness or any subsidiary) of Ayr Wellness to any Person (other than a Subsidiary of Ayr Wellness) or (ii) a contribution to the equity capital of Ayr Wellness by any Person (other than a Subsidiary of Ayr Wellness).

“Excluded Collateral” shall include (i) any pledge or security interest prohibited or restricted by applicable law, rule, order, decree or regulation or any agreement with any governmental authority or which would require governmental (including regulatory) consent, approval, license or authorization to provide such pledge or security (with no requirement to obtain the consent of any governmental authority or third party after giving effect to any provisions under Article 9 of the UCC which renders such limitations ineffective); (ii) any interest in a Material Permit (or Equity Interests in a Person who holds a Material Permit or its assets) to the extent that any law, regulation, permit, order or decree of any governmental authority in effect at the time applicable thereto prohibits the grant of a security interest therein or any necessary governmental approval is not received after giving effect to any provisions under Article 9 of the UCC which renders such limitations ineffective; provided that, subject to the following proviso, Ayr Wellness or any Restricted Subsidiary shall not be required to obtain the consent of any governmental authority with respect to any Material Permit if such consent is not given after reasonable efforts to do so; provided further, that notwithstanding the foregoing proviso, (A) at such time as the condition causing such prohibition shall be remedied such rights or interests shall immediately and automatically cease to constitute Excluded Collateral and the security interest of the Collateral Trustee shall immediately and automatically attach to such assets and such assets shall be “Collateral” for all purposes of the Security Documents; it being understood and agreed that to the extent severable, the security interest of the Collateral Trustee shall attach immediately and automatically to any portion of such license, property rights or agreements that is not prohibited and such interests shall be “Collateral” for all purposes of the Security Documents) and (B) upon and after the exercise of remedies by the Collateral Trustee pursuant to the terms of the Security Documents and this Indenture, Ayr Wellness and its Restricted Subsidiaries agree to cooperate in obtaining the consent of the Collateral Trustee as required in connection with such exercise of remedies; (iii) Equity Interests in a Person to the extent that the pledging of such Equity Interests under the Security Documents is (A) contractually prohibited on the Issue Date or, following the Issue Date, the date of acquisition of such Equity Interests, in each case, solely to the extent that, and for so long as, such prohibition is not created in contemplation of the Issue Date or such transaction as the case may be, and provided that Ayr Wellness or its Subsidiaries have taken all commercially reasonable efforts to obtain such consent or have such prohibition waived; (iv) any rights or interests in any lease, license, contract, property rights or agreement, including the Vendor Take Back Notes (other than any lease, license, contract, property right or agreement among Ayr Wellness and/or any of the Restricted Subsidiaries), as such or the assets subject thereto if under the terms of such lease, license, contract, or agreement, including the Vendor Take Back Notes, or applicable laws with respect thereto, the valid grant of a lien therein or in such assets to the Collateral Trustee is prohibited and such prohibition has not been or is not waived or the consent of one or more third parties party to such lease, license, contract, or agreement, including the Vendor Take Back Notes, has not been or is not otherwise obtained (in each case, after commercially reasonable efforts by Ayr Wellness or a Restricted Subsidiary to obtain such third-party consent or have such prohibition waived ) or under applicable laws such prohibition cannot be waived and the grant of a Lien would result in (A) the abandonment, invalidation or unenforceability of the right, title or interest of any Restricted Subsidiary therein or (B) a material breach or termination pursuant to the terms of, or a default under, any such lease, license, contract or agreement (provided, however, that at such time as the condition causing such prohibition, abandonment, invalidation or unenforceability shall be remedied such rights or interests shall immediately and automatically cease to constitute Excluded Collateral and the security interest of the Collateral Trustee shall immediately and automatically attach to such assets and such assets shall be “Collateral” for all purposes of the Security Documents (provided that Ayr Wellness shall, and shall cause its Restricted Subsidiaries to, use commercially reasonable efforts to put in place a deposit account control agreement or mortgage with respect thereto within seventy-five (75) days after such assets cease to constitute Excluded Collateral); it being understood and agreed that to the extent severable, the security interest of the Collateral Trustee shall attach immediately and automatically to any portion of such lease, license, contract, property rights or agreement, including the Vendor Take Back Notes, that is not prohibited and does not result in any of the consequences specified in clauses (A) and (B) above and such interests shall be “Collateral” for all purposes of the Security Documents); (v) those assets as to which the Collateral Trustee (at the direction of the Majority of Holders) in consultation with Ayr Wellness, relying upon an Opinion of Counsel, determine that the cost of obtaining or perfecting such a security interest is excessive in relation to the benefit to the Noteholders to be afforded thereby; provided, however, the foregoing exclusions (i) through (iv) shall in no way be construed (1) to limit, impair or otherwise affect Collateral Trustee’s unconditional continuing liens upon any rights or interests of Ayr Wellness in or to the proceeds or receivables in respect thereof (including proceeds from the sale, license, lease or other disposition thereof), including monies due or to become due under any such lease, license, contract, or agreement (including any accounts or other receivables), (2) to apply at such time as the condition causing such propitiation or exclusion shall be remedied or, to the extent severable, the “Collateral” shall include such rights, or portion of such assets that is permitted (or that would not be subject to a prohibition of the types described in clauses (i) through (iv) above) and the security interest of the Collateral Trustee granted under the applicable Security Documents shall attach to such Collateral (or portion thereof) at such time.

“Event of Default” has the meaning given to that term in Section 7.1 and any other event defined as an “Event of Default” in this Indenture.

“Excess Proceeds” has the meaning given to that term in Section 6.15(d).

“Existing Indebtedness” means the aggregate amount of Indebtedness of Ayr Wellness and its Restricted Subsidiaries (other than the Notes issued hereby and the related Guarantees) that is in existence on the Original Issue Date until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors or an executive officer of Ayr Wellness, as the case may be pursuant to the applicable provisions of this Indenture, whose determination will be conclusive if evidenced by a Board Resolution or an Officers’ Certificate, as applicable.

“Global Note Legend” means the legend set forth in Section 2.13(a), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means certificates representing the aggregate principal amount of Notes issued and outstanding and held by, or on behalf of, a Depository.

“Government Securities” means direct obligations of, or obligations guaranteed by, the federal government of Canada for the timely payment of which guarantee or obligations the full faith and credit of the federal government of Canada is pledged.

“Guarantee” means, as to any Guarantor, a guarantee of the Indebtedness under this Indenture and the Notes.

“Guarantor” means Ayr Wellness, and each Restricted Subsidiary that has delivered a guarantee under the Indenture on the Issue Date, and any other Person that is required under the Indenture to or that otherwise executes and delivers a Guarantee to the Collateral Trustee.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(b)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices;

(c)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates; and

(d)	other agreements or arrangements designed to protect such Person or any Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Holders’ Request” means an instrument signed in one or more counterparts by Holders of not less than a majority of the aggregate outstanding principal amount of Notes requesting the Trustee to take an action or proceeding permitted by this Indenture; provided that in the case of any action or proceeding permitted by this Indenture in respect of any particular series of outstanding Notes, “Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than a majority in aggregate principal amount of the outstanding Notes of such series requesting the Trustee to take such action or proceeding.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of Ayr Wellness will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Ayr Wellness and (2) neither the accrual of interest or dividends nor the accretion of original issue discounts nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Consolidated Fixed Charges and Indebtedness of Ayr Wellness or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	in respect of banker’s acceptances;

(d)	in respect of Capital Lease Obligations and Purchase Money Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person and in respect of any lease obligations as stated in paragraph (c)(xii) of the definition of Permitted Debt;

(e)	in respect of the balance deferred and unpaid of the purchase price of any property or services due more than three months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable;

(f)	representing Hedging Obligations;

(g)	solely for purposes of calculating the Consolidated Net Leverage Ratio under this Indenture, amounts of past due tax liabilities associated with Liens that have been attached, perfected and outstanding for longer than six (6) months; or

(h)	all preferred stock issued by such Person, if such Person is a Restricted Subsidiary or the Issuer and is not a Guarantor.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a)	any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five Business Days of its incurrence; and

(b)	any indebtedness that has been defeased in accordance with U.S. GAAP or defeased pursuant to the irrevocable deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness; provided, however, if any such defeasance shall be terminated prior to the full discharge of the Indebtedness for which it was Incurred, then such Indebtedness shall constitute Indebtedness for all relevant purposes of this Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations described above, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(a)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(b)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture” means this indenture (including, for the avoidance of any doubt, the preamble and recitals hereto), as originally executed or as it may from time to time be supplemented, amended, restated, or otherwise modified in accordance with the terms hereof.

“Indenture Obligations” means all Obligations of Ayr Wellness, Ayr Wellness Holdings and the Guarantors due or to become due under or in connection with this Indenture and the relevant series of Notes, including under the Guarantees, owed to the Trustee and/or the Holders according to the terms hereof and thereof.

“Interest Payment Date” means June 30 and December 31 of each year that the 2026 Notes are outstanding, commencing on June 30, 2024.

“Interest Period” means the period commencing on the later of (a) the Issuance Date and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the Interest Payment Date in respect of which interest is payable.

“Insolvency Proceeding” means any proceeding under any Bankruptcy Law.

“Investment Grade Rating” means a rating equal to or higher than:

(a)	“BBB-” (or the equivalent) from Standard & Poor’s;

(b)	“Baa3” (or the equivalent) from Moody’s; or

(c)	“BBB(Low)” (or the equivalent) from DBRS.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and excluding accounts receivables created or acquired in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a statement of financial position prepared in accordance with U.S. GAAP.

If Ayr Wellness or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Ayr Wellness, Ayr Wellness will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ayr Wellness or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date of this Amended and Restated Indenture.

“Issuer” means (i) in respect of the 2026 Notes, before the Parent-Issuer Merger (x) AYR Wellness Holdings and (y) after the Parent-Issuer Merger, AYR Wellness and any successor to or of AYR Wellness, as permitted by the terms hereof; and (ii) in respect of any other series of Notes, AYR Wellness.

“Issuer Order” means an order or direction in writing signed by the President, Chief Executive Officer or Chief Financial Officer of Ayr Wellness or any director of Ayr Wellness.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Majority of Holders” means the Holders of a majority of the principal amount of the outstanding 2026 Notes.

“Material Adverse Effect” means any event or change that, individually or in the aggregate with other events or changes, is or would reasonably be expected to be, materially adverse to the business, operations, assets or financial condition of Ayr Wellness or a Restricted Subsidiary; provided that a Material Adverse Effect shall not include an adverse effect resulting from a change: (i) that arises out of a matter than has been publicly disclosed by Ayr Wellness as of October 31, 2023, (ii) that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States, and (iii) that is a result of any matter consented to in writing by a Majority of Holders.

“Material Permits” means (i) any material permit or license held on the Issue Date or acquired after the Issue Date by Ayr Wellness or a Restricted Subsidiary permitting it to cultivate, transport, store, modify and/or sell cannabis or THC infused products to medical or recreational purchasers in any jurisdiction, or (ii) any material authorization, permit or license otherwise required by Ayr Wellness or a Restricted Subsidiary to operate a Permitted Business.

“Maturity” means, when used with respect to a Note of any series, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, Redemption Notice, notice of option to elect repayment or otherwise.

“Maturity Account” means an account or accounts required to be established by the Issuer (and which shall be maintained by and subject to the control of the Paying Agent) for each series of Notes issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to Ayr Wellness, the net income (loss) of such Person, determined in accordance with U.S. GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by Ayr Wellness or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries; and

(b)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by Ayr Wellness or any of the Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (b) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (d) in the case of any Asset Sale by a Restricted Subsidiary of Ayr Wellness, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by Ayr Wellness or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by Ayr Wellness or any Restricted Subsidiary thereof, and (e) appropriate amounts to be provided by Ayr Wellness or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any adjustment or indemnification obligations associated with such Asset Sale, all as determined in accordance with U.S. GAAP; provided that (i) excess amounts set aside for payment of taxes pursuant to clause (b) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (ii) amounts initially held in reserve pursuant to clause (e) no longer so held, will, in the case of each of subclause (i) and (ii), at that time become Net Proceeds.

“Non-Recourse Debt” means Indebtedness incurred or assumed by Ayr Wellness or any of its Restricted Subsidiaries in respect of which a Lien is granted or intended to be granted by Ayr Wellness or such Restricted Subsidiary, as the case may be, and which Indebtedness is incurred or assumed solely to finance the construction, development or acquisition of an asset or property (the “NonRecourse Asset”) from a Person at arm’s length to Ayr Wellness and its Restricted Subsidiaries; provided that:

(a)	such Indebtedness is incurred at the time of construction, development or acquisition of the Non-Recourse Asset (or within 120 days thereafter); and

(b)	the grantees of the Liens have no recourse whatsoever against any assets, properties or undertaking of Ayr Wellness and its Restricted Subsidiaries; and

(c)	no Guarantee of such Indebtedness is provided by Ayr Wellness or any of its Restricted Subsidiaries.

“Notes” means the notes, debentures or other evidence of indebtedness of Ayr Wellness or Ayr Wellness Holdings issued and authenticated hereunder, or deemed to be issued and authenticated hereunder, and includes Global Notes and for greater certainty, includes the 2024 Notes and the 2026 Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Senior Vice President or Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of Ayr Wellness by at least two Officers of Ayr Wellness, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of Ayr Wellness, delivered to the Trustee that meets the requirements of this Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of Ayr Wellness) that meets the requirements of this Indenture.

“Original Indenture” means the trust indenture dated as of December 10, 2020 among Ayr Wellness and the Trustee, as amended, restated, and/or supplemented up to the date hereof.

“Original Issue Date” means the date that the 2024 Notes were originally issued under the Original Indenture.

“Parent-Issuer Merger” has the meaning set forth in Section 3.16.

“Paying Agent” has the meaning given to that term in Section 2.5.

“Payment Default” has the meaning given to that term in Section 7.1(f)(i).

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of Ayr Wellness or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (i) such Person became a Restricted Subsidiary of Ayr Wellness or (ii) such Person was merged or consolidated with or into Ayr Wellness or any of its Restricted Subsidiaries; provided that on the date such Person became a Restricted Subsidiary of Ayr Wellness or the date such Person was merged or consolidated with or into Ayr Wellness or any of its Restricted Subsidiaries, as applicable, immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, Ayr Wellness or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a) and 6.10(b)(xiii).

“Permitted Assets” means any and all properties or assets that are used or useful in a Permitted Business (including Capital Stock in a Person that is a Restricted Subsidiary and Capital Stock in a Person whose primary business is a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Capital Stock by Ayr Wellness or by a Restricted Subsidiary, but excluding any other securities).

“Permitted Business” means any business conducted on the Issue Date by Ayr Wellness and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, complementary or ancillary thereto.

“Permitted Debt” has the meaning given to that term in Section 6.10(b).

“Permitted Investments” means:

(a)	any Investment by Ayr Wellness and the Guarantors in another Restricted Subsidiary of Ayr Wellness that is a Guarantor;

(b)	any Investment in Cash Equivalents;

(c)	any Investment by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness in a Person, if as a result of such Investment:

(i)	such Person becomes a Guarantor; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or transfer or conveys substantially all of its assets to, or is liquidated into, Ayr Wellness or a Guarantor;

(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 6.15 or a sale or disposition of assets excluded from the definition of “Asset Sale”;

(e)	Hedging Obligations that are Incurred in the ordinary course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(f)	stock, obligations or securities received as a result of the bankruptcy or reorganization of a Person or taken in settlement or other resolutions of claims or disputes or in satisfaction of judgments, and extensions, modifications and renewals thereof;

(g)	advances to customers or suppliers in the ordinary course of business that are, in conformity with U.S. GAAP, recorded as accounts receivable, prepaid expenses or deposits on the statement of financial position of Ayr Wellness or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(h)	any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ayr Wellness;

(i)	loans or advances to officers and employees of Ayr Wellness or any of its Subsidiaries made in the ordinary course of business, which, in the aggregate outstanding amount, do not at any time exceed $1.0 million;

(j)	repurchases of, or other Investments in, the Notes;

(k)	advances, deposits and prepayments for purchases of any assets used in a Permitted Business, including any Equity Interests;

(l)	commission, payroll, travel, entertainment and similar advances to officers and employees of Ayr Wellness or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with U.S. GAAP;

(m)	Guarantees issued in accordance with Section 6.10;

(n)	Investments existing on the Issue Date;

(o)	any Investment (i) existing on the Original Issue Date, (ii) made pursuant to binding commitments in effect on the date of the Original Indenture or (iii) that replaces, refinances or refunds any Investment described under either of the immediately preceding clauses (i) or (ii); provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and not materially less favorable to Ayr Wellness or any of its Restricted Subsidiaries than the Investment replaced, refinanced or refunded as determined in good faith by Ayr Wellness;

(p)	Investments the payment for which consists solely of Capital Stock of Ayr Wellness

(q)	any Investment in any Subsidiary of Ayr Wellness in connection with intercompany cash management arrangements or related activities;

(r)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(s)	performance guarantees made in the ordinary course of business or consistent with past practice;

(t)	Investments in the ordinary course of business or consistent with past practice consisting of the licensing or contribution of intellectual property pursuant to joint marketing or other business arrangements with other Persons;

(u)	any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of Ayr Wellness or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (b) litigation, arbitration or other disputes;

(v)	[reserved];

(w)	an Investment in exchange for any other Investment or accounts receivable held by Ayr Wellness or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of Ayr Wellness of such other Investment or accounts receivable;

(x)	an Investment in satisfaction of judgments against other Persons;

(y)	any Investment by Ayr Wellness or its Restricted Subsidiaries in a Permitted Business in an aggregate amount not to exceed $5.0 million at any time;

(z)	any Investment in respect of share price guarantees for share consideration given by Ayr Wellness or any of its Restricted Subsidiaries with respect to acquisitions prior to the October 31, 2023;

(aa)	any guarantee, indemnity, reimbursement or similar obligation or liability of Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (i) any lease agreement for a Permitted Business or (ii) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices; and

(bb)	other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (bb) after the Original Issue Date, not to exceed $20 million at any time;

provided, however, that with respect to any Investment, Ayr Wellness may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (a) through (bb) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means:

(a)	Liens in favor of Ayr Wellness or any Subsidiary;

(b)	Liens on property of a Person (i) existing at the time of acquisition thereof or (ii) existing at the time such Person is merged with or into or consolidated with Ayr Wellness or any Restricted Subsidiary of Ayr Wellness; provided that such Liens were in existence prior to, and not in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Ayr Wellness or the Restricted Subsidiary;

(c)	Liens on property existing at the time of acquisition thereof by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness, provided that such Liens were in existence prior to, and not in contemplation of, such acquisition and do not extend to any property other than the property so acquired by Ayr Wellness or the Restricted Subsidiary;

(d)	Liens securing the 2026 Notes issued on the Issue Date and Guarantees in respect thereof;

(e)	Liens existing on the Issue Date as set out on Schedule C;

(f)	Liens securing Non-Recourse Debt permitted by Section 6.10(b)(ii);

(g)	Liens securing Permitted Refinancing Indebtedness; provided that any such Liens secure the same Property or a lesser portion of such Property that the Indebtedness being refinanced secured;

(h)	Liens on cash or Cash Equivalents used to defease or to satisfy and discharge Indebtedness; provided that (i) the Incurrence of such Indebtedness was not prohibited by this Indenture and (ii) such defeasance or satisfaction and discharge is not prohibited by this Indenture;

(i)	Liens to secure Capital Lease Obligations and Purchase Money Obligations permitted by Section 6.10(b)(i) provided that any such Lien covers only the assets acquired, constructed, refurbished, installed, improved, deployed, refurbished, modified or leased with such Indebtedness;

(j)	Liens to secure Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction, development, expansion or improvement of the equipment or other property subject to such Liens; provided, however, that (i) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any property other than such item of property or any improvements on such item of property and (iii) the incurrence of such Indebtedness is otherwise not prohibited by this Indenture;

(k)	Liens securing Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(l)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security or similar obligations;

(m)	Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(n)	Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or authority in connection with the ownership of assets, provided that such Liens do not materially interfere with the use of such assets in the operation of the business;

(o)	reservations, limitations, provisos and conditions, if any, expressed in any original grant from the government of Canada of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of such assets;

(p)	survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by Ayr Wellness or any of its Restricted Subsidiaries;

(q)	servicing agreements, development agreements, site plan agreements, and other agreements with governmental authorities pertaining to the use or development of assets, provided each is complied with in all material respects and does not materially interfere with the use of such assets in the operation of the business;

(r)	judgment and attachment Liens, individually or in the aggregate, neither arising from judgments or attachments that gave rise to, nor giving rise to, an Event of Default, notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(s)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations, and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations, in each case which are Incurred in the ordinary course of business;

(t)	bankers’ Liens and Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of Ayr Wellness or any Subsidiary thereof on deposit with or in possession of such bank;

(u)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(v)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by U.S. GAAP;

(w)	Liens arising from precautionary financing statements under the Uniform Commercial Code or financing statements under a Personal Property Security Act or similar statutes regarding operating leases, sales of receivables or consignments;

(x)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(y)	Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s, suppliers’, builders’ and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business for sums not yet delinquent by more than 60 days or being contested in good faith, if such reserve or other appropriate provisions, if any, as shall be required by U.S. GAAP, shall have been made in respect thereto;

(z)	Liens contained in purchase and sale agreements to which Ayr Wellness or any of its Restricted Subsidiaries is the selling party thereto which limit the transfer of assets pending the closing of the transactions contemplated thereby;

(aa)	Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of Ayr Wellness or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

(bb)	Liens in favor of the Trustee as provided for in this Indenture on money or property held or collected by the Trustee in its capacity as Trustee;

(cc)	Liens on and pledges of the Equity Interests of any joint venture owned by either Ayr Wellness or any of its Restricted Subsidiaries to the extent securing non-recourse debt of such joint venture;

(dd)	Liens securing any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto;

(ee)	Liens securing inventories that are purchased on credit terms exceeding 90 days made in the ordinary course of business;

(ff)	Liens arising out of the conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(gg)	Liens in favour of the Collateral Trustee;

(hh)	Liens securing Vendor Take Back Notes and Indebtedness permitted under Section 6.10(b)(xiii); and

(ii)	Liens not otherwise permitted by clauses (a) through (hh) of this definition which secure Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries not to exceed 5.0% of the total assets of Ayr Wellness at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Ayr Wellness, Ayr Wellness Holdings or any of the Restricted Subsidiaries issued (i) in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund for value, in whole or in part, or (ii) constituting an amendment, modification or supplement to or deferral or renewal of ((i) and (ii) collectively, a “Refinancing”) any other Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a)	the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so refinanced (plus all accrued and unpaid interest thereon and the amount of any premium necessary to accomplish such refinancing and fees and expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced;

(c)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being Refinanced;

(d)	if the Indebtedness being refinanced is pari passu in right of payment with the Notes or any Guarantee, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Guarantee, as applicable;

(e)	the Indebtedness being refinanced is not the 2024 Notes; and

(f)	if such Indebtedness being refinanced is secured by any Liens on Property of Ayr Wellness or any of its Subsidiaries, Liens securing the Permitted Refinancing Indebtedness may only secure by the same Property or a lesser portion of such Property.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, unlimited liability company, or government or other entity.

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations thereunder and the Securities Transfer Act, 2006 (British Columbia) and the regulations thereunder, in each case as from time to time in effect, provided, however, if validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority of the Collateral Trustee security interests in any Collateral are governed by the personal property security laws or laws relating to movable property of any other jurisdiction (including but not limited to the UCC), the term “PPSA” shall mean such other personal property security laws or laws relating to movable property for the purposes of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority and for the definitions related to such provisions

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person, excluding, for the avoidance of doubt, any real property.

“Purchase Money Obligations” means Indebtedness of Ayr Wellness and its Restricted Subsidiaries incurred for the purposes of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of Permitted Assets.

“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act;

“Record Date” has the meaning given to such term in Section 2.11(d).

“Redemption Date” has the meaning given to that term in Section 5.4.

“Redemption Notice” has the meaning given to that term in Section 5.4.

“Redemption Price” has the meaning given to that term in Section 5.1.

“Registrar” has the meaning given to that term in Section 2.5.

“Replacement Assets” means (i) non-current assets that will be used or useful in a Permitted Business or (ii) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business.

“Reporting Failure” means the failure of Ayr Wellness to furnish to the Trustee and each Holder, within the time periods specified in Section 6.5 (after giving effect to any grace period specified under applicable Canadian securities laws), the annual reports, information, documents or other reports which Ayr Wellness may be required to file with the Canadian Securities Administrators or similar governmental authorities, as the case the be, pursuant to such or similar applicable provisions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning given to that term in Section 6.9.

“Restricted Subsidiary” means any Subsidiary of Ayr Wellness.

“Sale/Leaseback Transaction” means an arrangement relating to real property owned by Ayr Wellness or a Restricted Subsidiary on the Issue Date or thereafter acquired by Ayr Wellness or a Restricted Subsidiary whereby Ayr Wellness or a Restricted Subsidiary transfers such real property to a Person and Ayr Wellness or a Restricted Subsidiary leases it from such Person.

“Security Documents” means all of the security agreements, pledges, collateral assignments, mortgages, deeds of hypothec, deeds of trust, trust deeds or other instruments from time to time evidencing or creating or purporting to create any security interests in favour of the Collateral Trustee for its benefit and for the benefit of the Trustee and the holders of the Notes, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“SEDAR +” means the System for Electronic Document Analysis and Retrieval – plus.

“Standard & Poor’s” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Stated Maturity”, means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of Ayr Wellness, Ayr Wellness Holdings or a Guarantor that is contractually subordinated in right of payment, in any respect (by its terms or the terms of any document or instrument relating thereto), to the Notes or the Guarantee of such Guarantor, as applicable.

“Subordination Agreement” means each subordination agreement entered into prior to the date hereof or to be entered into by, among others, Ayr Wellness, Ayr Wellness Holdings or any Guarantor (with the consent of the Majority of the Holders as to the terms and conditions therein), the Trustee and certain secured creditors of Ayr Wellness, Ayr Wellness Holdings or any Guarantor in respect of Indebtedness of Ayr Wellness that will be subordinate to the Notes.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Support Agreement” means that certain support agreement entered into between Ayr Wellness, the Issuer and the 2026 Majority Noteholders dated as of October 31, 2023.

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 12.5.

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended.

“Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, in interest and any other liabilities related thereto, and for the avoidance of doubt, including any withholding or deduction for or on account of Tax) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act is amended after such date, “Trust Indenture Act” means, with respect to the Notes of any series issued after such date, the Trust Indenture Act as so amended.

“Trustee” means Odyssey Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Trustee’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act.

“U.S. GAAP” means generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis, provided that for the purpose of Section 6.06 hereof and the definitions used therein, “U.S. GAAP” shall mean generally accepted accounting principles in effect on the date hereof and consistent with those used in the preparation of the Financial Statements.

“U.S. Holder” means any (a) Holder or Beneficial Holder that (i) is a U.S. Person, (ii) is in the United States, (iii) received an offer to acquire Notes while in the United States, or (iv) was in the United States at the time such Holder’s buy order was made or such Holder executed or delivered its purchase order for the Notes or (b) person who acquired Notes on behalf of, or for the account or benefit of, any person in the United States or a U.S. Person.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Legend” has the meaning set forth in Section 2.3(h).

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“Vendor Take Back Notes” means the aggregate amount of liabilities Incurred by Ayr Wellness and its Restricted Subsidiaries in connection with promissory notes issued in connection with acquisitions on or prior to October 31, 2023, which aggregate principal amount as of such date is equal to $[___].

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

1.2	Meaning of “Outstanding”

Every Note issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption for monies or a new Note is issued in substitution for it pursuant to Section 2.10 or the payment for redemption thereof shall have been set aside under Section 5.7, provided that:

(a)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)	for the purposes of any provision of this Indenture entitling Holders of outstanding Notes of any series to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders thereof, Notes owned directly or indirectly, legally or equitably, by Ayr Wellness or any of its Subsidiaries shall be disregarded (unless Ayr Wellness and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of such series of Notes at the time outstanding in which case they shall not be disregarded) except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officers’ Certificate confirming that Ayr Wellness and/or one or more of its Subsidiaries are the only Holders shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to Ayr Wellness or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of Ayr Wellness or any of its Subsidiaries.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Appendices refer, unless otherwise specified, to articles of and appendices to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(e)	“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include the Guarantees, as applicable, and any and every Supplemental Indenture.

1.4	Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5	Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7	Applicable Law

This Indenture and the Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States of America unless otherwise expressed.

1.9	Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

1.11	Successors and Assigns

All covenants and agreements in this Indenture by Ayr Wellness on its own behalf and on behalf of its Restricted Subsidiaries shall bind their respective successors and assigns, as applicable, whether expressed or not.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their respective successors or assigns hereunder, any Paying Agent, the Holders and the Trustee, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13	Accounting Terms; Changes in US GAAP

(a)	Each accounting term used in the Indenture, unless otherwise defined herein, has the meaning assigned to it under US GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)	If there occurs a material change in US GAAP after the Issue Date, and such change would require disclosure under US GAAP in the financial statements of Ayr Wellness and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, Ayr Wellness shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on Ayr Wellness’s current and immediately prior year’s financial statements in accordance with U.S. GAAP and state whether Ayr Wellness desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from Ayr Wellness of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(c)	If Ayr Wellness so indicates that it wishes to revise the method of calculating the Financial Term, Ayr Wellness shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

1.14	Interest Act (Canada)

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366, as applicable. The rates of interest under this Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Indenture.

1.15	Conflict with Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 317, inclusive, through operation of Section 318(c) of the Trust Indenture Act, such imposed duties shall control.

ARTICLE 2
THE NOTES

2.1	Issue and Designation of Notes; Ranking

The aggregate principal amount of Notes authorized to be issued and authenticated under this Indenture is unlimited, provided, however, that Notes may be issued under this Indenture only on and subject to the conditions and limitations in this Indenture. The Indebtedness evidenced by the Notes will be direct senior secured obligations of the Issuer secured by Liens on the Collateral, subject to Permitted Liens.

2.2	Issuance in Series

(a)	Notes may be issued in one or more series from time to time pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Notes of each series (i) will have such designation, (ii) may be subject to a limitation of the maximum principal amount authorized for issuance, (iii) will be issued in such denominations, (iv) may be purchased and payable as to principal, premium (if any) and interest at such place or places and in such currency or currencies, (v) will bear such date or dates and mature on such date or dates, (vi) will indicate the portion (if less than all of the principal amount) of such Notes to be payable on declaration of acceleration of Maturity, (vii) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (viii) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Notes may be redeemed or purchased at the option of the Issuer or otherwise, (ix) may contain conversion or exchange terms, (x) will indicate the percentage of the principal amount (including any premium) at which Notes may be issued or redeemed, (xi) will set out each office or agency at which the principal of, premium (if any) and interest on the Notes will be payable, and the addresses of each office or agency at which the Notes may be presented for registration of transfer or exchange, (xii) may contain covenants and events of default in addition to or in substitution for the covenants contained herein and the Events of Default, (xiii) may contain additional legends and/or provisions relating to the transfer and exchange of Notes in addition to those provided for herein, and (xiv) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be set forth in a Board Resolution passed at or before the time of the issue of the Notes of such series and such other provisions (to the extent as the Board of Directors may deem appropriate) as are contained in the Notes of such series. The execution by the Issuer of the Notes of such series and the delivery thereof to the Trustee for authentication will be conclusive evidence of the inclusion of the provisions authorized by this subsection.

(b)	All Notes of any one series will be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to this Indenture, an Officers’ Certificate or the Supplemental Indenture establishing such series. Not all Notes of any one series need to be issued at the same time, and, unless otherwise provided, additional Notes of any series may be issued from time to time, at the option of the Issuer, as applicable, without the consent of any Holder.

(c)	Before the creation of any series of Notes (other than the 2026 Notes, which terms are provided for in Article 3 and other than the 2024 Notes, which terms are provided for in Article 3.1), the Issuer will execute and deliver to the Trustee a Supplemental Indenture for the purpose of establishing the terms of such series of Notes and the forms and denominations in which they may be issued, together with a Board Resolution authorizing the issuance of any such Notes. The Trustee will execute and deliver such Supplemental Indentures from time to time pursuant to Section 12.5.

(d)	Whenever any series of Notes has been authorized, Notes in such series may from time to time be authenticated by the Issuer and delivered to the Trustee and, subject to Section 2.4, will be certified and delivered by the Trustee to or to the order of the Issuer upon receipt by the Trustee of:

(i)	a Board Resolution authorizing the issuance of a specified principal amount of Notes of such series;

(ii)	an Officers’ Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Issuer has complied with all other conditions of this Indenture in connection with the issue of such series;

(iii)	an Issuer Order for the authentication and delivery of such series of Notes specifying the principal amount of the Notes to be authenticated and delivered; and

(iv)	an Opinion of Counsel addressed to the Trustee to the effect that all legal requirements imposed by this Indenture, any applicable Supplemental Indenture or by law governing the Notes in connection with the issuance, authentication and delivery of such series of Notes have been complied with subject to the delivery of certain documents or instruments specified in such opinion.

(e)	In connection with the issuance of any series of Notes by the Issuer, the Issuer shall fulfill all of the obligations under this Section 2.2 for the issuance of such Notes as the Issuer, including for greater certainty, the execution of a Supplemental Indenture by the Issuer giving effect to the issuance of the Notes. Concurrent with the execution of the Supplemental Indenture giving effect to the issuance of Notes by the Issuer, Ayr Wellness and the other Guarantors shall deliver to the Trustee a guarantee of such series of Notes. Following the delivery of the aforementioned Supplemental Indenture, guarantee and completion of the other requirements under this Section 2.2, the Trustee shall authenticate the Notes.

2.3	Form of Notes

(a)	The Notes of any series and the Trustee’s certificate of authentication shall be substantially in the form set out in the Supplemental Indenture establishing such series (or in the case of the 2026 Notes, in the form set out in Appendix A-1 and A-2 hereto and in the case of the 2024 Note, in the form set out in Appendix A-3), together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, which may include one or more of the legends set forth in Section 2.3(h) or Section 2.13 hereof or in a Supplemental Indenture. Each Note shall be dated the date of its authentication. Unless otherwise set out in the Supplemental Indenture establishing a series of Notes, Notes shall be issued in denominations of $1,000 and integral multiples of $1,000.

(b)	The terms and provisions contained in the Notes and the Supplemental Indenture establishing each series of Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture and each applicable Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c)	The Notes of any series may be in different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of such Notes of different denominations or forms and in the provisions for the registration or transfer of such Notes.

(d)	Subject to Section 2.3(a) and to any limitation as to the maximum principal amount of Notes of any particular series, any Notes may be issued as a part of any series of Notes previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue.

(e)	All series of Notes which may at any time be issued under this Indenture and the certificate of the Trustee endorsed on such Notes may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as the Board of Directors determines at the time of first issue of any series of Notes, as approved by the Trustee, the approval of which will be conclusively evidenced by its authentication of such Notes.

(f)	If any provision of any series of Notes in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

(g)	Notes may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Issuer may determine. The execution of any such Notes by the Issuer and the authentication by the Trustee in accordance with Section 2.4 of any such Notes will be conclusive evidence that such Notes are Notes authorized by this Indenture.

(h)	Each Note issued to, or for the account for benefit of, a U.S. Holder, and each Note issued in exchange or substitution therefor, will be evidenced by a Definitive Note that bears the U.S. Legend (as defined below). The Notes have not been and will not be registered under the U.S. Securities Act or under the securities laws of any of the states of the United States, and may not be offered, sold or otherwise disposed of unless in accordance with Applicable Securities Legislation. Each Definitive Note issued for the benefit or account of a U.S. Holder, and each Definitive Note issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Issuer may prescribe from time to time (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF,BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF [AYR WELLNESS INC.] [AYR WELLNESS CANADA HOLDINGS INC.] (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if the Notes are being sold outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations, this U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by the transferor delivering to the Trustee and the Issuer a duly completed Form of Assignment attached to the Note and by providing a declaration to the Trustee and the Issuer in the form set forth in Appendix B or as the Issuer may prescribe from time to time, or such other evidence as may be required by the Issuer and the Trustee which may include an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer; provided further, that, if any such Notes are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by delivery to the Trustee and the Issuer of the Form of Assignment attached to the Note and an opinion of counsel, of recognized standing, reasonably satisfactory to the Issuer, to the effect that such U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

2.4	Execution, Authentication and Delivery of Notes

(a)	All Notes shall be signed (either manually or by electronic or facsimile signature) by any two authorized directors or officers of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be. Notwithstanding that any individual whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the authentication and delivery thereof, such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of this Indenture.

(b)	No Notes will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by manual signature by or on behalf of the Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits hereof.

(c)	Subject to the terms of this Indenture, the Trustee shall from time to time authenticate one or more Notes (including Global Notes) for original issue on the issue date for any series of Notes upon and in accordance with an Issuer Order (an “Authentication Order”), without the Trustee receiving any consideration therefor. Each such Authentication Order shall specify the principal amount of such Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 2.10. Except as provided in Section 6.10, there is no limit on the amount of Notes that may be issued hereunder.

(d)	The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of this Indenture or of any Notes or their issuance (except the due authentication thereof by the Trustee) or as to the performance by the Issuer of its obligations under this Indenture or any Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under this Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of this Indenture.

2.5	Registrar and Paying Agent

(a)	The Issuer shall maintain for each series of Notes an office or agency where such Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where such Notes may be surrendered for payment (“Paying Agent”). The Registrar shall keep a register of such Notes and of their transfer and exchange.

(b)	The Issuer may appoint one or more co-registrars and one or more additional paying agents for any series of Notes in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. If the Issuer does not exercise its option to appoint or maintain another entity as Registrar or Paying Agent in respect of any series of Notes, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar for any series of Notes. The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the Notes.

2.6	Paying Agent to Hold Money in Trust

The Issuer shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust, for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, and interest on the Notes of the relevant series and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent; provided that upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for each series of Notes.

2.7	Book Entry Only Notes, DRS Advice

(a)	Subject to Section 2.3(h), Section 2.7(c), and Section 4.2(b) and the provisions of the Notes of any series or any Supplemental Indenture providing for the issuance thereof, Notes shall be issued initially as Book Entry Only Notes represented by one or more Global Notes. Each Global Note authenticated in accordance with this Indenture and any Supplemental Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and deposited with such Depository or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture and the applicable Supplemental Indenture. Beneficial interests in a Global Note will not be shown on the register or the records maintained by the Depository but will be represented through book entry accounts of Participants on behalf of the Beneficial Holders of such Global Note in accordance with the rules and procedures of the Depository. None of the Issuer or the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Notes or for maintaining, reviewing or supervising any records relating to such beneficial interests therein. Except as otherwise provided in this Indenture or any Supplemental Indenture in respect of a series of Notes, Beneficial Holders of Global Notes shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive Definitive Notes and shall not be considered owners or holders thereof under this Indenture or any Supplemental Indenture. Nothing herein or in a Supplemental Indenture shall prevent the Beneficial Holders from voting Global Notes using duly executed voting instruction forms.

(b)	Every Note authenticated and delivered upon registration or transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof.

(c)	Notwithstanding anything else contained herein, 2026 Notes may be issued to certain Holders of 2026 Notes pursuant to Direct Registration System advice at the direction of Ayr Wellness or Ayr Wellness Holdings.

2.8	Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following in addition to the provisions of Section 4.2, unless and until Definitive Notes have been issued to Beneficial Holders pursuant to Section 4.2(b):

(a)	the Trustee may deal with such Depository as the authorized representative of the Beneficial Holders of such Notes;

(b)	the rights of the Beneficial Holders of such Notes shall be exercised only through such Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes of any series, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d)	such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium and interest on the Notes to such direct Participants for subsequent payment to the Beneficial Holders thereof;

(e)	the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Notes for all purposes whatsoever;

(f)	whenever a notice or other communication is required to be provided to Holders in connection with this Indenture or the Notes, the Trustee shall provide all such notices and communications to the Depository for subsequent delivery of such notices and communications to the Beneficial Holders in accordance with Applicable Securities Legislation and the procedures of the Depository; and

(g)	notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof. Upon payment over to the Depository, the Trustee, if acting as the Paying Agent, shall have no further liability for the money.

2.9	Interim Notes

Pending the delivery of Definitive Notes of any series to the Trustee, the Issuer may issue and the Trustee authenticate in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to Definitive Notes of such series when the same are ready for delivery; or the Issuer may execute and deliver to the Trustee and the Trustee authenticate a temporary Note for the whole principal amount of Notes of such series then authorized to be issued hereunder and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Issuer and the Trustee may approve entitling the holders thereof to Definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes of such series duly issued hereunder and, pending the exchange thereof for Definitive Notes of such series, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Holders of such series and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Issuer shall have delivered the Definitive Notes of such series to the Trustee, the Trustee shall call in for exchange all temporary or interim Notes of such series or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Issuer or the Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Trustee shall authenticate and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture and shall rank equally in accordance with its terms with all other Notes of such series issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Issuer and to the Trustee such evidence of the loss, theft or destruction of the Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.11	Concerning Interest

(a)	All Notes of each series issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes (including for certainty Notes issued under Sections 2.9 and 2.10), shall bear interest (i) from and including their respective issue date, or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on a Note of any series will cease to accrue from the Maturity of such Note (including, for certainty, if such Note was called for redemption, the Redemption Date); unless upon due presentation and surrender of such Note for payment on or after the Maturity thereof, such payment is improperly withheld or refused.

(c)	If the date for payment of any amount of principal, premium or interest in respect of a Note of any series is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d)	The Holder of any Note of any series at the close of business on any Record Date applicable to a particular series with respect to any Interest Payment Date for such series shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date for such series, in which case such defaulted interest shall be paid to the Holder of such Note as at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date. The term “Record Date” as used with respect to any Interest Payment Date (except a date for payment of defaulted interest) for the Notes of any series shall mean the date specified as such in the terms of the Notes of such series established as contemplated by Section 2.2, and in respect of the 2026 Notes, shall mean the “2026 Record Date” specified in Section 3.1.

(e)	Wherever in this Indenture, any Supplemental Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture, the Supplemental Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f)	Unless otherwise specifically provided in this Indenture or the terms of any Note, interest on Notes of any series shall be computed on the basis of a year of 365 days or 366 days, as applicable. With respect to any series of Notes, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Payments of Amounts Due on Maturity

(a)	Subject to Section 2.12(b), the following provisions shall apply to all Notes, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2024 Notes, Article 3):

(i)	in the case of fully registered Notes, the Issuer shall establish and maintain with the Paying Agent a Maturity Account for each series of Notes. On or before 11:00 a.m. (Toronto time) on the Stated Maturity date for each series of Notes outstanding from time to time under this Indenture, the Issuer shall deposit in the applicable Maturity Account by wire transfer or certified cheque an amount sufficient to pay all amounts payable in respect of the outstanding Notes of such series (less any Taxes required by law to be deducted or withheld therefrom). The Paying Agent will pay to each Holder of such Notes entitled to receive payment, the principal amount of, and premium (if any) on, such Notes, upon surrender of such Notes to the Paying Agent or at any branch of the Trustee designated for such purpose from time to time by the Issuer and the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Issuer for such Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture to such extent and such Holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.12(a)(i) will constitute Default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made; and

(ii)	in the case of any series of Notes issued and outstanding in the form of or represented by Global Notes, on or before 11:00 a.m. (Toronto time) on the day prior to the Stated Maturity date for such Notes, the Issuer shall deliver to the Trustee, for onward payment to the Depository, in each case by electronic funds transfer, an amount sufficient to pay the amount payable in respect of such Global Notes (less any Taxes required by law to be deducted or withheld therefrom). The Issuer shall pay to the Trustee, for onward payment to the Depository, the principal amount of, and premium (if any) on, such Global Notes, against receipt of the relevant Global Notes. The delivery of such electronic funds to the Trustee for onward payment to the Depository will satisfy and discharge the liability of the Issuer for the series of Notes to which the electronic funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture unless such electronic funds transfer is not received. Failure to make delivery of funds available as required pursuant to this Section 2.12(a)(ii) will constitute Default in payment on the Notes of the series in respect of which the delivery or making available of funds was required to have been made.

(b)	Notwithstanding Section 2.12(a), all payments in excess of CAD$25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor the Paying Agent shall have any obligation to disburse funds pursuant to Section 2.12(a)(i) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity. The Paying Agent shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.13	Legends on Notes

(a)	Each Global Note shall bear a legend in substantially the following form, subject to such modification as required by the applicable Depository (the “Global Note Legend”):

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [AYR WELLNESS INC.] [AYR WELLNESS CANADA HOLDINGS INC.] OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”

(b)	Prior to the issuance of Notes of any series, the Issuer shall notify the Trustee, in writing, concerning which Notes are to be certificated and are to bear the legend or legends described in this Section 2.13.

2.14	Payment of Interest

The following provisions shall apply to Notes of each series, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2026 Notes, Article 3 and the 2024 Notes, Article 3.1):

(a)	As interest becomes due on each fully registered Note (except on redemption thereof, when interest may at the option of the Issuer be paid upon surrender of such Note), the Issuer, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest including any Additional Amounts (less any Taxes required by law to be deducted or withheld therefrom) to the Holders of record on the Record Date immediately preceding the applicable Interest Payment Date. If payment is made by cheque, such cheque shall be forwarded at least two days prior to each Interest Payment Date and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to Holders), such payment shall be made in a manner whereby the Holder receives credit for such payment on the Interest Payment Date. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any Taxes deducted or withheld as aforesaid, satisfy and discharge all liability for interest including any Additional Amounts on such Note to such extent, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Issuer shall issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on any Note in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Trustee, by 11:00 a.m. (Toronto time) at least one Business Day prior to the related Interest Payment Date for a Note or to the date of mailing the cheques for the interest due on such Interest Payment Date for such Note, whichever is earlier, the Issuer shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Issuer in order to effect such interest payment hereunder.

(b)	So long as the Notes of any series or any portion thereof are issued in the form of or represented by a Global Note, then all payments of interest on such Global Note shall be made by 11:00 a.m. (Toronto time) at least one Business Day prior to the related Interest Payment Date by electronic funds transfer made payable to the Trustee for subsequent payment to the Depository on behalf of the Beneficial Holders of the applicable interests in that Global Note, unless the Issuer and the Trustee agree.

(c)	Notwithstanding Sections 2.14(a) and 2.14(b), all payments in excess of CAD$25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor Paying Agent, as applicable, shall have any obligation to disburse funds in respect of any Note pursuant to Section 2.14(a) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date for such Note. The Trustee or Paying Agent, as applicable, shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.15	Record of Payment

The Trustee will maintain accounts and records evidencing any payment, by it or any other Paying Agent on behalf of the Issuer, of principal, premium (if any) and interest in respect of Notes of each series, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

2.16	Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Issuer hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.

ARTICLE 3
TERMS OF THE 2026 NOTES

3.1	[Reserved]

3.2	Creation and Designation of the 2026 Notes

(a)	In accordance with this Indenture, the Issuer is authorized to issue a series of Notes designated “13.0% Senior Secured Notes due December 10, 2026” consisting of both the 2026 Exchanged Notes and 2026 Additional Notes.

(b)	Each Holder of the 2024 Notes shall receive 2026 Exchanged Notes in exchange for its 2024 Notes, in each case, on a dollar-for-dollar cashless basis under this Indenture (the date on which such 2024 Notes are exchanged, the “Exchange Date”) pursuant to the 2026 CBCA Proceedings plus any accrued by unpaid interest up to but excluding the Exchange Date. Each Holder hereby agrees and acknowledges that interest on the 2024 Notes commencing on and following the Exchange Date shall accrue and be payable only to Ayr Wellness Holdings, as Holder of the 2024 Notes following the 2026 CBCA Proceedings.

(c)	Each Person listed on Schedule A attached hereto shall receive 2026 Additional Notes, subject to the terms and conditions contained herein.

3.3	Aggregate Principal Amount

The aggregate principal amount of 2026 Notes which may be issued under this Indenture is $293.25 million, consisting of (a) $243.25 million in 2026 Exchanged Notes and (b) $50.0 million in 2026 Additional Notes.

3.4	Authentication

The Trustee shall authenticate one or more Global Notes or, in respect of certain Holders, definitive certificates or Direct Registration System advice for original issue on the Issue Date, with respect to (a) the 2026 Exchanged Notes in an aggregate principal amount of up to $243.25 million and (b) the 2026 Additional Notes in an aggregate principal amount of up to $50.0 million (which shall bear US legends for US Securities Law purposes) or otherwise to permit transfers or exchanges in accordance with Section 4.6 upon receipt by the Trustee of a duly executed Authentication Order.

3.5	Date of Issue and Maturity

The 2026 Notes will be dated [December 29, 2023] and the 2026 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 10, 2026 (the “2026 Note Maturity Date”).

3.6	Interest

(a)	The 2026 Notes will bear interest on the unpaid principal amount thereof at the rate of 13.0% per annum from the Issue Date to, but excluding, the 2026 Note Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date for the 2026 Notes will be June 30, 2024.

(b)	Interest will be payable in respect of each Interest Period (after, as well as before, the 2026 Note Maturity Date, default and judgment, with interest overdue on principal and interest at a rate that equal to the applicable rate on the 2026 Notes) on each Interest Payment Date in accordance with Section 2.11 and Section 2.14. Interest on the 2026 Notes will accrue from the Issue Date or, if interest has already been paid, from and including the last Interest Payment Date therefor to which interest has been paid or made available for payment. Interest will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; except that interest in respect of any period that is shorter than a full semi-annual interest period will be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of days elapsed in that period.

(c)	Notwithstanding anything in this Indenture or the Notes to the contrary, if at any time the interest rate applicable to Notes, together with all fees, charges and other amounts which are treated as interest on such Notes under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by any of the Holders holding such Notes in accordance with applicable law, the rate of interest payable in respect of such Notes hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Notes but were not payable as a result of the operation of this Section 3.6(c) shall be cumulated (the “cumulated amount”) and the interest and Charges payable to such Holders in respect of other Notes or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the rate of interest payable in respect of such Notes hereunder to the date of repayment, shall have been received by such Holders. Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in Section 347 of the Criminal Code (Canada), R.S.C., 1985 c. C-46, as amended from time to time) payable under this Indenture or the Notes exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in such Section) permitted under such Section and, if any payment, collection or demand pursuant to this Indenture or the Notes in respect of “interest” (as defined in such Section), including the payment of any cumulated amount, is determined to be contrary to the provisions of such Section, the amount of such excess payment or collection will be refunded to the Company. For purposes of this Indenture and the Notes, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of this Indenture and the Notes on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Trustee will be prima facie evidence of such determination.

3.7	Optional Redemption

(a)	At any time and from time to time after the Issue Date, the Issuer may redeem all or a part of the 2026 Notes upon not less than 15 days’ nor more than 60 days’ notice, at par plus accrued and unpaid interest on the 2026 Notes redeemed, to the applicable Redemption Date.

(b)	Unless otherwise specifically provided in this Section 3.7, the terms of Article 5 shall apply to the redemption of any 2026 Notes and in the event of any inconsistency, the terms of this Section 3.7 shall prevail.

3.8	Use of Proceeds

The proceeds of the 2026 Additional Notes shall be distributed by Ayr Wellness Holdings as an intercompany obligation to Ayr Wellness concurrently with the issuance thereof pursuant to the 2026 Subordinated Intercompany Note and may be used by the Ayr Wellness and its Restricted Subsidiaries for working capital purposes and in accordance to the “Limitations” as set forth in the Support Agreement.

3.9	Mandatory Redemption and Market Purchases

(a)	The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the 2026 Notes; provided, however, that the Issuer may be required to offer to purchase the 2026 Notes pursuant to Sections 6.14 and 6.15.

(b)	The Issuer or any of its Subsidiaries may at any time and from time to time purchase 2026 Notes by tender offer, open market purchases, negotiated transactions, private agreement or otherwise at any price in accordance with Applicable Securities Legislation, so long as such acquisition does not violate the terms of this Indenture.

3.10	Form and Denomination of the 2026 Notes

(a)	The 2026 Exchange Notes will be issued at an issue price of $1,000 per $1,000 of principal amount (and integral multiples of $1,000).

(b)	The 2026 Additional Notes will be issued at an issue price of $800 per $1,000 of principal amount (and integral multiples of $1,000).

(c)	Subject to Section 4.2(b), the 2026 Notes will be issuable as Global Notes and/or Definitive Notes, substantially in the form set out in Appendix A-1 or A-2 hereto with such changes as may be reasonably required by the Depository and any other changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of 2026 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.11	Currency of Payment

The principal of, and interest and premium (if any) on, the 2026 Notes will be payable in United States dollars.

3.12	Additional Amounts

(a)	All payments made by any Guarantor under or with respect to any Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any United States taxing authority (hereinafter “United States Taxes”), unless any Guarantor is required to withhold or deduct United States Taxes by law or by the interpretation or administration thereof. If any Guarantor is so required to withhold or deduct any amount of interest for or on account of United States Taxes from any payment made under or with respect to any Guarantee, such Guarantor will pay such additional amounts of interest (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such United States Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an “Excluded Holder”):

(i)	which is subject to such United States Taxes by reason of any connection between such holder and the United States or any states political subdivision thereof or authority thereof other than the mere holding of Notes or the receipt of payments thereunder;

(ii)	which failed to duly and timely comply with a timely request of the Issuer to provide information, documents, certification or other evidence concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with the United States or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any United States Taxes as to which Additional Amounts would have otherwise been payable to such holder of Notes but for this clause (ii);

(iii)	which is a fiduciary, a partnership or not the beneficial owner of any payment on a Note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the Note directly (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner);

(iv)	to the extent that the United States Taxes required to be withheld or deducted are imposed pursuant to sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (and any amended or successor version that is substantially comparable), and any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

(v)	any combination of the foregoing clauses of this proviso.

(b)	The Issuer or such Guarantor, as the case may be, will also (i) make such withholding or deduction and, (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor, as the case may be, will furnish to the holders of the Notes, within 30 days after the date the payment of any United States Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by such Guarantor, as the case may be. Such Guarantor will indemnify and hold harmless each holder (other than all Excluded Holders) for the amount of (A) any United States Taxes not withheld or deducted by such Guarantor and levied or imposed and paid by such holder as a result of payments made under or with respect to the Guarantees, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any United States Taxes imposed with respect to any reimbursement under clauses (i) or (ii) of this Section 3.12(b).

(c)	At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if any Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d)	The obligations described under this Section 3.12 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person and to any jurisdiction in which such successor is organized or is otherwise resident or doing business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents.

3.13	Appointment

(a)	The Trustee will be the trustee for the 2026 Notes, subject to Article 11.

(b)	The Issuer initially appoints CDS to act as Depository with respect to the 2026 Notes.

(c)	The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the 2026 Notes. The Issuer may change the Registrar, transfer agent, authentication agent or Paying Agent for the 2026 Notes at any time and from time to time without prior notice to the Holders of the 2026 Notes.

3.14	Inconsistency

In the case of any conflict or inconsistency between this Article 3 and any other provision of this Indenture, Article 3 shall, as to the 2026 Notes, govern and prevail.

3.15	Reference to Principal, Premium, Interest, etc.

Whenever this Indenture refers to, in any context, the payment of principal, Called Principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference shall include the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

3.16	Merger, Amalgamation or Winding up of Ayr Wellness Holdings

Notwithstanding anything else contained in this Indenture, following completion of the 2026 CBCA Proceedings, Ayr Wellness and Ayr Wellness Holdings may be merged or amalgamated (after the continuance of the latter to British Columbia) or Ayr Wellness Holdings may be wound up into Ayr Wellness (any of such merger, amalgamation or winding-up, the “Parent-Issuer Merger”), and in such case (a) the 2026 Notes issued by Ayr Wellness Holdings in connection with the 2026 CBCA Proceedings shall become direct obligations of the amalgamated entity or of Ayr Wellness, as applicable, and Ayr Wellness (or the amalgamated entity) shall assume all the rights, obligations and liabilities as an Issuer hereunder, and (b) all reference to Ayr Wellness in this Indenture shall be deemed to be the entity continuing thereunder.

ARTICLE 3.1
TERMS OF THE 2024 NOTES

3.1.1	Amendment and Designation of the 2024 Notes

Upon completion of the 2026 CBCA Proceedings, the terms of the 2024 Notes shall be automatically deemed amended in their entirety to reflect the terms of this Article 3.1 without any further action.

3.1.2	Aggregate Principal Amount

The aggregate principal amount of 2024 Notes which may be issued under this Indenture is $243.25 million.

3.1.3	Appointment

The Trustee will be the trustee for the 2024 Notes, subject to Article 11.

3.1.4	Form and Denomination

Subject to Section 2.2(b), the 2024 Notes will be issuable as Definitive Notes, substantially in the form set out in Appendix A-3 hereto with such changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of 2024 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.1.5	Interest and Ranking

The 2024 Notes shall bear interest at a rate of 13.5% per annum. Interest accruing on the 2024 Notes shall be paid on June 30 and December 31 of each year the 2024 Notes remain outstanding. The 2024 Notes shall be (i) held solely by Ayr Wellness Holdings as an unsecured inter-company obligation between Ayr Wellness and Ayr Wellness Holdings, (ii) shall not be permitted to be assigned, encumbered (except to and in favour of the Trustee as security for Ayr Wellness Holdings’ Obligations in respect of the 2026 Notes) or otherwise dealt with in any manner by Ayr Wellness Holdings, (iii) shall be subordinate in all respects, including (without limitation), in right of payment, to the 2026 Notes, and (iv) shall be assigned by Ayr Wellness Holdings to the Trustee, as security for Ayr Wellness Holdings’ Obligations under the 2026 Notes, and Ayr Wellness Holdings shall enter into a subordination agreement in favor of the Trustee, on behalf of the Holders (in form and substance satisfactory to the Trustee) with respect to, inter alia, subparagraphs (i) to (iv) above. The 2024 Notes will be redeemable at any time and from time to time by Ayr Wellness at par.

3.1.6	Date of Issue and Maturity

The 2024 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 31, 2026.

3.1.7	Currency of Payment

The principal of, and interest and premium (if any) on, the 2024 Notes will be payable in United States dollars.

3.1.8	Restrictions on 2024 Notes

Ayr Wellness and Ayr Wellness Holdings hereby agrees and acknowledges that:

(a)	The 2024 Notes shall not be amended, modified, or supplemented in any respect and shall be subject to the terms of the AWH Assignment and Subordination Agreement;

(b)	The 2024 Notes may not be assigned, sold, transferred, disposed of or participated to or in favor of any other Person in any manner whatsoever, other than (i) by virtue of the Parent Issuer Merger, or (ii) by way of assignment as security in favor of the Trustee pursuant to the terms of the AWH Assignment and Subordination Agreement; and

(c)	The 2024 Notes shall remain unsecured at all times and shall not be pledged or encumbered in any manner whatsoever to any Person, other than by way of assignment as security in favor of the Trustee pursuant to the terms of the AWH Assignment and Subordination Agreement.

ARTICLE 4
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1	Register of Certificated Notes

(a)	Subject to the terms of any Supplemental Indenture, with respect to each series of Notes issuable in whole or in part as registered Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Notes of such series or as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. Such registration shall be noted on the relevant Notes by the Trustee or other Registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a registered Note shall be valid unless made on such register referred to in Section 4.1(a) by the Holder or such Holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other Registrar upon surrender of the Notes together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe, and unless the name of the transferee shall have been noted on the Note by the Trustee or other Registrar.

4.2	Global Notes

(a)	With respect to Notes issuable as or represented by, in whole or in part, one or more Global Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each such Global Note (being the Depository, or its nominee, for such Global Note) and particulars of the Global Note held by it, and of all transfers thereof. If any Notes are at any time not Global Notes, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Notes.

(b)	Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and, accordingly, subject to Section 4.6, no Definitive Notes of any series shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in any Supplemental Indenture, a resolution of the Trustee, a Board Resolution or an Officers’ Certificate:

(i)	Definitive Notes may be issued to Beneficial Holders at any time after:

(A)	the Issuer has determined that CDS (1) is unwilling or unable to continue as Depository for Global Notes, or (2) ceases to be eligible to be a Depository, and, in each case the Issuer is unable to locate a qualified successor to its reasonable satisfaction;

(B)	the Issuer has determined, in its sole discretion, or is required by law, to terminate the book-entry only registration system in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book-entry system ceases to exist; or

(C)	the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes, provided that Beneficial Holders representing, in the aggregate, not less than a majority of the aggregate outstanding principal amount of the Notes of the affected series advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for the Notes of such series is no longer in their best interests; and

(ii)	Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Issuer and Counsel, or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c)	Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b)(i) or upon the transfer of a Global Note to a Person other than a Depository or a nominee thereof in accordance with Section 4.2(b)(i)(A), the Trustee shall notify all Beneficial Holders, through the Depository, of the availability of Definitive Notes for such series. Upon surrender by the Depository of the Global Notes in respect of any series and receipt of new registration instructions from the Depository, the Trustee shall deliver the Definitive Notes of such series to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 4.1 and the remaining provisions of this Article 4.

(d)	It is expressly acknowledged that a transfer of beneficial ownership in a Note of any series issuable in the form of or represented by a Global Note will be effected only (a) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes represented by a Global Note may do so only through a Participant.

4.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Issuer and the transferor or any previous Holder of such Note, save in respect of equities of which the Issuer is required to take notice by law (including any statute or order of a court of competent jurisdiction).

4.4	No Notice of Trusts

None of the Issuer, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Note, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Note, whether named as Trustee or otherwise, as though that Person were the Beneficial Holder thereof.

4.5	Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, subject to applicable law, at all reasonable times be open for inspection by the Issuer, the Trustee or any Holder. Every Registrar, including the Trustee, shall from time to time when requested so to do by the Issuer or by the Trustee, in writing, furnish the Issuer or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers of the Notes held by each such Holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6	Issuer to Furnish Trustee Names and Addresses of Holders

(a)	The Issuer will furnish or cause to be furnished to the Trustee in writing, semi-annually, at least seven Business Days before each Interest Payment Date (and in all events at intervals of not more than six months) and at such other times as the Trustee may request in writing within 30 days after the receipt by the Issuer of any such request, a list in such form as the Trustee may reasonably require, of the names and addresses of Holders of securities of each series as of such date, provided that the Issuer shall not be so obligated at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Issuer and provided, however, that, in either case, no such list need be furnished for any series for which the Trustee shall be the Registrar.

(b)	The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in this Section 4.6 and the names and addresses of Holders received by the Trustee in its capacity as Registrar (if acting in such capacity). The Trustee may destroy any list furnished to it as provided in this Section 4.6 upon receipt of a new list so furnished.

(c)	Every holder of Notes, by receiving and holding the same, agrees with the Issuer and the Trustee that neither the Issuer nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to the names and addresses of Holders made pursuant to the Trust Indenture Act.

4.7	Transfers and Exchanges of Notes

(a)	Transfer and Exchange of Global Notes. A Global Note may be transferred in whole and not in part only pursuant to Section 4.2(b)(ii). A beneficial interest in a Global Note may not be exchanged for a Definitive Note other than pursuant to Section 4.2(b)(i). A Global Note may not be exchanged for another Note other than as provided in this Section 4.6(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 4.7(b) or 4.7(c), as applicable.

(b)	Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture, applicable laws and the Applicable Procedures. In connection with a transfer and exchange of beneficial interest in Global Notes, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged, and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase, or (B) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred, and (2) instructions given by the Depository to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer referred to in (B)(1) above. Upon satisfaction of all of the requirements for transfer of beneficial interests in Global Notes contained in this Indenture and the Notes, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 4.7(e).

(c)	Transfer or Exchange of Beneficial Interests in the Global Notes for Definitive Notes. A holder of a beneficial interest in a Global Note may exchange such beneficial interest for a Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note only upon the occurrence of any of the preceding events in Section 4.2(b) and satisfaction of the conditions set forth in Section 4.7(b). Upon the occurrence of any such preceding event and receipt by the Registrar of the instructions referred to in this Section 4.6(c), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 4.7(e), and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 4.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depository and the Participant or Beneficial Holder. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered.

(d)	Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 4.7(d) and Applicable Securities Legislation, the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.

(e)	Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section 4.10 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)	U.S. Restrictions on Transfer. If a Definitive Note tendered for transfer bears the U.S. Legend set forth in Section 2.3(h), the Trustee shall not register such transfer unless the transferor has provided the Trustee with the Definitive Note and: (A) the transfer is made to the Issuer; (B) the transfer is made outside of the United States in a transaction meeting the requirements of Rule 904 of Regulation S, and is in compliance with applicable local laws and regulations, and the transferor delivers to the Trustee and the Issuer a declaration substantially in the form set forth in Appendix B to this Indenture, or in such other form as the Issuer may from time to time prescribe, together with such other evidence of the availability of an exemption or exclusion from registration under the U.S. Securities Act (which may, without limitation, include an opinion of counsel, of recognized standing reasonably satisfactory to the Issuer) as the Issuer may reasonably require; (C) the transfer is made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 thereunder, if available, and in each case in accordance with any applicable state securities or “blue sky” laws; (D) the transfer is in compliance with another exemption from registration under the U.S. Securities Act and applicable state securities laws, or (E) the transfer is made pursuant to an effective registration statement under the U.S. Securities Act and any applicable state securities laws; provided that, it has prior to any transfer pursuant to Sections 4.7(f)(C) or 4.7(f)(D) furnished to the Trustee and the Issuer an opinion of counsel or other evidence in form and substance reasonably satisfactory to the Issuer to such effect. In relation to a transfer under (C) or (D) above, unless the Issuer and the Trustee receive an opinion of counsel, of recognized standing, or other evidence reasonably satisfactory to the Issuer in form and substance, to the effect that the U.S. Legend set forth in subsection 2.3(h) is no longer required on the Definitive Note representing the transferred Notes, the Definitive Note received by the transferee will continue to bear the U.S. Legend set forth in Section 2.3(h).

(g)	General Provisions Relating to Transfers and Exchanges.

(i)	To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Issuer’s Authentication Order in accordance with Section 2.4 or at the Registrar’s request.

(ii)	No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.9 and 10.1).

(iii)	All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(iv)	Neither the Issuer nor the Trustee nor any Registrar shall be required to:

(A)	issue, register the transfer of or exchange any Notes during a period beginning at the opening of business 15 days before the mailing of a Redemption Notice under Section 5.1 hereof and ending at the close of business on the day of selection, or

(B)	register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or unless upon due presentation thereof for redemption such Notes are not redeemed, or

(C)	register the transfer of or exchange a Note between a Record Date and the next succeeding Interest Payment Date, or

(D)	to register the transfer of or to exchange a Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

(v)	Subject to any restriction provided in this Indenture, the Issuer with the approval of the Trustee may at any time close any register for the Notes of any series (other than those kept at the principal office of the Trustee in Vancouver, British Columbia) and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

(vi)	Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Registrar or Paying Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest on such Notes and for all other purposes, and none of the Trustee, any Registrar or Paying Agent or the Issuer shall be affected by notice to the contrary.

(vii)	The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.4.

(viii)	Upon surrender for registration of transfer of any Note at the office or agency of the Issuer, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(ix)	At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.4 hereof.

(x)	All certifications, certificates and opinions of counsel required to be submitted pursuant to this Section 4.7 to effect a registration of transfer or exchange may be submitted by facsimile.

4.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of a Note of any series applied for within a period of two months from the date of the first delivery thereof;

(b)	for any exchange of any interim or temporary Note of any series or interim certificate that has been issued under Section 2.9 for a Definitive Note of any series;

(c)	for any exchange of a Global Note of any series as contemplated in Section 4.2; or

(d)	for any exchange of a Note of any series resulting from a partial redemption under Section 5.3.

4.9	Ownership of Notes

(a)	The Holder for the time being of any Note shall be entitled to the principal, premium, if any, and/or interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof (except in respect of equities of which the Issuer is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, premium, if any, or interest shall be a valid discharge to the Trustee, any Registrar and to the Issuer for the same and none shall be bound to inquire into the title of any such Holder.

(b)	Where Notes are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee, any Registrar and to the Issuer.

(c)	In the case of the death of one or more joint Holders, the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such Holders and to the estate of the deceased and the receipt by such survivor or survivors and the estate of the deceased thereof shall be a valid discharge by the Trustee, any Registrar and the Issuer.

(d)	Unless otherwise required by law, the Person in whose name any Note is registered shall for all purposes of this Indenture (except for references in this Indenture to a “Beneficial Holder”) be and be deemed to be the owner thereof and payment of or on account of the principal of, premium, if any, and interest on such Note shall be made only to or upon the order in writing of such Holder.

(e)	Notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders.

4.10	Communications to Holders

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes and the corresponding rights and duties of the Trustee shall be provided by Section 312(b) of the Trust Indenture Act.

4.11	Cancellation and Destruction

All matured Notes of any series shall forthwith after payment of all Obligations thereunder be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and cancelled by the Trustee. All Notes of any series which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Issuer, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Notes so destroyed.

ARTICLE 5
REDEMPTION AND PURCHASE OF NOTES

5.1	Redemption of Notes

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Notes or, in the case of the 2026 Notes, Article 3, Notes of any series may be redeemed before the Stated Maturity thereof, in whole at any time or in part from time to time, at the option of the Issuer and in accordance with and subject to the provisions set out in this Indenture and any applicable Supplemental Indenture, including those relating to the payment of any required redemption price (“Redemption Price”).

5.2	Places of Payment

The Redemption Price will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the Redemption Notice.

5.3	Partial Redemption

(a)	If less than all of the Notes of any series are to be redeemed at any time, the Trustee will select Notes of such series for redemption as follows:

(i)	if the Notes are listed on any national securities exchange in Canada or the United States, including the Canadian Securities Exchange, in compliance with the requirements of the principal national securities exchange; or

(ii)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; or

(iii)	if the Notes are included in global form based on a method required by CDS, or, a method that most nearly approximates a pro rata selection as the Trustee deems appropriate.

Subject to the foregoing and the Supplemental Indenture relating to any series of Notes (or, in the case of the 2026 Notes, Article 3), Notes or portions of Notes the Trustee selects for redemption shall be in minimum amounts of $1,000 or integral multiples of $1,000.

(b)	If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.4	Notice of Redemption

Unless otherwise provided in a Supplemental Indenture or, in the case of the 2026 Notes, Article 3, notice of redemption (the “Redemption Notice”) of any series of Notes shall be given to the Holders of the Notes so to be redeemed not more than 60 days nor less than 15 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2; provided that Redemption Notices in respect of optional redemptions of Notes may be delivered more than 60 days prior to a Redemption Date if the Redemption Notice is issued in connection with a defeasance of the relevant Notes or a satisfaction and discharge of this Indenture. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. Redemption Notices in respect of redemptions made pursuant to Section 3.7 may, at the Issuer’s discretion, be subject to one or more conditions precedent, as described under Section 5.5. In addition, unless all the outstanding Notes of a series are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the Notes which are to be redeemed (as are registered in the name of such Holder);

(b)	if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Global Notes, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

Notwithstanding Section 14.2, in the event that all Notes of a series to be redeemed are Global Notes, publication of the Redemption Notice shall not be required.

If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.5	Qualified Redemption Notice

In connection with any optional redemption of Notes, any such redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including the completion of any Permitted Refinancing Indebtedness or any Equity Offering. In addition, if such redemption notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s sole discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the redemption date so delayed, and that such redemption provisions may be adjusted to comply with any depositary requirements.

5.6	Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 5.4, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding. If any Redemption Date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders whose Notes shall be subject to redemption by the Issuer. From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 5.7 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such Redemption Notices shall have been lodged with it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.7	Deposit of Redemption Monies

(a)	Except as may otherwise be provided in any Supplemental Indenture or, in the case of the 2026 Notes, Article 3, upon Notes being called for redemption, the Issuer shall deposit with the Trustee, for onward payment to the Depository, on or before 11:00 a.m. (Toronto time) on the day prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Notes so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld therefrom. The Issuer shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, to the Depository on behalf of the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

(b)	Payment of funds to the Trustee upon redemption of Notes shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Issuer and the Trustee in order to effect such payment hereunder. Notwithstanding the foregoing, (i) all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 5.7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5.8	Failure to Surrender Notes Called for Redemption

In case the Holder of any Note of any series so called for redemption shall fail on or before the Redemption Date so to surrender such Holder’s Note, or shall not within such time specified on the Redemption Notice accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Note shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of the Redemption Price of such Note, plus any accrued but unpaid interest thereon to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld, out of the monies so paid and deposited, upon surrender and delivery up of such Holder’s relevant Note. In the event that any money required to be deposited hereunder with the Trustee or any Paying Agent on account of principal, premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such Paying Agent to the Issuer on its demand, and thereupon the Trustee shall not be responsible to Holders of such Notes for any amounts owing to them and subject to applicable law, thereafter the Holders of such Notes in respect of which such money was so repaid to the Issuer shall have no rights in respect thereof except to obtain payment of the money due from the Issuer, subject to any limitation period provided by the laws of British Columbia.

5.9	Cancellation of Notes Redeemed

Subject to the provisions of Sections 5.4 and 5.10 as to Notes redeemed or purchased in part, all Notes redeemed and paid under this Article 5 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

5.10	Purchase of Notes for Cancellation

(a)	Subject to the provisions of any Supplemental Indenture relating to a particular series of Notes or, in the case of the 2026 Notes, Article 3, the Issuer may, at any time and from time to time, purchase Notes of any series in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price; provided such acquisition does not otherwise violate the terms of this Indenture. All Notes so purchased may, at the option of the Issuer, be delivered to the Trustee and cancelled and no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes of the relevant series are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer shall be selected by the Trustee on a pro rata basis or in such other manner as the Issuer directs in writing and as consented to by the exchange, if any, on which Notes of such series are then listed which the Trustee considers appropriate, from the Notes of such series tendered by each tendering Holder thereof who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes of any series may be so selected, and regulations so made shall be valid and binding upon all Holders thereof, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of any series of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes of such series for the unpurchased part so surrendered, and the Trustee shall authenticate and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Note, the Depository shall make book-entry notations with respect to the principal amount thereof so purchased.

ARTICLE 6
COVENANTS OF THE ISSUER

As long as any Notes remain outstanding, the Issuer hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows (unless and for so long as the Issuer and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding Notes, in which case the following provisions of this Article 6 shall not apply):

6.1	Payment of Principal, Premium, and Interest

(a)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, premium, if any, and interest on the Notes in accordance with the terms of the Notes and this Indenture. Principal, premium and interest shall be considered paid on the date due if on such date the Trustee holds in accordance with this Indenture money sufficient to pay all principal, premium and interest then due and the Trustee is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b)	The Issuer shall pay interest on overdue principal and premium, if any, at the rate specified in respect of the Notes, and it will pay interest on overdue installments of interest at the same rate to the extent lawful.

6.2	Existence

Subject to Article 10, the Issuer shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, and the corporate, partnership or other legal power, as applicable, of the Issuer and each Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiary will be required to preserve any such corporate, partnership or other legal existence and corporate, partnership or other legal power if the Board of Directors of the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer, and the Restricted Subsidiaries taken as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

6.3	Payment of Taxes and Other Claims

The Issuer shall and shall cause each of the Restricted Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of Ayr Wellness or any Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiaries need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Issuer or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or a Restricted Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of the Issuer or such Restricted Subsidiary or (b) the non-payment of all such Taxes in the aggregate would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Issuer and the Restricted Subsidiaries taken as a whole.

6.4	Keeping of Books

The Issuer shall keep or cause to be kept, and shall cause each Restricted Subsidiary to keep or cause to be kept proper books of record and account, in which full and correct entries (in all material respects) shall be made of all financial transactions and the property and business of the Issuer and the Restricted Subsidiaries in accordance with U.S. GAAP.

6.5	Provision of Reports and Financial Statements

The Issuer will provide to the Trustee, and the Trustee shall deliver to the Holders, the following:

(a)	within 60 days after the end of each quarterly fiscal period in each fiscal year of the Issuer, other than the last quarterly fiscal period of each such fiscal year, copies of:

(i)	an unaudited consolidated statements of financial position as at the end of such quarterly fiscal period and unaudited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such quarterly fiscal period and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter; and

(ii)	an associated “Management’s Discussion and Analysis”; and

(b)	within 120 days after the end of each fiscal year of the Issuer, copies of:

(i)	an audited consolidated statements of financial position of the Issuer as at the end of such year and audited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such fiscal year, together with a report of the Issuer’s auditors thereon; and

(ii)	an associated “Management’s Discussion and Analysis”;

in the case of each of the Sections 6.5(a)(i) and 6.5(b)(i) prepared in accordance with U.S. GAAP. The reports referred to in Sections 6.5(a)(i) and 6.5(b)(i) are collectively referred to as the “Financial Reports.”

(c)	The Issuer will, within 15 Business Days after providing to the Trustee any Financial Report, hold a conference call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which Holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the trustee pursuant to the immediately preceding paragraph, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above.

(d)	Notwithstanding the foregoing paragraphs, at any time that the Issuer remains a “reporting issuer” (or its equivalent) in any province or territory of Canada, (i) all Financial Reports will be deemed to have been provided to the Trustee and the Holders once filed on SEDAR or any successor system thereto, (ii) the Issuer will not be required to maintain a website on which it makes such Financial Reports available, and (iii) if the Issuer holds a quarterly conference call for its equity holders within 15 Business Days of filing a Financial Report on SEDAR or any successor system thereto, Holders shall be permitted to attend such conference call.

(e)	On the Issue Date, subject to the 2026 Majority Noteholders receiving at least a majority of the aggregate principal amount of 2026 Notes on the Issue Date, the 2026 Majority Noteholders shall have the right to appoint one independent director (who must not be affiliated with any competitor of Ayr Wellness or its Restricted Subsidiaries) to the board of directors of Ayr Wellness. Thereafter, for so long as the 2026 Majority Noteholders continue to hold at least a majority of the aggregate principal amount of 2026 Notes, the 2026 Majority Noteholders holding such majority shall have the right, exercisable at the sole discretion of such 2026 Majority Noteholders, to nominate one independent director (who must not be affiliated with any competitor of Ayr Wellness or its Restricted Subsidiaries) for election at each annual general meeting of the shareholders of Ayr Wellness. The independent director to be nominated by the 2026 Majority Noteholders must be identified in a written notice to Ayr Wellness (which must be signed by the applicable 2026 Majority Noteholders with each signing 2026 Majority Noteholder attesting to their holdings of 2026 Notes) that is received by Ayr Wellness in accordance with the procedures and timelines required under the advanced notice procedures included in the articles of Ayr Wellness.

6.6	Financial Covenants

(a)	Ayr Wellness shall at all times maintain an amount of unrestricted cash balance of not less than $20 million, to be tested on the last day of each month, beginning on January 31, 2024.

(b)	Commencing with its fiscal quarter ending September 30, 2024, Ayr Wellness shall not permit the Consolidated Net Leverage Ratio as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below, as applicable, to be greater than the applicable leverage ratio set forth below. A calculation of the Consolidated Leverage Ratio for each period shall be delivered by Ayr Wellness with the delivery of the financial statements required to be delivered pursuant to Section 6.5(a).

Fiscal Quarter End	Consolidated Net Leverage Ratio
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

6.7	Registration

The Issuer shall, at the Issuer’s expense, ensure that the Security Documents, and all documents, caveats, security notices, financing statements and financing change statements in respect thereof, are promptly filed and re filed and registered as often as may be required by Applicable Law or as may be necessary or desirable to perfect and preserve the Collateral created herein by the Indenture, and will promptly provide the Trustee with evidence (satisfactory to the Trustee) of such filing, registration and deposit after the making thereof. The Issuer shall, if and when requested to do so by the Trustee, furnish to the Trustee an opinion of Counsel to establish compliance with the provisions of this Section 6.7. The Trustee will not be responsible for any failure to so register, file or record, nor shall it be required to inquire as to the obligation for such documents to be so registered, filed or recorded. The Trustee will not be responsible for any obligation on the part of the Issuer to perfect, maintain, preserve and protect the security hereby created.

6.8	Liens

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any nature whatsoever upon any asset or property now owned or hereafter acquired, except Permitted Liens and Liens of the Subsidiaries granted prior to the Original Issue Date, unless contemporaneously with the incurrence of such Lien, all payments due under this Indenture, the Notes and the Guarantees are secured on a pari passu basis with such Lien.

6.9	Restricted Payments

(a)	Subject to Section 6.9(b), the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of Ayr Wellness’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation or amalgamation of Ayr Wellness or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Ayr Wellness’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (A) payable in Equity Interests (other than Disqualified Stock) of Ayr Wellness or a Restricted Subsidiary or (B) to Ayr Wellness or a Restricted Subsidiary of Ayr Wellness);

(ii)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer held by Persons other than any of the Issuer’s Restricted Subsidiaries;

(iii)	make certain payments on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (other than intercompany Indebtedness permitted under Section 6.10(b)(vi)), except: (A) a payment of interest or payment of principal at the Stated Maturity thereof or (B) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)	make any Restricted Investment;

(all such payments and other actions set forth in Sections 6.9(a)(i) through 6.9(a)(iv) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(I)	no Default or Event of Default will have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(II)	Ayr Wellness would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a); and

(III)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Original Issue Date (excluding Restricted Payments permitted by Sections 6.9(b)(iii), 6.9(b)(iv), 6.9(b)(v), 6.9(b)(vi), 6.9(b)(vii), 6.9(b)(viii) and 6.9(b)(xiv)), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income for the period (taken as one accounting period) from [December 31, 2023] to the end of Ayr Wellness’ most recently ended fiscal quarter for which consolidated internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds and the aggregate Fair Market Value of any property received by Ayr Wellness since the Issue Date (1) as a contribution to its common equity capital, (2) from Equity Offerings of the Issuer, including cash proceeds received from an exercise of warrants or options, or (3) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests; plus

(3)	to the extent any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated, redeemed, repurchased or repaid for cash, the lesser of (1) the cash return of capital (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment.

(b)	Section 6.9(a) will not prohibit, so long as, in the case of Sections 6.9(b)(iv), 6.9(b)(vi), 6.9(b)(viii), 6.9(b)(xi) and 6.9(b)(xiv), no Default has occurred and is continuing or would be caused thereby:

(i)	[reserved];

(ii)	[reserved]

(iii)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale of, Equity Interests of Ayr Wellness (other than Disqualified Stock), including cash proceeds received from an exercise or warrants or options, or from the contribution (other than by a Subsidiary of Ayr Wellness) of capital to Ayr Wellness in respect of its Equity Interests (other than Disqualified Stock); in each case within 60 days of such Restricted Payment provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from Section 6.9(a)(III)(2) after such payment.

(iv)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(v)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a sale (other than to a Subsidiary of Ayr Wellness) of, Equity Interests (other than Disqualified Stock) of Ayr Wellness, in each case within 60 days of such Restricted Payment, provided that such Investment shall be held by one or more Restricted Subsidiaries, including as an Investment by Ayr Wellness in such Restricted Subsidiary;

(vi)	the repurchase, redemption or other acquisition or retirement of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, warrants or other similar rights;

(vii)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Ayr Wellness held by any current or former officer, director or employee (or any of their respective heirs or estates or permitted transferees) of Ayr Wellness or any Restricted Subsidiary of Ayr Wellness pursuant to any employee equity subscription agreement, stock option agreement, stock matching program, stockholders’ agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any calendar year will not exceed $1.5 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year only);

(viii)	[reserved];

(ix)	[reserved];

(x)	[reserved];

(xi)	the repurchase, redemption or other acquisition or retirement for value of any Indebtedness pursuant to provisions in documentation governing such Indebtedness similar to those described in Section 6.14 or Section 6.15, provided that, prior to such repurchase, redemption or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Indenture) shall have made a Change of Control Offer or Asset Sale Offer with respect to the Notes and shall have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(xii)	[reserved];

(xiii)	Scheduled payments on (i) Subordinated Indebtedness existing as of October 31, 2023 or (ii) any Subordinated Indebtedness that may be incurred after the Closing Date pursuant to Section 6.10(a) or 6.10(b)(xiv); provided that any Subordinated Indebtedness incurred after the Closing Date must (A) be subject to the Subordination Agreement, (B) have a maturity date of not earlier than 91-days after the 2026 Note Maturity Date; and

(xiv)	Restricted Payments not otherwise permitted under items (i) through (xiii) above in an aggregate amount at any one time outstanding not to exceed the greater of (A) $10.0 million and (B) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Restricted Payment is made.

(c)	In determining whether any Restricted Payment (or a portion thereof) is permitted by the foregoing paragraphs (a) or (b) of this Section 6.9, Ayr Wellness may allocate or reallocate all or any portion of such Restricted Payment among the clauses of paragraph (a) or (b) of this Section 6.9, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

(d)	The amount of all Restricted Payments will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities (other than cash or Cash Equivalents) that are required to be valued by this covenant will be determined, in the case of amounts under $15.0 million, pursuant to an Officers’ Certificate delivered to the Trustee and, in the case of amounts over $15.0 million, by the Board of Directors of Ayr Wellness, whose determination shall be evidenced by a Board Resolution that will be delivered to the Trustee.

6.10	Incurrence of Indebtedness

(a)	Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt) or issue any Disqualified Stock, unless all of the below are satisfied:

(i)	the Consolidated Fixed Charge Coverage Ratio for Ayr Wellness most recently completed twelve fiscal months for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or Disqualified Stock is issued would have been at least 2.0:1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or Disqualified Stock issued at the beginning of such twelve month period;

(ii)	immediately following the incurrence of such Intendedness or issuance of such Disqualified Stock, the ratio of (i) Consolidated Indebtedness, to (ii) Consolidated EBITDA, does not exceed 4.0:1.0; and

(iii)	no Default or Event of Default shall have occurred and be continuing.

(b)	Notwithstanding the foregoing, Section 6.10(a) will not prohibit the Incurrence or issuance of any of the following (collectively, “Permitted Debt”):

(i)	the Incurrence of Attributable Debt or Indebtedness and obligations represented by Capital Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment used in the business of Ayr Wellness or any of its Restricted Subsidiaries, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this Section 6.10(b)(i), in an aggregate principal amount at any time outstanding not to exceed the sum of (A) the Obligations existing as of October 31, 2023, plus (B) $11 million of incremental mortgage financing, plus (C) $20 million, immediately preceding the date on which such Attributable Debt or Indebtedness permitted by this clause (i) is Incurred;

(ii)	the Incurrence of Non-Recourse Debt;

(iii)	the Incurrence of Existing Indebtedness;

(iv)	the Incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the Guarantees, in each case, issued on the Issue Date, and any Guarantee provided subsequent to the Issue Date;

(v)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of Ayr Wellness of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under Section 6.10(a) or Sections 6.10(b)(ii), 6.10(b)(iv) or 6.9(b)(xiv);

(vi)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by Ayr Wellness or any of its Restricted Subsidiaries; provided, however, that:

(A)	if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Issuer, or any Guarantee, in the case of a Guarantor;

(B)	such Indebtedness owed to the Issuer or any Guarantor must be unsubordinated obligations, unless the obligor under such Indebtedness is the Issuer or a Guarantor;

(C)	(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 6.10(b)(vi);

(vii)	the Guarantee by the Issuer or any of the Guarantors of Indebtedness of Ayr Wellness or any Restricted Subsidiary of Ayr Wellness that was permitted to be Incurred by another provision of this covenant;

(viii)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of Hedging Obligations for the purpose of managing risks in the ordinary course of business and not for speculative purposes;

(ix)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, and any guarantees or letters of credit functioning as or supporting any of the foregoing, in each case provided by Ayr Wellness or any of its Restricted Subsidiaries in the ordinary course of business;

(x)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within one year following such drawing or Incurrence;

(xi)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of Permitted Acquisition Indebtedness not to exceed $10 million; provided that immediately after giving effect to any such transaction pursuant to this clause (xi), Ayr Wellness would be in compliance with (x) the applicable Consolidated Net Leverage Ratio in Section 6.6(b) and (y) a Consolidated Fixed Charge Coverage Ratio for the most recently completed twelve fiscal months for which internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred equal to at least 2.0:1.0, in each case of (x) and (y) determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such twelve month period;

(xii)	any guarantee, indemnity, reimbursement or similar obligation or liability of Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (1) any lease agreement for a Permitted Business or (2) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices;

(xiii)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of (x) Acquired Debt and/or (y) Vendor Take Back Notes in the aggregate amount not exceeding the total amount outstanding as at October 31, 2023, which amount shall increase incrementally for all PIK interest payable under existing Acquired Debt and/or Vendor Take Back Notes or as contemplated by executed amendments thereto; or

(xiv)	the Incurrence by Ayr Wellness or any of its Restricted Subsidiaries of additional Indebtedness not otherwise permitted under Section 6.10(b)(i) through (xiii) in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance, defease, discharge or replace any Indebtedness Incurred pursuant to this Section 6.10(b)(xiv), not to exceed $30.0 million.

(c)	For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in Section 6.10(b)(i) through (xiv) above, or is entitled to be Incurred or issued pursuant to Section 6.10(a), the Issuer will be permitted to divide and classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this Section 6.10. In addition, any Indebtedness originally divided or classified as Incurred pursuant to Section 6.10(b)(i) through (xiv) above or pursuant to Section 6.10(a) may later be re-divided or reclassified by the Issuer such that it will be deemed as having been Incurred pursuant to another of such clauses or such paragraph; provided that such re-divided or reclassified Indebtedness could be Incurred pursuant to such new clause or such paragraph at the time of such re-division or reclassification. Notwithstanding the foregoing, Indebtedness outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided pursuant to Section 6.10(b)(iii). Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in such determination.

(d)	Notwithstanding any other provision of this covenant and for the avoidance of doubt, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or increases in the value of property securing Indebtedness which occur subsequent to the date that such Indebtedness was Incurred as permitted by this covenant.

(e)	The Issuer will not, and will not permit any Guarantor to, Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Issuer or such Guarantor unless such Indebtedness is subordinate in right of payment to the Notes and such Guarantor’s Guarantee to the same extent.

6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to Ayr Wellness or any of its Restricted Subsidiaries or pay any liabilities owed to Ayr Wellness or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on any other Capital Stock shall not be deemed a restriction on the ability to pay any dividends or make any other distributions);

(ii)	make loans or advances to Ayr Wellness or any of its Restricted Subsidiaries; or

(iii)	transfer any of its properties or assets to Ayr Wellness or any of its Restricted Subsidiaries.

(b)	Section 6.11(a) will not apply to encumbrances:

(i)	existing under, by reason of or with respect to any Existing Indebtedness, Capital Stock or any other agreements or instruments in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of Ayr Wellness, not materially more restrictive, taken as a whole, than those contained in the Existing Indebtedness, Capital Stock or such other agreements or instruments, as the case may be, as in effect on the Issue Date;

(ii)	under agreements governing other Indebtedness permitted to be Incurred under Section 6.10 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements if either the encumbrance or restriction (A) applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (B) will not, in the reasonable good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, materially affect the Issuer’s ability to make principal or interest payments on the Notes;

(iii)	set forth in this Indenture, the Notes and the Guarantees or contained in any other instrument relating to any such Indebtedness so long as the Issuer’s Board of Directors determines that such encumbrances or restrictions are not materially more restrictive in the aggregate than those contained in this Indenture;

(iv)	existing under, by reason of or with respect to applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(v)	with respect to any Person or the property or assets of a Person acquired by Ayr Wellness or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with, or in contemplation of, such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(vi)	in the case of a transfer contemplated under Section 6.11(a)(iii):

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Ayr Wellness or any Restricted Subsidiary thereof not otherwise prohibited by this Indenture;

(C)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case which impose restrictions on the property so acquired;

(D)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Issuer’s Board of Directors or in the ordinary course of business, which limitation is applicable only to the assets that are the subject of such agreements;

(E)	any instrument governing secured Indebtedness to the extent such restriction only affects the property that secures such Indebtedness pursuant to the Indebtedness Incurred and Liens granted in compliance with this Indenture; or

(F)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Ayr Wellness or any Restricted Subsidiarythereof in any manner material to Ayr Wellness or any Restricted Subsidiarythereof;

(vii)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions, loans or advances by that Restricted Subsidiary or transfers of such Capital Stock, property or assets pending such sale or other disposition;

(viii)	contained in Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness do not add any restriction that is prohibited by Sections 6.11(a)(i) through (iii) and otherwise are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(ix)	pursuant to Liens permitted to be incurred under Section 6.7 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x)	contained in agreements entered into in connection with Hedging Obligations permitted from time to time under this Indenture;

(xi)	constituting customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(xii)	existing under restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over any Restricted Subsidiary of Ayr Wellness or any of their businesses;

(xiii)	contained in agreements entered into in the ordinary course of business, not related to any Indebtedness that do not individually or in the aggregate materially detract from the value of the property or assets of any Restricted Subsidiary of Ayr Wellness;

(xiv)	existing under restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(xv)	[reserved]; and

(xvi)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the agreements, instruments or obligations referred to in clauses (i) through (xv) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

6.12	Transactions with Affiliates

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”), unless:

(i)	such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction, taken as a whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer and is approved by a majority of disinterested directors;

(ii)	a majority of the Holders have consented to such Affiliate Transaction; and

(iii)	the Issuer delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Issuer.

(b)	The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 6.12(a):

(i)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(ii)	payment of reasonable fees to, and reasonable and customary indemnification and similar payments to officers, directors, employees or consultants of the Issuer and its Subsidiaries;

(iii)	any Permitted Investments or Restricted Payments that are permitted under Section 6.9, taken as whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer;

(iv)	any issuance of Equity Interests (other than Disqualified Stock) of the Issuer, or receipt of any capital contribution from any Affiliate of the Issuer;

(v)	transactions with a Person that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(vi)	transactions pursuant to agreements or arrangements in effect on the Original Issue Date, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to, or restrictive on, the Issuer and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(vii)	any employment, consulting, service or termination agreement, employee benefit plan or arrangement, reasonable indemnification arrangements or any similar agreement, plan or arrangement, entered into by Ayr Wellness or any of its Restricted Subsidiaries with officers, directors, consultants or employees of Ayr Wellness or any of its Restricted Subsidiaries and the payment of compensation or benefits to officers, directors, consultants and employees of the Issuer or any of its Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), and any payments, indemnities or other transactions permitted or required by law, statutory provisions or any of the foregoing agreements, plans or arrangements; so long as such agreement or payment has been approved by a majority of the disinterested members of the Board of Directors of the Issuer;

(viii)	transactions permitted by, and complying with, Section 10.1;

(ix)	[Reserved];

(x)	[Reserved];

(xi)	payments to an Affiliate in respect of the Notes or any other Indebtedness of Ayr Wellness or any of its Restricted Subsidiaries on the same basis as concurrent payments are made or offered to be made in respect thereof to non-Affiliates or on a basis more favorable to such non-Affiliate;

(xii)	any guarantee, indemnity, reimbursement or similar obligation or liability of Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (A) any lease agreement for a Permitted Business or (B) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices; or

(xiii)	transactions with customers, clients, joint ventures, joint venture partners, suppliers, or purchasers or sellers of goods or services that are Affiliates of the Issuer, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, provided that in the reasonable determination of the Board of Directors of the Issuer, such transactions are on terms not less favorable to the Issuer or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Issuer.

6.13	Business Activities

Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Ayr Wellness and its Restricted Subsidiaries taken as a whole; provided that, Ayr Wellness Holdings shall not (a) incur any Indebtedness (other than the 2024 Notes and the 2026 Subordinated Intercompany Note) or otherwise engaged in the purchase, sale, lease or exchange of any property or the rendering of any service, between itself and any other Person, (b) own any Equity Interests of any other Person, (c) engage in any business or conduct any activity or transfer any of its assets, other than (i) the performance of ministerial or administrative activities and (ii) payment of taxes, professional and administrative fees necessary for the maintenance of its existence, (d) consolidate or merge with or into any other Person other than pursuant to the Parent-Issuer Merger, or (e) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by Ayr Wellness Holdings other than in favor of the Trustee on behalf of the Holders hereunder.

6.14	Repurchase at the Option of Holders – Change of Control

(a)	If a Change of Control occurs, the Issuer will be required to make an offer to each Holder to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, the Issuer will offer a payment (the “Change of Control Payment”) in cash equal to not less than 105% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date” which date will be no earlier than the date of such Change of Control).

(b)	No later than 30 days following any Change of Control, the Issuer will mail or electronically transmit notice to each Holder describing the transaction or transactions that constitute the Change of Control, offer to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed or electronically transmitted and describe the procedures, as required by this Indenture, that Holders must follow in order to tender Notes (or portions thereof) for payment and withdraw an election to tender Notes (or portion thereof) for payment. Notwithstanding anything to the contrary herein, a Change of Control Offer by the Issuer, or by any third party making a Change of Control Offer in lieu of the Issuer as described below, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(c)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any Applicable Securities Legislation conflict with the Change of Control provisions of this Indenture, or compliance with the Change of Control provisions of this Indenture would constitute a violation of any such laws or regulations, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such compliance.

(d)	On or before the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(e)	On the Change of Control Payment Date, the Paying Agent will promptly deliver or wire transfer to each Holder properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

(f)	The Issuer will advise the Trustee and the Holders of the Notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(g)	If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(h)	If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described below, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party, as the case may be, will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem or purchase, as applicable, all Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the Redemption Date.

(i)	The provisions of Section 6.14 that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of this Indenture are applicable.

(j)	Except as described in Section 6.14, the Holders on Notes shall not be permitted to require that the Issuer repurchase or redeem any Notes in the event of a takeover, recapitalization, privatization or similar transaction. In addition, Holders of Notes are not entitled to require the Issuer to purchase their Notes in circumstances involving a significant change in the composition of the Board of Directors of the Issuer.

(k)	Notwithstanding anything to the contrary in this Section 6.14, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if:

(i)	a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or

(ii)	a Redemption Notice has been given pursuant to Section 3.7, unless and until there is a default in payment of the applicable Redemption Price.

6.15	Repurchase at the Option of Holders – Asset Sales

(a)	Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(i)	Ayr Wellness (or the Restricted Subsidiary, as the case may be) receives consideration in respect of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii)	at least 50% of the consideration therefor received by Ayr Wellness or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)	any liabilities, as shown on the Issuer’s or such Restricted Subsidiary’s most recently available annual or quarterly balance sheet, of Ayr Wellness or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or similar agreement that releases the Issuer or such Restricted Subsidiary from further liability;

(B)	any notes or other obligations received by Ayr Wellness or any such Restricted Subsidiary in such Asset Sale that are converted within 365 days by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

(b)	[reserved].

(c)	[reserved].

(d)	An amount equal to 100% of the Net Proceeds from Asset Sales will constitute “Excess Proceeds.” The Issuer shall make an offer (an “Asset Sale Offer”) to all Holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds within fifteen Business Days after receipt of any proceeds from each Asset Sale. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. The Issuer may satisfy the foregoing obligation with respect to such Excess Proceeds from an Asset Sale by making an Asset Sale Offer in advance of being required to do so by this Indenture (an “Advance Offer”) with respect to all or part of the available Excess Proceeds (the “Advance Portion”). If any Excess Proceeds remain unapplied after the consummation of an Asset Sale Offer, the Issuer and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or in integral multiples of $1,000 in excess thereof, shall be purchased. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion), and in the case of an Advance Offer, the Advance Portion shall be excluded in subsequent calculations of Excess Proceeds.

(e)	Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the properties or assets of Ayr Wellness and its Restricted Subsidiaries, taken as a whole, will be governed by Section 6.14 and/or Section 10.1, and not by the provisions of this Section 6.15.

(f)	If the Asset Sale Offer purchase date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(g)	Within five Business Days after the Issuer is obligated to make an Asset Sale Offer as described in the preceding paragraphs, the Issuer will deliver a written notice to the Holders, accompanied by such information regarding the Issuer and its Affiliates as the Issuer in good faith believes will enable such Holders to make an informed decision with respect to such Asset Sale Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is delivered.

(h)	Without limiting the foregoing:

(i) any Holder may decline any offer of prepayment pursuant to this Section 6.15; and

(ii) the failure of any such Holder to accept or decline any such offer of prepayment shall be deemed to be an election by such Holder to decline such prepayment.

(i)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with the Asset Sale provisions of this Indenture, or compliance with the Asset Sale provisions of this Indenture would constitute a violation of Applicable Securities Legislation, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such compliance.

6.16	Payments for Consent

Ayr Wellness will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder or Beneficial Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders or Beneficial Holders that consent, waive or agree to amend in the time frame set for the in the solicitation documents relating to such consent, waiver or agreement.

6.17	Post Closing Covenant.

(a)	Ayr Wellness shall, and shall cause each Restricted Subsidiary to, use commercially reasonable efforts for a period of seventy-five (75) days after the Issue Date to provide (a) deposit account control agreements with respect to all of their respective deposit or securities accounts (excluding accounts the balance of which consists exclusively of (and is identified when established as an account established solely for the purposes of) (i) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3 102 on behalf of or for the benefit of employees of the Obligor, (ii) amounts to be used to fund payroll obligations (including, but not limited to, amounts payable to any employment contracts between the Obligor and its respective employees), and (iii) trust or fiduciary accounts, and (b) mortgages with respect to all fee-owned real property owned by the Issuer and each such Restricted Subsidiary. Ayr Wellness shall use commercially reasonable efforts to provide deposit account control agreements and mortgages within 75 days after the Issue Date.

(b)	Ayr Wellness shall use its reasonable best efforts to raise not less than $20 million of cash through the issuance of Equity Interests (other than Disqualified Stock) by December 31, 2024, the proceeds of which shall be used to repay (including debt service in the ordinary course) or otherwise restructure, pay down, or service the Indebtedness under the Designated Seller Notes, other Subordinated Indebtedness, or for general corporate purposes; provided, that the cash proceeds raised pursuant to this Section 6.17(b) shall not be included in the calculation of EBITDA for use in determining the Consolidated Net Leverage Ratio under this Indenture; provided further, and for the avoidance of doubt, the cash proceeds raised pursuant to this Section 6.17(b) shall be included as Cash Equivalents for purposes of determining the Consolidated Net Leverage Ratio under this Indenture.

6.18	Future Guarantees

(a)	Ayr Wellness will not permit any of its Restricted Subsidiaries, directly or indirectly, to exist, unless such Restricted Subsidiary is a Guarantor or within 30 days of such formation or acquisition, executes and delivers to the Trustee a Subsidiary Guarantee; provided that Ayr Wellness Holdings shall not be required to deliver any guarantee under this Indenture prior to the Parent-Issuer Merger solely to the extent Ayr Wellness Holdings complies with Section 6.13 hereunder.

(b)	The obligations of each Guarantor formed under the laws of the United States or any state thereof or the District of Columbia will be limited to the maximum amount that will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

ARTICLE 7
DEFAULT AND ENFORCEMENT

7.1	Events of Default

Unless otherwise provided in a Supplemental Indenture relating to a particular series of Notes, an “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of, or premium, if any, on the Notes (whether at maturity, upon redemption or upon a required repurchase);

(c)	failure by the Issuer to comply with its obligations under Section 10.1;

(d)	failure by the Issuer for 30 days to comply with the provisions of Section 6.14 or Section 6.15 to the extent not described in Section 7.1(b);

(e)	failure by Ayr Wellness or any of its Restricted Subsidiaries for 60 days (or 90 days in the case of a Reporting Failure) after written notice by the Trustee or Holders representing 51% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in this Indenture;

(f)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ayr Wellness or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Ayr Wellness or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(A) (i) is caused by a failure to make any payment on such Indebtedness when due and after giving to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”); or

(ii) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, aggregates $5.0 million or more, or

(B) is caused by a breach or default of any other covenant other than a Payment Default (“Non-Payment Default”), after giving effect to the expiration of the grace period, if any, provided that the principal amount of any such Indebtedness individually, or when taken together with the principal amount of any other such Indebtedness under which there has been a Non-Payment Default, aggregates to $10.0 million or more;

provided that, in each case (a) if any such Payment Default or Non-Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree and (b) any Non-Payment Default arising from any valid assertion made by a Person who is not an Affiliate of the Issuer that the granting of Liens to the Trustee in collateral securing the those certain Vendor Takeback Notes specified on Schedule B-2 (“Specified Seller Notes”) breaches a prohibition (if any) on granting such Liens contained in the definitive documentation governing such Specified Seller Notes shall not constitute an Event of Default;

(g)	failure by Ayr Wellness or any of its Restricted Subsidiaries to pay final non-appealable judgments (to the extent such judgments are not paid or covered by in-force insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)	except as permitted by this Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Guarantee;

(i)	Ayr Wellness or any Restricted Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors;

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against Ayr Wellness or any Restricted Subsidiary debtor in an involuntary case or proceeding;

(ii)	appoints a custodian of Ayr Wellness or any Restricted Subsidiary or a custodian for all or substantially all of the assets of Ayr Wellness or any Restricted Subsidiary; or

(iii)	orders the liquidation of Ayr Wellness or any Restricted Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day;

(k)	the Security Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps required to provide the Collateral Trustee with a valid and perfected Lien against such Collateral within five (5) days of request therefor by the Collateral Trustee or the Trustee; and

(l)	either

(i)	a default (after the expiry of any grace period or cure period provided by applicable law or regulations) under the terms of one or more Material Permits that, individually or in the aggregate, has a Material Adverse Effect, or

(ii)	any agreement by the Issuer or a Restricted Subsidiary to surrender or terminate one or more Material Permits prior to the expiry date set out in such applicable Material Permit(s) that, individually or in the aggregate, has a Material Adverse Effect, unless such Material Permit(s) are replaced within 60 days by substantially similar Material Permit(s) on terms and conditions no more onerous or restrictive than the Material Permit(s) forfeited or terminated under subsections (i) or (ii) or such Material Permit(s) are to be renewed or replaced by the applicable regulatory authority in accordance with applicable law.

For greater certainty, for the purposes of this Section 7.1, an Event of Default shall occur with respect to a series of Notes if such Event of Default relates to a Default in the payment of principal, premium (if any), or interest on such series of Notes, in which case references to “Notes” in this Section 7.1 shall refer to Notes of that particular series.

For the purposes of this Article 7, where the Event of Default refers to an Event of Default with respect to a particular series of Notes as described in this Section 7.1, then this Article 7 shall apply mutatis mutandis to the Notes of such series and references in this Article 7 to the “Notes” shall be deemed to be references to Notes of such particular series, as applicable

7.2	Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Section 7.1(i) or 7.1(j)) occurs and is continuing, the Trustee or the Holders of not less than 51% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of (and premium, if any) and accrued and unpaid interest to the date of acceleration on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately.

If an Event of Default specified in Section 7.1(i) or 7.1(j) occurs and is continuing, then the principal of (and premium, if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder. However, the effect of such provision may be limited by applicable laws.

(b)	The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 7.1(f)(ii). In addition, for the avoidance of doubt, if an Event of Default specified in Section 7.1(b) occurs in relation to a failure by the Issuer to comply with the provisions of Section 6.14, “premium” shall include, without duplication to any other amounts included in “premium” for these purposes, the excess of:

(i)	the Change of Control Payment that was required to be offered in accordance with Section 6.14, in the event such offer was not made, or, in the event such offer was made, the Change of Control Payment that was required to be paid in accordance with Section 6.14; over

(ii)	the principal amount of the Notes that were required to be subject to such offer or payment, as applicable.

(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)	the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A)	all existing Events of Default, other than the non-payment of amounts of principal of (and premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B)	such rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

provided that if the Event of Default has occurred by reason of the nonobservance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and

(ii)	the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)	Notwithstanding Section 7.2(a), in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 7.1(f) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(e)	The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes waive any existing Default or Event of Default and its consequences under this Indenture, except a Default or Event of Default in the payment of interest on, or principal (or premium, if any) of, Notes; provided that if the Default or Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

7.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Issuer covenants that if:

(i)	Default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii)	Default is made in the payment of the principal of (or premium, if any on) any Note at the Maturity thereof and such default continues for a period of three Business Days,

the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)	If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor (including the Guarantors, if any) upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

(c)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

(d)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

7.4	Trustee May File Proofs of Claim

(a)	In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer and its debts or any other obligor upon the Notes (including the Guarantors, if any), and their debts or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal (and premium, if any) or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)	to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Notes and any additional amount that may become due and payable by the Issuer, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder.

(b)	Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

7.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

7.6	Application of Monies by Trustee

(a)	Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 7 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(i)	first, in payment or in reimbursement to the Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the Holders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by a resolution of the Holders in accordance with Article 12 and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Issuer or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to Section 7.6(a)(ii) above in respect of the principal, premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary of the Issuer (other than any Notes pledged for value and in good faith to a Person other than the Issuer or any Subsidiary of the Issuer but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Notes which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes of each applicable series, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.10 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	No Suits by Holders

Except to enforce payment of the principal of, and premium (if any) or interest on any Note (after giving effect to any applicable grace period specified therefor in Section 7.1(a) and 7.1(b)), no Holder shall have any right to institute any action, suit or proceeding at law or in equity with respect to this Indenture or for the appointment of a liquidator, trustee or receiver or for a receiving order under any Bankruptcy Laws or to have the Issuer or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless the Trustee:

(a)	the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b)	the Holder or Holders of at least 51% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(c)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(d)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request,

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein of the principal of (and premium, if any) and interest on the Notes held by such Holder on the applicable Maturity date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

7.9	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

7.10	Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

7.11	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

7.12	Control by Holders

Subject to Section 11.4, the Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction;

(c)	nothing herein shall require the Trustee to take any action under this Indenture or any direction from Holders which might in its reasonable judgment involve any expense or any financial or other liability unless the Trustee shall be furnished with indemnification acceptable to it, acting reasonably, including the advance of funds sufficient in the judgment of the Trustee to satisfy such liability, costs and expenses; and

(d)	the Trustee shall have the right to not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting. For certainty, no Holder shall have any right of action whatsoever against the Trustee as a result of the Trustee acting or refraining from acting under the terms of this Indenture in accordance with the instructions from the Holders.

7.13	Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 14.2, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 51% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice if and the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

7.14	Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

7.15	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the outstanding Notes of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any security on or after the Stated Maturity or Maturities expressed in such Note (or, in the case of redemption, on or after the Redemption Date).

7.16	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes of any series and premium (if any) and the interest thereon and any other monies owing hereunder.

7.17	Immunity of Officers and Others

The Holders, the Beneficial Holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director, employee, consultant, contractor, incorporator, member, manager, partner or holder of Capital Stock of the Issuer and of any Guarantor or of any successor for the payment of the principal of or premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Issuer contained herein or in the Notes. Each Holder and Beneficial Holder, by accepting its interest in Notes, waives and releases all such claims against, and liability of, such Persons. The waiver and release provided for in this Section 7.17 are part of the consideration for issuance of the Notes.

7.18	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Trustee to the Holders of Notes of any series of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Holders of Notes of the affected series will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the relevant Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.19	Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of the Notes of any series in respect of which any payment of principal, interest or premium (if any) required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Issuer as the Trustee shall deem sufficient.

7.20	Statement by Officers

(a)	The Issuer shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 7.20(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)	Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate, specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

7.21	Cure Right

Notwithstanding anything set out in Section 6.6(b) or the existence of a Default or Event of Default resulting from a violation thereof, Ayr Wellness shall be permitted to cure any breach of the Consolidated Net Leverage Ratio that is continuing through the new issuance of or out of the net cash proceeds of the sale of, Equity Interests of Ayr Wellness (other than Disqualified Stock), including cash proceeds received from an exercise of warrants or options, or from the contribution of capital to Ayr Wellness in respect of its Equity Interests (other than Disqualified Stock), and the amount of proceeds received by Ayr Wellness shall be included in (i) Ayr Wellness’ cash balances and (ii) the calculation of Consolidated EBITDA solely for the purposes of determining compliance with such financial covenant at the end of such fiscal period, but not for any other subsequent period that includes such fiscal period and Ayr Wellness shall be deemed to have cured such breach and/or any applicable Defaults or Events of Default shall be automatically deemed waived without any further act of Ayr Wellness or the Trustee.

ARTICLE
DISCHARGE AND DEFEASANCE

8.1	Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder (except as to any surviving rights of registration of transfer or exchange of Notes expressly provided for herein), when

(a)	either:

(i)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable, including by redemption, by reason of the mailing of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(c)	such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under this Indenture; and

(e)	the Issuer has delivered irrevocable written instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 8.1(a)(ii), the provisions of Sections 8.7 and 8.8 will survive.

8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance

Unless this Section 8.2 is otherwise specified in any series of Notes or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, the Issuer may, at the option of the Board of Directors of the Issuer evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either Section 8.3 or 8.4 applied to all outstanding Notes upon compliance with the conditions set forth in this Article 8.

8.3	Legal Defeasance and Discharge

(a)	Upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.3 in respect of the Notes of any series, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be deemed to have been discharged from their Indenture Obligations, other than the provisions contemplated to survive as set forth below, with respect to all outstanding Notes of such series on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”) in respect of such series. For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes of such series (including the Guarantees thereof), which shall thereafter be deemed to be “outstanding” only for the purposes of Sections 8.6 and 8.8 and the other Sections of this Indenture referred to in paragraphs (i) and (ii) below, and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, this Indenture and the Guarantees (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to this Indenture;

(ii)	the Issuer’s obligations concerning issuing temporary Notes, mutilated, destroyed, lost, or stolen Notes and the maintenance of a register in respect of the Notes;

(iii)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(iv)	provisions of this Section 8.3.

(b)	Subject to compliance with Section 8.2, the Issuer may exercise its option under this Section 8.3 notwithstanding the prior exercise of its option under Section 8.4.

8.4	Covenant Defeasance

Unless this Section 8.4 is otherwise specified in any Note or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be released from each of their obligations under the covenants contained in Sections 6.2 (other than with respect to the Issuer), 6.3, 6.4 6.5, 6.7, 6.9, 6.10, 6.11, 6.12, 6.13, 6.14, 6.15, 7.20, 10.1(a)(ii)(C) and 13.1 (collectively, the “Defeased Covenants”) with respect to the outstanding Notes of any series on and after the date the conditions set forth in Section 8.5 are satisfied (hereinafter, “Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes of the applicable series, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereunder, but, except as specified above, the remainder of this Indenture, such Notes and the obligations of the Guarantors under their respective Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, and subject to the satisfaction of the conditions set forth in Section 8.5, none of the events specified in Section 7.1 shall constitute a Default or Event of Default except for the events specified in Section 7.1(i) or 7.1(j).

8.5	Conditions to Legal or Covenant Defeasance

(a) In order to exercise either Legal Defeasance under Section 8.3 or Covenant Defeasance under Section 8.4 with respect to a series of Notes:

(i)	the Issuer must deposit or cause to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Notes an amount of cash or Government Securities as will, together with the income to accrue thereon and reinvestment thereof, be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay, satisfy and discharge the entire principal, interest, if any, premium, if any and any other sums due to the Stated Maturity or an optional Redemption Date of the Notes;

(ii)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing);

(iii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over its other creditors or with the intent of defeating, hindering, delaying, or defrauding any of its other creditors or others;

(iv)	the Issuer must deliver to the Trustee: an Opinion of Counsel or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders and Beneficial Holders of outstanding Notes will not recognize income, gain, or loss for Canadian federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian Taxes on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred;

(v)	the Issuer must satisfy the Trustee that it has paid, caused to be paid or made provisions for the payment of all applicable expenses of the Trustee;

(vi)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

(vii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that all conditions precedent set forth in Section 8.1 relating to the Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

8.6	Application of Trust Funds

(a)	Any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 shall be (i) denominated in the currency or denomination of the Notes in respect of which such deposit is made, (ii) irrevocable (except as otherwise set out in this Indenture), and (iii) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Notes being satisfied.

(b)	Subject to Section 8.7, any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of Notes shall be held by the Trustee in trust and applied by it in accordance with the provisions of the applicable Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such funds or Government Securities has been deposited with the Trustee; provided that such funds or Government Securities need not be segregated from other funds or obligations except to the extent required by law.

(c)	If the Trustee is unable to apply any funds or Government Securities in accordance with the above provisions by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and the Guarantors’ obligations under this Indenture (including the Guarantees as applicable) and the affected Notes shall be revived and reinstated as though no funds or Government Securities had been deposited pursuant to Section 8.1 and 8.5, as applicable, until such time as the Trustee is permitted to apply all funds or Government Securities in accordance with the above provisions, provided that if the Issuer or any Guarantor has made any payment in respect of principal of, premium, if any, or interest on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from funds or Government Securities held by the Trustee.

8.7	Repayment to the Issuer

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any funds or Government Securities held by it as provided in Section 8.1 or 8.5 which, in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer expressed in a written certification thereof, delivered to the Trustee (which may be the opinion delivered under Section 8.5(a)(iv)), are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Issuer under Section 8.1(a)(ii) or to effect an equivalent Legal Defeasance or Covenant Defeasance.

8.8	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 8.1 or 8.5, the Holders and the Issuer shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3 and Article 5.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to Section 8.1 or 8.5 in respect of a particular series of Notes, the Issuer is required to make an offer to purchase any outstanding Notes of such series pursuant to the terms hereof, the Issuer shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of an Issuer Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Issuer (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

ARTICLE 9

MEETINGS OF HOLDERS

9.1	Purpose, Effect and Convention of Meetings

(a)	Subject to Section 12.2, wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 9 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; except for those matters set out in Section 12.2, which shall require the consent of each Holder affected thereby as set out therein.

(b)	At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of an Issuer Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders’ Request, will, convene a meeting of all Holders.

(c)	If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Vancouver, British Columbia or such other place as the Trustee may in any case determine or approve.

9.2	Notice of Meetings

(a)	Not more than 60 days’ nor less than at least 21 days’ notice of any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, shall be given to the Holders of Notes of such series or of all series of Notes then outstanding, as applicable, in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

(b)	If the business to be transacted at any meeting by resolution of Holder’s, or any action to be taken or power exercised by instrument in writing under Section 9.12, especially affects the rights of holders of Notes of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Notes of any other series are affected (determined as provided in Sections 9.2(c) and 9.2(d)), then:

(i)	a reference to such fact, indicating each series of Notes in the opinion of the Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)	the holders of Notes of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 9.12 unless in addition to compliance with the other provisions of this Article 9:

(A)	at such Serial Meeting: (I) there are Holders present in person or by proxy and representing at least 25% in principal amount of the Notes then outstanding of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings; and (II) the resolution is passed by such proportion of Holders of the principal amount of the Notes of such series then outstanding voted on the resolution as is required by Sections 12.1 or 12.2, as applicable; or

(B)	in the case of action taken or power exercised by instrument in writing under Section 9.12, such instrument is signed in one or more counterparts by such proportion of Holders of the principal amount of the Notes of such series then outstanding as is required by Sections 12.1 or 12.2, as applicable.

(c)	Subject to Section 9.2(d), the determination as to whether any business to be transacted at a meeting of Holders, or any action to be taken or power to be exercised by instrument in writing under Section 9.12, especially affects the rights of the Holders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Holders of any other series (and is therefore an especially affected series) shall be determined by an Opinion of Counsel, which shall be binding on all Holders, the Trustee and the Issuer for all purposes hereof.

(d)	A proposal:

(i)	to extend the Maturity of Notes of any particular series or to reduce the principal amount thereof, the rate of interest or premium thereon;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular series are outstanding; or

(iii)	to reduce with respect to Holders of any particular series any percentage stated in this Section 9.2 or Sections 9.4 and 9.12;

shall be deemed to especially affect the rights of the Holders of such series in a manner differing in a material way from that in which it affects the rights of holders of Notes of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Notes of any or all other series.

9.3	Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in person or by proxy shall choose some individual present to be chair.

9.4	Quorum

Subject to this Indenture, at any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, and, if the meeting is a Serial Meeting, at least 25% of the Notes then outstanding of each especially affected series. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, or of the Notes then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

9.5	Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1.00 principal amount of the Notes of the relevant series of Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

9.7	Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders of the relevant series. Every resolution, other than in respect of those matters set out in Section 12.2, will be decided by a majority of the votes cast on the poll for that resolution.

9.8	Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.9	Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

9.10	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Issuer pursuant to this Indenture.

9.11	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.12	Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 9 may also be given by the Holders of not less than 51% of the aggregate principal amount of the outstanding Notes of such series by a signed instrument in one or more counterparts, and the expression “resolution” when used in this Indenture will include instruments so signed. Notice of any resolution passed in accordance with this Section 9.12 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution was passed.

9.13	Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders of a particular series of Notes or of all series then outstanding, as the case may be, shall be binding upon all the Holders of Notes or of the particular series, as the case may be, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.12 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution and instrument in writing. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Trustee (relying on the advice of Counsel) to be effective only with respect to Notes of a particular series, may be modified by the required resolution or consent of the holders of Notes of such series in the same manner as if the Notes of such series were the only Notes outstanding under this Indenture.

9.14	Evidence of Rights of Holders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor signed or executed by such Holders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)	Notwithstanding Section 9.14(a), the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 10
SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES

10.1	Merger, Consolidation or Sale of Assets

(a)            The Issuer will not, directly or indirectly:

(i)	consolidate, amalgamate or merge with or into another Person (regardless of whether the Issuer is the surviving Person or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person); or

(ii)	sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(A)	either: (1) the Issuer is the surviving Person; or (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition will have been made is a: (i) Person organized or existing under the laws of (x) the United States, any state thereof or the District of Columbia or (y) Canada or any province or territory thereof; and (ii) assumes all the obligations of the Issuer under the Notes, and this Indenture by operation of law or pursuant to agreements reasonably satisfactory to the Trustee;

(B)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(C)	either (1) immediately after giving effect to such transaction on a pro forma basis, the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition will have been made will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a)(i); or (2) immediately after giving effect to such transaction on a pro forma basis and any related financing transactions as if the same had occurred at the beginning of the applicable twelve month period, the Consolidated Fixed Charge Coverage Ratio of the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) is equal to or greater than the Consolidated Fixed Charge Coverage Ratio immediately before such transaction; and

(D)	each Guarantor, will, pursuant to the terms of its Guarantee agree that its Guarantee will apply to the obligations of the Issuer or the surviving or continuing Person in accordance with the Notes and this Indenture (including this covenant).

(b)	Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries in accordance with this covenant, the continuing successor Person formed by the consolidation or amalgamation or into which the Issuer is merged or to which the sale, assignment, transfer, conveyance or other disposition is made, will succeed to and be substituted for the Issuer, and may exercise every right and power of the Issuer under this Indenture with the same effect as if the successor had been named as the Issuer therein. When the continuing successor Person assumes all of the Issuer’s obligations under this Indenture pursuant to a supplemental Indenture in form and substance reasonably satisfactory to the Trustee, the Issuer will be discharged from those obligations; provided, however, that the Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes in the case of a lease of all or substantially all of the Issuer’s assets.

(c)	This Section 10.1 will not apply to:

(i)	a merger of the Issuer with an Affiliate solely for the purpose of (A) reincorporating or continuing the Issuer in another jurisdiction or (B) reorganizing the Issuer as a different type of entity, provided that the resulting corporate structure will not, in the good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Issuer, have a material adverse effect on the Issuer or the Notes as compared to the corporate structure in place prior to such merger;

(ii)	any continuance of the Issuer or Substituted Issuer, as the case may be, under the laws of Canada or any province or territory thereof;

(iii)	any consolidation, amalgamation, winding up, merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among any Issuer, Substituted Issuer, Guarantor or Restricted Subsidiary on the one hand, and any Issuer, Substituted Issuer, Guarantor or Restricted Subsidiary on the other hand; or

(iv)	the Parent-Issuer Merger.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1(a) have been duly observed and performed, the Trustee will execute and deliver a Supplemental Indenture as provided for in Section 12.5 and then:

(a)	the successor Person will possess and from time to time may exercise each and every right and power of the Issuer or Guarantor under this Indenture in the name of the Issuer or Guarantor, as applicable, or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Issuer or Guarantor may be done and performed with like force and effect by the like directors or officers of such successor; and

(b)	the Issuer or Guarantor, as applicable, will be released and discharged from liability under this Indenture and the Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1	Corporate Trustee Required; Eligibility

There shall at all times be a corporate Trustee hereunder which shall at all times be a corporation and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or other Person permitted to act as trustee by the Commission, authorized under such laws to exercise corporate trust powers, which complies with the requirements of Section 310(a) of the Trust Indenture Act, has a combined capital and surplus as may be required by the Trust Indenture Act, and is subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section 11.1, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Issuer may not, nor may any Affiliate of the Issuer, serve as Trustee. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 11.1, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

11.2	No Conflict of Interest

(a)	The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 11.2, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Notes of any series shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

(b)	To the extent permitted by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to securities of more than one series.

11.3	Replacement of Trustee

(a)	The Trustee for the Notes issued hereunder shall be subject to the provisions of Section 310(b) of the Trust Indenture Act during the period of time provided for therein. If at any time the Trustee has or shall acquire a conflict of interest within the meaning of Section 310(b) of the Trust Indenture Act, the Trustee shall, within 30 days after ascertaining that such conflict of interest exists, either eliminate such conflict of interest or resign in the manner, subject to the provisions of the Trust Indenture Act, and with the effect specified in this Section 11.3 and shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act. The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer 90 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a conflict of interest exists. Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the Trust Indenture Act.

(b)	No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 11 shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of this Section 11.3.

(c)	The Trustee may resign at any time with respect to the Notes of one or more series by giving written notice thereof to the Issuer. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Issuer or if the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the retiring Trustee or any Holder may apply to a judge of the British Columbia Supreme Court, on such notice as such Judge may direct at the Issuer’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders. The appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 11.3 shall be a corporation authorized to carry on the business of a trust company in one or more of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(d)	The Trustee may be removed at any time with respect to the Notes of any series by act of the Holders of a majority in principal amount of the outstanding Notes of such series, upon written notice delivered to the Trustee and to the Issuer. If the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition the British Columbia Supreme Court at the Issuer’s expense for the appointment of a successor Trustee with respect to the Notes of such series.

(e)	If at any time:

(i)	the Trustee shall fail to comply with Article 11 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a security for at least six months; or

(ii)	the Trustee shall cease to be eligible under Section 11.1 and shall fail to resign after written request therefor by the Issuer or by any such Holder; or

(iii)	the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or commence a voluntary bankruptcy proceeding or a receiver of the Trustee or of its property shall be appointed or consented to or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer by a Board Resolution may remove the Trustee with respect to all Notes, or (ii) subject to Section 7.15, any Holder who has been a bona fide Holder of a security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

(f)	If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause with respect to the Notes of one or more series, the Issuer, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Article 11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of any series shall be appointed by act of the Holders of a majority in principal amount of the outstanding Notes of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Article 11, become the successor Trustee with respect to the Notes of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Notes of any series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner required by Article 11, any Holder who has been a bona fide Holder of a security of such series for at least six months may, on behalf of himself and all others similarly situated, petition the British Columbia Supreme Court for the appointment of a successor Trustee with respect to the Notes of such series.

(g)	The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee with respect to the Notes of any series by mailing or sending written notice of such event to all Holders of Notes of such series as their names and addresses appear in the security register. Each notice shall include the name of the successor Trustee with respect to the Notes of such series and the address of its corporate trust office.

(h)	Any entity into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Issuer, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Issuer or such Guarantor, as applicable.

11.4	Rights and Duties of Trustee

(a)	In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will be liable for its own wilful misconduct or gross negligence. The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid.

(b)	The Trustee shall transmit to Holders such brief reports concerning the Trustee and its actions under this Indenture as may be required pursuant to Section 313(a) of the Trust Indenture Act at the times and in the manner provided pursuant thereto, for so long as any Notes are outstanding hereunder (but if no event described in Section 313(a) of the Trust Indenture Act has occurred, no report need be transmitted). The Trustee shall promptly deliver to the Issuer a copy of any report it delivers to Holders pursuant to this Section 11.4. The Trustee also shall comply with Section 313(b) of the Trust Indenture Act. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act. A copy of each such report, at the time of such transmission to the Holders of Notes, shall be filed by the Trustee with the Issuer, with each stock exchange on which the Notes are listed, if any, and with the Commission in accordance with Section 313(d) of the Trust Indenture Act. The Issuer shall notify the Trustee when the Notes are listed on any stock exchange or delisted therefrom.

(c)	Nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture, any Security Document, or instrument ancillary or supplemental hereto or thereto.

(d)	No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that this subsection shall not be construed to limit the effect of Section 11.4 or Section 11.5.

(e)	The Trustee and its officers shall not be:

(i)	accountable for the use or application by the Issuer of the Notes or the proceeds thereof;

(ii)	responsible to make any calculation with respect to any matter under this Indenture;

(iii)	liable for any error in judgment made in good faith unless negligent in ascertaining the pertinent facts; or

(iv)	liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Notes of any series, as provided in Section 7.12, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Notes of such series.

(v)	responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its control, including, without limitation, any provision of any law or regulation or any act of any governmental authority, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; cyberterrorism; accidents; labor disputes; acts of civil or military authority and governmental action.

(f)	The Trustee shall have the right to disclose any information disclosed or released to it if, in the reasonable opinion of the Trustee, after consultation with Counsel, it is required to disclose under any applicable laws, court order or administrative directions, or if, in the reasonable opinion of the Trustee, it is required to disclose to its regulatory authority. The Trustee shall not be responsible or liable to any party for any loss or damage arising out of or in any way sustained or incurred or in any way relating to such disclosure.

(g)	The Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on whose signature the Trustee is entitled to act, or refrain from acting, under a specific provision of this Indenture.

(h)	The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a Person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) an authorized representative of the Issuer or a Holder, as sufficient instructions and authority of such party for the Trustee to act and shall have no duty to verify or confirm that Person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon, or compliance with, such instructions or directions, except to the extent any such losses, cost or expense are the direct result of gross negligence or willful misconduct on the part of the Trustee. The Issuer and the Holders agree: (i) to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by such party; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

11.5	Reliance Upon Declarations, Opinions, etc.

(a)	The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(b)	In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith and subject to Section 11.8, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 11.6, if applicable, and with any other applicable requirements of this Indenture. But in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Issuer.

(c)	The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Issuer and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

11.6	Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 11.6, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers’ Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii)	in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)	in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer’s Auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b)	Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 11.6(a).

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)	In addition to its obligations under Section 7.20, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officers’ Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Indenture.

11.7	Officers’ Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

11.8	Experts, Advisers and Agents

Subject to Sections 11.3 and 11.4, the Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

11.9	Trustee May Deal in Notes

Subject to Sections 11.2 and 11.4, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the British Columbia Supreme Court for permission to continue as Trustee hereunder or resign.

11.10	Investment of Monies Held by Trustee

(a)	Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in the Province of British Columbia with any such bank. In respect of any moneys so held, upon receipt of a written order from a Participant or a Beneficial Holder, the Trustee shall invest the funds in accordance with such written order in Authorized Investments (as defined below). Any such written order from a Participant or a Beneficial Holder shall be provided to the Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such written order from a Participant or a Beneficial Holder received by the Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day. For certainty, after an Event of Default, the Trustee shall only be obligated to make investments on receipt of appropriate instructions from the Holders by way of a resolution of Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing.

(b)	The Trustee shall have no liability for any loss sustained as a result of any investment selected by and made pursuant to the instructions of the Issuer or the Holders, as applicable, as a result of any liquidation of any investment prior to its maturity or for failure of either the Issuer or the Holders, as applicable, to give the Trustee instructions to liquidate, invest or reinvest amounts held with it. In the absence of written instructions from either the Issuer or the Holders as to investment of funds held by it, such funds shall be held uninvested by the Trustee without liability for interest thereon.

(c)	For the purposes of this section, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the government of Canada or a Province or a Canadian chartered bank (which may include an affiliate (as defined in this section) or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS or an equivalent rating service. For certainty, the Issuer and the Holders acknowledge and agree that the Trustee has no obligation or liability to confirm or verify that investment instructions delivered pursuant to this Section 11.10 comply with the definition of Authorized Investments.

11.11	Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.4, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

11.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.13	Trustee Not Bound to Act on Issuer’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder

(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders of Notes of a series at whose instance it is acting to deposit with the Trustee such Notes held by them for which Notes the Trustee shall issue receipts.

(d)	Unless an action is expressly directed or required herein, the Trustee shall request instructions from the Holders with respect to any actions or approvals which, by the terms of this Indenture, the Trustee is permitted to take or to grant (including any such actions or approvals that are to be taken in the Trustee’s “discretion” or “opinion”, or to its “satisfaction”, or words to similar effect), and the Trustee shall refrain from taking any such action or withholding any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions by way of resolution from the Holders in accordance with this Indenture.

11.15	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the provinces of Canada but if, notwithstanding the provisions of this Section 11.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the province of British Columbia, either become so authorized or resign in the manner and with the effect specified in Section 11.3.

11.16	Compensation and Indemnity

(a)	The Issuer shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Issuer and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)	The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence or wilful misconduct of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. The Issuer shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Issuer shall pay the reasonable fees and expenses of such Counsel. The Issuer need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or wilful misconduct on the part of the Trustee.

11.17	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.18	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (A) the written notice shall describe the circumstances of such non-compliance; and (B) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

11.19	Privacy

(a)	The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Trustee manage its servicing relationships with such individuals;

(iii)	to meet the Trustee’s legal and regulatory requirements; and

(iv)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.20	Subordination Agreements

(a)	The Trustee shall execute the Subordination Agreements, in its capacity as Trustee under this Indenture, in form and substance satisfactory to the 2026 Majority Noteholders as of the Issue Date and attached as Appendix C or otherwise with the approval from a Holders of a majority of the aggregate principal amount 2026 Notes outstanding. Each Holder, by tendering its approval, (a) authorizes and directs the Trustee to enter into the Subordination Agreement and any subsequent amendments or modifications thereto (without the consent of Holders) that (i) are requested by the Issuer and that are not adverse to the Holders or (ii) are minor or administrative in nature, and the Trustee may request at any time and rely on an Opinion of Counsel confirming that such amendments or modifications meet the requirements of this clause (a), and (b) acknowledges and agrees that the Trustee shall not be responsible to approve, review or otherwise negotiate the terms of the Subordination Agreement, or any subsequent amendment or modification thereof, on behalf of the Holders or the Issuer and that the Trustee shall not be liable to the Holders for any of the terms or provisions contained in the Intercreditor Agreement. The Holders of the Notes further acknowledge that the Trustee has not and will not provide any advice to the Holders of the Notes in respect of the Indenture or Security Documents, the adequacy of the Indenture or Security Documents or as to the priority, registration or perfection of their interest in the Collateral.

(b)	The Trustee is entering into the Subordination Agreements and any document delivered in connection therewith in its capacity as trustee for the Holders. Whenever any reference is made in the Subordination Agreement or in any document delivered in connection therewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee therein are made and intended not as personal obligations of or by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of the Trustee or of any predecessor or successor of the Trustee, with regard to the Trustee’s obligations thereunder.

11.21	Knowledge of Trustee

Notwithstanding the provisions of this Article 11 or any provision in this Indenture or in the Notes, the Trustee will not be charged with knowledge of the existence of any Event of Default or any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation or any Holder, and such notice to the Trustee shall be deemed to be notice to holders of the Notes. The Trustee will notify Holders as soon as reasonably practicable of such notice.

11.22	Preferential Collection of Claims Against Issuer

The Trustee is subject to Section 311(a) of the Trust Indenture Act, excluding any creditor relationship listed in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent indicated therein.

11.23	Evidence of Recording of Indenture

If required pursuant to the Trust Indenture Act, the Issuer shall furnish to the Trustee:

(a)	promptly after the execution and delivery of this Indenture or any Supplemental Indenture, an Opinion of Counsel either stating that in the opinion of such counsel the Indenture has been properly recorded and filed so as to make effective the lien intended to be created thereby, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to make such lien effective; and

(b)	at least annually after the date of execution and delivery of this Indenture, an Opinion of Counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refiling of this Indenture as is necessary to maintain the lien of the Indenture, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to maintain such lien.

11.24	Certificates of Fair Value

The Issuer shall furnish to the Trustee certificates or opinions of fair value with regard to released property pursuant to Section 314(d) of the Trust Indenture Act, which certificates or opinions shall be made by an independent engineer, appraiser or other expert to the extent required by Section 314(d) of the Trust Indenture Act.

11.25	Acts of Holders; Record Dates

The Issuer or the Trustee, as applicable, may set a date for the purpose of determining the Holders of Notes entitled to consent, vote or take any other action referred to in Article 7 or Article 12.

ARTICLE 12
AMENDMENT, SUPPLEMENT AND WAIVER

12.1	Ordinary Consent

Except as provided in Sections 12.2 and 12.3, with the affirmative votes of the Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or exchange offer for, Notes):

(a)	this Indenture, the Notes and the Guarantees may each be amended or supplemented, and

(b)	any existing Default or Event of Default and its consequences or lack of compliance with any provision of this Indenture, the Notes or the Guarantees may be waived, other than (i) a Default or Event of Default in the payment of the principal or, premium (if any) or interest on the Notes, except such Default or Event of Default resulting from an acceleration that has been rescinded, and (ii) other than in respect of a covenant or provision hereof which under Section 12.2 cannot be modified or amended without the consent of the Holder of each outstanding security of such series affected, provided that if any such amendment, supplement or waiver affects only one or more series of Notes, then consent to such amendment, supplement or waiver shall only be required to be obtained from the Holders of such affected series of Notes.

12.2	Special Consent

(a)	Notwithstanding Section 12.1, without the consent of, or a resolution passed by the affirmative votes of or signed by each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes of any series held by a non-consenting Holder):

(i)	reduce the principal amount of Notes of any series whose Holders must consent to an amendment, supplement or waiver;

(ii)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment with respect to the redemption of the Notes (other than with respect to any required notice periods); provided, however, that solely for the avoidance of doubt, and without any other implication, any purchase or repurchase of Notes, including pursuant Sections 6.14 and 6.15, as distinguished from any redemption of Notes, shall not be deemed a redemption of the Notes;

(iii)	reduce the rate of or change the time for payment of interest on any Note;

(iv)	waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the Payment Default that resulted from such acceleration);

(v)	make any note payable in money other than U.S. dollars;

(vi)	make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on, the Notes;

(vii)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Guarantees;

(viii)	amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in any manner adverse to the Holders of the Notes or any Guarantee;

(ix)	modify the amending provisions under this Article 12;

(x)	release any Guarantor from any of its obligations under its Guarantee, or this Indenture, except in accordance with the terms of this Indenture;

(xi)	waive, amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with Section 6.15 after the obligation to make such Asset Sale Offer has arisen, including amending, changing or modifying any definition relating thereto;

(xii)	waive, amend, change or modify in any material respect the Issuer’s obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 6.14 after the occurrence of such Change of Control, including amending, changing or modifying any definition relating thereto;

(xiii)	release a material portion of the Collateral from the Lien, other than in accordance with the terms of the Security Documents and/or this Indenture; or

(xiv)	release a Guarantor from its obligations under this Indenture or make any change in this Indenture that would adversely affect the rights of Holders of Notes to receive payments under this Indenture, other than in accordance with the provisions of this Indenture.

12.3	Without Consent

Notwithstanding Sections 12.1 and 12.2, without the consent of any Holder, the Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, the Guarantees or the Security Documents to:

(a)	cure any ambiguity, defect or inconsistency;

(b)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)	provide for the assumption of the Issuer’s or any Guarantor’s obligations to Holders of Notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets or otherwise comply with Section 10.1;

(d)	make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under this Indenture of any Holder;

(e)	add any additional Guarantors or to evidence the release of any Guarantor from its obligations under its Guarantee to the extent that such release is permitted by this Indenture, or to secure the Notes and the Guarantees or to otherwise comply with the provisions set out in Article 13;

(f)	secure the Notes or any Guarantees or any other obligation under this Indenture;

(g)	evidence and provide for the acceptance of appointment by a successor Trustee;

(h)	provide for the issuance of Additional Notes in accordance with this Indenture;

(i)	to enter into additional or supplemental Security Documents or to add additional parties to the Security Documents to the extent permitted thereunder and under the indenture;

(j)	allow any Guarantor to execute a Guarantee;

(k)	to release Collateral from the Liens when permitted or required by this Indenture and the Security Documents or add assets to Collateral to secure Indebtedness; or

(l)	to add a Subsidiary as a “co-issuer” of the Notes, provided (a) such Subsidiary is a corporation existing under the laws of the United States, (b) such Subsidiary is jointly and severally liable with the Issuer in relation to all Obligations under this Indenture and Notes, (c) appropriate amendments are made to the covenant described under “Additional Amounts” to ensure any payments made by such Subsidiary continue to be subject to such covenant and (d) such amendments do not adversely affect the legal rights under this Indenture of any Holder as confirmed to the Trustee by an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and qualifications).

12.4	Form of Consent

It is not necessary for the consent of the Holders under Section 12.1 or 12.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

12.5	Supplemental Indentures

(a)	Subject to the provisions of this Indenture, the Issuer and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(i)	establishing the terms of any series of Notes and the forms and denominations in which they may be issued as provided in Article 2;

(ii)	making such amendments not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes of any series which do not affect the substance thereof and which in the opinion of the Trustee relying on an Opinion of Counsel will not be materially prejudicial to the interests of Holders;

(iii)	rectifying typographical, clerical or other manifest errors contained in this Indenture or any Supplemental Indenture, or making any modification to this Indenture or any Supplemental Indenture which, in the opinion of Counsel, are of a formal, minor or technical nature and that are not materially prejudicial to the interests of the Holders;

(iv)	to give effect to any amendment or supplement to this Indenture or the Notes of any series made in accordance with Sections 12.1, 12.2 or 12.3;

(v)	evidencing the succession, or successive successions, of others to the Issuer or any Guarantor and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture; or

(vi)	for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Trustee (relying on an Opinion of Counsel) the rights of neither the Holders nor the Trustee are materially prejudiced thereby.

(b)	Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.

(c)	Upon receipt by the Trustee of (i) an Issuer Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture, and (ii) an Officers’ Certificate stating that such amended or Supplemental Indenture complies with this Section 12.5, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(d)	This Section 12.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Section 10.1(a)(ii)(A).

ARTICLE 13
GUARANTEES AND SECURITY

13.1	Issuance of Guarantees

(a)	The Guarantors providing a Guarantee on the Exchange Date shall execute and deliver to the Trustee the Guarantee in form and substance reasonably acceptable to the 2026 Majority Noteholders.

(b)	Each Restricted Subsidiary shall issue a Guarantee and become a Guarantor.

(c)	Except as set out in Section 13.2(a), a Guarantor may not sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets, in one or more related transactions, to, or consolidate or amalgamate with or merge with or into (regardless of whether such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(i)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)	either:

(A)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) is organized or existing under the laws of (1) the United States, any state thereof or the District of Columbia, (2) Canada or any province or territory thereof or (3) the jurisdiction of organization of the Guarantor, and assumes all the obligations of that Guarantor under this Indenture and its Guarantee by operation of law or pursuant to any agreement reasonably satisfactory to the Trustee; or

(B)	such sale or other disposition or consolidation, amalgamation or merger complies with Section 6.15.

13.2	Release of Guarantees

(a)	The Guarantee of a Guarantor will be automatically released:

(i)	in connection with any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise), in one or more related transactions, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of Ayr Wellness, if the sale or other disposition does not violate Section 6.15;

(ii)	in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Ayr Wellness after which such Guarantor is no longer a Subsidiary of the Issuer, if the sale of such Capital Stock of that Guarantor complies with Section 6.15;

(iii)	[reserved];

(iv)	upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes; or

(v)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture as provided above under Article 8.

(b)	The Trustee shall promptly execute and deliver a release together with all instruments and other documents reasonably requested by the Issuer or the applicable Restricted Subsidiary to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with this Section 13.2.

13.3	Security

(a)	As general and continuing collateral security for the payment and performance of its Indenture Obligations, the Issuer shall grant Liens (subject to Permitted Liens) on the Collateral to the Collateral Trustee pursuant to the Security Documents. The Collateral Trustee will hold (directly or through co-agents or sub-agents), and will be entitled to enforce (in accordance with this Indenture), all Liens on the Collateral created by the Security Documents.

(b)	Pursuant to the Security Documents, the Issuer will be required to take all actions that are reasonably necessary to perfect the security referred to in Section 13.3(a) in all jurisdictions in which the Issuer has material assets or a principal place of business. Security interests in personal or movable property constituting Collateral will be perfected by the filing of financing statements (or their equivalent) under personal property security legislation applicable to such personal or movable property.

13.4	Further Assurances

(a)	The Issuer shall, at its sole expense, take all actions that are reasonably necessary to confirm that the Collateral Trustee holds, for the benefit of itself, the Trustee and the Holders, duly created, enforceable and perfected Liens upon the Collateral.

(b)	Subject to the applicable limitations set forth herein and in the Security Documents, the Issuer shall, at its sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, as may be required by applicable law, this Indenture or the Security Documents to create, protect, assure, perfect, transfer and confirm the Liens, benefits, property and rights conveyed or intended to be conveyed by the terms of this Indenture or the Security Documents for the benefit of the Collateral Trustee, the Trustee and the Holders in the Collateral, including with respect to After Acquired Collateral.

13.5	After Acquired Collateral

The Issuer shall, subject to the provisions of this Indenture and the Security Documents, pledge all After Acquired Collateral to secure the Indenture Obligations. Subject to the applicable limitations set forth herein and in the Security Documents, if the Issuer acquires property that is not automatically subject to a perfected security interest under the Security Documents and such property constitutes (or would constitute) Collateral, then the Issuer will, within 30 days after such acquisition provide security over such property in favour of the Collateral Trustee and deliver any required supplements to the Security Documents in connection therewith.

13.6	Release of Security

(a)	The Liens on the Collateral will be released in whole with respect to the Notes and the Security Documents, as applicable, upon the occurrence of any of the following:

(i)	payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(ii)	satisfaction and discharge of the Indenture; or

(iii)	legal defeasance or covenant defeasance as set forth under Sections 8.3 or 8.4,

provided that in each case, all amounts owing to the Trustee under the Indenture and the Notes and to the Collateral Trustee under the Security Documents have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and the Collateral Trustee, as applicable.

(b)	The Liens on the Collateral will automatically be released with respect to any asset constituting Collateral upon the occurrence of any of the following:

(i)	in connection with any disposition of such Collateral to any Person other than the Issuer (but excluding any transaction subject to the covenant described under Section 10.1” if such other Person is required to become the obligor on the Notes) that is permitted by this Indenture; or

(ii)	upon the sale or disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

To the extent required by the Indenture (other than in relation to (ii) above), the Issuer will furnish to the Trustee, prior to each proposed release of Collateral the Indenture, an Officer’s Certificate and/or an opinion of counsel, each stating that all conditions to the release of the Liens on the Collateral have been satisfied.

ARTICLE 14
NOTICES

14.1	Notice to Issuer

Any notice to the Issuer under the provisions of this Indenture shall be valid and effective (i) if delivered to the Issuer at 2601 South Bayshore Drive, Suite 900 Miami, FL 33133, Attention: Chief Financial Officer, (ii) if delivered by email to brad.asher@ayrwellnes.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and if mailed, five days following the mailing thereof. The Issuer may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Issuer for all purposes of this Indenture.

14.2	Notice to Holders

(a)	All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if sent by first class mail, postage prepaid, or, if agreed to by the applicable recipient, by email, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given five days following the day of mailing, or immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, as applicable. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Issuer to give or mail any notice due to anything beyond the reasonable control of the Issuer shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with Section 14.2(a) would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Issuer shall give such notice by publication at least once in a daily newspaper of general national circulation in Canada.

(c)	Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d)	All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

14.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective: (i) if delivered to the Trustee at its principal office in the City of Vancouver, British Columbia at 323 – 409 Granville Street, Vancouver, British Columbia V6C 1T2, Attention: Corporate Trust, (ii) if delivered by email to corptrust@odysseytrust.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof.

14.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15
MISCELLANEOUS

15.1	Copies of Indenture

Any Holder may obtain a copy of this Indenture without charge by writing to the Issuer at 2601 South Bayshore Drive, Suite 900 Miami, FL 33133 Attention: Chief Financial Officer.

15.2	Force Majeure

Except for the payment obligations of the Issuer contained herein, neither the Issuer nor the Trustee shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.2.

15.3	Waiver of Jury Trial

EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEE HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS INDENTURE, THE NOTES OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS INDENTURE. The scope of this waiver is intended to encompass any and all disputes that may be filed in any court and that relate to the subject matter of this Indenture, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that such party has already relied on the waiver in entering into this Indenture, and that such party shall continue to rely on the waiver in its related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel, and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. In the event of litigation, this Indenture may be filed as a written consent to a trial by the court without a jury.

ARTICLE 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

16.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of December [29], 2023, irrespective of the actual date of execution hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

AYR WELLNESS INC.

Per:
Name:	Brad Asher
Title:	Chief Financial Officer

AYR WELLNESS CANADA HOLDINGS INC.

Per:
Name:	Brad Asher
Title:	Chief Financial Officer

TRUSTEE:

ODYSSEY TRUST COMPANY

Per:
Name:	Dan Sander
Title:	President, Corporate Trust

Per:
Name:	Amy Douglas
Title:	Director, Corporate Trust

APPENDIX A-1

FORM OF 2026 EXCHANGE NOTE

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [AYR WELLNESS  CANADA HOLDINGS INC.] OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE. [INSERT GLOBAL NOTES LEGEND FOR ALL GLOBAL NOTES]

For Notes originally issued for the benefit or account of a U.S. Holder, and each Definitive Note issued in exchange therefor or in substitution thereof, also include the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF [AYR WELLNESS CANADA HOLDINGS INC.] (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

CUSIP ☐

ISIN CA ☐

No.☐	US$ ☐

[AYR WELLNESS CANADA HOLDINGS INC.]

(a corporation formed under the laws of the Canada Business Corporations Act

13.0% SENIOR SECURED NOTES DUE DECEMBER 10, 2026

[AYR WELLNESS CANADA HOLDINGS INC.] (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of [December 29, 2023] (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on the earlier of December 10, 2026 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [☐] million dollars ($[☐]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 13.0% per annum, in like money, calculated and payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2024, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is equal to the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi-annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 2026 Notes of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The indebtedness evidenced by this Note, and by all other 2026 Notes now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of the Indenture.

Upon the occurrence of a Change of Control, the Holders may require the Issuer to repurchase such Holder’s Notes, in whole or in part, at a purchase price in cash equal to 105% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Notes has not been and nor will it be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States unless in compliance with the U.S. Securities Act and applicable state securities laws.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF [AYR WELLNESS CANADA HOLDINGS INC.] has caused this Note to be signed by its authorized representatives as of [_____________], 202__.

[AYR WELLNESS CANADA HOLDINGS INC.]

Per:
Name:
Title:

(FORM OF TRUSTEE’S CERTIFICATE)

This Note is one of the [AYR Wellness Canada Holdings Inc.] 13.0% Senior Secured Notes due December 10, 2026 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:

Name: Title:

Per:

Name: Title:

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________________________, whose address and social insurance number, if applicable are set forth below, this Note (or $_________________ principal amount hereof) of [AYR WELLNESS CANADA HOLDINGS INC.] standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated: ________________________________________________________________________

Address of Transferee: ___________________________________________________________

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: _________________________________

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made to the Issuer;

☐	(B)	the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix B to the Indenture, or

☐	(C)	the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States (as defined in Regulation S under the U.S. Securities Act), the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed in compliance with the U.S. Securities Act and any applicable state securities laws.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

APPENDIX A-2

FORM OF 2026 ADDITIONAL NOTE

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [AYR WELLNESS CANADA HOLDINGS INC.] OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE. [INSERT GLOBAL NOTES LEGEND FOR ALL GLOBAL NOTES]

For Notes originally issued for the benefit or account of a U.S. Holder (other than an Original U.S. Holder who is a Qualified Institutional Buyer), and each Definitive Note issued in exchange therefor or in substitution thereof, also include the following legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF [AYR WELLNESS CANADA HOLDINGS INC.] (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

CUSIP ☐

ISIN CA ☐

No.☐	US$ ☐

[AYR WELLNESS CANADA HOLDINGS INC.]

(a corporation formed under the laws of the Canada Business Corporations Act

13.0% SENIOR SECURED NOTES DUE DECEMBER 10, 2026

[AYR WELLNESS CANADA HOLDINGS INC.] (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of [December 29, 2023] (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on the earlier of December 10, 2026 or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [☐] million dollars ($[☐]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 13.0% per annum, in like money, calculated and payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2024, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is equal to the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi-annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 2026 Notes of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

2026 Additional Notes are issuable with an original issue discount and at an issue price of not less than $800 per $1,000 of principal amount and only in denominations of $1,000 and integral multiples of $1,000. Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The indebtedness evidenced by this Note, and by all other 2026 Notes now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of the Indenture.

Upon the occurrence of a Change of Control, the Holders may require the Issuer to repurchase such Holder’s Notes, in whole or in part, at a purchase price in cash equal to 105% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Notes has not been and nor will it be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States unless in compliance with the U.S. Securities Act and applicable state securities laws.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF [AYR WELLNESS CANADA HOLDINGS INC.] has caused this Note to be signed by its authorized representatives as of [_____________], 202__.

[AYR WELLNESS CANADA HOLDINGS INC.]

Per:

This Note is one of the [AYR Wellness Canada Holdings Inc.] 13.0% Senior Secured Notes due December 10, 2026 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:

Per:

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________________________, whose address and social insurance number, if applicable are set forth below, this Note (or $_________________ principal amount hereof) of [AYR WELLNESS CANADA HOLDINGS INC.] standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated: ________________________________________________________________________

Address of Transferee: ___________________________________________________________

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: _________________________________

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made to the Issuer;

☐	(B)	the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix B to the Indenture, or

☐	(C)	the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States (as defined in Regulation S under the U.S. Securities Act), the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed in compliance with the U.S. Securities Act and any applicable state securities laws.

3.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

4.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

APPENDIX A-3

FORM OF 2024 Note

CUSIP ●
ISIN CA●
No.●	US$●

AYR WELLNESS INC.

(a corporation formed under the laws of the Business Corporations Act (British Columbia))

12.5% SENIOR SECURED NOTES DUE DECEMBER 10, 2024

AYR WELLNESS INC. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the amended and restated trust indenture dated as of December 29, 2023 (the “Indenture”) between the Issuer and Odyssey Trust Company (the “Trustee”), promises to pay to the registered holder hereof on December 10, 2024 (the “Stated Maturity”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of [●] million dollars ($[●]) in lawful money of the United States of America on presentation and surrender of this Note (the “Note”) at the main branch of the Trustee in Vancouver, British Columbia, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 12.5% per annum, in like money, calculated and payable semi-annually in arrears on June 30 and December 31 in each year commencing on June 30, 2024, and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity of this Note) to fall due on the Maturity of this Note and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at a rate that is equal to the applicable interest rate on the Notes, in like money and on the same dates.

Interest on this Note will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; provided that for any Interest Period that is shorter than a full semi-annual interest period, interest shall be calculated on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

If the date for payment of any amount of principal, premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the 2024 Notes of the Issuer issued under the provisions of the Indenture. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes of the Issuer are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

The indebtedness evidenced by this Note, and by all other 2024 Notes now or hereafter certified and delivered under the Indenture, is a direct senior secured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the Stated Maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the Redemption Price therein. The right is reserved to the Issuer to purchase Notes (including this Note) for cancellation in accordance with the provisions of the Indenture.

The Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding (or certain series of Notes outstanding), which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Vancouver, British Columbia and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Notes has not been and nor will it be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a person in the United States unless in compliance with the U.S. Securities Act and applicable state securities laws.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF AYR WELLNESS INC. has caused this Note to be signed by its authorized representatives as of [_____________], 202__.

AYR WELLNESS INC.

Per:
Name:
Title:

(FORM OF TRUSTEE’S CERTIFICATE)

This Note is one of Ayr Wellness Inc. 12.5% Senior Secured Notes due December 10, 2024 referred to in this Indenture within mentioned.

ODYSSEY TRUST COMPANY

Per:
Name:
Title:

Per:
Name:
Title:

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____________________________, whose address and social insurance number, if applicable are set forth below, this Note (or $_________________ principal amount hereof) of AYR WELLNESS INC. standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated: ________________________________________________________________________

Address of Transferee: ___________________________________________________________

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: _________________________________

If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple of $1,000) to be transferred.

In the case of a Note that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A) the transfer is being made to the Issuer;

☐	(B) the transfer is being made outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Appendix B to the Indenture, or

☐	(C) the transfer is being made in accordance with a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws and the undersigned has furnished to the Issuer and the Trustee an opinion of counsel of recognized standing or other evidence in form and substance reasonably satisfactory to the Issuer to such effect.

In the case of a Note that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of a person in the United States (as defined in Regulation S under the U.S. Securities Act), the undersigned hereby represents, warrants and certifies that the transfer of the Note is being completed in compliance with the U.S. Securities Act and any applicable state securities laws.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

APPENDIX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: ODYSSEY TRUST COMPANY as Trustee for the Notes of [AYR Wellness Inc.] (the “Issuer”)

AND TO: THE ISSUER

The undersigned (A) acknowledges that the sale of _______________________ (the “Securities”) of the Issuer, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not (a) an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Issuer, except solely by virtue of being an officer or director of the Issuer, (b) a “distributor” or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) none of the seller, any affiliate of the seller or any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this ____ day of ____________________, 20_____.

X

Signature of individual (if Seller is an individual)

X

Authorized signatory (if Seller is not an individual)

Name of Seller (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

APPENDIX H
BLACKLINE TO EXISTING INDENTURE

AMENDED AND RESTATED TRUST INDENTURE

DATED AS OF THE ~~10th~~                        DAY OF DECEMBER, ~~2020~~2023

BETWEEN

AYR ~~STRATEGIES~~ WELLNESS INC., AS ISSUER

AND

AYR WELLNESS CANADA HOLDINGS INC., AS SUBSTITUTED ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

PROVIDING FOR THE ISSUE OF NOTES

Reconciliation and Tie of this Indenture, relating to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939, as amended

Trust Indenture Act Section	Indenture Section
Section 310(a)(1)	11.1
(a)(2)	11.1
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	11.1
(b)	11.2, 11.3
Section 311(a)	11.22
(b)	11.22
Section 312(a)	4.6
(b)	4.10
(c)	4.6
Section 313(a)	11.4
(b)	11.4
(c)	11.4
(d)	11.4
Section 314(a)	6.5
(a)(4)	7.20
(b)	11.23
(c)(1)	11.6
(c)(2)	11.6
(c)(3)	11.6
(d)	11.24
(e)	11.6
(f)	Not applicable
Section 315(a)	11.5
(b)	7.13
(c)	11.4
(d)	11.4
(e)	7.15
Section 316(a)	Not applicable
(a)(1)(A)	7.12
(a)(1)(B)	12.1
(a)(2)	Not applicable
(b)	7.8
(c)	11.25
Section 317(a)(1)	7.3
(a)(2)	7.4
(b)	2.6
Section 318(a)	1.15

THIS AMENDED AND RESTATED INDENTURE is made as of the [29th] day of December, 2023, and amends and restates in its entirety the Trust Indenture dated as of the 10th day of December, 2020 (the “Original Indenture”), as amended by the first supplemental indenture dated February 12, 2021 (the “First Supplemental Indenture”), as further amended by the second supplemental indenture dated as of November 10, 2021 (the “Second Supplemental Indenture”), and as further amended by the third supplemental indenture dated as of November 13, 2023 (the “Third Supplemental Indenture” and collectively with the Original Indenture, the First Supplemental Indenture, and the Second Supplemental Indenture, the “Indenture”).

BETWEEN:

AYR ~~STRATEGIES INC~~WELLNESS INC., formerly known as AYR Strategies Inc., a company subsisting under the laws of the Province of British Columbia (hereinafter called “Ayr Wellness” or the “Issuer”);

AND

AYR WELLNESS CANADA HOLDINGS INC., a Company subsisting under the laws of Canada and a wholly-owned subsidiary of the Issuer (herein after “Ayr Wellness Holdings” or the “Substituted Issuer”)

AND

ODYSSEY TRUST COMPANY, a trust company ~~incorporated~~ continued under the laws of the ~~Province of Alberta~~ Canada authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS ~~the Issuer~~ Ayr Wellness and Ayr Wellness Holdings considers it desirable for its business purposes to create and issue Notes of one or more series from time to time in the manner and subject to the terms and conditions set forth in this Indenture from time to time.

~~AND WHEREAS the Issuer~~AND WHEREAS Ayr Wellness originally issued US$110,000,000 aggregate principal amount of 2024 Notes on December 10, 2020 and subsequently issued an additional US$143,000,000 aggregate principal amount of 2024 Notes as Additional Notes on November 10, 2021.

AND WHEREAS Ayr Wellness Holdings, subject to the terms hereof, may issue Notes hereunder in an ~~unlimited~~ aggregate principal amount , and as of the date hereof ~~the Issuer~~ has duly authorized the issuance of up to ~~$110,000,000 in~~ (i) US$243,250,000 aggregate principal amount of ~~its 12.5~~13.0% Senior Secured Notes due December 10, ~~2024~~2026 (the “2026 Exchanged Notes”), which Notes shall be issued in exchange for, on a dollar-for-dollar basis, the 2024 Notes; and (ii) US$50,000,000 in aggregate principal amount of Additional 2026 Notes (the “2026 Additional Notes”), which shall be issued for cash proceeds at a 20% original issue discount.

NOW THEREFORE in consideration of the agreement contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby covenanted, agreed and declared as set forth herein:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings:

“2024 Notes” means the 12.5% Senior Secured Notes (as amended) due December 10, 2024 created and designated pursuant to ~~Section 3.2~~the Original Indenture.

“2026 Majority Noteholders” means those certain Holders or Beneficial Holders of 2024 Notes prior to the Issue Date that entered into the Support Agreement.

“2026 Notes” means, collectively, the 2026 Exchanged Notes and the 2026 Additional Notes.

“2026 Subordinated Intercompany Note” means that certain unsecured Subordinated Intercompany Note made by Ayr Wellness in favor of Ayr Wellness Holdings dated [December 29, 2023] in the amount equal to $40 million.

“2026 Exchanged Notes” means the 13.0% Senior Secured Notes due December 10, 2026 created and designated pursuant to Article 4 of this Indenture.

“2026 Additional Notes” means the additional 13.0% Senior Secured Notes due December 10, 2026 created and designated pursuant to Article 4 of this Indenture.

“2026 CBCA Proceedings” means [the proceedings commenced in the Ontario Superior Court of Justice (Commercial List), Court File No. CV-23-00709606-00CL relating to a proposed arrangement of AYR Wellness Canada Holdings Inc., and involving AYR Wellness Inc., [242 cannabis LLC, AYR Ohio LLC, AYR Wellness Holdings LLC, AYR Wellness NJ LLC, BP Solutions LLC, CSAC Acquisition IL CORP., CSAC Acquisition NJ CORP., CSAC Acquisition NV CORP., CSAC Acquisition TX Corp., CSAC Holdings INC., Cultivauna, LLC, DFMMJ Investments LLC, DWC Investments, LLC, Green Light Holdings, LLC, Green Light Management, LLC, Herbal Remedies Dispensaries, LLC, Klymb Project Management, Inc., Kynd-Strainz LLC, Lemon Aide LLC, Livfree Wellness LLC, PA Natural Medicine LLC, Parker Solutions NJ, LLC, Tahoe Capital Company, Tahoe Hydroponics Company, LLC, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, CSAC Acquisition FL CORP., CSAC Acquisition INC., CSAC Acquisition MA II CORP., Amethyst Health LLC, Canntech PA, LLC, CSAC Acquisition Connecticut LLC, Mercer Strategies PA, LLC, CSAC Acquisition PA CORP., CSAC Acquisition PA II Corp., Dochouse, LLC, Sira Naturals, Inc., Eskar LLC, AYR NJ LLC, CSAC Ohio, LLC, Mercer Strategies FL, LLC, Parker RE MA, LLC, Parker RE PA, LLC, Parker Solutions IL, LLC, Parker Solutions OH, LLC, Parker Solutions PA, LLC, Parker Solutions FL, LLC, Mercer Strategies MA, LLC, Parker Solutions MA, LLC].

“2026 Note Maturity Date” has the meaning given to it in Section 3.5.

“Accounting Change” has the meaning set forth in Section 1.13.

“Accounting Change Notice” has the meaning set forth in Section 1.13.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, regardless of whether such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person;

“Additional Amounts” has the meaning set forth in Section 3.12.

“Additional Notes” means Notes of any series (other than the Notes issued on the Initial Issue Date of the relevant series of Notes and any Notes issued in exchange or in replacement (in whole or in part) for such initial Notes) issued under this Indenture in accordance with Section 2.2.

“Advance Offer” has the meaning given to that term in Section 6.15.

“Advance Offer Portion” has the meaning given to that term in Section 6.15.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 6.12.

“After Acquired Collateral” means all (i) assets or property of the Issuer and the Guarantors acquired after the date hereof and (ii) all Equity Interests in Restricted Subsidiaries acquired by ~~the Issuer~~ Ayr Wellness, any Guarantor or a Restricted Subsidiary after the date hereof, in each case , which~~, when acquired,~~ constitute Collateral.

~~“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:~~

~~(a)~~	~~1.0% of the Called Principal of the Note; and~~

~~(b)~~	~~the excess of:~~

~~(i)~~	~~the Discounted Value at such Redemption Date of the Remaining Scheduled Payments of the Note; over~~

~~(ii)~~	~~the Called Principal of the Note.~~

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

“Applicable Securities Legislation” means, at any time, applicable securities laws (including rules, regulations, policies, instruments and blanket orders) in each of the provinces and territories of Canada and applicable United States federal and state securities laws.

“Asset Sale” means any of the following:

(a)	the sale, conveyance or other disposition of any assets, other than a transaction governed by and pursuant to the provisions of Section ~~6.14~~ 6.15 or Section 10.1 of this Indenture, and

(b)	the issuance of Equity Interests by any of the ~~Issuer’s~~ Restricted Subsidiaries , or the sale, transfer or other conveyance by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(a)	~~(c)~~any single transaction or series of related transactions that involves assets or other Equity Interests having a Fair Market Value of less than $2.0 million;

(b)	~~(d)~~any issuance or transfer of assets or Equity Interests between or among ~~the Issuer and its Restricted Subsidiaries~~Ayr Wellness and the other Guarantors;

(c)	~~(e)~~the sale or other disposition of cash or Cash Equivalents;

(d)	~~(f)~~dispositions (including without limitation surrenders and waivers) of accounts or notes receivable or other contract rights in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(e)	~~(g)~~the trade or exchange by ~~the Issuer~~ Ayr Wellness or any ~~Restricted Subsidiary~~ other Guarantor thereof of any asset for any other asset or assets that is used or useable in a Permitted Business, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided, however, that the Fair Market Value of the asset or assets received by ~~the Issuer~~ Ayr Wellness or any ~~Restricted Subsidiary~~ other Guarantor in such trade or exchange (including any such cash or Cash Equivalents) is at least equal to the Fair Market Value (as determined in good faith by the Board of Directors or an executive officer of ~~the Issuer~~ Ayr Wellness or such Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the asset or assets disposed of by ~~the Issuer~~ Ayr Wellness or any ~~Restricted Subsidiary~~ other Guarantor pursuant to such trade or exchange;

(f)	~~(h)~~any sale, lease, conveyance or other disposition of (i) inventory, products, services or accounts receivable in the ordinary course of business, and (ii) any property or equipment that has become damaged, worn out or obsolete or pursuant to a program for the maintenance or upgrading of such property or equipment;

(g)	~~(i)~~the creation of a Lien not prohibited by this Indenture and any disposition of assets resulting from the enforcement or foreclosure of any such Lien;

(h)	~~(j)~~the disposition of assets that, in the good faith judgment of ~~the Issuer~~Ayr Wellness, are no longer used or useful in the business of such entity;

(i)	~~(k)~~a Restricted Payment or Permitted Investment that is otherwise permitted by this Indenture;

(j)	~~(l)~~leases or subleases in the ordinary course of business to third persons otherwise in accordance with the provisions of this Indenture;

(k)	~~(m)~~an issuance of Capital Stock by a Restricted Subsidiary to ~~the Issuer or to a wholly owned Restricted Subsidiary of the Issuer~~Ayr Wellness or a Guarantor;

(l)	~~(n)~~a surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims in the ordinary course of business;

(m)	~~(o)~~foreclosure on assets or property;

(n)	~~(p)~~any sale or ~~other~~ disposition ~~of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary~~constituted by the Parent-Issuer Merger;

(o)	~~(q)~~sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements and the transfer of assets as part of the consideration for Investment in a joint venture so long as the Fair Market Value of such assets is counted against the amount of Investments permitted pursuant to Section 6.9;

(p)	~~(r)~~sales or dispositions in connection with Permitted Liens;

(q)	~~(s)~~sales or dispositions in respect of which ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary is required to pay the proceeds thereof to a third party pursuant to the terms of agreements or arrangements in existence as at the Issue Date;

(r)	~~(t)~~any sale, transfer or other disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than ~~the Issuer~~Ayr Wellness) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; and

(s)	~~(u)~~any issuance of Equity Interests by the ~~Issuer~~Ayr Wellness.

Notwithstanding anything to the contrary herein, a disposition of a majority of the Equity Interests in a Guarantor (other than to Ayr Wellness or another Guarantor) shall constitute an Asset Sale. For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Asset Sale Offer” has the meaning given to that term in Section 6.15.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including during any period for which such lease has been extended), calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with ~~IFRS~~U.S. GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

“Authentication Order” has the meaning given to that term in Section 2.4(c).

“AWH Assignment and Subordination Agreement” means an agreement among Ayr Wellness, Ayr Wellness Holdings and the Trustee, in a form acceptable to Ayr Wellness, Ayr Wellness Holdings and the Trustee (with the consent of the 2026 Majority Noteholders as to the terms and conditions therein, which will not be unreasonably withheld) wherein (a) Ayr Wellness Holdings assigns to the Trustee, by way of security for its obligations under and relating to this Indenture, all of its right, title and interest in the 2024 Notes; and (b) Ayr Wellness and Ayr Wellness Holdings each acknowledge and agree, inter alia, that (i) the 2024 Notes shall be subordinated in all respects, including (without limitation) in right of payment, to the 2026 Notes, and no payment shall be made by Ayr Wellness in respect of the 2024 Notes while any amount owing in respect of 2026 Notes remains outstanding; (ii) the 2024 Notes shall be unsecured obligations of Ayr Wellness, (iii) Ayr Wellness Holdings shall be prohibited from assigning, encumbering (except to and in favor of the Trustee as security for Ayr Wellness Holdings’s obligations under and relating to this Indenture) or otherwise dealing with the 2024 Notes; and (iv) such agreement shall remain in full force and effect until such time as the Parent Issuer Merger occurs and the 2024 Notes are cancelled as a result thereof, whereupon the agreement shall deemed terminated and security granted in respect of the 2024 Notes shall be deemed released.

“Ayr Wellness” means AYR Wellness Inc.

“Ayr Wellness Holdings” means AYR Wellness Canada Holdings Inc.

“Bankruptcy Law” means the BIA, the CCAA and the Winding Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes, any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, rearrangement, arrangement, liquidation, or other similar law of any jurisdiction, and any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings, other than the 2026 CBCA Proceedings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Participant.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as now and hereinafter in effect, or any successor statute.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation or a duly authorized committee thereof;

(b)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(c)	with respect to any other Person, the board, committee or governing body of such Person serving a similar function.

“Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of ~~the Issuer~~ Ayr Wellness to have been duly adopted by the Board of Directors of ~~the Issuer~~ Ayr Wellness and to be in full force and effect on the date of such certification.

“Book Entry Only Notes” means Notes of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of Vancouver, British Columbia are authorized or required by law, regulation or executive order to remain closed.

~~“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to an optional redemption.~~

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a statement of financial position in accordance with ~~IFRS~~ U.S. GAAP as in effect on the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease that would have been characterized as an operating lease under ~~IFRS (or~~ US GAAP~~, as applicable)~~ in effect immediately prior to January 1, 2019 (whether such lease is entered into before or after the Issue Date) shall not constitute a Capital Lease Obligation under this Indenture or any other related transaction documents as a result of such changes in ~~IFRS (or~~ US GAAP~~, as applicable)~~ unless otherwise agreed to in writing by ~~the Issuer~~ Ayr Wellness and the Trustee.

“Capital Stock” means:

(a)	in the case of a corporation, corporate stock or shares;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	United States or Canadian dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies;

(b)	securities issued or directly and fully guaranteed or insured by the government of the United States or Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States or Canada, as the case may be, is pledged in support of such securities), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(c)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank organized under the laws of the United States, Canada or any other country that is a member of the Organization for Economic Cooperation and Development, in each case, having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s or A1 or better from Standard & Poor’s, or, with respect to a commercial bank organized under the laws of Canada, the equivalent thereof by DBRS;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)	commercial paper having one of the two highest ratings obtainable from any of (i) Moody’s, (ii) Standard & Poor’s or (iii) DBRS, and in each case maturing within one year after the date of acquisition;

(f)	securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, any province or territory of Canada, or by any political subdivision or Taxing Authority thereof, rated at least “A” by Moody’s or Standard & Poor’s or, with respect to any province or territory of Canada, the equivalent thereof by DBRS, and in each case having maturities of not more than one year from the date of acquisition; and

(g)	money market funds, of which at least a majority of the assets constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“CCAA” means the Companies Creditors Arrangement Act (Canada) as now and hereinafter in effect, or any successor statute.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence of any one or more of the following events:

(a)	the sale, lease, exchange or other transfer of all or substantially all of the assets of ~~the Issuer and its~~ Ayr Wellness, Ayr Wellness Holdings and the Restricted Subsidiaries, taken as a whole;

(b)	any Person or group of Persons, acting jointly or in concert, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of ~~the Issuer~~Ayr Wellness or Ayr Wellness Holdings; or

(c)	the adoption of a plan relating to the liquidation or dissolution of ~~the Issuer~~ Ayr Wellness or Ayr Wellness Holdings, which is not permitted by Section 10.1.

For purposes of this definition, (i) a beneficial owner of a security includes any Person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (A) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (B) investment power, which includes the power to dispose of, or to direct the disposition of, such security; (ii) a Person or group of Persons shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; and (iii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law. Notwithstanding the foregoing and for greater certainty, a Change of Control shall not occur as a result of the 2026 CBCA Proceedings or a conversion, exchange or exercise of the (i) multiple voting shares of ~~the Issuer~~Ayr Wellness, (ii) exchangeable shares of any Restricted Subsidiary, ~~or (iii) any other Equity Interest of the Issuer or a Restricted Subsidiary, in each case, that are issued and outstanding as of the Issue Date or will be issued pursuant to a term sheet, letter agreement or commitment entered into prior to the Issue Date~~(iii) restricted stock units granted as employee incentives; or (iv) the Parent-Issuer Merger.

“Change of Control Offer” has the meaning given to that term in Section 6.14(a).

“Change of Control Payment” has the meaning given to that term in Section 6.14(a).

“Change of Control Payment Date” has the meaning given to that term in Section 6.14(a).

“Collateral” means, on the Issue Date, all of the ~~Issuer’s personal property~~ personal property, real property and other assets, including, without limitation, all licenses, permits and other rights to operate a cannabis business, of Ayr Wellness, Ayr Wellness Holdings and each Restricted Subsidiary that is a Guarantor, other than Excluded Collateral ~~and the shares of the Unrestricted Subsidiaries~~, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to the Collateral Trustee to secure the obligations of ~~the Issuer~~ Ayr Wellness, Ayr Wellness Holdings and the Guarantors pursuant to the Notes, and such other Property for which Liens are created in accordance with the terms of this Indenture.

“Collateral Trustee” means Odyssey Trust Company as “Trustee” under the Indenture and any successor trustee or agent appointed thereunder.

“Consolidated EBITDA” means, with respect to ~~any specified Person~~ Ayr Wellness for any period, the Consolidated Net Income of such Person for such period plus:

(a)	an amount equal to any net loss realized by ~~such Person~~ Ayr Wellness or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(b)	all extraordinary, unusual or non-recurring items of loss or expense , non-operating adjustments, and non-cash inventory write-downs to the extent deducted in computing such Consolidated Net Income; plus

(c)	provision for taxes based on income or profits of ~~such Person and~~ Ayr Wellness or any of its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(d)	Consolidated Fixed Charges of ~~such Person and~~ Ayr Wellness or any of its Restricted Subsidiaries for such period, to the extent that any such Consolidated Fixed Charges were deducted in computing such Consolidated Net Income; plus

(e)	depreciation, depletion, amortization (including amortization of intangibles and deferred financing costs but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such noncash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of ~~such Person and~~ Ayr Wellness or any of its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(f)	severance costs, restructuring costs, asset impairment charges and acquisition costs, provided that in each case such costs or charges were deducted in calculating Consolidated Net Income for such period; plus

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees, to the extent such expenses were deducted in computing such Consolidated Net Income; plus

(h)	~~non-cash~~ fair value adjustments to ~~biological assets, including cannabis plants, measured at fair value less cost to sell up to the point of harvest; plus~~off-set losses arising from foreign exchange conversion; plus

(i)	costs related to the startup of new facilities and dispensaries, including facilities not yet operating at scale; provided that such costs added back pursuant to this clause (i) are actual realized costs incurred during such period related to operational facilities (and not, for the avoidance of doubt, run-rate adjustments in connection with facilities or dispensaries that are not yet operational);

(j)	~~(i)~~non-cash fair value adjustments to unrealized gains or losses on financial liabilities, including but not limited to warrants of ~~the Issuer~~ Ayr Wellness and exchangeable shares of any Restricted Subsidiary; plus

~~(j)~~	~~fair value adjustments to off-set losses arising from foreign exchange conversion; plus~~

(k)	incremental costs to acquire cannabis inventory in a business combination; plus

(l)	~~(k)~~non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with ~~IFRS~~U.S. GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, the Consolidated Fixed Charges of and the depreciation, depletion and amortization and other noncash expenses of, a Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness will be added to Consolidated Net Income to compute Consolidated EBITDA of ~~the Issuer~~ Ayr Wellness (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of ~~the Issuer~~ Ayr Wellness and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed, directly or indirectly, to ~~the Issuer~~ Ayr Wellness by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to ~~any specified Person~~ Ayr Wellness for any period, the ratio of the Consolidated EBITDA of ~~such Person for~~ Ayr Wellness such period to the Consolidated Fixed Charges of ~~such Person~~ Ayr Wellness for such period. In the event that ~~the specified Person~~ Ayr Wellness or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than the incurrence or repayment of revolving credit borrowings, except to the extent that a repayment is accompanied by a permanent reduction in revolving credit commitments) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period; provided that, in the event that ~~the Issuer~~ Ayr Wellness shall classify Indebtedness Incurred on the date of determination as Incurred in part pursuant to Section 6.10(a) and in part pursuant to one or more clauses of the definition of “Permitted Debt” (other than in respect of clause (xiv) of such definition), any calculation of Consolidated Fixed Charges pursuant to this definition on such date (but not in respect of any future calculation following such date) shall not include any such Indebtedness (and shall not give effect to any repayment, repurchase, redemption, defeasance or other acquisition, retirement or discharge of Indebtedness from the proceeds thereof) to the extent Incurred pursuant to any such other clause of the definition of “Permitted Debt” on such date. In addition, for purposes of calculating the Consolidated Fixed Charge Coverage Ratio:

(a)	acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by ~~the specified Person~~ Ayr Wellness or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in good faith on a reasonable basis by a responsible financial or accounting Officer of ~~the Issuer~~Ayr Wellness; provided~~,~~ that such Officer may in his discretion include any pro forma changes to Consolidated EBITDA, including any pro forma reductions of expenses and costs, that have occurred or are reasonably expected by such Officer to occur;

(b)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with ~~IFRS~~U.S. GAAP, will be excluded;

(c)	the Consolidated Fixed Charges attributable to discontinued operations, as determined in accordance with ~~IFRS~~U.S. GAAP, will be excluded, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges will not be obligations of ~~the specified Person~~ Ayr Wellness or any of its Restricted Subsidiaries following the Calculation Date;

(d)	Consolidated Fixed Charges attributable to non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity, will be excluded; and

(e)	Consolidated Fixed Charges attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Consolidated Fixed Charges” means, with respect to ~~any specified Person~~ Ayr Wellness, for any period, the sum, without duplication, of:

(a)	the consolidated interest expense of ~~such Person~~ Ayr Wellness and its Restricted Subsidiaries paid during such period, including amortization of debt issuance costs and original issue discounts (provided, however, that any amortization of bond premium will be credited to reduce Consolidated Fixed Charges unless pursuant to ~~IFRS~~U.S. GAAP, such amortization of bond premium has otherwise reduced Consolidated Fixed Charges), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(b)	the consolidated interest of such ~~Person~~ Ayr Wellness and its Restricted Subsidiaries that was capitalized during such period; plus

(c)	any interest expense actually paid on Indebtedness of another Person that is guaranteed by ~~such Person or one~~ Ayr Wellness or any of its Restricted Subsidiaries,

in each case, on a consolidated basis and in accordance with ~~IFRS~~U.S. GAAP.

“Consolidated Indebtedness” means at any time the aggregate stated balance sheet amount of all Indebtedness of ~~the Issuer~~ Ayr Wellness, Ayr Wellness Holdings and the Restricted Subsidiaries (other than inter-company Indebtedness) determined on a consolidated basis plus, to the extent not included in Indebtedness, any Indebtedness of ~~the Issuer~~ Ayr Wellness and the Restricted Subsidiaries in respect of receivables sold or discounted (other than to the extent they are sold on a non-recourse basis).

“Consolidated Net Leverage Ratio” means, as of any date of determination, with respect to ~~the Issuer~~Ayr Wellness, the ratio of (a) Consolidated Indebtedness less Cash Equivalents at such date to (b) Consolidated EBITDA for the most recently completed twelve fiscal months for which internal financial statements are available (determined on a pro forma basis after giving effect to such adjustments as are consistent with those set forth in the definition of “Consolidated Fixed Charge Coverage Ratio”)~~.~~

“Consolidated Net Income” means, with respect to ~~any specified Person~~ Ayr Wellness for any period, the aggregate of the Net Income of ~~such Person~~ Ayr Wellness and its Subsidiaries for such period, on a consolidated basis, determined in accordance with ~~IFRS~~U.S. GAAP; provided that:

(a)	the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders;

(c)	the cumulative effect of a change in accounting principles will be excluded;

(d)	solely for purpose of determining the amount available for Restricted Payments under Section 6.9(III)(1) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(e)	to the extent deducted in the calculation of Net Income, any non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes in connection with redeeming or retiring any Indebtedness prior to its maturity will be added back to the calculation of Consolidated Net Income;

(f)	any asset impairment write downs under ~~IFRS~~ U.S. GAAP will be excluded;

(g)	all expenses related to restricted stock and redeemable stock interests granted to officers, directors and employees will be excluded;

(h)	all fair value adjustments for non-cash derivative instruments will be excluded;

(i)	all non-cash deferred tax obligations will be excluded;

(j)	any non-cash fair value adjustments to biological assets will be excluded;

(k)	unrealized gains and losses due solely to fluctuations in currency values and the related tax effects according to ~~IFRS~~ U.S. GAAP will be excluded; and

(l)	unrealized losses and gains under Hedging Obligations included in the determination of Consolidated Net Income, will be excluded.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by ~~the Issuer~~ Ayr Wellness and reasonably acceptable to the Trustee.

“DBRS” means, collectively, DBRS Limited, DBRS, Inc. and DBRS Ratings Limited or any successor ratings agency thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Sections 4.2(b) and 4.6 hereof, substantially in the form set out in the Supplemental Indenture providing for the relevant series of Notes, except that such Note will not bear the Global Note Legend.

“Depository” means CDS and such other Person as is designated in writing by ~~the Issuer~~ Ayr Wellness and acceptable to the Trustee to act as depository in respect of any series of Book Entry Only Notes.

~~“Description of Notes” means the Section of the Offering Memorandum titled “Description of the Notes”.~~

“Designated Rating Organization” means each of Standard & Poor’s, Moody’s and DBRS.

“Designated Seller Notes” means each of the notes set forth on Schedule B attached hereto.1

~~“Discounted Value” means, with respect to the Called Principal of any Notes, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the Redemption Price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.~~ “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require ~~the Issuer~~ Ayr Wellness to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that ~~the Issuer~~ Ayr Wellness may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (i) a public or private offer and sale of Capital Stock (other than (a) Capital Stock made to any Subsidiary, (b) Disqualified Stock or (c) equity securities issuable under any employee benefit plan of ~~the Issuer) of the Issuer~~ Ayr Wellness or any subsidiary) of Ayr Wellness to any Person (other than a Subsidiary of ~~the Issuer~~Ayr Wellness) or (ii) a contribution to the equity capital of ~~the Issuer~~ Ayr Wellness by any Person (other than a Subsidiary of ~~the Issuer~~Ayr Wellness).

“Excluded Collateral” shall include (i) any pledge or security interest prohibited or restricted by applicable law, rule, order, decree or regulation or any agreement with any governmental authority or which would require governmental (including regulatory) consent, approval, license or authorization to provide such pledge or security (with no requirement to obtain the consent of any governmental authority or third party after giving effect to any provisions under Article 9 of the UCC which renders such limitations ineffective); (ii) any interest in a Material Permit (or Equity Interests in a Person who holds a Material Permit or its assets) to the extent that any law, regulation, permit, order or decree of any governmental authority in effect at the time applicable thereto prohibits the grant of a security interest therein or any necessary governmental approval is not received after giving effect to any provisions under Article 9 of the UCC which renders such limitations ineffective; provided that, subject to the following proviso, ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary shall not be required to obtain the consent of any governmental authority with respect to any Material Permit if such consent is not given after reasonable efforts to do so; provided further, that notwithstanding the foregoing proviso, (A) at such time as the condition causing such prohibition shall be remedied such rights or interests shall immediately and automatically cease to constitute Excluded Collateral and the security interest of the Collateral Trustee shall immediately and automatically attach to such assets and such assets shall be “Collateral” for all purposes of the Security Documents; it being understood and agreed that to the extent severable, the security interest of the Collateral Trustee shall attach immediately and automatically to any portion of such license, property rights or agreements that is not prohibited and such interests shall be “Collateral” for all purposes of the Security Documents) and (B) upon and after the exercise of remedies by the Collateral Trustee pursuant to the terms of the Security Documents and this Indenture, ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries agree to cooperate in obtaining the consent of the Collateral Trustee as required in connection with such exercise of remedies; (iii) Equity Interests in a Person to the extent that the pledging of such Equity Interests under the Security Documents is (A) contractually prohibited on the Issue Date or, following the Issue Date, the date of acquisition of such Equity Interests, in each case, solely to the extent that, and for so long as, such prohibition is not created in contemplation of the Issue Date or such transaction as the case may be, ~~(B) Equity Interests acquired pursuant to an Investment permitted under the Indenture and financed with assumed secured Indebtedness permitted hereunder, and each Equity Interest acquired in such Investment permitted hereunder that guarantees such other Indebtedness, in each case, to the extent that, and solely for so long as, the documentation relating to such Indebtedness to which such person is a party expressly prohibits such person from guaranteeing the obligations under this Indenture and such prohibition existed at the time of entering into such documentation and was not created in contemplation of such Investment or to avoid the obligations hereunder and provided that the Issuer~~ and provided that Ayr Wellness or its Subsidiaries have taken all commercially reasonable efforts to obtain such consent or have such prohibition waived; (iv) any rights or interests in any lease, license, contract, property rights or agreement , including the Vendor Take Back Notes (other than any lease, license, contract, property right or agreement among ~~the Issuer~~ Ayr Wellness and/or any of the Restricted Subsidiaries), as such or the assets subject thereto if under the terms of such lease, license, contract, or agreement, including the Vendor Take Back Notes, or applicable laws with respect thereto, the valid grant of a lien therein or in such assets to the Collateral Trustee is prohibited and such prohibition has not been or is not waived or the consent of one or more third parties party to such lease, license, contract, or agreement , including the Vendor Take Back Notes, has not been or is not otherwise obtained (in each case, after commercially reasonable efforts by ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary to obtain such third-party consent or have such prohibition waived ) or under applicable laws such prohibition cannot be waived and the grant of a Lien would result in (A) the abandonment, invalidation or unenforceability of the right, title or interest of any Restricted Subsidiary therein or (B) a material breach or termination pursuant to the terms of, or a default under, any such lease, license, contract or agreement (provided, however, that at such time as the condition causing such prohibition, abandonment, invalidation or unenforceability shall be remedied such rights or interests shall immediately and automatically cease to constitute Excluded Collateral and the security interest of the Collateral Trustee shall immediately and automatically attach to such assets and such assets shall be “Collateral” for all purposes of the Security Documents (provided that Ayr Wellness shall, and shall cause its Restricted Subsidiaries to, use commercially reasonable efforts to put in place a deposit account control agreement or mortgage with respect thereto within seventy-five (75) days after such assets cease to constitute Excluded Collateral); it being understood and agreed that to the extent severable, the security interest of the Collateral Trustee shall attach immediately and automatically to any portion of such lease, license, contract, property rights or agreement , including the Vendor Take Back Notes, that is not prohibited and does not result in any of the consequences specified in clauses (A) and (B) above and such interests shall be “Collateral” for all purposes of the Security Documents); (v) those assets as to which the Collateral Trustee (at the direction of the Majority of Holders) in consultation with ~~the Issuer~~Ayr Wellness, relying upon an Opinion of Counsel, determine that the cost of obtaining or perfecting such a security interest is excessive in relation to the benefit to the Noteholders to be afforded thereby; provided, however, the foregoing exclusions (i) through (iv) shall in no way be construed (1) to limit, impair or otherwise affect Collateral Trustee’s unconditional continuing liens upon any rights or interests of ~~the Issuer~~ Ayr Wellness in or to the proceeds or receivables in respect thereof (including proceeds from the sale, license, lease or other disposition thereof), including monies due or to become due under any such lease, license, contract, or agreement (including any accounts or other receivables), (2) to apply at such time as the condition causing such propitiation or exclusion shall be remedied or, to the extent severable, the “Collateral” shall include such rights, or portion of such assets that is permitted (or that would not be subject to a prohibition of the types described in clauses (i) through (iv) above) and the security interest of the Collateral Trustee granted under the applicable Security Documents shall attach to such Collateral (or portion thereof) at such time.

“Event of Default” has the meaning given to that term in Section 7.1 and any other event defined as an “Event of Default” in this Indenture.

“Excess Proceeds” has the meaning given to that term in Section 6.15(d).

“Existing Indebtedness” means the aggregate amount of Indebtedness of ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries (other than the Notes issued hereby and the related Guarantees) that is in existence on the Original Issue Date until such amounts are repaid.

“Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors or an executive officer of ~~the Issuer~~Ayr Wellness, as the case may be pursuant to the applicable provisions of this Indenture, whose determination will be conclusive if evidenced by a Board Resolution or an Officers’ Certificate, as applicable.

“Global Note Legend” means the legend set forth in Section 2.13(a), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means certificates representing the aggregate principal amount of Notes issued and outstanding and held by, or on behalf of, a Depository.

“Government Securities” means direct obligations of, or obligations guaranteed by, the federal government of Canada for the timely payment of which guarantee or obligations the full faith and credit of the federal government of Canada is pledged.

“Guarantee” means, as to any Guarantor, a guarantee of the Indebtedness under this Indenture and the Notes.

“Guarantor” means Ayr Wellness, and each Restricted Subsidiary that has delivered a guarantee under the Indenture on the Issue Date, and any other Person that is required under the Indenture to or that otherwise executes and delivers a Guarantee to the Collateral Trustee.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(b)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices;

(c)	foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates; and

(d)	other agreements or arrangements designed to protect such Person or any Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder” means a Person in whose name a note is registered.

“Holders’ Request” means an instrument signed in one or more counterparts by ~~the Holder or~~ Holders of not less than ~~51% in~~ a majority of the aggregate outstanding principal amount of ~~the outstanding~~ Notes requesting the Trustee to take an action or proceeding permitted by this Indenture; provided that in the case of any action or proceeding permitted by this Indenture in respect of any particular series of outstanding Notes, “Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than ~~51%~~ a majority in aggregate principal amount of the outstanding Notes of such series requesting the Trustee to take such action or proceeding.

~~“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect in Canada from time to time.~~

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness and (2) neither the accrual of interest or dividends nor the accretion of original issue discounts nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock (to the extent provided for when the Indebtedness or Disqualified Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that in each case the amount thereof is for all other purposes included in the Consolidated Fixed Charges and Indebtedness of ~~the Issuer~~ Ayr Wellness or its Restricted Subsidiary as accrued.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	in respect of banker’s acceptances;

(d)	in respect of Capital Lease Obligations and Purchase Money Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person and in respect of any lease obligations as stated in paragraph (c)(xii) of the definition of Permitted Debt;

(e)	in respect of the balance deferred and unpaid of the purchase price of any property or services due more than ~~six~~ three months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable;

(f)	representing Hedging Obligations;~~or~~

(g)	solely for purposes of calculating the Consolidated Net Leverage Ratio under this Indenture, amounts of past due tax liabilities associated with Liens that have been attached, perfected and outstanding for longer than six (6) months; or

(h)	~~(g)~~all preferred stock issued by such Person, if such Person is a Restricted Subsidiary or the Issuer and is not a Guarantor.

In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, and (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a)	any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five Business Days of its incurrence; and

~~(b)~~	~~any obligation arising from any agreement providing for indemnities, Guarantees, purchase price adjustments, holdbacks, contingency payment or earnout obligations based on the performance of the acquired or disposed assets, subordinated vendor takeback loan or similar obligations (other than Guarantees of Indebtedness) customarily Incurred by any Person in connection with the acquisition or disposition of any assets, including Capital Stock, in an aggregate amount not to exceed $10.0 million at any one time outstanding; and~~

(b)	~~(c)~~any indebtedness that has been defeased in accordance with ~~IFRS~~ U.S. GAAP or defeased pursuant to the irrevocable deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness; provided, however, if any such defeasance shall be terminated prior to the full discharge of the Indebtedness for which it was Incurred, then such Indebtedness shall constitute Indebtedness for all relevant purposes of this Indenture.

The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations described above, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(a)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(b)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture” means this indenture (including, for the avoidance of any doubt, the preamble and recitals hereto), as originally executed or as it may from time to time be supplemented, amended, restated, or otherwise modified in accordance with the terms hereof.

“Indenture Obligations” means all Obligations of ~~the Issuer~~ Ayr Wellness, Ayr Wellness Holdings and the Guarantors due or to become due under or in connection with this Indenture and the relevant series of Notes, including under the Guarantees, owed to the Trustee and/or the Holders according to the terms hereof and thereof.

~~“Initial 2024 Notes” means the $110,000,000 aggregate principal amount of 2024 Notes issued by the Issuer on the Initial Issue Date.~~

~~“Initial Issue Date” means the date on which the Initial 2024 Notes are originally issued under this Indenture, being December 10, 2020.~~

~~“Interest Payment Date” means, for each series of Notes, a date specified in such series of Notes or the Supplemental Indenture providing for such series of Notes (or, in the case of the 2024 Notes, as specified in Article 3) as the date on which an instalment of interest on such Notes shall become due and payable.~~

“Interest Payment Date” means June 30 and December 31 of each year that the 2026 Notes are outstanding, commencing on June 30, 2024.

“Interest Period” means the period commencing on the later of (a) the Issuance Date and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the Interest Payment Date in respect of which interest is payable.

“Insolvency Proceeding” means ~~a bankruptcy, insolvency, receivership, liquidation, winding up, reorganization or similar~~ any proceeding under any Bankruptcy Law.

“Investment Grade Rating” means a rating equal to or higher than:

(a)	“BBB-” (or the equivalent) from Standard & Poor’s;

(b)	“Baa3” (or the equivalent) from Moody’s; or

(c)	“BBB(Low)” (or the equivalent) from DBRS.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and excluding accounts receivables created or acquired in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a statement of financial position prepared in accordance with ~~IFRS~~U.S. GAAP.

~~If the Issuer~~ If Ayr Wellness or any Restricted Subsidiary ~~of the Issuer~~ sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary ~~of the Issuer~~ such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of ~~the Issuer~~Ayr Wellness, ~~the Issuer~~ Ayr Wellness will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness of a Person that holds an Investment in a third Person will be deemed to be an Investment by ~~the Issuer~~ Ayr Wellness or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

“Issue Date” means the date ~~the Notes are originally issued pursuant to this~~ of this Amended and Restated Indenture.

“Issuer” means ~~Ayr Strategies Inc. and includes~~ (i) in respect of the 2026 Notes, before the Parent-Issuer Merger (x) AYR Wellness Holdings and (y) after the Parent-Issuer Merger, AYR Wellness and any successor to or of ~~the Issuer~~AYR Wellness, as permitted by the terms hereof; and (ii) in respect of any other series of Notes, AYR Wellness.

“Issuer Order” means an order or direction in writing signed by the President, Chief Executive Officer or Chief Financial Officer of ~~the Issuer~~ Ayr Wellness or any director of ~~the Issuer~~Ayr Wellness.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Majority of Holders” means the Holders of a majority of the principal amount of the outstanding 2026 Notes.

“Material Adverse Effect” means any event or change that, individually or in the aggregate with other events or changes, is or would reasonably be expected to be, materially adverse to the business, operations, assets or financial condition of ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary; provided that a Material Adverse Effect shall not include an adverse effect resulting from a change: (i) that arises out of a matter ~~that~~ than has been publicly disclosed by ~~the Issuer or otherwise disclosed in writing by the Issuer to the Trustee prior to the date of this Indenture;~~ Ayr Wellness as of October 31, 2023, (ii) that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada or the United States~~; or~~ , and (iii) that is a result of any matter ~~permitted by this Indenture or~~ consented to in writing by ~~the Trustee~~a Majority of Holders.

“Material Permits” means (i) any material permit or ~~licence~~ license held on the Issue Date or acquired after the Issue Date by ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary permitting it to cultivate, transport, store, modify and/or sell cannabis or THC infused products to medical or recreational purchasers in any jurisdiction, or (ii) any material authorization, permit or ~~licence~~ license otherwise required by ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary to operate a Permitted Business.

“Maturity” means, when used with respect to a Note of any series, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, Redemption Notice, notice of option to elect repayment or otherwise.

“Maturity Account” means an account or accounts required to be established by the Issuer (and which shall be maintained by and subject to the control of the Paying Agent) for each series of Notes issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to ~~any specified Person~~Ayr Wellness, the net income (loss) of such Person, determined in accordance with ~~IFRS~~ U.S. GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by ~~such Person~~ Ayr Wellness or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of ~~such Person~~ Ayr Wellness or any of its Restricted Subsidiaries; and

(b)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by ~~the Issuer~~ Ayr Wellness or any of ~~its~~ the Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof, (b) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness or other liabilities secured by a Lien on the asset or assets that were the subject of such Asset Sale or required to be paid as a result of such sale, (d) in the case of any Asset Sale by a Restricted Subsidiary of ~~the Issuer~~Ayr Wellness, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary thereof, and (e) appropriate amounts to be provided by ~~the Issuer~~ Ayr Wellness or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any adjustment or indemnification obligations associated with such Asset Sale, all as determined in accordance with ~~IFRS~~U.S. GAAP; provided that (i) excess amounts set aside for payment of taxes pursuant to clause (b) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (ii) amounts initially held in reserve pursuant to clause (e) no longer so held, will, in the case of each of subclause (i) and (ii), at that time become Net Proceeds.

“Non-Recourse Debt” means Indebtedness incurred or assumed by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries in respect of which a Lien is granted or intended to be granted by ~~the Issuer~~ Ayr Wellness or such Restricted Subsidiary, as the case may be, and which Indebtedness is incurred or assumed solely to finance the construction, development or acquisition of an asset or property (the “NonRecourse Asset”) from a Person at arm’s length to ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries; provided that:

(a)	such Indebtedness is incurred at the time of construction, development or acquisition of the Non-Recourse Asset (or within 120 days thereafter); and

(b)	the grantees of the Liens have no recourse whatsoever ~~(other than recourse on an unsecured basis in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings or equity interests in Unrestricted Subsidiaries holding such Non-Recourse Assets)~~ against any assets, properties or undertaking of ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries; and

(c)	no Guarantee of such Indebtedness is provided by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries.

“Notes” means the notes, debentures or other evidence of indebtedness of ~~the Issuer~~ Ayr Wellness or Ayr Wellness Holdings issued and authenticated hereunder, or deemed to be issued and authenticated hereunder, and includes Global Notes and for greater certainty, includes the 2024 Notes and the 2026 Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

~~“Offering Memorandum” the offering memorandum of the Issuer dated December 9, 2020.~~

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Senior ~~VicePresident~~ Vice President or Vice-President of such Person.

“Officers’ Certificate” means a certificate signed on behalf of ~~the Issuer~~ Ayr Wellness by at least two Officers of ~~the Issuer~~Ayr Wellness, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of ~~the Issuer~~Ayr Wellness, delivered to the Trustee that meets the requirements of this Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of ~~the Issuer~~Ayr Wellness) that meets the requirements of this Indenture.

~~“Original U.S. Holder” means a U.S. Holder that is an original purchaser of the Notes pursuant to the Offering Memorandum and who is a Qualified Institutional Buyer or a U.S. Accredited Investor that delivered the Qualified Institutional Buyer Certificate or the U.S. Accredited Investor Certificate, as applicable, attached to the U.S. subscription agreement delivered in connection with its purchase of Notes pursuant to the Offering Memorandum; “Participants” has the meaning given to that term in Section 4.2(d).~~

“Original Indenture” means the trust indenture dated as of December 10, 2020 among Ayr Wellness and the Trustee, as amended, restated, and/or supplemented up to the date hereof.

“Original Issue Date” means the date that the 2024 Notes were originally issued under the Original Indenture.

“Parent-Issuer Merger” has the meaning set forth in Section 3.16.

“Paying Agent” has the meaning given to that term in Section 2.5.

“Payment Default” has the meaning given to that term in Section 7.1(f)(i).

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (i) such Person became a Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness or (ii) such Person was merged or consolidated with or into ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries; provided that on the date such Person became a Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness or the date such Person was merged or consolidated with or into ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries, as applicable, ~~either:~~immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, ~~the Issuer~~ Ayr Wellness or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a) ~~; or~~and 6.10(b)(xiii).

~~(b)~~	~~immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Consolidated Fixed Charge Coverage Ratio of the Issuer would be equal to or greater than the Consolidated Fixed Charge Coverage Ratio of the Issuer immediately prior to such transaction.~~

“Permitted Assets” means any and all properties or assets that are used or useful in a Permitted Business (including Capital Stock in a Person that is a Restricted Subsidiary and Capital Stock in a Person whose primary business is a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Capital Stock by ~~the Issuer~~ Ayr Wellness or by a Restricted Subsidiary, but excluding any other securities).

“Permitted Business” means any business conducted ~~or proposed to be conducted (as described in the Offering Memorandum relating to the Offering of the Notes issued~~ on the Issue Date~~) by the Issuer~~ by Ayr Wellness and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related, ~~complimentary~~ complementary or ancillary thereto.

“Permitted Debt” has the meaning given to that term in Section 6.10(b).

“Permitted Investments” means:

(a)	any Investment ~~in the Issuer or in a~~ by Ayr Wellness and the Guarantors in another Restricted Subsidiary of ~~the Issuer~~Ayr Wellness that is a Guarantor;

(b)	any Investment in Cash Equivalents;

(c)	any Investment by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness in a Person, if as a result of such Investment:

(i)	such Person becomes a ~~Restricted Subsidiary of the Issuer~~Guarantor; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or ~~transfers~~ transfer or conveys substantially all of its assets to, or is liquidated into, ~~the Issuer or a Restricted Subsidiary of the Issuer~~Ayr Wellness or a Guarantor;

(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 6.15 or a sale or disposition of assets excluded from the definition of “Asset Sale”;

(e)	Hedging Obligations that are Incurred in the ordinary course of business and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(f)	stock, obligations or securities received as a result of the bankruptcy or reorganization of a Person or taken in settlement or other resolutions of claims or disputes or in satisfaction of judgments, and extensions, modifications and renewals thereof;

(g)	advances to customers or suppliers in the ordinary course of business that are, in conformity with ~~IFRS~~U.S. GAAP, recorded as accounts receivable, prepaid expenses or deposits on the statement of financial position of ~~the Issuer~~ Ayr Wellness or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(h)	any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of ~~the Issuer~~Ayr Wellness;

(i)	loans or advances to officers and employees of ~~the Issuer~~ Ayr Wellness or any of its Subsidiaries made in the ordinary course of business, which, in the aggregate outstanding amount, do not at any time exceed $1.0 million;

(j)	repurchases of, or other Investments in, the Notes;

(k)	advances, deposits and prepayments for purchases of any assets used in a Permitted Business, including any Equity Interests;

(l)	commission, payroll, travel, entertainment and similar advances to officers and employees of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with ~~IFRS~~U.S. GAAP;

(m)	Guarantees issued in accordance with Section 6.10;

(n)	Investments existing on the Issue Date;

(o)	any Investment (i) existing on the Original Issue Date, (ii) made pursuant to binding commitments in effect on the date of ~~this~~ the Original Indenture or (iii) that replaces, refinances or refunds any Investment described under either of the immediately preceding clauses (i) or (ii); provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and not materially less favorable to ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries than the Investment replaced, refinanced or refunded as determined in good faith by ~~the Issuer~~Ayr Wellness;

(p)	Investments the payment for which consists solely of Capital Stock of ~~the Issuer;~~Ayr Wellness

(q)	any Investment in any Subsidiary of ~~the Issuer~~ Ayr Wellness in connection with intercompany cash management arrangements or related activities;

(r)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(s)	performance guarantees made in the ordinary course of business or consistent with past practice;

(t)	Investments in the ordinary course of business or consistent with past practice consisting of the licensing or contribution of intellectual property pursuant to joint marketing or other business arrangements with other Persons;

(u)	any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer~~;~~ , or (b) litigation, arbitration or other disputes;

~~(v)~~	~~any Investment acquired by the Issuer or any of its Restricted Subsidiaries;~~

(v)	[reserved];

(w)	an Investment in exchange for any other Investment or accounts receivable held by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of ~~the issuer~~ Ayr Wellness of such other Investment or accounts receivable;

(x)	an Investment in satisfaction of judgments against other Persons;

(y)	any Investment by ~~the Issuer~~ Ayr Wellness or its Restricted Subsidiaries in a Permitted Business in an aggregate amount not to exceed $5.0 million at any time;

(z)	any Investment in respect of share price guarantees for share consideration given by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries with respect to acquisitions prior to the ~~Issue Date in an aggregate amount not to exceed $15.0 million~~October 31, 2023;

(aa)	any guarantee, indemnity, reimbursement or similar obligation or liability of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (i) any lease agreement for a Permitted Business or (ii) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices; and

(bb)	other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (bb) ~~since the Issue Date, not to exceed the greater of (a) $25.0 million and (b) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Restricted Payment is made;~~ after the Original Issue Date, not to exceed $20 million at any time;

provided, however, that with respect to any Investment, ~~the Issuer~~ Ayr Wellness may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (a) through (bb) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means:

(a)	Liens in favor of ~~the Issuer~~ Ayr Wellness or any Subsidiary;

(b)	Liens on property of a Person (i) existing at the time of acquisition thereof or (ii) existing at the time such Person is merged with or into or consolidated with ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~Ayr Wellness; provided that such Liens were in existence prior to, and not in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with ~~the Issuer~~ Ayr Wellness or the Restricted Subsidiary;

(c)	Liens on property existing at the time of acquisition thereof by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~Ayr Wellness, provided that such Liens were in existence prior to, and not in contemplation of, such acquisition and do not extend to any property other than the property so acquired by ~~the Issuer~~ Ayr Wellness or the Restricted Subsidiary;

(d)	Liens securing the 2026 Notes issued on the Issue Date and ~~the~~ Guarantees in respect thereof;

(e)	Liens existing on the Issue Date as set out on Schedule C;

(f)	Liens securing Non-Recourse Debt permitted by Section 6.10(b)(ii);

(g)	Liens securing Permitted Refinancing Indebtedness; provided that any such ~~Lien is limited to all or part of the same property or assets that secured (or under the written agreement under which such original Lien arose, could secure)~~ Liens secure the same Property or a lesser portion of such Property that the Indebtedness being refinanced ~~or is in respect of property and assets that are the security for another Permitted Lien hereunder~~secured;

(h)	Liens on cash or Cash Equivalents used to defease or to satisfy and discharge Indebtedness; provided that (i) the Incurrence of such Indebtedness was not prohibited by this Indenture and (ii) such defeasance or satisfaction and discharge is not prohibited by this Indenture;

(i)	Liens to secure Capital Lease Obligations and Purchase Money Obligations permitted by Section 6.10(b)(i) provided that any such Lien covers only the assets acquired, constructed, refurbished, installed, improved, deployed, refurbished, modified or leased with such Indebtedness;

(j)	Liens to secure Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction, development, expansion or improvement of the equipment or other property subject to such Liens; provided, however, that (i) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (ii) such Lien does not extend to or cover any property other than such item of property or any improvements on such item of property and (iii) the incurrence of such Indebtedness is otherwise not prohibited by this Indenture;

(k)	Liens securing Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(l)	Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other social security or similar obligations;

(m)	Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Indebtedness), leases, or other similar obligations arising in the ordinary course of business;

(n)	Liens given to a public utility or any municipality or governmental or other public authority when required by such utility or authority in connection with the ownership of assets, provided that such Liens do not materially interfere with the use of such assets in the operation of the business;

(o)	reservations, limitations, provisos and conditions, if any, expressed in any original grant from the government of Canada of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of such assets;

(p)	survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of properties, and defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of Indebtedness, and which in the aggregate do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries;

(q)	servicing agreements, development agreements, site plan agreements, and other agreements with governmental authorities pertaining to the use or development of assets, provided each is complied with in all material respects and does not materially interfere with the use of such assets in the operation of the business;

(r)	judgment and attachment Liens, individually or in the aggregate, neither arising from judgments or attachments that gave rise to, nor giving rise to, an Event of Default, notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(s)	Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations, and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations, in each case which are Incurred in the ordinary course of business;

(t)	bankers’ Liens and Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of ~~the Issuer~~ Ayr Wellness or any Subsidiary thereof on deposit with or in possession of such bank;

(u)	any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense;

(v)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by ~~IFRS~~U.S. GAAP;

(w)	Liens arising from precautionary financing statements under the Uniform Commercial Code or financing statements under a Personal Property Security Act or similar statutes regarding operating leases, sales of receivables or consignments;

(x)	Liens of franchisors in the ordinary course of business not securing Indebtedness;

(y)	Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s, suppliers’, builders’ and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business for sums not yet delinquent by more than 60 days or being contested in good faith, if such reserve or other appropriate provisions, if any, as shall be required by ~~IFRS~~U.S. GAAP, shall have been made in respect thereto;

(z)	Liens contained in purchase and sale agreements to which ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries is the selling party thereto which limit the transfer of assets pending the closing of the transactions contemplated thereby;

(aa)	Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of ~~the Issuer~~ Ayr Wellness or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets;

(bb)	Liens in favor of the Trustee as provided for in this Indenture on money or property held or collected by the Trustee in its capacity as Trustee;

(cc)	Liens on and pledges of the Equity Interests of any ~~Unrestricted Subsidiary or any~~ joint venture owned by either ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries to the extent securing non-recourse debt ~~or other Indebtedness~~ of such ~~Unrestricted Subsidiary or~~ joint venture;

(dd)	Liens securing any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto;

(ee)	Liens securing inventories that are purchased on credit terms exceeding 90 days made in the ordinary course of business;

(ff)	Liens arising out of the conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(gg)	Liens in favour of the Collateral Trustee;

(hh)	Liens securing Vendor Take Back Notes and Indebtedness permitted under Section 6.10(b)(xiii); and

(ii)	Liens not otherwise permitted by clauses (a) through (hh) of this definition which secure Indebtedness of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries not to exceed ~~10.0~~5.0% of the total assets of ~~the Issuer~~ Ayr Wellness at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of ~~the Issuer~~ Ayr Wellness, Ayr Wellness Holdings or any of ~~its~~ the Restricted Subsidiaries issued (i) in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund for value, in whole or in part, or (ii) constituting an amendment, modification or supplement to or deferral or renewal of ((i) and (ii) collectively, a “Refinancing”) any other Indebtedness of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a)	the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so refinanced (plus all accrued and unpaid interest thereon and the amount of any premium necessary to accomplish such refinancing and fees and expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced;

(c)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or the Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantees, as applicable, on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being Refinanced; ~~and~~

(d)	if the Indebtedness being ~~Refinanced~~ refinanced is pari passu in right of payment with the Notes or any Guarantee, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Guarantee, as applicable~~.~~;

(e)	the Indebtedness being refinanced is not the 2024 Notes; and

(f)	if such Indebtedness being refinanced is secured by any Liens on Property of Ayr Wellness or any of its Subsidiaries, Liens securing the Permitted Refinancing Indebtedness may only secure by the same Property or a lesser portion of such Property.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, unlimited liability company, or government or other entity.

~~“Pledge Agreement” means the pledge agreement, dated on or about the date of the Indenture, entered into by the Issuer in favour of the Collateral Trustee pursuant to which the Issuer pledges the Capital Stock of the Guarantors and any future Restricted Subsidiaries in favour of the Collateral Trustee as security for the Indebtedness under the Indenture and the Notes, as amended, modified, restated, supplemented or replaced from time to time.~~

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations thereunder and the Securities Transfer Act, 2006 (British Columbia) and the regulations thereunder, in each case as from time to time in effect, provided, however, if validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority of the Collateral Trustee security interests in any Collateral are governed by the personal property security laws or laws relating to movable property of any other jurisdiction (including but not limited to the UCC), the term “PPSA” shall mean such other personal property security laws or laws relating to movable property for the purposes of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority and for the definitions related to such provisions

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person, excluding, for the avoidance of doubt, any real property.

“Purchase Money Obligations” means Indebtedness of ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries incurred for the purposes of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of Permitted Assets.

“Qualified Institutional Buyer” means a “qualified institutional buyer” as such term is defined in Rule 144A under the U.S. Securities Act;

“Record Date” has the meaning given to such term in Section 2.11(d).

“Redemption Date” has the meaning given to that term in Section 5.4.

“Redemption Notice” has the meaning given to that term in Section 5.4.

“Redemption Price” has the meaning given to that term in Section 5.1.

“Registrar” has the meaning given to that term in Section 2.5.

~~“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (i) 1.00% per annum plus (ii) the bid yield to maturity on such date compounded semi-annually which a non-callable non-amortizing U.S. Government nominal bond would be expected to carry if issued, in U.S. dollars in the United States, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term from such redemption date to December 10, 2022, as determined by the Issuer based on a linear interpolation of the yields represented by the arithmetic average of bids observed in the market place at or about 10:00 a.m. (Toronto time), on the relevant date for each of the two outstanding non-callable non-amortizing U.S. Government nominal bonds which have the terms to maturity which most closely span the remaining term from such redemption date to December 10, 2022 of the Notes, where such arithmetic average is based in each case on the bids quoted to an independent investment dealer acting as agent of the Issuer by two independent registered members of the Investment Industry Regulatory Organization of Canada selected by the Issuer (and acceptable to the Trustee, acting reasonably), calculated in accordance with standard practice in the industry.~~

~~“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, (i) the redemption price of such Called Principal at December 10, 2022 (such redemption price being set forth in the table appearing under the caption “Optional Redemption”), plus (ii) all required payments of interest on such Called Principal that would be due after the date of calculation of the redemption price with respect to such Called Principal through and including December 10, 2022 if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Notes, then the amount of the next succeeding interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.~~

“Replacement Assets” means (i) non-current assets that will be used or useful in a Permitted Business or (ii) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business.

“Reporting Failure” means the failure of ~~the Issuer~~ Ayr Wellness to furnish to the Trustee and each Holder, within the time periods specified in Section 6.5 (after giving effect to any grace period specified under applicable Canadian securities laws), the annual reports, information, documents or other reports which ~~the Issuer~~ Ayr Wellness may be required to file with the Canadian Securities Administrators or similar governmental authorities, as the case the be, pursuant to such or similar applicable provisions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning given to that term in Section 6.9.

“Restricted Subsidiary” ~~of a Person~~ means any Subsidiary of ~~such Person that is not an Unrestricted Subsidiary~~Ayr Wellness.

“Sale/Leaseback Transaction” means an arrangement relating to real property owned by ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary on the Issue Date or thereafter acquired by ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary whereby ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary transfers such real property to a Person and ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary leases it from such Person.

“Security Documents” means all of the security agreements, pledges, collateral assignments, mortgages, deeds of hypothec, deeds of trust, trust deeds or other instruments from time to time evidencing or creating or purporting to create any security interests in favour of the Collateral Trustee for its benefit and for the benefit of the Trustee and the holders of the Notes, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“SEDAR +” means the System for Electronic Document Analysis and Retrieval — plus.

“Standard & Poor’s” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Stated Maturity”, means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of ~~the Issuer~~ Ayr Wellness, Ayr Wellness Holdings or a Guarantor that is contractually subordinated in right of payment, in any respect (by its terms or the terms of any document or instrument relating thereto), to the Notes or the Guarantee of such Guarantor, as applicable.

“Subordination Agreement” means each subordination agreement entered into prior to the date hereof or to be entered into by, among others, ~~the Issuer~~Ayr Wellness, Ayr Wellness Holdings or any Guarantor (with the consent of the Majority of the Holders as to the terms and conditions therein), the Trustee and certain secured creditors of ~~the Issuer~~ Ayr Wellness, Ayr Wellness Holdings or any Guarantor in respect of Indebtedness of ~~the Issuer~~ Ayr Wellness that will be subordinate to the Notes.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Support Agreement” means that certain support agreement entered into between Ayr Wellness, the Issuer and the 2026 Majority Noteholders dated as of October 31, 2023.

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 12.5.

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended.

“Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, in interest and any other liabilities related thereto, and for the avoidance of doubt, including any withholding or deduction for or on account of Tax) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, and as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act is amended after such date, “Trust Indenture Act” means, with respect to the Notes of any series issued after such date, the Trust Indenture Act as so amended.

“Trustee” means Odyssey Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Trustee’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

~~“Unrestricted Subsidiary” means any Subsidiary of the Issuer that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant contained in Section 6.6, and any Subsidiary of such Subsidiary.~~

“U.S. Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act.

“U.S. GAAP” means generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis, provided that for the purpose of Section 6.06 hereof and the definitions used therein, “U.S. GAAP” shall mean generally accepted accounting principles in effect on the date hereof and consistent with those used in the preparation of the Financial Statements.

“U.S. Holder” means any (a) Holder or Beneficial Holder that (i) is a U.S. Person, (ii) is in the United States, (iii) received an offer to acquire Notes while in the United States, or (iv) was in the United States at the time such Holder’s buy order was made or such Holder executed or delivered its purchase order for the Notes or (b) person who acquired Notes on behalf of, or for the account or benefit of, any person in the United States or a U.S. Person.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Legend” has the meaning set forth in Section 2.3(h).

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

~~“Vendor Take Back Notes” means all liabilities Incurred (whether Incurred before or after the Issue Date) pursuant to a term sheet, letter agreement or commitment entered into on or before the Issue Date in connection with the acquisition of a Permitted Business.~~

“Vendor Take Back Notes” means the aggregate amount of liabilities Incurred by Ayr Wellness and its Restricted Subsidiaries in connection with promissory notes issued in connection with acquisitions on or prior to October 31, 2023, which aggregate principal amount as of such date is equal to $[            ].

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

1.2	Meaning of “Outstanding”

Every Note issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption for monies or a new Note is issued in substitution for it pursuant to Section 2.10 or the payment for redemption thereof shall have been set aside under Section 5.7, provided that:

(a)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)	for the purposes of any provision of this Indenture entitling Holders of outstanding Notes of any series to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders thereof, Notes owned directly or indirectly, legally or equitably, by ~~the Issuer~~ Ayr Wellness or any of its Subsidiaries shall be disregarded (unless ~~the Issuer~~ Ayr Wellness and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of such series of Notes at the time outstanding in which case they shall not be disregarded) except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officers’ Certificate confirming that ~~the Issuer~~ Ayr Wellness and/or one or more of its Subsidiaries are the only Holders shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to ~~the Issuer~~ Ayr Wellness or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of ~~the Issuer~~ Ayr Wellness or any of its Subsidiaries.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Appendices refer, unless otherwise specified, to articles of and appendices to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(e)	“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include the Guarantees, as applicable, and any and every Supplemental Indenture.

1.4	Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5	Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7	Applicable Law

This Indenture and the Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of the United States of America unless otherwise expressed.

1.9	Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Indenture and all documents and notices related thereto be drawn up in English.

1.11	Successors and Assigns

All covenants and agreements in this Indenture by ~~the Issuer~~ Ayr Wellness on its own behalf and on behalf of its Restricted Subsidiaries shall bind their respective successors and assigns, as applicable, whether expressed or not.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their respective successors or assigns hereunder, any Paying Agent, the Holders and the Trustee, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.13	Accounting Terms; Changes in ~~IFRS~~US GAAP

(a)	Each accounting term used in the Indenture, unless otherwise defined herein, has the meaning assigned to it under ~~IFRS~~ US GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)	If there occurs a material change in ~~IFRS~~ US GAAP after the ~~Initial~~ Issue Date, and such change would require disclosure under ~~IFRS~~ US GAAP in the financial statements of ~~the Issuer~~ Ayr Wellness and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, ~~the Issuer~~ Ayr Wellness shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on ~~the Issuer’s~~ Ayr Wellness’s current and immediately prior year’s financial statements in accordance with ~~IFRS~~ U.S. GAAP and state whether ~~the Issuer~~ Ayr Wellness desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from ~~the Issuer~~ Ayr Wellness of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(c)	If ~~the Issuer~~ Ayr Wellness so indicates that it wishes to revise the method of calculating the Financial Term, ~~the Issuer~~ Ayr Wellness shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

1.14	Interest Act (Canada)

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or fee to be paid hereunder or in connection herewith is to be calculated on the basis of any period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 or 366, as applicable. The rates of interest under this Indenture are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Indenture.

1.15	Conflict with Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 317, inclusive, through operation of Section 318(c) of the Trust Indenture Act, such imposed duties shall control.

ARTICLE 2

THE NOTES

2.1	Issue and Designation of Notes; Ranking

The aggregate principal amount of Notes authorized to be issued and authenticated under this Indenture is unlimited, provided, however, that Notes may be issued under this Indenture only on and subject to the conditions and limitations in this Indenture. The Indebtedness evidenced by the Notes will be direct senior secured obligations of the Issuer secured by Liens on the Collateral, subject to Permitted Liens.

2.2	Issuance in Series

(a)	Notes may be issued in one or more series from time to time pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Notes of each series (i) will have such designation, (ii) may be subject to a limitation of the maximum principal amount authorized for issuance, (iii) will be issued in such denominations, (iv) may be purchased and payable as to principal, premium (if any) and interest at such place or places and in such currency or currencies, (v) will bear such date or dates and mature on such date or dates, (vi) will indicate the portion (if less than all of the principal amount) of such Notes to be payable on declaration of acceleration of Maturity, (vii) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (viii) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Notes may be redeemed or purchased at the option of the Issuer or otherwise, (ix) may contain conversion or exchange terms, (x) will indicate the percentage of the principal amount (including any premium) at which Notes may be issued or redeemed, (xi) will set out each office or agency at which the principal of, premium (if any) and interest on the Notes will be payable, and the addresses of each office or agency at which the Notes may be presented for registration of transfer or exchange, (xii) may contain covenants and events of default in addition to or in substitution for the covenants contained herein and the Events of Default, (xiii) may contain additional legends and/or provisions relating to the transfer and exchange of Notes in addition to those provided for herein, and (xiv) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be set forth in a Board Resolution passed at or before the time of the issue of the Notes of such series and such other provisions (to the extent as the Board of Directors may deem appropriate) as are contained in the Notes of such series. The execution by the Issuer of the Notes of such series and the delivery thereof to the Trustee for authentication will be conclusive evidence of the inclusion of the provisions authorized by this subsection.

(b)	All Notes of any one series will be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to this Indenture, an Officers’ Certificate or the Supplemental Indenture establishing such series. Not all Notes of any one series need to be issued at the same time, and, unless otherwise provided, ~~Additional~~ additional Notes of any series may be issued from time to time, at the option of the Issuer , as applicable, without the consent of any Holder.

(c)	Before the creation of any series of Notes (other than the 2026 Notes, which terms are provided for in Article 3 and other than the 2024 Notes, which terms are provided for in Article 3.1), the Issuer will execute and deliver to the Trustee a Supplemental Indenture for the purpose of establishing the terms of such series of Notes and the forms and denominations in which they may be issued, together with a Board Resolution authorizing the issuance of any such Notes. The Trustee will execute and deliver such Supplemental Indentures from time to time pursuant to Section 12.5.

(d)	Whenever any series of Notes has been authorized, Notes in such series may from time to time be authenticated by the Issuer and delivered to the Trustee and, subject to Section 2.4, will be certified and delivered by the Trustee to or to the order of the Issuer upon receipt by the Trustee of:

(i)	a Board Resolution authorizing the issuance of a specified principal amount of Notes of such series;

(ii)	an Officers’ Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Issuer has complied with all other conditions of this Indenture in connection with the issue of such series;

(iii)	an Issuer Order for the authentication and delivery of such series of Notes specifying the principal amount of the Notes to be authenticated and delivered; and

(iv)	an Opinion of Counsel addressed to the Trustee to the effect that all legal requirements imposed by this Indenture, any applicable Supplemental Indenture or by law governing the Notes in connection with the issuance, authentication and delivery of such series of Notes have been complied with subject to the delivery of certain documents or instruments specified in such opinion.

(e)	In connection with the issuance of any series of Notes by the Issuer, the Issuer shall fulfill all of the obligations under this Section 2.2 for the issuance of such Notes as the Issuer, including for greater certainty, the execution of a Supplemental Indenture by the Issuer giving effect to the issuance of the Notes. Concurrent with the execution of the Supplemental Indenture giving effect to the issuance of Notes by the Issuer, Ayr Wellness and the other Guarantors shall deliver to the Trustee a guarantee of such series of Notes. Following the delivery of the aforementioned Supplemental Indenture, guarantee and completion of the other requirements under this Section 2.2, the Trustee shall authenticate the Notes.

2.3	Form of Notes

(a)	The Notes of any series and the Trustee’s certificate of authentication shall be substantially in the form set out in the Supplemental Indenture establishing such series (or in the case of the ~~2024~~ 2026 Notes, in the form set out in Appendix A -1 and A-2 hereto and in the case of the 2024 Note, in the form set out in Appendix A-3), together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, which may include one or more of the legends set forth in Section 2.3(h) or Section 2.13 hereof or in a Supplemental Indenture. Each Note shall be dated the date of its authentication. Unless otherwise set out in the Supplemental Indenture establishing a series of Notes, Notes shall be issued in denominations of $1,000 and integral multiples of $1,000.

(b)	The terms and provisions contained in the Notes and the Supplemental Indenture establishing each series of Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture and each applicable Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c)	The Notes of any series may be in different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of such Notes of different denominations or forms and in the provisions for the registration or transfer of such Notes.

(d)	Subject to Section 2.3(a) and to any limitation as to the maximum principal amount of Notes of any particular series, any Notes may be issued as a part of any series of Notes previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue.

(e)	All series of Notes which may at any time be issued under this Indenture and the certificate of the Trustee endorsed on such Notes may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as the Board of Directors determines at the time of first issue of any series of Notes, as approved by the Trustee, the approval of which will be conclusively evidenced by its authentication of such Notes.

(f)	If any provision of any series of Notes in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

(g)	Notes may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Issuer may determine. The execution of any such Notes by the Issuer and the authentication by the Trustee in accordance with Section 2.4 of any such Notes will be conclusive evidence that such Notes are Notes authorized by this Indenture.

(h)	Each Note issued to, or for the account for benefit of, a U.S. Holder ~~(other than an Original U.S. Holder who is a Qualified Institutional Buyer)~~, and each Note issued in exchange or substitution therefor, will be evidenced by a Definitive Note that bears the U.S. Legend (as defined below). The Notes have not been and will not be registered under the U.S. Securities Act or under the securities laws of any of the states of the United States, and may not be offered, sold or otherwise disposed of unless in accordance with Applicable Securities Legislation. Each Definitive Note issued for the benefit or account of a U.S. Holder ~~(other than an Original U.S. Holder who is a Qualified Institutional Buyer)~~, and each Definitive Note issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Issuer may prescribe from time to time (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, ~~IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE~~ BY ACQUIRING SUCH SECURITIES, AGREES, FOR THE BENEFIT OF [AYR ~~STRATEGIES INC.~~ WELLNESS INC.] [AYR WELLNESS CANADA HOLDINGS INC.] (THE “ISSUER”), THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE ISSUER; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION FROM COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER MUST FIRST BE PROVIDED TO ODYSSEY TRUST COMPANY AND TO THE ISSUER TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if the Notes are being sold outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local securities laws and regulations, this U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by the transferor delivering to the Trustee and the Issuer a duly completed Form of Assignment attached to the Note and by providing a declaration to the Trustee and the Issuer in the form set forth in Appendix ~~C~~ B or as the Issuer may prescribe from time to time, or such other evidence as may be required by the Issuer and the Trustee which may include an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer; provided further, that, if any such Notes are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act or applicable state securities laws, the U.S. Legend may be removed (or the Notes may be transferred to an unrestricted CUSIP) by delivery to the Trustee and the Issuer of the Form of Assignment attached to the Note and an opinion of counsel, of recognized standing, reasonably satisfactory to the Issuer, to the effect that such U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

2.4	Execution, Authentication and Delivery of Notes

(a)	All Notes shall be signed (either manually or by electronic or facsimile signature) by any two authorized directors or officers of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be. Notwithstanding that any individual whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the authentication and delivery thereof, such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of this Indenture.

(b)	No Notes will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by manual signature by or on behalf of the Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits hereof.

(c)	Subject to the terms of this Indenture, the Trustee shall from time to time authenticate one or more Notes (including Global Notes) for original issue on the issue date for any series of Notes upon and in accordance with an Issuer Order (an “Authentication Order”), without the Trustee receiving any consideration therefor. Each such Authentication Order shall specify the principal amount of such Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 2.10. Except as provided in Section 6.10, there is no limit on the amount of Notes that may be issued hereunder.

(d)	The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of this Indenture or of any Notes or their issuance (except the due authentication thereof by the Trustee) or as to the performance by the Issuer of its obligations under this Indenture or any Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under this Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of this Indenture.

2.5	Registrar and Paying Agent

(a)	The Issuer shall maintain for each series of Notes an office or agency where such Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where such Notes may be surrendered for payment (“Paying Agent”). The Registrar shall keep a register of such Notes and of their transfer and exchange.

(b)	The Issuer may appoint one or more co-registrars and one or more additional paying agents for any series of Notes in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. If the Issuer does not exercise its option to appoint or maintain another entity as Registrar or Paying Agent in respect of any series of Notes, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar for any series of Notes. The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the Notes.

2.6	Paying Agent to Hold Money in Trust

The Issuer shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust, for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, and interest on the Notes of the relevant series and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary of the Issuer acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent; provided that upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for each series of Notes.

2.7	Book Entry Only Notes, DRS Advice

(a)	Subject to Section 2.3(h) , Section 2.7(c), and Section 4.2(b) and the provisions of the Notes of any series or any Supplemental Indenture providing for the issuance thereof, Notes shall be issued initially as Book Entry Only Notes represented by one or more Global Notes. Each Global Note authenticated in accordance with this Indenture and any Supplemental Indenture shall be registered in the name of the Depository designated for such Global Note or a nominee thereof and deposited with such Depository or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture and the applicable Supplemental Indenture. Beneficial interests in a Global Note will not be shown on the register or the records maintained by the Depository but will be represented through book entry accounts of Participants on behalf of the Beneficial Holders of such Global Note in accordance with the rules and procedures of the Depository. None of the Issuer or the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Notes or for maintaining, reviewing or supervising any records relating to such beneficial interests therein. Except as otherwise provided in this Indenture or any Supplemental Indenture in respect of a series of Notes, Beneficial Holders of Global Notes shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive Definitive Notes and shall not be considered owners or holders thereof under this Indenture or any Supplemental Indenture. Nothing herein or in a Supplemental Indenture shall prevent the Beneficial Holders from voting Global Notes using duly executed voting instruction forms.

(b)	Every Note authenticated and delivered upon registration or transfer of a Global Note, or in exchange for or in lieu of a Global Note or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof.

(c)	Notwithstanding anything else contained herein, 2026 Notes may be issued to certain Holders of 2026 Notes pursuant to Direct Registration System advice at the direction of Ayr Wellness or Ayr Wellness Holdings.

2.8	Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following in addition to the provisions of Section 4.2, unless and until Definitive Notes have been issued to Beneficial Holders pursuant to Section 4.2(b):

(a)	the Trustee may deal with such Depository as the authorized representative of the Beneficial Holders of such Notes;

(b)	the rights of the Beneficial Holders of such Notes shall be exercised only through such Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes of any series, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d)	such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium and interest on the Notes to such direct Participants for subsequent payment to the Beneficial Holders thereof;

(e)	the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Notes for all purposes whatsoever;

(f)	whenever a notice or other communication is required to be provided to Holders in connection with this Indenture or the Notes, the Trustee shall provide all such notices and communications to the Depository for subsequent delivery of such notices and communications to the Beneficial Holders in accordance with Applicable Securities Legislation and the procedures of the Depository; and

(g)	notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof. Upon payment over to the Depository, the Trustee, if acting as the Paying Agent, shall have no further liability for the money.

2.9	Interim Notes

Pending the delivery of Definitive Notes of any series to the Trustee, the Issuer may issue and the Trustee authenticate in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to Definitive Notes of such series when the same are ready for delivery; or the Issuer may execute and deliver to the Trustee and the Trustee authenticate a temporary Note for the whole principal amount of Notes of such series then authorized to be issued hereunder and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Issuer and the Trustee may approve entitling the holders thereof to Definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes of such series duly issued hereunder and, pending the exchange thereof for Definitive Notes of such series, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Holders of such series and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Issuer shall have delivered the Definitive Notes of such series to the Trustee, the Trustee shall call in for exchange all temporary or interim Notes of such series or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Issuer or the Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Trustee shall authenticate and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture and shall rank equally in accordance with its terms with all other Notes of such series issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Issuer and to the Trustee such evidence of the loss, theft or destruction of the Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.11	Concerning Interest

(a)	All Notes of each series issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes (including for certainty Notes issued under Sections 2.9 and 2.10), shall bear interest (i) from and including their respective issue date, or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on a Note of any series will cease to accrue from the Maturity of such Note (including, for certainty, if such Note was called for redemption, the Redemption Date); unless upon due presentation and surrender of such Note for payment on or after the Maturity thereof, such payment is improperly withheld or refused.

(c)	If the date for payment of any amount of principal, premium or interest in respect of a Note of any series is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest on such principal, or to any interest on such interest, premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d)	The Holder of any Note of any series at the close of business on any Record Date applicable to a particular series with respect to any Interest Payment Date for such series shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date for such series, in which case such defaulted interest shall be paid to the Holder of such Note as at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date. The term “Record Date” as used with respect to any Interest Payment Date (except a date for payment of defaulted interest) for the Notes of any series shall mean the date specified as such in the terms of the Notes of such series established as contemplated by Section 2.2, and in respect of the ~~2024~~ 2026 Notes, shall ~~have~~ mean the ~~meaning~~ “2026 Record Date” specified in Section 3.1.

(e)	Wherever in this Indenture, any Supplemental Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture, the Supplemental Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f)	Unless otherwise specifically provided in this Indenture or the terms of any Note, interest on Notes of any series shall be computed on the basis of a year of 365 days or 366 days, as applicable. With respect to any series of Notes, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Payments of Amounts Due on Maturity

(a)	Subject to Section 2.12(b), the following provisions shall apply to all Notes, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2024 Notes, Article 3):

(i)	in the case of fully registered Notes, the Issuer shall establish and maintain with the Paying Agent a Maturity Account for each series of Notes. On or before 11:00 a.m. (Toronto time) on the Stated Maturity date for each series of Notes outstanding from time to time under this Indenture, the Issuer shall deposit in the applicable Maturity Account by wire transfer or certified cheque an amount sufficient to pay all amounts payable in respect of the outstanding Notes of such series (less any Taxes required by law to be deducted or withheld therefrom). The Paying Agent will pay to each Holder of such Notes entitled to receive payment, the principal amount of, and premium (if any) on, such Notes, upon surrender of such Notes to the Paying Agent or at any branch of the Trustee designated for such purpose from time to time by the Issuer and the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Issuer for such Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture to such extent and such Holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.12(a)(i) will constitute Default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made; and

(ii)	in the case of any series of Notes issued and outstanding in the form of or represented by Global Notes, on or before 11:00 a.m. (Toronto time) on the day prior to the Stated Maturity date for such Notes, the Issuer shall deliver to the Trustee, for onward payment to the Depository, in each case by electronic funds transfer, an amount sufficient to pay the amount payable in respect of such Global Notes (less any Taxes required by law to be deducted or withheld therefrom). The Issuer shall pay to the Trustee, for onward payment to the Depository, the principal amount of, and premium (if any) on, such Global Notes, against receipt of the relevant Global Notes. The delivery of such electronic funds to the Trustee for onward payment to the Depository will satisfy and discharge the liability of the Issuer for the series of Notes to which the electronic funds relates to the extent of the amount deposited or made available (plus the amount of any Taxes deducted or withheld as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture unless such electronic funds transfer is not received. Failure to make delivery of funds available as required pursuant to this Section 2.12(a)(ii) will constitute Default in payment on the Notes of the series in respect of which the delivery or making available of funds was required to have been made.

(b)	Notwithstanding Section 2.12(a), all payments in excess of ~~$25,000,000~~ CAD$25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor the Paying Agent shall have any obligation to disburse funds pursuant to Section 2.12(a)(i) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity. The Paying Agent shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.13	Legends on Notes

(a)	Each Global Note shall bear a legend in substantially the following form, subject to such modification as required by the applicable Depository (the “Global Note Legend”):

“THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THIS INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THIS INDENTURE.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [AYR ~~STRATEGIES INC.~~ WELLNESS INC.] [AYR WELLNESS CANADA HOLDINGS INC.] OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”

(b)	Prior to the issuance of Notes of any series, the Issuer shall notify the Trustee, in writing, concerning which Notes are to be certificated and are to bear the legend or legends described in this Section 2.13.

2.14	Payment of Interest

The following provisions shall apply to Notes of each series, except as otherwise specified in a Supplemental Indenture relating to a particular series of Notes (and, in the case of the 2026 Notes, Article 3 and the 2024 Notes, Article 3.1):

(a)	As interest becomes due on each fully registered Note (except on redemption thereof, when interest may at the option of the Issuer be paid upon surrender of such Note), the Issuer, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest including any Additional Amounts (less any Taxes required by law to be deducted or withheld therefrom) to the Holders of record on the Record Date immediately preceding the applicable Interest Payment Date. If payment is made by cheque, such cheque shall be forwarded at least two days prior to each Interest Payment Date and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to Holders), such payment shall be made in a manner whereby the Holder receives credit for such payment on the Interest Payment Date. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any Taxes deducted or withheld as aforesaid, satisfy and discharge all liability for interest including any Additional Amounts on such Note to such extent, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Issuer shall issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on any Note in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Trustee, by 11:00 a.m. (Toronto time) at least one Business Day prior to the related Interest Payment Date for a Note or to the date of mailing the cheques for the interest due on such Interest Payment Date for such Note, whichever is earlier, the Issuer shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Issuer in order to effect such interest payment hereunder.

(b)	So long as the Notes of any series or any portion thereof are issued in the form of or represented by a Global Note, then all payments of interest on such Global Note shall be made by 11:00 a.m. (Toronto time) at least one Business Day prior to the related Interest Payment Date by electronic funds transfer made payable to the Trustee for subsequent payment to the Depository on behalf of the Beneficial Holders of the applicable interests in that Global Note, unless the Issuer and the Trustee agree.

(c)	Notwithstanding Sections 2.14(a) and 2.14(b), all payments in excess of ~~$25,000,000~~ CAD$25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS. Neither the Trustee nor Paying Agent, as applicable, shall have any obligation to disburse funds in respect of any Note pursuant to Section 2.14(a) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date for such Note. The Trustee or Paying Agent, as applicable, shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.15	Record of Payment

The Trustee will maintain accounts and records evidencing any payment, by it or any other Paying Agent on behalf of the Issuer, of principal, premium (if any) and interest in respect of Notes of each series, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

2.16	Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Issuer hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.

ARTICLE 3

TERMS OF THE ~~2024~~ 2026 NOTES

3.1	~~Definitions~~[Reserved]

~~In this Article 3 and in the Notes, the following terms have the following meanings:~~

~~“2024 Note Account” means any account which is designated in writing to the Trustee as the 2024 Note Account from time to time.~~

~~“2024 Note Maturity Date” has the meaning given to it in Section 3.5.~~

~~“2024 Record Date” means the close of business five (5) Business Days preceding the relevant Interest Payment Date.~~

~~“Additional 2024 Notes” means any 2024 Notes issued under and pursuant to the terms of and subject to the conditions of this Indenture after the Initial Issue Date.~~

~~“Interest Payment Date” for the purposes of this Article 3 means June 30 and December 31 of each year that the 2024 Notes are outstanding and (except in respect of any Additional 2024 Notes) commencing on June 30, 2021.~~

~~“Interest Period” means the period commencing on the later of (a) the date of issue of the 2024 Notes and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the day immediately preceding the Interest Payment Date in respect of which interest is payable.~~

3.2	Creation and Designation of the ~~2024~~ 2026 Notes

(a)	In accordance with this Indenture, the Issuer is authorized to issue a series of Notes designated “~~12.5~~13.0% Senior Secured Notes due December 10, ~~2024”.~~2026” consisting of both the 2026 Exchanged Notes and 2026 Additional Notes.

(b)	Each Holder of the 2024 Notes shall receive 2026 Exchanged Notes in exchange for its 2024 Notes, in each case, on a dollar-for-dollar cashless basis under this Indenture (the date on which such 2024 Notes are exchanged, the “Exchange Date”) pursuant to the 2026 CBCA Proceedings plus any accrued by unpaid interest up to but excluding the Exchange Date. Each Holder hereby agrees and acknowledges that interest on the 2024 Notes commencing on and following the Exchange Date shall accrue and be payable only to Ayr Wellness Holdings, as Holder of the 2024 Notes following the 2026 CBCA Proceedings.

(c)	Each Person listed on Schedule A attached hereto shall receive 2026 Additional Notes, subject to the terms and conditions contained herein.

3.3	Aggregate Principal Amount

~~The aggregate principal amount of 2024 Notes which may be issued under this Indenture is unlimited,  provided, however, that the maximum principal amount of 2024 Notes initially issued hereunder on the Issue Date shall be $110,000,000. The Issuer may, from time to time, without the consent of any existing Holders but subject to Section 6.10, create and issue Additional 2024 Notes hereunder having the same terms and conditions as the 2024 Notes in all respects, except for the date of issuance, issue price and first payment of interest thereon. Additional 2024 Notes so created and issued will be consolidated with and form a single series with the 2024 Notes.~~

The aggregate principal amount of 2026 Notes which may be issued under this Indenture is $293.25 million, consisting of (a) $243.25 million in 2026 Exchanged Notes and (b) $50.0 million in 2026 Additional Notes.

3.4	Authentication

The Trustee shall ~~initially~~ authenticate one or more Global Notes or, in respect of certain Holders, definitive certificates or Direct Registration System advice for original issue on the ~~Initial~~ Issue Date , with respect to (a) the 2026 Exchanged Notes in an aggregate principal amount of up to $~~110,000,000~~ 243.25 million and (b) the 2026 Additional Notes in an aggregate principal amount of up to $50.0 million (which shall bear US legends for US Securities Law purposes) or otherwise to permit transfers or exchanges in accordance with Section 4.6 upon receipt by the Trustee of a duly executed Authentication Order. ~~After the Initial Issue Date, subject to Section 3.3, the Issuer may issue, from time to time, and the Trustee shall authenticate upon receipt of an Authentication Order, Additional 2024 Notes for original issue. Except as provided in Section 6.10, there is no limit on the amount of Additional 2024 Notes that may be issued hereunder. Each such Authentication Order shall specify the principal amount of 2024 Notes to be authenticated and the date on which such 2024 Notes are to be authenticated. The aggregate principal amount of 2024 Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders provided in respect of original issues of 2024 Notes except as provided in Section 2.10. For certainty, the Trustee shall not be obligated or liable to ensure that the Issuer is in compliance with the limitations in Section 6.10, and shall be entitled to rely on an Officers’ Certificate from the Issuer certifying such compliance for any Additional 2024 Notes so issued.~~

3.5	Date of Issue and Maturity

The ~~Initial 2024~~ 2026 Notes will be dated [December ~~10~~29, ~~2020~~ 2023] and the ~~2024~~ 2026 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 10, ~~2024~~ 2026 (the “~~2024~~ 2026 Note Maturity Date”).

3.6	Interest

(a)	The ~~2024~~ 2026 Notes will bear interest on the unpaid principal amount thereof at the rate of ~~12.5~~13.0% per annum from ~~their respective~~ the Issue Date to, but excluding, the ~~2024~~ 2026 Note Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date for the ~~Initial 2024~~ 2026 Notes will be June 30, ~~2021~~2024.

(b)	Interest will be payable in respect of each Interest Period (after, as well as before, the ~~2024~~ 2026 Note Maturity Date, default and judgment, with interest overdue on principal and interest at a rate that equal to the applicable rate on the ~~2024~~ 2026 Notes) on each Interest Payment Date in accordance with Section 2.11 and Section 2.14. Interest on the ~~2024~~ 2026 Notes will accrue from ~~their respective~~ the Issue Date or, if interest has already been paid, from and including the last Interest Payment Date therefor to which interest has been paid or made available for payment. Interest will be computed on the basis of a 365-day or 366-day year, as applicable, and will be payable in equal semi-annual amounts; except that interest in respect of any period that is shorter than a full semi-annual interest period will be computed on the basis of a 365-day or 366-day year, as applicable, and the actual number of days elapsed in that period.

(c)	Notwithstanding anything in this Indenture or the Notes to the contrary, if at any time the interest rate applicable to Notes, together with all fees, charges and other amounts which are treated as interest on such Notes under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by any of the Holders holding such Notes in accordance with applicable law, the rate of interest payable in respect of such Notes hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Notes but were not payable as a result of the operation of this Section 3.6(c) shall be cumulated (the “cumulated amount”) and the interest and Charges payable to such Holders in respect of other Notes or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the rate of interest payable in respect of such Notes hereunder to the date of repayment, shall have been received by such Holders. Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in Section 347 of the Criminal Code (Canada), R.S.C., 1985 c. C-46, as amended from time to time) payable under this Indenture or the Notes exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in such Section) permitted under such Section and, if any payment, collection or demand pursuant to this Indenture or the Notes in respect of “interest” (as defined in such Section), including the payment of any cumulated amount, is determined to be contrary to the provisions of such Section, the amount of such excess payment or collection will be refunded to the Company. For purposes of this Indenture and the Notes, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of this Indenture and the Notes on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Trustee will be prima facie evidence of such determination.

3.7	Optional Redemption

(a)	At any time and from time to time ~~prior to two years from~~ after the Issue Date, the Issuer may redeem all or a part of the ~~2024~~ 2026 Notes~~,~~ upon not less than 15 days’ nor more than 60 days’ notice, at ~~a Redemption Price equal to 100% of the aggregate principal amount of the 2024 Notes redeemed, plus the Applicable Premium and~~ par plus accrued and unpaid interest~~, if any, to but excluding the applicable date of redemption (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date).~~ on the 2026 Notes redeemed, to the applicable Redemption Date.

~~(b)~~	~~At any time prior to two years from the Issue Date, the Issuer may, on one or more occasions, redeem up to 35% of the aggregate principal amount of 2024 Notes issued under this Indenture (including any Additional 2024 Notes), upon not less than 15 days’ nor more than 60 days’ notice, at a Redemption Price of 112.5% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date, with the net cash proceeds of one or more Equity Offerings; provided that:~~

~~(i)~~	~~2024 Notes in an aggregate principal amount equal to at least 65% of the aggregate principal amount of 2024 Notes issued under this Indenture (excluding any Additional 2024 Notes) remain outstanding immediately after the occurrence of such redemption (excluding 2024 Notes held by the Issuer or its Affiliates); and~~

~~(ii)~~	~~the redemption occurs within 90 days of the date of the closing of such Equity Offering.~~

~~(c)~~	~~At any time and from time to time after two years from the Issue Date, the Issuer may redeem all or a part of the 2024 Notes upon not less than 15 days’ nor more than 60 days’ notice, at the Redemption Prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the 2024 Notes redeemed, to the applicable Redemption Date, if redeemed during the twelvemonth period beginning on December 10 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date:~~

~~Year~~	~~Percentage~~
~~2022~~	~~106.25~~	~~%~~
~~2023 and thereafter~~	~~100.00~~	~~%~~

(b)	~~(d)~~Unless otherwise specifically provided in this Section 3.7, the terms of Article 5 shall apply to the redemption of any ~~2024~~ 2026 Notes and in the event of any inconsistency, the terms of this Section 3.7 shall prevail.

~~3.8~~	~~[INTENTIONALLY DELETED.]~~

3.8	Use of Proceeds

The proceeds of the 2026 Additional Notes shall be distributed by Ayr Wellness Holdings as an intercompany obligation to Ayr Wellness concurrently with the issuance thereof pursuant to the 2026 Subordinated Intercompany Note and may be used by the Ayr Wellness and its Restricted Subsidiaries for working capital purposes and in accordance to the “Limitations” as set forth in the Support Agreement.

3.9	Mandatory Redemption and Market Purchases

(a)	The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the ~~2024~~ 2026 Notes; provided, however, that the Issuer may be required to offer to purchase the ~~2024~~ 2026 Notes pursuant to Sections 6.14 and 6.15.

(b)	The Issuer or any of its Subsidiaries may at any time and from time to time purchase ~~2024~~ 2026 Notes by tender offer, open market purchases, negotiated transactions, private agreement or otherwise at any price in accordance with Applicable Securities Legislation, so long as such acquisition does not violate the terms of this Indenture.

3.10	Form and Denomination of the ~~2024~~ 2026 Notes

(a)	The ~~2024~~ 2026 Exchange Notes will be issued ~~with an original issue discount and~~ at an issue price of $~~985~~ 1,000 per $1,000 of principal amount (and integral multiples of $1,000).

(b)	The 2026 Additional Notes will be issued at an issue price of $800 per $1,000 of principal amount (and integral multiples of $1,000).

(c)	~~(b)~~Subject to Section 4.2(b), the ~~2024~~ 2026 Notes will be issuable as Global Notes and/or Definitive Notes, substantially in the form set out in Appendix A -1 or A-2 hereto with such changes as may be reasonably required by the Depository and any other changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of ~~2024~~ 2026 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.11	Currency of Payment

The principal of, and interest and premium (if any) on, the ~~2024~~ 2026 Notes will be payable in United States dollars.

3.12	Additional Amounts

(a)	All payments made by any Guarantor under or with respect to any Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of any United States taxing authority (hereinafter “United States Taxes”), unless any Guarantor is required to withhold or deduct United States Taxes by law or by the interpretation or administration thereof. If any Guarantor is so required to withhold or deduct any amount of interest for or on account of United States Taxes from any payment made under or with respect to any Guarantee, such Guarantor will pay such additional amounts of interest (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such United States Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (an “Excluded Holder”):

(i)	which is subject to such United States Taxes by reason of any connection between such holder and the United States or any states political subdivision thereof or authority thereof other than the mere holding of Notes or the receipt of payments thereunder;

(ii)	which failed to duly and timely comply with a timely request of the Issuer to provide information, documents, certification or other evidence concerning such holder’s nationality, residence, entitlement to treaty benefits, identity or connection with the United States or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any United States Taxes as to which Additional Amounts would have otherwise been payable to such holder of Notes but for this clause (ii);

(iii)	which is a fiduciary, a partnership or not the beneficial owner of any payment on a Note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the Note directly (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner);

(iv)	to the extent that the United States Taxes required to be withheld or deducted are imposed pursuant to sections 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended (and any amended or successor version that is substantially comparable), and any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

(v)	any combination of the foregoing clauses of this proviso.

(b)	The Issuer or such Guarantor, as the case may be, will also (i) make such withholding or deduction and, (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor, as the case may be, will furnish to the holders of the Notes, within 30 days after the date the payment of any United States Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by such Guarantor, as the case may be. Such Guarantor will indemnify and hold harmless each holder (other than all Excluded Holders) for the amount of (A) any United States Taxes not withheld or deducted by such Guarantor and levied or imposed and paid by such holder as a result of payments made under or with respect to the Guarantees, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any United States Taxes imposed with respect to any reimbursement under clauses (i) or (ii) of this Section 3.12(b).

(c)	At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if any Guarantor is aware that it will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Whenever in this Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d)	The obligations described under this Section 3.12 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor Person and to any jurisdiction in which such successor is organized or is otherwise resident or doing business for tax purposes or any jurisdiction from or through which payment is made by such successor or its respective agents.

3.13	Appointment

(a)	The Trustee will be the trustee for the ~~2024~~ 2026 Notes, subject to Article 11.

(b)	The Issuer initially appoints CDS to act as Depository with respect to the ~~2024~~ 2026 Notes.

(c)	The Issuer initially appoints the Trustee at its corporate office in Vancouver, British Columbia to act as the Registrar, transfer agent, authentication agent and Paying Agent with respect to the ~~2024~~ 2026 Notes. The Issuer may change the Registrar, transfer agent, authentication agent or Paying Agent for the ~~2024~~ 2026 Notes at any time and from time to time without prior notice to the Holders of the ~~2024~~ 2026 Notes.

3.14	Inconsistency

In the case of any conflict or inconsistency between this Article 3 and any other provision of this Indenture, Article 3 shall, as to the ~~2024~~ 2026 Notes, govern and prevail.

3.15	Reference to Principal, Premium, Interest, etc.

Whenever this Indenture refers to, in any context, the payment of principal, Called Principal, premium, if any, interest or any other amount payable under or with respect to any Note, such reference shall include the payment of Additional Amounts or indemnification payments as described hereunder, if applicable.

3.16	Merger, Amalgamation or Winding up of Ayr Wellness Holdings

Notwithstanding anything else contained in this Indenture, following completion of the 2026 CBCA Proceedings, Ayr Wellness and Ayr Wellness Holdings may be merged or amalgamated (after the continuance of the latter to British Columbia) or Ayr Wellness Holdings may be wound up into Ayr Wellness (any of such merger, amalgamation or winding-up, the “Parent-Issuer Merger”), and in such case (a) the 2026 Notes issued by Ayr Wellness Holdings in connection with the 2026 CBCA Proceedings shall become direct obligations of the amalgamated entity or of Ayr Wellness, as applicable, and Ayr Wellness (or the amalgamated entity) shall assume all the rights, obligations and liabilities as an Issuer hereunder, and (b) all reference to Ayr Wellness in this Indenture shall be deemed to be the entity continuing thereunder.

ARTICLE 3.1

TERMS OF THE 2024 NOTES

3.1.1	Amendment and Designation of the 2024 Notes

Upon completion of the 2026 CBCA Proceedings, the terms of the 2024 Notes shall be automatically deemed amended in their entirety to reflect the terms of this Article 3.1 without any further action.

3.1.2	Aggregate Principal Amount

The aggregate principal amount of 2024 Notes which may be issued under this Indenture is $243.25 million.

3.1.3	Appointment

The Trustee will be the trustee for the 2024 Notes, subject to Article 11.

3.1.4	Form and Denomination

Subject to Section 2.2(b), the 2024 Notes will be issuable as Definitive Notes, substantially in the form set out in Appendix A-3 hereto with such changes as may be approved or permitted by the Issuer, in each case which changes are not prejudicial to the Holders or Beneficial Holders of 2024 Notes, and with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.1.5	Interest and Ranking

The 2024 Notes shall bear interest at a rate of 13.5% per annum. Interest accruing on the 2024 Notes shall be paid on June 30 and December 31 of each year the 2024 Notes remain outstanding. The 2024 Notes shall be (i) held solely by Ayr Wellness Holdings as an unsecured inter-company obligation between Ayr Wellness and Ayr Wellness Holdings, (ii) shall not be permitted to be assigned, encumbered (except to and in favour of the Trustee as security for Ayr Wellness Holdings’ Obligations in respect of the 2026 Notes) or otherwise dealt with in any manner by Ayr Wellness Holdings, (iii) shall be subordinate in all respects, including (without limitation), in right of payment, to the 2026 Notes, and (iv) shall be assigned by Ayr Wellness Holdings to the Trustee, as security for Ayr Wellness Holdings’ Obligations under the 2026 Notes, and Ayr Wellness Holdings shall enter into a subordination agreement in favor of the Trustee, on behalf of the Holders (in form and substance satisfactory to the Trustee) with respect to, inter alia, subparagraphs (i) to (iv) above. The 2024 Notes will be redeemable at any time and from time to time by Ayr Wellness at par.

3.1.6	Date of Issue and Maturity

The 2024 Notes will become due and payable, together with all accrued and unpaid interest thereon, on December 31, 2026.

3.1.7	Currency of Payment

The principal of, and interest and premium (if any) on, the 2024 Notes will be payable in United States dollars.

3.1.8	Restrictions on 2024 Notes

Ayr Wellness and Ayr Wellness Holdings hereby agrees and acknowledges that:

(a)	The 2024 Notes shall not be amended, modified, or supplemented in any respect and shall be subject to the terms of the AWH Assignment and Subordination Agreement;

(b)	The 2024 Notes may not be assigned, sold, transferred, disposed of or participated to or in favor of any other Person in any manner whatsoever, other than (i) by virtue of the Parent Issuer Merger, or (ii) by way of assignment as security in favor of the Trustee pursuant to the terms of the AWH Assignment and Subordination Agreement; and

(c)	The 2024 Notes shall remain unsecured at all times and shall not be pledged or encumbered in any manner whatsoever to any Person, other than by way of assignment as security in favor of the Trustee pursuant to the terms of the AWH Assignment and Subordination Agreement.

ARTICLE 4

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1	Register of Certificated Notes

(a)	Subject to the terms of any Supplemental Indenture, with respect to each series of Notes issuable in whole or in part as registered Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Notes of such series or as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. Such registration shall be noted on the relevant Notes by the Trustee or other Registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a registered Note shall be valid unless made on such register referred to in Section 4.1(a) by the Holder or such Holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other Registrar upon surrender of the Notes together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe, and unless the name of the transferee shall have been noted on the Note by the Trustee or other Registrar.

4.2	Global Notes

(a)	With respect to Notes issuable as or represented by, in whole or in part, one or more Global Notes, the Issuer shall cause to be kept by and at the principal office of the Trustee in Vancouver, British Columbia or by such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each such Global Note (being the Depository, or its nominee, for such Global Note) and particulars of the Global Note held by it, and of all transfers thereof. If any Notes are at any time not Global Notes, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Notes.

(b)	Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and, accordingly, subject to Section 4.6, no Definitive Notes of any series shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in any Supplemental Indenture, a resolution of the Trustee, a Board Resolution or an Officers’ Certificate:

(i)	Definitive Notes may be issued to Beneficial Holders at any time after:

(A)	the Issuer has determined that CDS (1) is unwilling or unable to continue as Depository for Global Notes, or (2) ceases to be eligible to be a Depository, and, in each case the Issuer is unable to locate a qualified successor to its reasonable satisfaction;

(B)	the Issuer has determined, in its sole discretion, or is required by law, to terminate the book-entry only registration system in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book- entry system ceases to exist; or

(C)	the Trustee has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes, provided that Beneficial Holders representing, in the aggregate, not less than ~~51%~~ a majority of the aggregate outstanding principal amount of the Notes of the affected series advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for the Notes of such series is no longer in their best interests; and

(ii)	Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Issuer and Counsel, or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c)	Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b)(i) or upon the transfer of a Global Note to a Person other than a Depository or a nominee thereof in accordance with Section 4.2(b)(i)(A), the Trustee shall notify all Beneficial Holders, through the Depository, of the availability of Definitive Notes for such series. Upon surrender by the Depository of the Global Notes in respect of any series and receipt of new registration instructions from the Depository, the Trustee shall deliver the Definitive Notes of such series to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 4.1 and the remaining provisions of this Article 4.

(d)	It is expressly acknowledged that a transfer of beneficial ownership in a Note of any series issuable in the form of or represented by a Global Note will be effected only (a) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes represented by a Global Note may do so only through a Participant.

4.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Issuer and the transferor or any previous Holder of such Note, save in respect of equities of which the Issuer is required to take notice by law (including any statute or order of a court of competent jurisdiction).

4.4	No Notice of Trusts

None of the Issuer, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Note, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Note, whether named as Trustee or otherwise, as though that Person were the Beneficial Holder thereof.

4.5	Registers Open for Inspection

The registers referred to in Sections 4.1 and 4.2 shall, subject to applicable law, at all reasonable times be open for inspection by the Issuer, the Trustee or any Holder. Every Registrar, including the Trustee, shall from time to time when requested so to do by the Issuer or by the Trustee, in writing, furnish the Issuer or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers of the Notes held by each such Holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

4.6	Issuer to Furnish Trustee Names and Addresses of Holders

(a)	The Issuer will furnish or cause to be furnished to the Trustee in writing, semi-annually, at least seven Business Days before each Interest Payment Date (and in all events at intervals of not more than six months) and at such other times as the Trustee may request in writing within 30 days after the receipt by the Issuer of any such request, a list in such form as the Trustee may reasonably require, of the names and addresses of Holders of securities of each series as of such date, provided that the Issuer shall not be so obligated at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Issuer and provided, however, that, in either case, no such list need be furnished for any series for which the Trustee shall be the Registrar.

(b)	The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in this Section 4.6 and the names and addresses of Holders received by the Trustee in its capacity as Registrar (if acting in such capacity). The Trustee may destroy any list furnished to it as provided in this Section 4.6 upon receipt of a new list so furnished.

(c)	Every holder of Notes, by receiving and holding the same, agrees with the Issuer and the Trustee that neither the Issuer nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to the names and addresses of Holders made pursuant to the Trust Indenture Act.

~~4.6~~4.7	Transfers and Exchanges of Notes

(a)	Transfer and Exchange of Global Notes. A Global Note may be transferred in whole and not in part only pursuant to Section 4.2(b)(ii). A beneficial interest in a Global Note may not be exchanged for a Definitive Note other than pursuant to Section 4.2(b)(i). A Global Note may not be exchanged for another Note other than as provided in this Section 4.6(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section ~~4.6(b~~4.7(b) or ~~4.6(c~~4.7(c), as applicable.

(b)	Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture, applicable laws and the Applicable Procedures. In connection with a transfer and exchange of beneficial interest in Global Notes, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged, and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase, or (B) (1) a written order from a Participant or a Beneficial Holder, in each case, given to the Depository in accordance with the Applicable Procedures directing the Depository to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred, and (2) instructions given by the Depository to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer referred to in (B)(1) above. Upon satisfaction of all of the requirements for transfer of beneficial interests in Global Notes contained in this Indenture and the Notes, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section ~~4.6(e~~4.7(e).

(c)	Transfer or Exchange of Beneficial Interests in the Global Notes for Definitive Notes. A holder of a beneficial interest in a Global Note may exchange such beneficial interest for a Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note only upon the occurrence of any of the preceding events in Section 4.2(b) and satisfaction of the conditions set forth in Section ~~4.6(b~~4.7(b). Upon the occurrence of any such preceding event and receipt by the Registrar of the instructions referred to in this Section 4.6(c), the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section ~~4.6(e~~4.7(e), and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 4.6(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depository and the Participant or Beneficial Holder. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered.

(d)	Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section ~~4.6(d~~4.7(d) and Applicable Securities Legislation, the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing.

(e)	Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section ~~4.9~~ 4.10 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)	U.S. Restrictions on Transfer. If a Definitive Note tendered for transfer bears the U.S. Legend set forth in Section 2.3(h), the Trustee shall not register such transfer unless the transferor has provided the Trustee with the Definitive Note and: (A) the transfer is made to the Issuer; (B) the transfer is made outside of the United States in a transaction meeting the requirements of Rule 904 of Regulation S, and is in compliance with applicable local laws and regulations, and the transferor delivers to the Trustee and the Issuer a declaration substantially in the form set forth in Appendix ~~C~~ B to this Indenture, or in such other form as the Issuer may from time to time prescribe, together with such other evidence of the availability of an exemption or exclusion from registration under the U.S. Securities Act (which may, without limitation, include an opinion of counsel, of recognized standing reasonably satisfactory to the Issuer) as the Issuer may reasonably require; (C) the transfer is made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144 thereunder, if available, and in each case in accordance with any applicable state securities or “blue sky” laws; (D) the transfer is in compliance with another exemption from registration under the U.S. Securities Act and applicable state securities laws, or (E) the transfer is made pursuant to an effective registration statement under the U.S. Securities Act and any applicable state securities laws; provided that, it has prior to any transfer pursuant to Sections ~~4.6(f)(C~~4.7(f)(C) or ~~4.6(f)(D~~4.7(f)(D) furnished to the Trustee and the Issuer an opinion of counsel or other evidence in form and substance reasonably satisfactory to the Issuer to such effect. In relation to a transfer under (C) or (D) above, unless the Issuer and the Trustee receive an opinion of counsel, of recognized standing, or other evidence reasonably satisfactory to the Issuer in form and substance, to the effect that the U.S. Legend set forth in subsection 2.3(h) is no longer required on the Definitive Note representing the transferred Notes, the Definitive Note received by the transferee will continue to bear the U.S. Legend set forth in Section 2.3(h).

(g)	General Provisions Relating to Transfers and Exchanges.

(i)	To permit registrations of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon the Issuer’s Authentication Order in accordance with Section 2.4 or at the Registrar’s request.

(ii)	No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.9 and 10.1).

(iii)	All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(iv)	Neither the Issuer nor the Trustee nor any Registrar shall be required to:

(A)	issue, register the transfer of or exchange any Notes during a period beginning at the opening of business 15 days before the mailing of a Redemption Notice under Section 5.1 hereof and ending at the close of business on the day of selection, or

(B)	register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part or unless upon due presentation thereof for redemption such Notes are not redeemed, or

(C)	register the transfer of or exchange a Note between a Record Date and the next succeeding Interest Payment Date, or

(D)	to register the transfer of or to exchange a Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

(v)	Subject to any restriction provided in this Indenture, the Issuer with the approval of the Trustee may at any time close any register for the Notes of any series (other than those kept at the principal office of the Trustee in Vancouver, British Columbia) and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

(vi)	Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Registrar or Paying Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of (and premium, if any) and interest on such Notes and for all other purposes, and none of the Trustee, any Registrar or Paying Agent or the Issuer shall be affected by notice to the contrary.

(vii)	The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.4.

(viii)	Upon surrender for registration of transfer of any Note at the office or agency of the Issuer, the Issuer shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(ix)	At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Issuer shall execute, and the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.4 hereof.

(x)	All certifications, certificates and opinions of counsel required to be submitted pursuant to this Section ~~4.6~~ 4.7 to effect a registration of transfer or exchange may be submitted by facsimile.

~~4.7~~4.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of a Note of any series applied for within a period of two months from the date of the first delivery thereof;

(b)	for any exchange of any interim or temporary Note of any series or interim certificate that has been issued under Section 2.9 for a Definitive Note of any series;

(c)	for any exchange of a Global Note of any series as contemplated in Section 4.2; or

(d)	for any exchange of a Note of any series resulting from a partial redemption under Section 5.3.

~~4.8~~4.9	Ownership of Notes

(a)	The Holder for the time being of any Note shall be entitled to the principal, premium, if any, and/or interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof (except in respect of equities of which the Issuer is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, premium, if any, or interest shall be a valid discharge to the Trustee, any Registrar and to the Issuer for the same and none shall be bound to inquire into the title of any such Holder.

(b)	Where Notes are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee, any Registrar and to the Issuer.

(c)	In the case of the death of one or more joint Holders, the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such Holders and to the estate of the deceased and the receipt by such survivor or survivors and the estate of the deceased thereof shall be a valid discharge by the Trustee, any Registrar and the Issuer.

(d)	Unless otherwise required by law, the Person in whose name any Note is registered shall for all purposes of this Indenture (except for references in this Indenture to a “Beneficial Holder”) be and be deemed to be the owner thereof and payment of or on account of the principal of, premium, if any, and interest on such Note shall be made only to or upon the order in writing of such Holder.

(e)	Notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders.

4.10	Communications to Holders

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes and the corresponding rights and duties of the Trustee shall be provided by Section 312(b) of the Trust Indenture Act.

~~4.9~~4.11	Cancellation and Destruction

All matured Notes of any series shall forthwith after payment of all Obligations thereunder be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and cancelled by the Trustee. All Notes of any series which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Issuer, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Notes so destroyed.

ARTICLE 5

REDEMPTION AND PURCHASE OF NOTES

5.1	Redemption of Notes

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Notes or, in the case of the ~~2024~~ 2026 Notes, Article 3, Notes of any series may be redeemed before the Stated Maturity thereof, in whole at any time or in part from time to time, at the option of the Issuer and in accordance with and subject to the provisions set out in this Indenture and any applicable Supplemental Indenture, including those relating to the payment of any required redemption price (“Redemption Price”).

5.2	Places of Payment

The Redemption Price will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the Redemption Notice.

5.3	Partial Redemption

(a)	If less than all of the Notes of any series are to be redeemed at any time, the Trustee will select Notes of such series for redemption as follows:

(i)	if the Notes are listed on any national securities exchange in Canada or the United States, including the Canadian Securities Exchange, in compliance with the requirements of the principal national securities exchange; or

(ii)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate; or

(iii)	if the Notes are included in global form based on a method required by CDS, or, a method that most nearly approximates a pro rata selection as the Trustee deems appropriate.

Subject to the foregoing and the Supplemental Indenture relating to any series of Notes (or, in the case of the ~~2024~~ 2026 Notes, Article 3), Notes or portions of Notes the Trustee selects for redemption shall be in minimum amounts of $1,000 or integral multiples of $1,000.

(b)	If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.4	Notice of Redemption

Unless otherwise provided in a Supplemental Indenture or, in the case of the ~~2024~~ 2026 Notes, Article 3, notice of redemption (the “Redemption Notice”) of any series of Notes shall be given to the Holders of the Notes so to be redeemed not more than 60 days nor less than 15 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2; provided that Redemption Notices in respect of optional redemptions of Notes may be delivered more than 60 days prior to a Redemption Date if the Redemption Notice is issued in connection with a defeasance of the relevant Notes or a satisfaction and discharge of this Indenture. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. Redemption Notices in respect of redemptions made pursuant to Section 3.7 may, at the Issuer’s discretion, be subject to one or more conditions precedent, as described under Section 5.5. In addition, unless all the outstanding Notes of a series are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the Notes which are to be redeemed (as are registered in the name of such Holder);

(b)	if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Global Notes, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

Notwithstanding Section 14.2, in the event that all Notes of a series to be redeemed are Global Notes, publication of the Redemption Notice shall not be required.

If Notes of any series are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the applicable Redemption Date, the Issuer shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes of such series for the unredeemed part of the principal amount of the Notes so surrendered or, with respect to Global Notes, the Trustee shall make notations on the Global Notes of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Note” or “Notes” as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

5.5	Qualified Redemption Notice

In connection with any optional redemption of Notes, any such redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including the completion of any Permitted Refinancing Indebtedness or any Equity Offering. In addition, if such redemption notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuer’s sole discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the redemption date so delayed, and that such redemption provisions may be adjusted to comply with any depositary requirements.

5.6	Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 5.4, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding. If any Redemption Date is on or after a Record Date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders whose Notes shall be subject to redemption by the Issuer. From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 5.7 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such Redemption Notices shall have been lodged with it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.7	Deposit of Redemption Monies

(a)	Except as may otherwise be provided in any Supplemental Indenture or, in the case of the ~~2024~~ 2026 Notes, Article 3, upon Notes being called for redemption, the Issuer shall deposit with the Trustee, for onward payment to the Depository, on or before 11:00 a.m. (Toronto time) on the day prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Notes so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld therefrom. The Issuer shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, to the Depository on behalf of the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

(b)	Payment of funds to the Trustee upon redemption of Notes shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Issuer and the Trustee in order to effect such payment hereunder. Notwithstanding the foregoing, (i) all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 5.7 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5.8	Failure to Surrender Notes Called for Redemption

In case the Holder of any Note of any series so called for redemption shall fail on or before the Redemption Date so to surrender such Holder’s Note, or shall not within such time specified on the Redemption Notice accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Note shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of the Redemption Price of such Note, plus any accrued but unpaid interest thereon to but excluding the Redemption Date and including any Additional Amounts, less any Taxes required by law to be deducted or withheld, out of the monies so paid and deposited, upon surrender and delivery up of such Holder’s relevant Note. In the event that any money required to be deposited hereunder with the Trustee or any Paying Agent on account of principal, premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such Paying Agent to the Issuer on its demand, and thereupon the Trustee shall not be responsible to Holders of such Notes for any amounts owing to them and subject to applicable law, thereafter the Holders of such Notes in respect of which such money was so repaid to the Issuer shall have no rights in respect thereof except to obtain payment of the money due from the Issuer, subject to any limitation period provided by the laws of British Columbia.

5.9	Cancellation of Notes Redeemed

Subject to the provisions of Sections 5.4 and 5.10 as to Notes redeemed or purchased in part, all Notes redeemed and paid under this Article 5 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

5.10	Purchase of Notes for Cancellation

(a)	Subject to the provisions of any Supplemental Indenture relating to a particular series of Notes or, in the case of the ~~2024~~ 2026 Notes, Article 3, the Issuer may, at any time and from time to time, purchase Notes of any series in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price; provided such acquisition does not otherwise violate the terms of this Indenture. All Notes so purchased may, at the option of the Issuer, be delivered to the Trustee and cancelled and no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes of the relevant series are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer shall be selected by the Trustee on a pro rata basis or in such other manner as the Issuer directs in writing and as consented to by the exchange, if any, on which Notes of such series are then listed which the Trustee considers appropriate, from the Notes of such series tendered by each tendering Holder thereof who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes of any series may be so selected, and regulations so made shall be valid and binding upon all Holders thereof, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of any series of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes of such series for the unpurchased part so surrendered, and the Trustee shall authenticate and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Note, the Depository shall make book- entry notations with respect to the principal amount thereof so purchased.

ARTICLE 6

COVENANTS OF THE ISSUER

As long as any Notes remain outstanding, the Issuer hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows (unless and for so long as the Issuer and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding Notes, in which case the following provisions of this Article 6 shall not apply):

6.1	Payment of Principal, Premium, and Interest

(a)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, premium, if any, and interest on the Notes in accordance with the terms of ~~each series of~~ the Notes~~, as applicable,~~ and this Indenture. Principal, premium and interest shall be considered paid on the date due if on such date the Trustee holds in accordance with this Indenture money sufficient to pay all principal, premium and interest then due and the Trustee is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b)	~~Subject to the provisions of any Supplemental Indenture relating to a particular series of Notes or, in the case of the 2024 Notes, Article 3, the~~ The Issuer shall pay interest on overdue principal and premium, if any, at the rate specified in respect of ~~each series of~~ the Notes, and it will pay interest on overdue ~~instalments~~ installments of interest at the same rate to the extent lawful.

6.2	Existence

Subject to Article 10, the Issuer shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, and the corporate, partnership or other legal power, as applicable, of the Issuer and each Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiary will be required to preserve any such corporate, partnership or other legal existence and corporate, partnership or other legal power if the Board of Directors of the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer, and the Restricted Subsidiaries taken as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

6.3	Payment of Taxes and Other Claims

The Issuer shall and shall cause each of the Restricted Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiaries need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Issuer or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or a Restricted Subsidiary has established adequate reserves therefor in accordance with ~~IFRS~~ U.S. GAAP on the books of the Issuer or such Restricted Subsidiary or (b) the non-payment of all such Taxes in the aggregate would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Issuer and the Restricted Subsidiaries taken as a whole.

6.4	Keeping of Books

The Issuer shall keep or cause to be kept, and shall cause each Restricted Subsidiary to keep or cause to be kept proper books of record and account, in which full and correct entries (in all material respects) shall be made of all financial transactions and the property and business of the Issuer and the Restricted Subsidiaries in accordance with ~~IFRS~~U.S. GAAP.

6.5	Provision of Reports and Financial Statements

The Issuer will provide to the Trustee, and the Trustee shall deliver to the Holders, the following:

(a)	within 60 days after the end of each quarterly fiscal period in each fiscal year of the Issuer, other than the last quarterly fiscal period of each such fiscal year, copies of:

(i)	an unaudited consolidated statements of financial position as at the end of such quarterly fiscal period and unaudited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such quarterly fiscal period and, in the case of the second and third quarters, for the portion of the fiscal year ending with such quarter; and

(ii)	an associated “Management’s Discussion and Analysis”; and

(b)	within 120 days after the end of each fiscal year of the Issuer, copies of:

(i)	an audited consolidated statements of financial position of the Issuer as at the end of such year and audited consolidated statements of net income and other comprehensive income, cash flows and changes in equity of the Issuer for such fiscal year, together with a report of the Issuer’s auditors thereon; and

(ii)	an associated “Management’s Discussion and Analysis”;

in the case of each of the Sections 6.5(a)(i) and 6.5(b)(i) prepared in accordance with ~~IFRS~~U.S. GAAP. The reports referred to in Sections 6.5(a)(i) and 6.5(b)(i) are collectively referred to as the “Financial Reports.”

(c)	The Issuer will, within 15 Business Days after providing to the Trustee any Financial Report, hold a conference call to discuss such Financial Report and the results of operations for the applicable reporting period. The Issuer will also maintain a website to which Holders, prospective investors and securities analysts are given access, on which not later than the date by which the Financial Reports are required to be provided to the trustee pursuant to the immediately preceding paragraph, the Issuer (i) makes available such Financial Reports and (ii) provides details about how to access on a toll-free basis the quarterly conference calls described above.

(d)	Notwithstanding the foregoing paragraphs, at any time that the Issuer remains a “reporting issuer” (or its equivalent) in any province or territory of Canada, (i) all Financial Reports will be deemed to have been provided to the Trustee and the Holders once filed on SEDAR or any successor system thereto, (ii) the Issuer will not be required to maintain a website on which it makes such Financial Reports available, and (iii) if the Issuer holds a quarterly conference call for its equity holders within 15 Business Days of filing a Financial Report on SEDAR or any successor system thereto, Holders shall be permitted to attend such conference call.

~~6.6~~	~~Designation of Restricted and Unrestricted Subsidiaries~~

~~(a)~~	~~The Board of Directors of the Issuer may designate any Restricted Subsidiary of the Issuer to be an Unrestricted Subsidiary; provided that:~~

~~(i)~~	~~any Guarantee by the Issuer or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Issuer or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under Section 6.10;~~

~~(ii)~~	~~the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in such Subsidiary at the time of designation will be deemed to be an Investment made as of the time of the designation that will reduce the amount available for Restricted Payments under Section 6.9(a), and that such Investment would be permitted to be made under Section 6.9(a);~~

~~(iii)~~	~~such Subsidiary does not hold any Liens on any property of the Issuer or any Restricted Subsidiary thereof;~~

~~(iv)~~	~~the Subsidiary being so designated is not a party to any agreement or understanding with the Issuer or any of its Restricted Subsidiaries unless the terms of any such agreement would be permitted under Section 6.12; and~~

~~(v)~~	~~no Default or Event of Default would be in existence following such designation.~~

~~(b)~~	~~Any designation of a Restricted Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements described in subclauses (i), (ii) or (iii) of clause (a) above, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under this Indenture, the Issuer will be in default under this Indenture.~~

~~(c)~~	~~The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:~~

~~(i)~~	~~such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under Section 6.10;~~

~~(ii)~~	~~all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under Section 6.9 provided that such outstanding Investments shall be valued at the lesser of (A) the Fair Market Value of such Investments measured on the date of such designation and (B) the Fair Market Value of such Investments measured at the time each such Investment was made by such Unrestricted Subsidiary;~~

~~(iii)~~	~~all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 6.7; and~~

~~(iv)~~	~~no Default or Event of Default would be in existence following such designation.~~

(e)	On the Issue Date, subject to the 2026 Majority Noteholders receiving at least a majority of the aggregate principal amount of 2026 Notes on the Issue Date, the 2026 Majority Noteholders shall have the right to appoint one independent director (who must not be affiliated with any competitor of Ayr Wellness or its Restricted Subsidiaries) to the board of directors of Ayr Wellness. Thereafter, for so long as the 2026 Majority Noteholders continue to hold at least a majority of the aggregate principal amount of 2026 Notes, the 2026 Majority Noteholders holding such majority shall have the right, exercisable at the sole discretion of such 2026 Majority Noteholders, to nominate one independent director (who must not be affiliated with any competitor of Ayr Wellness or its Restricted Subsidiaries) for election at each annual general meeting of the shareholders of Ayr Wellness. The independent director to be nominated by the 2026 Majority Noteholders must be identified in a written notice to Ayr Wellness (which must be signed by the applicable 2026 Majority Noteholders with each signing 2026 Majority Noteholder attesting to their holdings of 2026 Notes) that is received by Ayr Wellness in accordance with the procedures and timelines required under the advanced notice procedures included in the articles of Ayr Wellness.

6.6	Financial Covenants

(a)	Ayr Wellness shall at all times maintain an amount of unrestricted cash balance of not less than $20 million, to be tested on the last day of each month, beginning on January 31, 2024.

(b)	Commencing with its fiscal quarter ending September 30, 2024, Ayr Wellness shall not permit the Consolidated Net Leverage Ratio as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below, as applicable, to be greater than the applicable leverage ratio set forth below. A calculation of the Consolidated Leverage Ratio for each period shall be delivered by Ayr Wellness with the delivery of the financial statements required to be delivered pursuant to Section 6.5(a).

Fiscal Quarter End	Consolidated Net Leverage Ratio
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

6.7	Registration

The Issuer shall, at the Issuer’s expense, ensure that the Security Documents, and all documents, caveats, security notices, financing statements and financing change statements in respect thereof, are promptly filed and re filed and registered as often as may be required by Applicable Law or as may be necessary or desirable to perfect and preserve the Collateral created herein by the Indenture, and will promptly provide the Trustee with evidence (satisfactory to the Trustee) of such filing, registration and deposit after the making thereof. The Issuer shall, if and when requested to do so by the Trustee, furnish to the Trustee an opinion of Counsel to establish compliance with the provisions of this Section 6.7. The Trustee will not be responsible for any failure to so register, file or record, nor shall it be required to inquire as to the obligation for such documents to be so registered, filed or recorded. The Trustee will not be responsible for any obligation on the part of the Issuer to perfect, maintain, preserve and protect the security hereby created.

6.8	Liens

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any nature whatsoever upon any asset or property now owned or hereafter acquired, except Permitted Liens and Liens of the Subsidiaries granted prior to the Original Issue Date, unless contemporaneously with the incurrence of such Lien, all payments due under this Indenture, the Notes and the Guarantees are secured on a pari passu basis with such Lien.

6.9	Restricted Payments

(a)	Subject to Section 6.9(b), the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	declare or pay (without duplication) any dividend or make any other payment or distribution on account of ~~the Issuer’s~~ Ayr Wellness’ or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation or amalgamation of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries) or to the direct or indirect holders of the ~~Issuer’s~~ Ayr Wellness’ or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (A) payable in Equity Interests (other than Disqualified Stock) of ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary or (B) to ~~the Issuer~~ Ayr Wellness or a Restricted Subsidiary of ~~the Issuer~~Ayr Wellness);

(ii)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer held by Persons other than any of the Issuer’s Restricted Subsidiaries;

(iii)	make certain payments on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (other than intercompany Indebtedness permitted under Section 6.10(b)(vi)), except: (A) a payment of interest or payment of principal at the Stated Maturity thereof or (B) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)	make any Restricted Investment;

(all such payments and other actions set forth in Sections 6.9(a)(i) through 6.9(a)(iv) above are collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(I)	no Default or Event of Default will have occurred and be continuing or would occur as a consequence of such Restricted Payment;

(II)	~~the Issuer~~ Ayr Wellness would, after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a); and

(III)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Original Issue Date (excluding Restricted Payments permitted by Sections 6.9(b)(iii), 6.9(b)(iv), 6.9(b)(v), 6.9(b)(vi), 6.9(b)(vii), 6.9(b)(viii) and 6.9(b)(xiv)), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income for the period (taken as one accounting period) from [December 31, ~~2019~~ 2023] to the end of ~~the Issuer’s~~ Ayr Wellness’ most recently ended fiscal quarter for which consolidated internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds and the aggregate Fair Market Value of any property received by ~~the Issuer~~ Ayr Wellness since the Issue Date (1) as a contribution to its common equity capital, (2) from Equity Offerings of the Issuer, including cash proceeds received from an exercise of warrants or options, or (3) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Equity Interests; plus

(3)	to the extent any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated, redeemed, repurchased or repaid for cash, the lesser of (1) the cash return of capital (less the cost of disposition, if any) and (2) the initial amount of such Restricted Investment~~; plus~~.

~~(4)~~	~~to the extent that any Unrestricted Subsidiary of the Issuer is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (1) the Fair Market Value of the Issuer’s Investment in such Subsidiary as of the date of such redesignation or (2) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary (together with the value of any Restricted Investments made in such Unrestricted Subsidiary to the date of redesignation less any distributions made by such Unrestricted Subsidiary during such period); plus~~

~~(5)~~	~~100% of any dividends or distributions received in cash by the Issuer or a Restricted Subsidiary from an Unrestricted Subsidiary after the Issue Date (to the extent not already included in Consolidated Net Income of the Issuer for the applicable period).~~

(b)	Section 6.9(a) will not prohibit, so long as, in the case of Sections 6.9(b)(iv), 6.9(b)(vi), 6.9(b)(viii), 6.9(b)(xi) and 6.9(b)(xiv), no Default has occurred and is continuing or would be caused thereby:

~~(i)~~	~~the payment of any dividend or distribution, or the making of any Restricted Payment in respect of a redemption of Subordinated Indebtedness, in each case within 60 days after the date of declaration thereof or the giving of an irrevocable Redemption Notice therefor, as the case may be, if at said date of declaration such payment would have complied with the provisions of this Indenture;~~

~~(ii)~~	~~the payment of any dividend or similar distribution by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis, excluding exchangeable shareholders;~~

(i)	[reserved];

(ii)	[reserved]

(iii)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale ~~(other than to an Unrestricted Subsidiary of the Issuer)~~ of, Equity Interests of ~~the Issuer~~ Ayr Wellness (other than Disqualified Stock), including cash proceeds received from an exercise or warrants or options, or from the contribution (other than by a Subsidiary of ~~the Issuer~~Ayr Wellness) of capital to ~~the Issuer~~ Ayr Wellness in respect of its Equity Interests (other than Disqualified Stock); in each case within 60 days of such Restricted Payment provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from Section 6.9(a)(III)(2) after such payment.

(iv)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(v)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a sale (other than to a Subsidiary of ~~the Issuer~~Ayr Wellness) of, Equity Interests (other than Disqualified Stock) of ~~the Issuer~~Ayr Wellness, in each case within 60 days of such Restricted Payment, provided that ~~the amount of any such net cash proceeds that are utilized for any such acquisition or exchange will be excluded from Section 6.9(a)(III)(2)~~such Investment shall be held by one or more Restricted Subsidiaries, including as an Investment by Ayr Wellness in such Restricted Subsidiary;

(vi)	the repurchase, redemption or other acquisition or retirement of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, warrants or other similar rights;

(vii)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of ~~the Issuer~~ Ayr Wellness held by any current or former officer, director or employee (or any of their respective heirs or estates or permitted transferees) of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness pursuant to any employee equity subscription agreement, stock option agreement, stock matching program, stockholders’ agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in any calendar year will not exceed $~~5.0~~ 1.5 million (with unused amounts in any calendar year being carried over to the next succeeding calendar year only);

~~(viii)~~	~~dividends on Disqualified Stock issued in compliance with Section 6.10 to the extent such dividends are included in the definition of Consolidated Fixed Charges with respect to the Issuer;~~

~~(ix)~~	~~the payment of cash in lieu of fractional Equity Interests in connection with stock dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any of its Restricted Subsidiaries that are not derivative securities;~~

~~(x)~~	~~payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, consolidation or transfer of assets that complies with the provisions of Section 10.1;~~

(viii)	[reserved];

(ix)	[reserved];

(x)	[reserved];

(xi)	the repurchase, redemption or other acquisition or retirement for value of any Indebtedness pursuant to provisions in documentation governing such Indebtedness similar to those described in Section 6.14 or Section 6.15, provided that, prior to such repurchase, redemption or other acquisition or retirement, the Issuer (or a third party to the extent permitted by this Indenture) shall have made a Change of Control Offer or Asset Sale Offer with respect to the Notes and shall have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

~~(xii)~~	~~the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer pursuant to a normal course issuer bid; provided that immediately after giving effect to any such transaction pursuant to this clause (xii), the Consolidated Leverage Ratio of the Issuer would not exceed 1.0 to 1.0;~~

~~(xiii)~~	~~payments made or expected to be made by the Issuer or a Restricted Subsidiary to minority interest stockholders of a Subsidiary or exchangeable shareholders in connection with (A) the purchase, acquisition, redemption or retirement of such minority stockholders’ or exchangeable shareholders’ Equity Interests in the applicable Subsidiary or (B) an exercise of such minority stockholders’ or exchangeable shareholders’ rights under an exchange agreement or support agreement, provided that any payment made pursuant to this clause (xiii) would not exceed an amount equal to the greater of (1) $5 million or (2) 2.0 multiplied by the Consolidated EBITDA of the applicable Subsidiary; and~~

(xii)	[reserved];

(xiii)	Scheduled payments on (i) Subordinated Indebtedness existing as of October 31, 2023 or (ii) any Subordinated Indebtedness that may be incurred after the Closing Date pursuant to Section 6.10(a) or 6.10(b)(xiv); provided that any Subordinated Indebtedness incurred after the Closing Date must (A) be subject to the Subordination Agreement, (B) have a maturity date of not earlier than 91-days after the 2026 Note Maturity Date; and

(xiv)	Restricted Payments not otherwise permitted under items (i) through (xiii) above in an aggregate amount at any one time outstanding not to exceed the greater of (A) $~~20.0~~ 10.0 million and (B) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Restricted Payment is made.

(c)	In determining whether any Restricted Payment (or a portion thereof) is permitted by the foregoing paragraphs (a) or (b) of this Section 6.9, ~~the Issuer~~ Ayr Wellness may allocate or reallocate all or any portion of such Restricted Payment among the clauses of paragraph (a) or (b) of this Section 6.9, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

(d)	The amount of all Restricted Payments will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities (other than cash or Cash Equivalents) that are required to be valued by this covenant will be determined, in the case of amounts under $15.0 million, pursuant to an Officers’ Certificate delivered to the Trustee and, in the case of amounts over $15.0 million, by the Board of Directors of ~~the Issuer~~Ayr Wellness, whose determination shall be evidenced by a Board Resolution that will be delivered to the Trustee.

6.10	Incurrence of Indebtedness

(a)	~~The Issuer~~ Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt) or ~~Issue and~~ issue any Disqualified Stock, unless all of the below are satisfied:

(i)	the Consolidated Fixed Charge Coverage Ratio for ~~the Issuer’s~~ Ayr Wellness most recently completed twelve fiscal months for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or Disqualified Stock is issued would have been at least 2.0:1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred or Disqualified Stock issued at the beginning of such twelve month period;

(ii)	immediately following the incurrence of such Intendedness or issuance of such Disqualified Stock, the ratio of (i) Consolidated Indebtedness, to (ii) Consolidated EBITDA, does not exceed 4.0:1.0; and

(iii)	no Default or Event of Default shall have occurred and be continuing.

(b)	Notwithstanding the foregoing, Section 6.10(a) will not prohibit the Incurrence or issuance of any of the following (collectively, “Permitted Debt”):

(i)	the Incurrence of Attributable Debt or Indebtedness and obligations represented by Capital Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment used in the business of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this Section 6.10(b)(i), in an aggregate principal amount at any time outstanding not to exceed the ~~greater of (A) $35 million or (B) an amount equal to 2.0 multiplied by the aggregate amount of Consolidated EBITDA for the Issuer’s most recently completed twelve fiscal months for which internal financial statements are available~~ sum of (A) the Obligations existing as of October 31, 2023, plus (B) $11 million of incremental mortgage financing, plus (C) $20 million, immediately preceding the date on which such Attributable Debt or Indebtedness permitted by this clause (i) is Incurred;

(ii)	the Incurrence of Non-Recourse Debt;

(iii)	the Incurrence of Existing Indebtedness;

(iv)	the Incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes and the Guarantees, in each case, issued on the Issue Date, and any Guarantee provided subsequent to the Issue Date;

(v)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be Incurred under Section 6.10(a) or Sections 6.10(b)(ii), 6.10(b)(iv) or 6.9(b)(xiv);

(vi)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries; provided, however, that:

(A)	if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Issuer, or any Guarantee, in the case of a Guarantor;

(B)	such Indebtedness owed to the Issuer or any Guarantor must be unsubordinated obligations, unless the obligor under such Indebtedness is the Issuer or a Guarantor;

(C)	(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this Section 6.10(b)(vi);

(vii)	the Guarantee by the Issuer or any of the Guarantors of Indebtedness of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness that was permitted to be Incurred by another provision of this covenant;

(viii)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries of Hedging Obligations for the purpose of managing risks in the ordinary course of business and not for speculative purposes;

(ix)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, completion bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, and any guarantees or letters of credit functioning as or supporting any of the foregoing, in each case provided by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries in the ordinary course of business;

(x)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within one year following such drawing or Incurrence;

~~(xi)~~	~~the Incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness;~~

(xi)	the Incurrence by Ayr Wellness or any Restricted Subsidiary of Permitted Acquisition Indebtedness not to exceed $10 million; provided that immediately after giving effect to any such transaction pursuant to this clause (xi), Ayr Wellness would be in compliance with (x) the applicable Consolidated Net Leverage Ratio in Section 6.6(b) and (y) a Consolidated Fixed Charge Coverage Ratio for the most recently completed twelve fiscal months for which internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred equal to at least 2.0:1.0, in each case of (x) and (y) determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred at the beginning of such twelve month period;

(xii)	any guarantee, indemnity, reimbursement or similar obligation or liability of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (1) any lease agreement for a Permitted Business or (2) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices;

(xiii)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary of (x) Acquired Debt and/or (y) Vendor Take- Back Notes in ~~an aggregate amount up to $65 million~~the aggregate amount not exceeding the total amount outstanding as at October 31, 2023, which amount shall increase incrementally for all PIK interest payable under existing Acquired Debt and/or Vendor Take Back Notes or as contemplated by executed amendments thereto; or

(xiv)	the Incurrence by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries of additional Indebtedness not otherwise permitted under Section 6.10(b)(i) through (~~xii~~xiii) in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance, defease, discharge or replace any Indebtedness Incurred pursuant to this Section ~~6.10(b)(xii~~6.10(b)(xiv), not to exceed ~~the greater of (A)~~ $~~20.0 million or (B) the amount equal to 0.3 multiplied by the aggregate amount of Consolidated EBITDA for the most recently completed twelve fiscal months of the Issuer for which the internal financial statements are available immediately preceding the date on which such Indebtedness is Incurred~~30.0 million.

(c)	For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in Section 6.10(b)(i) through ~~(xii~~(xiv) above, or is entitled to be Incurred or issued pursuant to Section 6.10(a), the Issuer will be permitted to divide and classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this Section 6.10. In addition, any Indebtedness originally divided or classified as Incurred pursuant to Section 6.10(b)(i) through ~~(xii~~(xiv) above or pursuant to Section 6.10(a) may later be re-divided or reclassified by the Issuer such that it will be deemed as having been Incurred pursuant to another of such clauses or such paragraph; provided that such re-divided or reclassified Indebtedness could be Incurred pursuant to such new clause or such paragraph at the time of such re-division or reclassification. Notwithstanding the foregoing, Indebtedness outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided pursuant to Section 6.10(b)(iii). Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in such determination.

(d)	Notwithstanding any other provision of this covenant and for the avoidance of doubt, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies or increases in the value of property securing Indebtedness which occur subsequent to the date that such Indebtedness was Incurred as permitted by this covenant.

(e)	The Issuer will not, and will not permit any Guarantor to, Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Issuer or such Guarantor unless such Indebtedness is subordinate in right of payment to the Notes and such Guarantor’s Guarantee to the same extent.

6.11	Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries or pay any liabilities owed to ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on any other Capital Stock shall not be deemed a restriction on the ability to pay any dividends or make any other distributions);

(ii)	make loans or advances to ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries; or

(iii)	transfer any of its properties or assets to ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries.

(b)	Section 6.11(a) will not apply to encumbrances:

(i)	existing under, by reason of or with respect to any Existing Indebtedness, Capital Stock or any other agreements or instruments in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of ~~the Issuer~~Ayr Wellness, not materially more restrictive, taken as a whole, than those contained in the Existing Indebtedness, Capital Stock or such other agreements or instruments, as the case may be, as in effect on the Issue Date;

(ii)	under agreements governing other Indebtedness permitted to be Incurred under Section 6.10 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements if either the encumbrance or restriction (A) applies only in the event of a payment default or a default with respect to a financial covenant in such Indebtedness or agreement or (B) will not, in the reasonable good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, materially affect the Issuer’s ability to make principal or interest payments on the Notes;

(iii)	set forth in this Indenture, the Notes and the Guarantees or contained in any other instrument relating to any such Indebtedness so long as the Issuer’s Board of Directors determines that such encumbrances or restrictions are not materially more restrictive in the aggregate than those contained in this Indenture;

(iv)	existing under, by reason of or with respect to applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(v)	with respect to any Person or the property or assets of a Person acquired by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with, or in contemplation of, such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(vi)	in the case of a transfer contemplated under Section 6.11(a)(iii):

(A)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset;

(B)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary thereof not otherwise prohibited by this Indenture;

(C)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case which impose restrictions on the property so acquired;

(D)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, ~~saleleaseback~~ sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Issuer’s Board of Directors or in the ordinary course of business, which limitation is applicable only to the assets that are the subject of such agreements;

(E)	any instrument governing secured Indebtedness to the extent such restriction only affects the property that secures such Indebtedness pursuant to the Indebtedness Incurred and Liens granted in compliance with this Indenture; or

(F)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of ~~the Issuer~~ Ayr Wellness or any Restricted ~~Subsidiary thereof~~ Subsidiarythereof in any manner material to ~~the Issuer~~ Ayr Wellness or any Restricted ~~Subsidiary thereof~~Subsidiarythereof;

(vii)	existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions, loans or advances by that Restricted Subsidiary or transfers of such Capital Stock, property or assets pending such sale or other disposition;

(viii)	contained in Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness do not add any restriction that is prohibited by Sections 6.11(a)(i) through (iii) and otherwise are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(ix)	pursuant to Liens permitted to be incurred under Section 6.7 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x)	contained in agreements entered into in connection with Hedging Obligations permitted from time to time under this Indenture;

(xi)	constituting customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(xii)	existing under restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over any Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness or any of their businesses;

(xiii)	contained in agreements entered into in the ordinary course of business, not related to any Indebtedness that do not individually or in the aggregate materially detract from the value of the property or assets of any Restricted Subsidiary of ~~the Issuer~~Ayr Wellness;

(xiv)	existing under restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

~~(xv)~~	~~with respect to an Unrestricted Subsidiary of the Issuer pursuant to or by reason of an agreement that the Unrestricted Subsidiary is a party to entered into before the date on which such Unrestricted Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction shall not extend to any~~

(xv)	[reserved]; and

  ~~assets or property of the Issuer or any Restricted Subsidiary thereof other than the assets and property so acquired; and~~

(xvi)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the agreements, instruments or obligations referred to in clauses (i) through (xv) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgement of the Chief Executive Officer and the Chief Financial Officer of the Issuer, not materially more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

6.12	Transactions with Affiliates

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) ~~involving aggregate consideration in excess of $10.0 million for any Affiliate Transaction or series of related Affiliate Transactions~~, unless:

(i)	such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction, taken as a whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer and is approved by a majority of disinterested directors; ~~and~~

(ii)	a majority of the Holders have consented to such Affiliate Transaction; and

(iii)	~~(ii)~~the Issuer delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Issuer.

(b)	The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 6.12(a):

(i)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(ii)	payment of reasonable fees to, and reasonable and customary indemnification and similar payments to officers, directors, employees or consultants of the Issuer and its Subsidiaries;

(iii)	any Permitted Investments or Restricted Payments that are permitted under Section 6.9~~, provided that any Permitted Investment allowed for under paragraphs (v) or (y) of the definition thereof involving an Unrestricted Subsidiary will be in good faith and on terms that would have been obtained in a comparable arm’s-length transaction~~, taken as whole, by the Issuer or such Restricted Subsidiary with a Person that is not an Affiliate of the Issuer;

(iv)	any issuance of Equity Interests (other than Disqualified Stock) of the Issuer, or receipt of any capital contribution from any Affiliate of the Issuer;

(v)	transactions with a Person ~~(other than an Unrestricted Subsidiary of the Issuer)~~ that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(vi)	transactions pursuant to agreements or arrangements in effect on the Original Issue Date ~~and described in the Offering Memorandum (including in any of the documents incorporated by reference therein)~~, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced, taken as a whole, is not materially more disadvantageous to, or restrictive on, the Issuer and its Restricted Subsidiaries than the original agreement or arrangement in existence on the Issue Date;

(vii)	any employment, consulting, service or termination agreement, employee benefit plan or arrangement, reasonable indemnification arrangements or any similar agreement, plan or arrangement, entered into by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries with officers, directors, consultants or employees of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries and the payment of compensation or benefits to officers, directors, consultants and employees of the Issuer or any of its Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), and any payments, indemnities or other transactions permitted or required by law, statutory provisions or any of the foregoing agreements, plans or arrangements; so long as such agreement or payment has been approved by a majority of the disinterested members of the Board of Directors of the Issuer;

(viii)	transactions permitted by, and complying with, Section 10.1;

~~(ix)~~	~~transactions with Affiliates solely in their capacity as holders of Indebtedness or Capital Stock of the Issuer or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;~~

~~(x)~~	~~any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged or consolidated with or into the Issuer or a Restricted Subsidiary, as such agreement may be amended, modified, supplemented, extended or renewed from time to time; provided that such agreement was not entered into contemplation of such acquisition, merger or consolidation, and so long as any such amendment, modification, supplement, extension or renewal, when taken as a whole, is not materially more disadvantageous to the Holders of the Notes in any material respect, than the applicable agreement as in effect on the date of such acquisition, merger or consolidation;~~

(ix)	[Reserved];

(x)	[Reserved];

(xi)	payments to an Affiliate in respect of the Notes or any other Indebtedness of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries on the same basis as concurrent payments are made or offered to be made in respect thereof to non-Affiliates or on a basis more favorable to such non-Affiliate;

(xii)	any guarantee, indemnity, reimbursement or similar obligation or liability of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary relating to the obligations of any Subsidiary under (A) any lease agreement for a Permitted Business or (B) construction financing and/or tenant improvement allowances for a Permitted Business, in each case in the ordinary and consistent with past practices; or

(xiii)	transactions with customers, clients, joint ventures, joint venture partners, suppliers, or purchasers or sellers of goods or services that are Affiliates of the Issuer, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, provided that in the reasonable determination of the Board of Directors of the Issuer, such transactions are on terms not less favorable to the Issuer or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Issuer.

6.13	Business Activities

~~The Issuer~~ Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries taken as a whole; provided that, Ayr Wellness Holdings shall not (a) incur any Indebtedness (other than the 2024 Notes and the 2026 Subordinated Intercompany Note) or otherwise engaged in the purchase, sale, lease or exchange of any property or the rendering of any service, between itself and any other Person, (b) own any Equity Interests of any other Person, (c) engage in any business or conduct any activity or transfer any of its assets, other than (i) the performance of ministerial or administrative activities and (ii) payment of taxes, professional and administrative fees necessary for the maintenance of its existence, (d) consolidate or merge with or into any other Person other than pursuant to the Parent-Issuer Merger, or (e) create or suffer to exist any Lien upon any property or assets now owned or hereafter acquired by Ayr Wellness Holdings other than in favor of the Trustee on behalf of the Holders hereunder.

6.14	Repurchase at the Option of Holders — Change of Control

(a)	If a Change of Control occurs, the Issuer will be required to make an offer to each Holder to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, the Issuer will offer a payment (the “Change of Control Payment”) in cash equal to not less than 105% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to the date of purchase (the “Change of Control Payment Date” which date will be no earlier than the date of such Change of Control).

(b)	No later than 30 days following any Change of Control, the Issuer will mail or electronically transmit notice to each Holder describing the transaction or transactions that constitute the Change of Control, offer to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed or electronically transmitted and describe the procedures, as required by this Indenture, that Holders must follow in order to tender Notes (or portions thereof) for payment and withdraw an election to tender Notes (or portion thereof) for payment. Notwithstanding anything to the contrary herein, a Change of Control Offer by the Issuer, or by any third party making a Change of Control Offer in lieu of the Issuer as described below, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

(c)	The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any Applicable Securities Legislation conflict with the Change of Control provisions of this Indenture, or compliance with the Change of Control provisions of this Indenture would constitute a violation of any such laws or regulations, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such compliance.

(d)	On or before the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(e)	On the Change of Control Payment Date, the Paying Agent will promptly deliver or wire transfer to each Holder properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

(f)	The Issuer will advise the Trustee and the Holders of the Notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(g)	If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(h)	If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described below, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party, as the case may be, will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem or purchase, as applicable, all Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the Redemption Date.

(i)	The provisions of Section 6.14 that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of this Indenture are applicable.

(j)	Except as described in Section 6.14, the Holders on Notes shall not be permitted to require that the Issuer repurchase or redeem any Notes in the event of a takeover, recapitalization, privatization or similar transaction. In addition, Holders of Notes are not entitled to require the Issuer to purchase their Notes in circumstances involving a significant change in the composition of the Board of Directors of the Issuer.

(k)	Notwithstanding anything to the contrary in this Section 6.14, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if:

(i)	a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer; or

(ii)	a Redemption Notice has been given pursuant to Section 3.7, unless and until there is a default in payment of the applicable Redemption Price.

6.15	Repurchase at the Option of Holders — Asset Sales

(a)	~~The Issuer~~ Ayr Wellness will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

(i)	~~the Issuer~~ Ayr Wellness (or the Restricted Subsidiary, as the case may be) receives consideration in respect of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii)	at least 50% of the consideration therefor received by ~~the Issuer~~ Ayr Wellness or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)	any liabilities, as shown on the Issuer’s or such Restricted Subsidiary’s most recently available annual or quarterly balance sheet, of ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or similar agreement that releases the Issuer or such Restricted Subsidiary from further liability;

(B)	any notes or other obligations received by ~~the Issuer~~ Ayr Wellness or any such Restricted Subsidiary in such Asset Sale that are converted within 365 days by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion.

~~(b)~~	~~Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer or its Restricted Subsidiaries may apply an amount equal to such Net Proceeds to, at its option, any combination of the following purposes:~~

~~(i)~~	~~to permanently repay, prepay, redeem, purchase or repurchase Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien and, if the Indebtedness so repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto; or~~

~~(ii)~~	~~to reinvest in new assets and make any capital expenditure in or that is used or useful in a Permitted Business or to purchase Replacement Assets (or enter into a binding agreement to make such capital expenditure or to purchase such Replacement Assets), provided that (A) such capital expenditure or purchase is consummated within the later of (x) 365 days after the receipt of the Net Proceeds from the related Asset Sale and (y) 180 days after the date of such binding agreement and (B) if such capital expenditure or purchase is not consummated within the period set forth in subclause (A) of this Section 6.15(b)(ii) the amount not so applied will be deemed to be Excess Proceeds (as defined below).~~

(c)	~~Pending the final application of any such Net Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by this Indenture.~~

(b)	[reserved].

(c)	[reserved].

(d)	An amount equal to ~~any~~ 100% of the Net Proceeds from Asset Sales ~~that are not applied or invested as provided in the preceding paragraphs~~ will constitute “Excess Proceeds.” ~~If on any date, the aggregate amount of Excess Proceeds exceeds $10.0 million, then within ten Business Days after such date, the Issuer will~~ The Issuer shall make an offer (an “Asset Sale Offer”) to all Holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds within fifteen Business Days after receipt of any proceeds from each Asset Sale. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. The Issuer may satisfy the foregoing obligation with respect to such Excess Proceeds from an Asset Sale by making an Asset Sale Offer in advance of being required to do so by this Indenture (an “Advance Offer”) with respect to all or part of the available Excess Proceeds (the “Advance Portion”). If any Excess Proceeds remain unapplied after the consummation of an Asset Sale Offer, the Issuer and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or in integral multiples of $1,000 in excess thereof, shall be purchased. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion), and in the case of an Advance Offer, the Advance Portion shall be excluded in subsequent calculations of Excess Proceeds.

(e)	Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the properties or assets of ~~the Issuer~~ Ayr Wellness and its Restricted Subsidiaries, taken as a whole, will be governed by Section 6.14 and/or Section 10.1, and not by the provisions of this Section 6.15.

(f)	If the Asset Sale Offer purchase date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(g)	Within five Business Days after the Issuer is obligated to make an Asset Sale Offer as described in the preceding paragraphs, the Issuer will deliver a written notice to the Holders, accompanied by such information regarding the Issuer and its Affiliates as the Issuer in good faith believes will enable such Holders to make an informed decision with respect to such Asset Sale Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is delivered.

(h)	Without limiting the foregoing:

~~(i)~~(i)	any Holder may decline any offer of prepayment pursuant to this Section 6.15; and

(ii)	the failure of any such Holder to accept or decline any such offer of prepayment shall be deemed to be an election by such Holder to decline such prepayment.

(i)	~~(i)~~ The Issuer will comply with the requirements of any Applicable Securities Legislation to the extent such requirements are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with the Asset Sale provisions of this Indenture, or compliance with the Asset Sale provisions of this Indenture would constitute a violation of Applicable Securities Legislation, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such compliance.

6.16	Payments for Consent

~~The Issuer~~ Ayr Wellness will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder or Beneficial Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders or Beneficial Holders that consent, waive or agree to amend in the time frame set for the in the solicitation documents relating to such consent, waiver or agreement.

6.17	~~Suspension of Covenants~~Post Closing Covenant.

(a)	Ayr Wellness shall, and shall cause each Restricted Subsidiary to, use commercially reasonable efforts for a period of seventy-five (75) days after the Issue Date to provide (a) deposit account control agreements with respect to all of their respective deposit or securities accounts (excluding accounts the balance of which consists exclusively of (and is identified when established as an account established solely for the purposes of) (i) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3 102 on behalf of or for the benefit of employees of the Obligor, (ii) amounts to be used to fund payroll obligations (including, but not limited to, amounts payable to any employment contracts between the Obligor and its respective employees), and (iii) trust or fiduciary accounts, and (b) mortgages with respect to all fee-owned real property owned by the Issuer and each such Restricted Subsidiary. Ayr Wellness shall use commercially reasonable efforts to provide deposit account control agreements and mortgages within 75 days after the Issue Date.

(b)	Ayr Wellness shall use its reasonable best efforts to raise not less than $20 million of cash through the issuance of Equity Interests (other than Disqualified Stock) by December 31, 2024, the proceeds of which shall be used to repay (including debt service in the ordinary course) or otherwise restructure, pay down, or service the Indebtedness under the Designated Seller Notes, other Subordinated Indebtedness, or for general corporate purposes; provided, that the cash proceeds raised pursuant to this Section 6.17(b) shall not be included in the calculation of EBITDA for use in determining the Consolidated Net Leverage Ratio under this Indenture; provided further, and for the avoidance of doubt, the cash proceeds raised pursuant to this Section 6.17(b) shall be included as Cash Equivalents for purposes of determining the Consolidated Net Leverage Ratio under this Indenture.

~~(a)~~	~~If on any date following the Issue Date:~~

~~(i)~~	~~the Notes receive an Investment Grade Rating from 50% or more of the Designated Rating Organizations that have provided ratings of the Notes (“Investment Grade Status”); and~~

~~(ii)~~	~~no Default or Event of Default shall have occurred and be continuing on such date, then beginning on that day and continuing until such time, if any, at which the Notes cease to have Investment Grade Status (such period, the “Suspension Period”), the Sections listed below (the “Suspended Covenants”) will no longer be applicable to the Notes and any related default provisions of this Indenture will cease to be effective and will not be applicable to the Issuer and its Restricted Subsidiaries:~~

~~(A)~~	~~Section 6.9;~~

~~(B)~~	~~Section 6.10;~~

~~(C)~~	~~Section 6.11;~~

~~(D)~~	~~Section 6.12; (E) Section 6.15; and~~

~~(F)~~	~~Section 10.1(a)(C).~~

~~(b)~~	~~If at any time the Notes cease to have Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of this Indenture with respect to future events for the benefit of the Notes (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes again achieve Investment Grade Status and no Default or Event of Default shall have occurred and be continuing on such date (in which event the Suspended Covenants shall no longer be in effect unless and until the Notes cease to have such Investment Grade Status). Such Suspended Covenants will not, however, be of any effect with regard to the actions of the Issuer and its Restricted Subsidiaries properly taken during the continuance of the Suspension Period.~~

~~(c)~~	~~With respect to the Restricted Payments made after any Reversion Date, the amount of Restricted Payments will be calculated as though Section 6.9 had been in effect prior to, but not during, the Suspension Period. All Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to 6.10(b)(iii). Any encumbrance or restriction of the type specified in Sections 6.11(a)(i), 6.11(a)(ii) and 6.11(a)(iii) entered into (or which the Issuer or any Restricted Subsidiary become legally obligated to enter into) during the Suspension Period will be deemed to have been in effect on the Issue Date so that they are permitted under Section 6.11(b)(i). Any contract, agreement, loan, advance or Guarantee with or for the benefit of any Affiliate of the Issuer entered into (or which the Issuer or any Restricted Subsidiary became legally obligated to enter into) during the Suspension Period will be deemed to have been in effect on the Issue Date so that they are permitted under Section 6.12(b)(vi). Upon the occurrence of a Suspension Period, the amount of Excess Proceeds shall be reset at zero. During a Suspension Period, the Issuer may not designate any of its Restricted Subsidiaries to be Unrestricted Subsidiaries.~~

~~(d)~~	~~Notwithstanding that the Suspended Covenants may be reinstated, and notwithstanding anything else contained herein:~~

~~(i)~~	~~no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or on the Reversion Date) or after the Suspension Period based solely on events that occurred during the Suspension Period; and~~

~~(ii)~~	~~neither (a) the continued existence, after the Reversion Date, of facts or circumstances or obligations that were incurred or otherwise came into existence during a Suspension Period nor (b) the performance of any such obligations, shall constitute a breach of any covenant set forth in this Indenture or cause a Default or Event of Default thereunder; provided that (1) the Issuer and its Restricted Subsidiaries did not incur or otherwise cause such facts or circumstances or obligations to exist in anticipation of the Notes ceasing to have Investment Grade Status and (2) the Issuer reasonably expected that such incurrence or actions would not result in such ceasing.~~

~~(e)~~	~~The Issuer shall notify the Trustee that the conditions set forth in this Section 6.17(a) have been satisfied; provided that such notification shall not be a condition for the suspension of the covenants set forth above to be effective. The Trustee shall be under no obligation to monitor the ratings of the Notes, determine whether the Notes achieve Investment Grade Status or notify the Holders that the conditions set forth in this Section 6.17(a) have been satisfied.~~

6.18	Future Guarantees

(a)	~~The Issuer~~ Ayr Wellness will not permit any of its Restricted Subsidiaries, directly or indirectly, to ~~guarantee or otherwise Incur any Indebtedness (without regard to “Indebtedness” as defined in clause (x) of the second paragraph of the definition of the term “Indebtedness”) or issue any Disqualified Stock that, individually or in the aggregate with all other of its then outstanding Indebtedness (without regard to “Indebtedness” as defined in clause (x) of the second paragraph of the definition of the term “Indebtedness”) and Disqualified Stock, exceeds at any time $5.0 million~~exist, unless such Restricted Subsidiary is a Guarantor or within 30 days of such ~~Incurrence or issuance~~formation or acquisition, executes and delivers to the Trustee a Subsidiary Guarantee; provided that Ayr Wellness Holdings shall not be required to deliver any guarantee under this Indenture prior to the Parent-Issuer Merger solely to the extent Ayr Wellness Holdings complies with Section 6.13 hereunder.

(b)	The obligations of each Guarantor formed under the laws of the United States or any state thereof or the District of Columbia will be limited to the maximum amount that will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

ARTICLE 7

DEFAULT AND ENFORCEMENT

7.1	Events of Default

Unless otherwise provided in a Supplemental Indenture relating to a particular series of Notes, an “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of, or premium, if any, on the Notes (whether at maturity, upon redemption or upon a required repurchase);

(c)	failure by the Issuer to comply with its obligations under Section 10.1;

(d)	failure by the Issuer for 30 days to comply with the provisions of Section 6.14 or Section 6.15 to the extent not described in Section 7.1(b);

(e)	failure by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries for 60 days (or 90 days in the case of a Reporting Failure) after written notice by the Trustee or Holders representing 51% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in this Indenture;

(f)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

~~(i)~~(A)	(i) is caused by a failure to make any payment on such Indebtedness when due and ~~prior~~ after giving to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”); or

~~(ii)~~(ii)	results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default ~~which remains outstanding or the maturity of which has been so accelerated for a period of 30 days or more~~, aggregates $~~50.0~~ 5.0 million or more, ~~provided that if any such~~ or

(B)	is caused by a breach or default of any other covenant other than a Payment Default (“Non-Payment Default”), after giving effect to the expiration of the grace period, if any, provided that the principal amount of any such Indebtedness individually, or when taken together with the principal amount of any other such Indebtedness under which there has been a Non-Payment Default, aggregates to $10.0 million or more;

provided that, in each case (a) if any such Payment Default or Non-Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree and (b) any Non-Payment Default arising from any valid assertion made by a Person who is not an Affiliate of the Issuer that the granting of Liens to the Trustee in collateral securing the those certain Vendor Takeback Notes specified on Schedule B-2 (“Specified Seller Notes”) breaches a prohibition (if any) on granting such Liens contained in the definitive documentation governing such Specified Seller Notes shall not constitute an Event of Default;

(g)	failure by ~~the Issuer~~ Ayr Wellness or any of its Restricted Subsidiaries to pay final non- appealable judgments (to the extent such judgments are not paid or covered by in-force insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)	except as permitted by this Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Guarantee;

(i)	~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors;

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary ~~as~~ debtor in an involuntary case or proceeding;

(ii)	appoints a custodian of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary or a custodian for all or substantially all of the assets of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary; or

(iii)	orders the liquidation of ~~the Issuer~~ Ayr Wellness or any Restricted Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day;

(k)

the Security Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps required to provide the Collateral Trustee with a valid and perfected Lien against such Collateral within five (5) days of request therefor by the Collateral Trustee or the Trustee; and

(l)	either

(i)	a default (after the expiry of any grace period or cure period provided by applicable law or regulations) under the terms of one or more Material Permits that, individually or in the aggregate, has a Material Adverse Effect, or

(ii)	any agreement by the Issuer or a Restricted Subsidiary to surrender or terminate one or more Material Permits prior to the expiry date set out in such applicable Material Permit(s) that, individually or in the aggregate, has a Material Adverse Effect, unless such Material Permit(s) are replaced within 60 days by substantially similar Material Permit(s) on terms and conditions no more onerous or restrictive than the Material Permit(s) forfeited or terminated under subsections (i) or (ii) or such Material Permit(s) are to be renewed or replaced by the applicable regulatory authority in accordance with applicable law.

For greater certainty, for the purposes of this Section 7.1, an Event of Default shall occur with respect to a series of Notes if such Event of Default relates to a Default in the payment of principal, premium (if any), or interest on such series of Notes, in which case references to “Notes” in this Section 7.1 shall refer to Notes of that particular series.

For the purposes of this Article 7, where the Event of Default refers to an Event of Default with respect to a particular series of Notes as described in this Section 7.1, then this Article 7 shall apply mutatis mutandis to the Notes of such series and references in this Article 7 to the “Notes” shall be deemed to be references to Notes of such particular series, as applicable

7.2	Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Section 7.1(i) or 7.1(j)) occurs and is continuing, the Trustee or the Holders of not less than 51% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of (and premium, if any) and accrued and unpaid interest to the date of acceleration on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately.

If an Event of Default specified in Section 7.1(i) or 7.1(j) occurs and is continuing, then the principal of (and premium, if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder. However, the effect of such provision may be limited by applicable laws.

(b)	The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 7.1(f)(ii). In addition, for the avoidance of doubt, if an Event of Default specified in Section 7.1(b) occurs in relation to a failure by the Issuer to comply with the provisions of Section 6.14, “premium” shall include, without duplication to any other amounts included in “premium” for these purposes, the excess of:

(i)	the Change of Control Payment that was required to be offered in accordance with Section 6.14, in the event such offer was not made, or, in the event such offer was made, the Change of Control Payment that was required to be paid in accordance with Section 6.14; over

(ii)	the principal amount of the Notes that were required to be subject to such offer or payment, as applicable.

(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)	the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A)	all existing Events of Default, other than the non-payment of amounts of principal of (and premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B)	such rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

provided that if the Event of Default has occurred by reason of the nonobservance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and

(ii)	the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)	Notwithstanding Section 7.2(a), in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 7.1(f) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(e)	The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes waive any existing Default or Event of Default and its consequences under this Indenture, except a Default or Event of Default in the payment of interest on, or principal (or premium, if any) of, Notes; provided that if the Default or Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

7.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Issuer covenants that if:

(i)	Default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii)	Default is made in the payment of the principal of (or premium, if any on) any Note at the Maturity thereof and such default continues for a period of three Business Days,

the Issuer will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal (and premium, if any) and interest, and interest on any overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)	If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer or any other obligor (including the Guarantors, if any) upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or any other obligor upon the Notes, wherever situated.

(c)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

(d)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

7.4	Trustee May File Proofs of Claim

(a)	In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer and its debts or any other obligor upon the Notes (including the Guarantors, if any), and their debts or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal (and premium, if any) or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)	to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Notes and any additional amount that may become due and payable by the Issuer, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder.

(b)	Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

7.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

7.6	Application of Monies by Trustee

(a)	Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 7 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(i)	first, in payment or in reimbursement to the Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the Holders, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by a resolution of the Holders in accordance with Article 12 and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Issuer or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to Section 7.6(a)(ii) above in respect of the principal, premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary of the Issuer (other than any Notes pledged for value and in good faith to a Person other than the Issuer or any Subsidiary of the Issuer but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Notes which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes of each applicable series, but it may retain the money so received by it and invest or deposit the same as provided in Section ~~11.9~~ 11.10 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	No Suits by Holders

Except to enforce payment of the principal of, and premium (if any) or interest on any Note (after giving effect to any applicable grace period specified therefor in Section 7.1(a) and 7.1(b)), no Holder shall have any right to institute any action, suit or proceeding at law or in equity with respect to this Indenture or for the appointment of a liquidator, trustee or receiver or for a receiving order under any Bankruptcy Laws or to have the Issuer or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless the Trustee:

(a)	the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b)	the Holder or Holders of at least 51% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(c)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(d)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request,

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

7.8	Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein of the principal of (and premium, if any) and interest on the Notes held by such Holder on the applicable Maturity date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

7.9	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

7.10	Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

7.11	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

7.12	Control by Holders

Subject to Section ~~11.3~~11.4, the Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction;

(c)	nothing herein shall require the Trustee to take any action under this Indenture or any direction from Holders which might in its reasonable judgment involve any expense or any financial or other liability unless the Trustee shall be furnished with indemnification acceptable to it, acting reasonably, including the advance of funds sufficient in the judgment of the Trustee to satisfy such liability, costs and expenses; and

(d)	the Trustee shall have the right to not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting. For certainty, no Holder shall have any right of action whatsoever against the Trustee as a result of the Trustee acting or refraining from acting under the terms of this Indenture in accordance with the instructions from the Holders.

7.13	Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 14.2, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 51% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice if and the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

7.14	Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

7.15	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the outstanding Notes of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any security on or after the Stated Maturity or Maturities expressed in such Note (or, in the case of redemption, on or after the Redemption Date).

7.16	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes of any series and premium (if any) and the interest thereon and any other monies owing hereunder.

7.17	Immunity of Officers and Others

The Holders, the Beneficial Holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director, employee, consultant, contractor, incorporator, member, manager, partner or holder of Capital Stock of the Issuer and of any Guarantor or of any successor for the payment of the principal of or premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Issuer contained herein or in the Notes. Each Holder and Beneficial Holder, by accepting its interest in Notes, waives and releases all such claims against, and liability of, such Persons. The waiver and release provided for in this Section 7.17 are part of the consideration for issuance of the Notes.

7.18	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Trustee to the Holders of Notes of any series of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Holders of Notes of the affected series will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the relevant Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.19	Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of the Notes of any series in respect of which any payment of principal, interest or premium (if any) required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Issuer as the Trustee shall deem sufficient.

7.20	Statement by Officers

(a)	The Issuer shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 7.20(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)	Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate, specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

7.21	Cure Right

Notwithstanding anything set out in Section 6.6(b) or the existence of a Default or Event of Default resulting from a violation thereof, Ayr Wellness shall be permitted to cure any breach of the Consolidated Net Leverage Ratio that is continuing through the new issuance of or out of the net cash proceeds of the sale of, Equity Interests of Ayr Wellness (other than Disqualified Stock), including cash proceeds received from an exercise of warrants or options, or from the contribution of capital to Ayr Wellness in respect of its Equity Interests (other than Disqualified Stock), and the amount of proceeds received by Ayr Wellness shall be included in (i) Ayr Wellness’ cash balances and (ii) the calculation of Consolidated EBITDA solely for the purposes of determining compliance with such financial covenant at the end of such fiscal period, but not for any other subsequent period that includes such fiscal period and Ayr Wellness shall be deemed to have cured such breach and/or any applicable Defaults or Events of Default shall be automatically deemed waived without any further act of Ayr Wellness or the Trustee.

ARTICLE ~~8~~
DISCHARGE AND DEFEASANCE

8.1	Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder (except as to any surviving rights of registration of transfer or exchange of Notes expressly provided for herein), when

(a)	either:

(i)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable, including by redemption, by reason of the mailing of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(c)	such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under this Indenture; and

(e)	the Issuer has delivered irrevocable written instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 8.1(a)(ii), the provisions of Sections 8.7 and 8.8 will survive.

8.2	Option to Effect Discharge, Legal Defeasance or Covenant Defeasance

Unless this Section 8.2 is otherwise specified in any series of Notes or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, the Issuer may, at the option of the Board of Directors of the Issuer evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either Section 8.3 or 8.4 applied to all outstanding Notes upon compliance with the conditions set forth in this Article 8.

8.3	Legal Defeasance and Discharge

(a)	Upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.3 in respect of the Notes of any series, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be deemed to have been discharged from their Indenture Obligations, other than the provisions contemplated to survive as set forth below, with respect to all outstanding Notes of such series on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”) in respect of such series. For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes of such series (including the Guarantees thereof), which shall thereafter be deemed to be “outstanding” only for the purposes of Sections 8.6 and 8.8 and the other Sections of this Indenture referred to in paragraphs (i) and (ii) below, and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, this Indenture and the Guarantees (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to this Indenture;

(ii)	the Issuer’s obligations concerning issuing temporary Notes, mutilated, destroyed, lost, or stolen Notes and the maintenance of a register in respect of the Notes;

(iii)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(iv)	provisions of this Section 8.3.

(b)	Subject to compliance with Section 8.2, the Issuer may exercise its option under this Section 8.3 notwithstanding the prior exercise of its option under Section 8.4.

8.4	Covenant Defeasance

Unless this Section 8.4 is otherwise specified in any Note or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.5, be released from each of their obligations under the covenants contained in Sections 6.2 (other than with respect to the Issuer), 6.3, 6.4 6.5, 6.7, 6.9, 6.10, 6.11, 6.12, 6.13, 6.14, 6.15, 7.20, 10.1(a)(ii)(C) and 13.1 (collectively, the “Defeased Covenants”) with respect to the outstanding Notes of any series on and after the date the conditions set forth in Section 8.5 are satisfied (hereinafter, “Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes of the applicable series, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereunder, but, except as specified above, the remainder of this Indenture, such Notes and the obligations of the Guarantors under their respective Guarantees shall be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.2 of the option applicable to this Section 8.4, and subject to the satisfaction of the conditions set forth in Section 8.5, none of the events specified in Section 7.1 shall constitute a Default or Event of Default except for the events specified in Section 7.1(i) or 7.1(j).

8.5	Conditions to Legal or Covenant Defeasance

(a)	In order to exercise either Legal Defeasance under Section 8.3 or Covenant Defeasance under Section 8.4 with respect to a series of Notes:

(i)	the Issuer must deposit or cause to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Notes an amount of cash or Government Securities as will, together with the income to accrue thereon and reinvestment thereof, be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay, satisfy and discharge the entire principal, interest, if any, premium, if any and any other sums due to the Stated Maturity or an optional Redemption Date of the Notes;

(ii)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing);

(iii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over its other creditors or with the intent of defeating, hindering, delaying, or defrauding any of its other creditors or others;

(iv)	the Issuer must deliver to the Trustee: an Opinion of Counsel or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders and Beneficial Holders of outstanding Notes will not recognize income, gain, or loss for Canadian federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian Taxes on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred;

(v)	the Issuer must satisfy the Trustee that it has paid, caused to be paid or made provisions for the payment of all applicable expenses of the Trustee;

(vi)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

(vii)	the Issuer must deliver to the Trustee an Officers’ Certificate stating that all conditions precedent set forth in Section 8.1 relating to the Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

8.6	Application of Trust Funds

(a)	Any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 shall be (i) denominated in the currency or denomination of the Notes in respect of which such deposit is made, (ii) irrevocable (except as otherwise set out in this Indenture), and (iii) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Notes being satisfied.

(b)	Subject to Section 8.7, any funds or Government Securities deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of Notes shall be held by the Trustee in trust and applied by it in accordance with the provisions of the applicable Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such funds or Government Securities has been deposited with the Trustee; provided that such funds or Government Securities need not be segregated from other funds or obligations except to the extent required by law.

(c)	If the Trustee is unable to apply any funds or Government Securities in accordance with the above provisions by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s and the Guarantors’ obligations under this Indenture (including the Guarantees as applicable) and the affected Notes shall be revived and reinstated as though no funds or Government Securities had been deposited pursuant to Section 8.1 and 8.5, as applicable, until such time as the Trustee is permitted to apply all funds or Government Securities in accordance with the above provisions, provided that if the Issuer or any Guarantor has made any payment in respect of principal of, premium, if any, or interest on Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from funds or Government Securities held by the Trustee.

8.7	Repayment to the Issuer

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any funds or Government Securities held by it as provided in Section 8.1 or 8.5 which, in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer expressed in a written certification thereof, delivered to the Trustee (which may be the opinion delivered under Section 8.5(a)(iv)), are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Issuer under Section 8.1(a)(ii) or to effect an equivalent Legal Defeasance or Covenant Defeasance.

8.8	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 8.1 or 8.5, the Holders and the Issuer shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3 and Article 5.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to Section 8.1 or 8.5 in respect of a particular series of Notes, the Issuer is required to make an offer to purchase any outstanding Notes of such series pursuant to the terms hereof, the Issuer shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of an Issuer Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 8.1 or 8.5 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Issuer (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

ARTICLE 9

MEETINGS OF HOLDERS

9.1	Purpose, Effect and Convention of Meetings

(a)	Subject to Section 12.2, wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 9 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; except for those matters set out in Section 12.2, which shall require the consent of each Holder affected thereby as set out therein.

(b)	At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of an Issuer Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders’ Request, will, convene a meeting of all Holders.

(c)	If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Vancouver, British Columbia or such other place as the Trustee may in any case determine or approve.

9.2	Notice of Meetings

(a)	Not more than 60 days’ nor less than at least 21 days’ notice of any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, shall be given to the Holders of Notes of such series or of all series of Notes then outstanding, as applicable, in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

(b)	If the business to be transacted at any meeting by resolution of Holder’s, or any action to be taken or power exercised by instrument in writing under Section 9.12, especially affects the rights of holders of Notes of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Notes of any other series are affected (determined as provided in Sections 9.2(c) and 9.2(d)), then:

(i)	a reference to such fact, indicating each series of Notes in the opinion of the Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)	the holders of Notes of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 9.12 unless in addition to compliance with the other provisions of this Article 9:

(A)	at such Serial Meeting: (I) there are Holders present in person or by proxy and representing at least 25% in principal amount of the Notes then outstanding of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings; and (II) the resolution is passed by such proportion of Holders of the principal amount of the Notes of such series then outstanding voted on the resolution as is required by Sections 12.1 or 12.2, as applicable; or

(B)	in the case of action taken or power exercised by instrument in writing under Section 9.12, such instrument is signed in one or more counterparts by such proportion of Holders of the principal amount of the Notes of such series then outstanding as is required by Sections 12.1 or 12.2, as applicable.

(c)	Subject to Section 9.2(d), the determination as to whether any business to be transacted at a meeting of Holders, or any action to be taken or power to be exercised by instrument in writing under Section 9.12, especially affects the rights of the Holders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Holders of any other series (and is therefore an especially affected series) shall be determined by an Opinion of Counsel, which shall be binding on all Holders, the Trustee and the Issuer for all purposes hereof.

(d)	A proposal:

(i)	to extend the Maturity of Notes of any particular series or to reduce the principal amount thereof, the rate of interest or premium thereon;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular series are outstanding; or

(iii)	to reduce with respect to Holders of any particular series any percentage stated in this Section 9.2 or Sections 9.4 and 9.12;

shall be deemed to especially affect the rights of the Holders of such series in a manner differing in a material way from that in which it affects the rights of holders of Notes of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Notes of any or all other series.

9.3	Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in person or by proxy shall choose some individual present to be chair.

9.4	Quorum

Subject to this Indenture, at any meeting of the Holders of Notes of any series or of all series then outstanding, as the case may be, a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, and, if the meeting is a Serial Meeting, at least 25% of the Notes then outstanding of each especially affected series. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes of the relevant series or all series then outstanding, as the case may be, or of the Notes then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

9.5	Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1.00 principal amount of the Notes of the relevant series of Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

9.7	Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders of the relevant series. Every resolution, other than in respect of those matters set out in Section 12.2, will be decided by a majority of the votes cast on the poll for that resolution.

9.8	Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.9	Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

9.10	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Issuer pursuant to this Indenture.

9.11	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.12	Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 9 may also be given by the Holders of not less than 51% of the aggregate principal amount of the outstanding Notes of such series by a signed instrument in one or more counterparts, and the expression “resolution” when used in this Indenture will include instruments so signed. Notice of any resolution passed in accordance with this Section 9.12 will be given by the Trustee to the affected Holders within 30 days of the date on which such resolution was passed.

9.13	Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders of a particular series of Notes or of all series then outstanding, as the case may be, shall be binding upon all the Holders of Notes or of the particular series, as the case may be, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.12 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution and instrument in writing. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Trustee (relying on the advice of Counsel) to be effective only with respect to Notes of a particular series, may be modified by the required resolution or consent of the holders of Notes of such series in the same manner as if the Notes of such series were the only Notes outstanding under this Indenture.

9.14	Evidence of Rights of Holders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor signed or executed by such Holders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)	Notwithstanding Section 9.14(a), the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 10

SUCCESSORS TO THE ISSUER AND THE RESTRICTED SUBSIDIARIES

10.1	Merger, Consolidation or Sale of Assets

(a)	The Issuer will not, directly or indirectly:

(i)	consolidate, amalgamate or merge with or into another Person (regardless of whether the Issuer is the surviving Person or one of the Persons that amalgamates with one or more other Persons to form the continuing successor Person); or

(ii)	sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(A)	either: (1) the Issuer is the surviving Person; or (2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition will have been made is a: (i) Person organized or existing under the laws of (x) the United States, any state thereof or the District of Columbia or (y) Canada or any province or territory thereof; and (ii) assumes all the obligations of the Issuer under the Notes, and this Indenture by operation of law or pursuant to agreements reasonably satisfactory to the Trustee;

(B)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(C)	either (1) immediately after giving effect to such transaction on a pro forma basis, the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition will have been made will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in Section 6.10(a)(i); or (2) immediately after giving effect to such transaction on a pro forma basis and any related financing transactions as if the same had occurred at the beginning of the applicable twelve month period, the Consolidated Fixed Charge Coverage Ratio of the Issuer or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) is equal to or greater than the Consolidated Fixed Charge Coverage Ratio immediately before such transaction; and

(D)	each Guarantor, will, pursuant to the terms of its Guarantee agree that its Guarantee will apply to the obligations of the Issuer or the surviving or continuing Person in accordance with the Notes and this Indenture (including this covenant).

(b)	Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries in accordance with this covenant, the continuing successor Person formed by the consolidation or amalgamation or into which the Issuer is merged or to which the sale, assignment, transfer, conveyance or other disposition is made, will succeed to and be substituted for the Issuer, and may exercise every right and power of the Issuer under this Indenture with the same effect as if the successor had been named as the Issuer therein. When the continuing successor Person assumes all of the Issuer’s obligations under this Indenture pursuant to a supplemental Indenture in form and substance reasonably satisfactory to the Trustee, the Issuer will be discharged from those obligations; provided, however, that the Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes in the case of a lease of all or substantially all of the Issuer’s assets.

(c)	This Section 10.1 will not apply to:

(i)	a merger of the Issuer with an Affiliate solely for the purpose of (A) reincorporating or continuing the Issuer in another jurisdiction or (B) reorganizing the Issuer as a different type of entity, provided that the resulting corporate structure will not, in the good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Issuer, have a material adverse effect on the Issuer or the Notes as compared to the corporate structure in place prior to such merger; ~~or~~

(ii)	any continuance of the Issuer or Substituted Issuer, as the case may be, under the laws of Canada or any province or territory thereof;

(iii)	~~(ii)~~any consolidation, amalgamation ~~or~~ , winding up, merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among ~~the Issuer and its Restricted Subsidiaries.~~any Issuer, Substituted Issuer, Guarantor or Restricted Subsidiary on the one hand, and any Issuer, Substituted Issuer, Guarantor or Restricted Subsidiary on the other hand; or

(iv)	the Parent-Issuer Merger.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1(a) have been duly observed and performed, the Trustee will execute and deliver a Supplemental Indenture as provided for in Section 12.5 and then:

(a)	the successor Person will possess and from time to time may exercise each and every right and power of the Issuer or Guarantor under this Indenture in the name of the Issuer or Guarantor, as applicable, or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Issuer or Guarantor may be done and performed with like force and effect by the like directors or officers of such successor; and

(b)	the Issuer or Guarantor, as applicable, will be released and discharged from liability under this Indenture and the Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1	Corporate Trustee Required; Eligibility

There shall at all times be a corporate Trustee hereunder which shall at all times be a corporation and doing business under the laws of the United States or any state or territory thereof or of the District of Columbia, or a corporation or other Person permitted to act as trustee by the Commission, authorized under such laws to exercise corporate trust powers, which complies with the requirements of Section 310(a) of the Trust Indenture Act, has a combined capital and surplus as may be required by the Trust Indenture Act, and is subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section 11.1, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Issuer may not, nor may any Affiliate of the Issuer, serve as Trustee. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 11.1, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

~~11.1~~11.2	No Conflict of Interest

(a)    The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section ~~11.1~~11.2, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Notes of any series shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

(b)    To the extent permitted by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to securities of more than one series.

~~11.2~~11.3	Replacement of Trustee

(a)	The Trustee may resign its trust and be discharged from all further duties and liabilities ~~hereunder by giving to the Issuer 90 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder~~ The Trustee for the Notes issued hereunder shall be subject to the provisions of Section 310(b) of the Trust Indenture Act during the period of time provided for therein. If at any time the Trustee has or shall acquire a conflict of interest within the meaning of Section 310(b) of the Trust Indenture Act, the Trustee shall, within 30 days after ascertaining that such ~~a material~~ conflict of interest exists, either eliminate such ~~material~~ conflict of interest or resign in the manner , subject to the provisions of the Trust Indenture Act, and with the effect specified in this Section ~~11.2~~11.3 and shall in all respects comply with the provisions of Section 310(b) of the Trust Indenture Act. The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer 90 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a ~~material~~ conflict of interest exists~~. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Issuer, the retiring Trustee or any Holder may apply to a judge of the British Columbia Supreme Court, on such notice as such Judge may direct at the Issuer’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 11.2 shall be a corporation authorized to carry on the business of a trust company in one or more of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.~~. Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the Trust Indenture Act.

(b)	No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 11 shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of this Section 11.3.

(c)	The Trustee may resign at any time with respect to the Notes of one or more series by giving written notice thereof to the Issuer. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Issuer or if the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the retiring Trustee or any Holder may apply to a judge of the British Columbia Supreme Court, on such notice as such Judge may direct at the Issuer’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders. The appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 11.3 shall be a corporation authorized to carry on the business of a trust company in one or more of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(d)	The Trustee may be removed at any time with respect to the Notes of any series by act of the Holders of a majority in principal amount of the outstanding Notes of such series, upon written notice delivered to the Trustee and to the Issuer. If the instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition the British Columbia Supreme Court at the Issuer’s expense for the appointment of a successor Trustee with respect to the Notes of such series.

(e)	If at any time:

(i)     the Trustee shall fail to comply with Article 11 after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a security for at least six months; or

(ii)    the Trustee shall cease to be eligible under Section 11.1 and shall fail to resign after written request therefor by the Issuer or by any such Holder; or

(iii)	the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or commence a voluntary bankruptcy proceeding or a receiver of the Trustee or of its property shall be appointed or consented to or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Issuer by a Board Resolution may remove the Trustee with respect to all Notes, or (ii) subject to Section 7.15, any Holder who has been a bona fide Holder of a security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

(f)	If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause with respect to the Notes of one or more series, the Issuer, shall promptly appoint a successor Trustee or Trustees with respect to the Notes of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Notes of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Notes of any particular series) and shall comply with the applicable requirements of Article 11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes of any series shall be appointed by act of the Holders of a majority in principal amount of the outstanding Notes of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Article 11, become the successor Trustee with respect to the Notes of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Notes of any series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner required by Article 11, any Holder who has been a bona fide Holder of a security of such series for at least six months may, on behalf of himself and all others similarly situated, petition the British Columbia Supreme Court for the appointment of a successor Trustee with respect to the Notes of such series.

(g)	The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Notes of any series and each appointment of a successor Trustee with respect to the Notes of any series by mailing or sending written notice of such event to all Holders of Notes of such series as their names and addresses appear in the security register. Each notice shall include the name of the successor Trustee with respect to the Notes of such series and the address of its corporate trust office.

(h)	~~(b)~~Any entity into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Issuer, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Issuer or such Guarantor, as applicable.

~~11.3~~11.4	Rights and Duties of Trustee

(a)	In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will be liable for its own wilful misconduct or gross negligence. The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid.

(b)	The Trustee shall transmit to Holders such brief reports concerning the Trustee and its actions under this Indenture as may be required pursuant to Section 313(a) of the Trust Indenture Act at the times and in the manner provided pursuant thereto, for so long as any Notes are outstanding hereunder (but if no event described in Section 313(a) of the Trust Indenture Act has occurred, no report need be transmitted). The Trustee shall promptly deliver to the Issuer a copy of any report it delivers to Holders pursuant to this Section 11.4. The Trustee also shall comply with Section 313(b) of the Trust Indenture Act. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act. A copy of each such report, at the time of such transmission to the Holders of Notes, shall be filed by the Trustee with the Issuer, with each stock exchange on which the Notes are listed, if any, and with the Commission in accordance with Section 313(d) of the Trust Indenture Act. The Issuer shall notify the Trustee when the Notes are listed on any stock exchange or delisted therefrom.

(c)	~~(b)~~Nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the registration or filing (or renewal thereof) of this Indenture ,, any Security Document, or instrument ancillary or supplemental hereto or thereto.

(d)	No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act, or its own willful misconduct, except that this subsection shall not be construed to limit the effect of Section 11.4 or Section 11.5.

(e)	~~(c)~~The Trustee and its officers shall not be:

(i)	accountable for the use or application by the Issuer of the Notes or the proceeds thereof;

(ii)	responsible to make any calculation with respect to any matter under this Indenture;

(iii)	liable for any error in judgment made in good faith unless negligent in ascertaining the pertinent facts; or

(iv)	liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Notes of any series, as provided in Section 7.12, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Notes of such series.

(v)	~~(iv)~~responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its control, including, without limitation, any provision of any law or regulation or any act of any governmental authority, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; cyberterrorism; accidents; labor disputes; acts of civil or military authority and governmental action.

(f)	~~(d)~~The Trustee shall have the right to disclose any information disclosed or released to it if, in the reasonable opinion of the Trustee, after consultation with Counsel, it is required to disclose under any applicable laws, court order or administrative directions, or if, in the reasonable opinion of the Trustee, it is required to disclose to its regulatory authority. The Trustee shall not be responsible or liable to any party for any loss or damage arising out of or in any way sustained or incurred or in any way relating to such disclosure.

(g)	~~(e)~~The Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on whose signature the Trustee is entitled to act, or refrain from acting, under a specific provision of this Indenture.

(h)	~~(f)~~The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a Person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) an authorized representative of the Issuer or a Holder, as sufficient instructions and authority of such party for the Trustee to act and shall have no duty to verify or confirm that Person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon, or compliance with, such instructions or directions, except to the extent any such losses, cost or expense are the direct result of gross negligence or willful misconduct on the part of the Trustee. The Issuer and the Holders agree: (i) to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by such party; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

~~11.4~~11.5	Reliance Upon Declarations, Opinions, etc.

(a)    The Trustee, prior to the occurrence of an Event of Default and after the curing of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

(b)     ~~(a)~~In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith and subject to Section ~~11.7~~11.8, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section ~~11.5~~11.6, if applicable, and with any other applicable requirements of this Indenture. But in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Issuer.

(c)    ~~(b)~~The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Issuer and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

~~11.5~~11.6	Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section ~~11.5~~11.6, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers’ Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii)	in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)	in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer’s Auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b)	Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section ~~11.5(a~~11.6(a).

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)	In addition to its obligations under Section 7.20, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officers’ Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Indenture.

~~11.6~~11.7	Officers’ Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers’ Certificate.

~~11.7~~11.8	Experts, Advisers and Agents

Subject to Sections 11.3 and 11.4, the Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

~~11.8~~11.9	Trustee May Deal in Notes

Subject to Sections ~~11.1~~ 11.2 and ~~11.3~~11.4, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the British Columbia Supreme Court for permission to continue as Trustee hereunder or resign.

~~11.9~~11.10	Investment of Monies Held by Trustee

(a)	Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safe-keeping in the Province of British Columbia with any such bank. In respect of any moneys so held, upon receipt of a written order from a Participant or a Beneficial Holder, the Trustee shall invest the funds in accordance with such written order in Authorized Investments (as defined below). Any such written order from a Participant or a Beneficial Holder shall be provided to the Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such written order from a Participant or a Beneficial Holder received by the Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day. For certainty, after an Event of Default, the Trustee shall only be obligated to make investments on receipt of appropriate instructions from the Holders by way of a resolution of Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing.

(b)	The Trustee shall have no liability for any loss sustained as a result of any investment selected by and made pursuant to the instructions of the Issuer or the Holders, as applicable, as a result of any liquidation of any investment prior to its maturity or for failure of either the Issuer or the Holders, as applicable, to give the Trustee instructions to liquidate, invest or reinvest amounts held with it. In the absence of written instructions from either the Issuer or the Holders as to investment of funds held by it, such funds shall be held uninvested by the Trustee without liability for interest thereon.

(c)	For the purposes of this section, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the government of Canada or a Province or a Canadian chartered bank (which may include an affiliate (as defined in this section) or related party of the Trustee) provided that such obligation is rated at least R1 (middle) by DBRS or an equivalent rating service. For certainty, the Issuer and the Holders acknowledge and agree that the Trustee has no obligation or liability to confirm or verify that investment instructions delivered pursuant to this Section ~~11.9~~ 11.10 comply with the definition of Authorized Investments.

~~11.10~~11.11	Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section ~~11.3~~11.4, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

~~11.11~~11.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

~~11.12~~11.13	Trustee Not Bound to Act on Issuer’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

~~11.13~~11.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder

(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders of Notes of a series at whose instance it is acting to deposit with the Trustee such Notes held by them for which Notes the Trustee shall issue receipts.

(d)	Unless an action is expressly directed or required herein, the Trustee shall request instructions from the Holders with respect to any actions or approvals which, by the terms of this Indenture, the Trustee is permitted to take or to grant (including any such actions or approvals that are to be taken in the Trustee’s “discretion” or “opinion”, or to its “satisfaction”, or words to similar effect), and the Trustee shall refrain from taking any such action or withholding any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions by way of resolution from the Holders in accordance with this Indenture.

~~11.14~~11.15	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in ~~the Provinces of British Columbia and Alberta~~ all of the provinces of Canada but if, notwithstanding the provisions of this Section ~~11.14~~11.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the province of British Columbia, either become so authorized or resign in the manner and with the effect specified in Section ~~11.2~~11.3.

~~11.15~~11.16	Compensation and Indemnity

(a)	The Issuer shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Issuer and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)	The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence or wilful misconduct of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. The Issuer shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Issuer shall pay the reasonable fees and expenses of such Counsel. The Issuer need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence or wilful misconduct on the part of the Trustee.

~~11.16~~11.17	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

~~11.17~~11.18	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (A) the written notice shall describe the circumstances of such non-compliance; and (B) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

~~11.18~~11.19	Privacy

(a)	The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Trustee manage its servicing relationships with such individuals;

(iii)	to meet the Trustee’s legal and regulatory requirements; and

(iv)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

~~11.19~~11.20	Subordination Agreements

(a)	The Trustee shall execute the Subordination Agreements, in its capacity as Trustee under this Indenture, ~~without any further consent or approval from the Holders or the Issuer~~in form and substance satisfactory to the 2026 Majority Noteholders as of the Issue Date and attached as Appendix C or otherwise with the approval from a Holders of a majority of the aggregate principal amount 2026 Notes outstanding. Each Holder, by tendering its ~~acceptance of Notes~~approval, (a) authorizes and directs the Trustee to enter into the Subordination Agreement and any subsequent amendments or modifications thereto (without the consent of Holders) that (i) are requested by the Issuer and that are not adverse to the Holders or (ii) are minor or administrative in nature, and the Trustee may request at any time and rely on an Opinion of Counsel confirming that such amendments or modifications meet the requirements of this clause (a), and (b) acknowledges and agrees that the Trustee shall not be responsible to approve, review or otherwise negotiate the terms of the Subordination Agreement, or any subsequent amendment or modification thereof, on behalf of the Holders or the Issuer and that the Trustee shall not be liable to the Holders for any of the terms or provisions contained in the Intercreditor Agreement. The Holders of the Notes further acknowledge that the Trustee has not and will not provide any advice to the Holders of the Notes in respect of the Indenture or Security Documents, the adequacy of the Indenture or Security Documents or as to the priority, registration or perfection of their interest in the Collateral.

(b)	The Trustee is entering into the Subordination Agreements and any document delivered in connection therewith in its capacity as trustee for the Holders. Whenever any reference is made in the Subordination Agreement or in any document delivered in connection therewith to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Holders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee therein are made and intended not as personal obligations of or by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as agent for, and the property and assets of, the Holders. No property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations thereunder. Further, no recourse may be had or taken, directly or indirectly, against any incorporator, shareholder, officer, director, employee or agent of the Trustee or of any predecessor or successor of the Trustee, with regard to the Trustee’s obligations thereunder.

~~11.20~~11.21	Knowledge of Trustee

Notwithstanding the provisions of this Article 11 or any provision in this Indenture or in the Notes, the Trustee will not be charged with knowledge of the existence of any Event of Default or any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation or any Holder, and such notice to the Trustee shall be deemed to be notice to holders of the Notes. The Trustee will notify Holders as soon as reasonably practicable of such notice.

11.22	Preferential Collection of Claims Against Issuer

The Trustee is subject to Section 311(a) of the Trust Indenture Act, excluding any creditor relationship listed in Section 311(b) of the Trust Indenture Act. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the Trust Indenture Act to the extent indicated therein.

11.23	Evidence of Recording of Indenture

If required pursuant to the Trust Indenture Act, the Issuer shall furnish to the Trustee:

(a)      promptly after the execution and delivery of this Indenture or any Supplemental Indenture, an Opinion of Counsel either stating that in the opinion of such counsel the Indenture has been properly recorded and filed so as to make effective the lien intended to be created thereby, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to make such lien effective; and

(b)     at least annually after the date of execution and delivery of this Indenture, an Opinion of Counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refiling of this Indenture as is necessary to maintain the lien of the Indenture, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to maintain such lien.

11.24	Certificates of Fair Value

The Issuer shall furnish to the Trustee certificates or opinions of fair value with regard to released property pursuant to Section 314(d) of the Trust Indenture Act, which certificates or opinions shall be made by an independent engineer, appraiser or other expert to the extent required by Section 314(d) of the Trust Indenture Act.

11.25	Acts of Holders; Record Dates

The Issuer or the Trustee, as applicable, may set a date for the purpose of determining the Holders of Notes entitled to consent, vote or take any other action referred to in Article 7 or Article 12.

ARTICLE 12

AMENDMENT, SUPPLEMENT AND WAIVER

12.1	Ordinary Consent

Except as provided in Sections 12.2 and 12.3, with the affirmative votes of the Holders of at least a majority in principal amount of the Notes represented and voting at a meeting of Holders, or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or exchange offer for, Notes):

(a)	this Indenture, the Notes and the Guarantees may each be amended or supplemented, and

(b)	any existing Default or Event of Default (and its consequences or lack of compliance with any provision of this Indenture, the Notes or the Guarantees may be waived, other than (i) a Default or Event of Default in the payment of the principal or, premium (if any) or interest on the Notes, except such Default or Event of Default resulting from an acceleration that has been rescinded, and (ii) ~~or lack of compliance with any provision of this Indenture, the Notes or the Guarantees may be waived,~~other than in respect of a covenant or provision hereof which under Section 12.2 cannot be modified or amended without the consent of the Holder of each outstanding security of such series affected, provided that if any such amendment, supplement or waiver affects only one or more series of Notes, then consent to such amendment, supplement or waiver shall only be required to be obtained from the Holders of such affected series of Notes.

12.2	Special Consent

(a)	Notwithstanding Section 12.1, without the consent of, or a resolution passed by the affirmative votes of or signed by each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes of any series held by a non-consenting Holder):

(i)	reduce the principal amount of Notes of any series whose Holders must consent to an amendment, supplement or waiver;

(ii)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment with respect to the redemption of the Notes (other than with respect to any required notice periods); provided, however, that solely for the avoidance of doubt, and without any other implication, any purchase or repurchase of Notes, including pursuant Sections 6.14 and 6.15, as distinguished from any redemption of Notes, shall not be deemed a redemption of the Notes;

(iii)	reduce the rate of or change the time for payment of interest on any Note;

(iv)	waive a Default or Event of Default in the payment of principal of, or interest, or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the Payment Default that resulted from such acceleration);

(v)	make any note payable in money other than U.S. dollars;

(vi)	make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on, the Notes;

(vii)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Guarantees;

(viii)	amend or modify any of the provisions of this Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in any manner adverse to the Holders of the Notes or any Guarantee;

(ix)	modify the amending provisions under this Article 12;

(x)	release any Guarantor from any of its obligations under its Guarantee, or this Indenture, except in accordance with the terms of this Indenture;

(xi)	waive, amend, change or modify the obligation of the Issuer to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with Section 6.15 after the obligation to make such Asset Sale Offer has arisen, including amending, changing or modifying any definition relating thereto;

(xii)	waive, amend, change or modify in any material respect the Issuer’s obligation to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with Section 6.14 after the occurrence of such Change of Control, including amending, changing or modifying any definition relating thereto;

(xiii)	release a material portion of the Collateral from the Lien, other than in accordance with the terms of the Security Documents and/or this Indenture; or

(xiv)	release a Guarantor from its obligations under this Indenture or make any change in this Indenture that would adversely affect the rights of Holders of Notes to receive payments under this Indenture, other than in accordance with the provisions of this Indenture.

12.3	Without Consent

Notwithstanding Sections 12.1 and 12.2, without the consent of any Holder, the Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, the Guarantees or the Security Documents to:

(a)	cure any ambiguity, defect or inconsistency;

(b)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)	provide for the assumption of the Issuer’s or any Guarantor’s obligations to Holders of Notes in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets or otherwise comply with Section 10.1;

(d)	make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under this Indenture of any Holder;

(e)	add any additional Guarantors or to evidence the release of any Guarantor from its obligations under its Guarantee to the extent that such release is permitted by this Indenture, or to secure the Notes and the Guarantees or to otherwise comply with the provisions set out in Article 13;

(f)	secure the Notes or any Guarantees or any other obligation under this Indenture;

(g)	evidence and provide for the acceptance of appointment by a successor Trustee;

~~(h)~~	~~conform the text of this Indenture, the Notes, the Guarantees or the Security Documents to any provision of the Description of Notes to the extent that such provision in this Indenture, the Notes or the Guarantees was intended to be a verbatim recitation of a provision of the Description of Notes;~~

(h)	~~(i)~~provide for the issuance of Additional Notes in accordance with this Indenture;

(i)     ~~(j)~~to enter into additional or supplemental Security Documents or to add additional parties to the Security Documents to the extent permitted thereunder and under the indenture;

(j)	~~(k)~~allow any Guarantor to execute a Guarantee;

(k)    ~~(l)~~to release Collateral from the Liens when permitted or required by this Indenture and the Security Documents or add assets to Collateral to secure Indebtedness; or

(l)     ~~(m)~~to add a Subsidiary as a “co-issuer” of the Notes, provided (a) such Subsidiary is a corporation existing under the laws of the United States, (b) such Subsidiary is jointly and severally liable with the Issuer in relation to all Obligations under this Indenture and Notes, (c) appropriate amendments are made to the covenant described under “Additional Amounts” to ensure any payments made by such Subsidiary continue to be subject to such covenant and (d) such amendments do not adversely affect the legal rights under this Indenture of any Holder as confirmed to the Trustee by an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and qualifications).

12.4	Form of Consent

It is not necessary for the consent of the Holders under Section 12.1 or 12.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

12.5	Supplemental Indentures

(a)	Subject to the provisions of this Indenture, the Issuer and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(i)	establishing the terms of any series of Notes and the forms and denominations in which they may be issued as provided in Article 2;

(ii)	making such amendments not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes of any series which do not affect the substance thereof and which in the opinion of the Trustee relying on an Opinion of Counsel will not be materially prejudicial to the interests of Holders;

(iii)	rectifying typographical, clerical or other manifest errors contained in this Indenture or any Supplemental Indenture, or making any modification to this Indenture or any Supplemental Indenture which, in the opinion of Counsel, are of a formal, minor or technical nature and that are not materially prejudicial to the interests of the Holders;

(iv)	to give effect to any amendment or supplement to this Indenture or the Notes of any series made in accordance with Sections 12.1, 12.2 or 12.3;

(v)	evidencing the succession, or successive successions, of others to the Issuer or any Guarantor and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture; or

(vi)	for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Trustee (relying on an Opinion of Counsel) the rights of neither the Holders nor the Trustee are materially prejudiced thereby.

(b)	Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.

(c)	Upon receipt by the Trustee of (i) an Issuer Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture, and (ii) an Officers’ Certificate stating that such amended or Supplemental Indenture complies with this Section 12.5, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(d)	This Section 12.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Section 10.1(a)(ii)(A).

ARTICLE 13
GUARANTEES AND SECURITY

13.1	Issuance of Guarantees

(a)	The Guarantors providing a Guarantee on the ~~Initial Issue~~ Exchange Date shall execute and deliver to the Trustee the Guarantee in ~~the form attached hereto as Appendix B.~~form and substance reasonably acceptable to the 2026 Majority Noteholders.

(b)	~~The Issuer may also elect to cause any other~~ Each Restricted Subsidiary ~~to~~ shall issue a Guarantee and become a Guarantor.

(c)	Except as set out in Section 13.2(a), a Guarantor may not sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets, in one or more related transactions, to, or consolidate or amalgamate with or merge with or into (regardless of whether such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(i)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)	either:

(A)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) is organized or existing under the laws of (1) the United States, any state thereof or the District of Columbia, (2) Canada or any province or territory thereof or (3) the jurisdiction of organization of the Guarantor, and assumes all the obligations of that Guarantor under this Indenture and its Guarantee by operation of law or pursuant to any agreement reasonably satisfactory to the Trustee; or

(B)	such sale or other disposition or consolidation, amalgamation or merger complies with Section 6.15.

13.2	Release of Guarantees

(a)	The Guarantee of a Guarantor will be automatically released:

(i)	in connection with any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise), in one or more related transactions, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of ~~the Issuer~~Ayr Wellness, if the sale or other disposition does not violate Section 6.15;

(ii)	in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of ~~the Issuer~~ Ayr Wellness after which such Guarantor is no longer a Subsidiary of the Issuer, if the sale of such Capital Stock of that Guarantor complies with Section 6.15;

~~(iii)~~	~~if the Issuer properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under this Indenture;~~

(iii)	[reserved];

(iv)	upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes; or

(v)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture as provided above under Article 8.

(b)	The Trustee shall promptly execute and deliver a release ~~in the form attached hereto as Schedule “B” to Appendix B~~ together with all instruments and other documents reasonably requested by the Issuer or the applicable Restricted Subsidiary to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with this Section 13.2.

13.3	Security

(a)	As general and continuing collateral security for the payment and performance of its Indenture Obligations, the Issuer shall grant Liens (subject to Permitted Liens) on the Collateral to the Collateral Trustee pursuant to the Security Documents. The Collateral Trustee will hold (directly or through co-agents or sub-agents), and will be entitled to enforce (in accordance with this Indenture), all Liens on the Collateral created by the Security Documents.

(b)	Pursuant to the Security Documents, the Issuer will be required to take all actions that are reasonably necessary to perfect the security referred to in Section 13.3(a) in all jurisdictions in which the Issuer has material assets or a principal place of business. Security interests in personal or movable property constituting Collateral will be perfected by the filing of financing statements (or their equivalent) under personal property security legislation applicable to such personal or movable property.

13.4	Further Assurances

(a)	The Issuer shall, at its sole expense, take all actions that are reasonably necessary to confirm that the Collateral Trustee holds, for the benefit of itself, the Trustee and the Holders, duly created, enforceable and perfected Liens upon the Collateral.

(b)	Subject to the applicable limitations set forth herein and in the Security Documents, the Issuer shall, at its sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions, as may be required by applicable law, this Indenture or the Security Documents to create, protect, assure, perfect, transfer and confirm the Liens, benefits, property and rights conveyed or intended to be conveyed by the terms of this Indenture or the Security Documents for the benefit of the Collateral Trustee, the Trustee and the Holders in the Collateral, including with respect to After Acquired Collateral.

13.5	After Acquired Collateral

The Issuer shall, subject to the provisions of this Indenture and the Security Documents, pledge all After Acquired Collateral to secure the Indenture Obligations. Subject to the applicable limitations set forth herein and in the Security Documents, if the Issuer acquires property that is not automatically subject to a perfected security interest under the Security Documents and such property constitutes (or would constitute) Collateral, then the Issuer will, within 30 days after such acquisition provide security over such property in favour of the Collateral Trustee and deliver any required supplements to the Security Documents in connection therewith.

13.6	Release of Security

(a)	The Liens on the Collateral will be released in whole with respect to the Notes and the Security Documents, as applicable, upon the occurrence of any of the following:

(i)	payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(ii)	satisfaction and discharge of the Indenture; or

(iii)	legal defeasance or covenant defeasance as set forth under Sections 8.3 or 8.4,

provided that in each case, all amounts owing to the Trustee under the Indenture and the Notes and to the Collateral Trustee under the Security Documents have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and the Collateral Trustee, as applicable.

(b)	The Liens on the Collateral will automatically be released with respect to any asset constituting Collateral upon the occurrence of any of the following:

(i)	in connection with any disposition of such Collateral to any Person other than the Issuer (but excluding any transaction subject to the covenant described under Section 10.1” if such other Person is required to become the obligor on the Notes) that is permitted by this Indenture; or

(ii)	upon the sale or disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

To the extent required by the Indenture (other than in relation to (ii) above), the Issuer will furnish to the Trustee, prior to each proposed release of Collateral the Indenture, an Officer’s Certificate and/or an opinion of counsel, each stating that all conditions to the release of the Liens on the Collateral have been satisfied.

ARTICLE 14
NOTICES

14.1	Notice to Issuer

Any notice to the Issuer under the provisions of this Indenture shall be valid and effective (i) if delivered to the Issuer at ~~590 Madison Avenue~~2601 South Bayshore Drive, ~~26th Floor~~Suite 900 Miami, ~~New York, NY, 10022~~ FL 33133, Attention: ~~Jennifer Drake,~~ Chief ~~Operating~~ Financial Officer, (ii) if delivered by email to ~~jdrake@ayrstrategies.com~~brad.asher@ayrwellnes.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and if mailed, five days following the mailing thereof. The Issuer may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Issuer for all purposes of this Indenture.

14.2	Notice to Holders

(a)	All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if sent by first class mail, postage prepaid, or, if agreed to by the applicable recipient, by email, by letter or circular addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given five days following the day of mailing, or immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, as applicable. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Issuer to give or mail any notice due to anything beyond the reasonable control of the Issuer shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with Section 14.2(a) would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Issuer shall give such notice by publication at least once in a daily newspaper of general national circulation in Canada.

(c)	Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d)	All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

14.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective: (i) if delivered to the Trustee at its principal office in the City of Vancouver, British Columbia at 323 — 409 Granville Street, Vancouver, British Columbia V6C 1T2, Attention: Corporate Trust, (ii) if delivered by email to ~~DSander@odysseytrust.com~~corptrust@odysseytrust.com, immediately upon sending the email, provided that if such email is not sent during the normal business hours of the recipient, such email shall be deemed to have been sent at the opening of business on the next business day for the recipient, or (iii) if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof.

14.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15
MISCELLANEOUS

15.1	Copies of Indenture

Any Holder may obtain a copy of this Indenture without charge by writing to the Issuer at ~~590 Madison Avenue, 26th Floor, New York, NY, 10022, Attention: Jennifer Drake, Chief Operating~~ 2601 South Bayshore Drive, Suite 900 Miami, FL 33133 Attention: Chief Financial Officer.

15.2	Force Majeure

Except for the payment obligations of the Issuer contained herein, neither the Issuer nor the Trustee shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.2.

15.3	Waiver of Jury Trial

EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEE HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS INDENTURE, THE NOTES OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS INDENTURE. The scope of this waiver is intended to encompass any and all disputes that may be filed in any court and that relate to the subject matter of this Indenture, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that such party has already relied on the waiver in entering into this Indenture, and that such party shall continue to rely on the waiver in its related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel, and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. In the event of litigation, this Indenture may be filed as a written consent to a trial by the court without a jury.

ARTICLE 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

16.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of December ~~10, 2020~~[29], 2023, irrespective of the actual date of execution hereof.

[SIGNATURE PAGE FOLLOWS]

Trustee:

Odyssey Trust Company

By Registered Mail, Mail, Hand or Courier

702-67 Yonge Street
Toronto, Ontario M5E 1J8

Attention: Proxy
Department

Inquiries

Telephone: 1-888-290-1175

E-Mail: corptrust@odysseytrust.com

Proxy Solicitation and Information Agent:

Carson Proxy Advisors

Inquiries

Telephone: 1-800-530-5189 (collect 416-751-2066)

Email at info@carsonproxy.com

Trustee:

Odyssey Trust Company
By Registered Mail, Mail, Hand or Courier

702-67 Yonge Street

Toronto, Ontario M5E 1J8

Attention: Proxy

Department

Inquiries

Telephone: 1-888-290-1175

E-Mail: corptrust@odysseytrust.com

Proxy Solicitation and Information Agent:

Carson Proxy Advisors

Inquiries

Telephone: 1-800-530-5189 (collect 416-751-2066)
Email at info@carsonproxy.com

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